SECURITIES AND EXCHANGE COMMISSION

Washington,

REPORT OF FOREIGN PRI VATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the six months ended June 30, 2019

Commission File Number: 001 - 12518

BANCO SANTANDER, S.A.

Ciudad Grupo Santander

28660 Boadilla del Monte

Madrid - Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes	No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

BANCO SANTANDER, S.A.

________________________

PART 1. INTERIM CONSOLIDATED DIRECTORS’ REPORT First half 2019

Simple Personal Fair

Interim consolidated directors’ report

First half

2019

Santander vision and corporate culture	Group financial information	Financial information by segments	Responsible banking Corporate governance Santander share	Appendix

Key consolidated data

BALANCE SHEET (EUR million)	Jun-19	Mar-19%		Jun-19	Jun-18%		Dec-18
Total assets	1,512,096	1,506,151	0.4	1,512,096	1,433,833	5.5	1,459,271
Loans and advances to customers	908,235	910,195	(0.2)	908,235	862,092	5.4	882,921
Customer deposits	814,751	808,361	0.8	814,751	774,425	5.2	780,496
Total funds	1,032,769	1,019,878	1.3	1,032,769	981,363	5.2	980,562
Total equity	109,985	110,365	(0.3)	109,985	104,445	5.3	107,361

Note: Total funds includes customer deposits, mutual funds, pension funds and managed portfolios.

INCOME STATEMENT (EUR million)	Q2'19	Q1'19%		H1'19	H1'18%		2018
Net interest income	8,954	8,682	3.1	17,636	16,931	4.2	34,341
Total income	12,351	12,085	2.2	24,436	24,162	1.1	48,424
Net operating income	6,522	6,327	3.1	12,849	12,680	1.3	25,645
Profit before tax	2,929	3,602	(18.7)	6,531	6,899	(5.3)	14,201
Attributable profit to the parent	1,391	1,840	(24.4)	3,231	3,752	(13.9)	7,810

Changes in constant euros: Q2'19 / Q1'19: NII: +3.9%; Total income: +3.0%; Net operating income: +4.0%; Attributable profit: -23.2% H1'19 / H1'18: NII: +5.5%; Total income: +2.8%; Net operating income: +3.2%; Attributable profit: -11.7%

UNDERLYING INCOME STATEMENT (1) (EUR million)	Q2'19	Q1'19%		H1'19	H1'18%		2018
Net interest income	8,954	8,682	3.1	17,636	16,931	4.2	34,341
Total income	12,351	12,085	2.2	24,436	24,162	1.1	48,424
Net operating income	6,522	6,327	3.1	12,849	12,680	1.3	25,645
Profit before tax	3,895	3,684	5.7	7,579	7,480	1.3	14,776
Attributable profit to the parent	2,097	1,948	7.6	4,045	4,052	(0.2)	8,064

Variations in constant euros: Q2'19 / Q1'19: NII: +3.9%; Total income: +3.0%; Net operating income: +4.0%; Attributable profit: +8.7% H1'19 / H1'18: NII: +5.5%; Total income: +2.8%; Net operating income: +3.2%; Attributable profit: +2.1%

EPS, PROFITABILITY AND EFFICIENCY (%)	Q2'19	Q1'19%		H1'19	H1'18%		2018
EPS (euro)	0.076	0.104	(26.7)	0.181	0.216	(16.4)	0.449
Underlying EPS (euros) (1)	0.120	0.111	8.1	0.231	0.235	(1.6)	0.465
RoE	7.79	7.85		7.41	8.24		8.21
RoTE	11.02	11.15		10.51	11.79		11.70
Underlying RoTE (1)	12.03	11.31		11.68	12.24		12.08
RoA	0.63	0.63		0.60	0.65		0.64
RoRWA	1.56	1.54		1.48	1.55		1.55
Underlying RoRWA (1)	1.67	1.56		1.62	1.60		1.59
Efficiency ratio	47.2	47.6		47.4	47.5		47.0

SOLVENCY AND NPL RATIOS (%)	Jun-19	Mar-19	Jun-19	Jun-18	Dec-18
CET1 (2)	11.30	11.23	11.30	10.80	11.30
Fully loaded Total ratio (2)	14.80	14.82	14.80	14.24	14.77
NPL ratio	3.51	3.62	3.51	3.92	3.73
Coverage ratio	68	68	68	69	67

MARKET CAPITALISATION AND SHARES	Jun-19	Mar-19%		Jun-19	Jun-18%		Dec-18
Shares (millions)	16,237	16,237	—	16,237	16,136	0.6	16,237
Share price (euros)	4.081	4.145	(1.5)	4.081	4.592	(11.1)	3.973
Market capitalisation (EUR million)	66,253	67,292	(1.5)	66,253	74,097	(10.6)	64,508
Tangible book value per share (euros)	4.30	4.30		4.30	4.10		4.19
Price / Tangible book value per share (X)	0.95	0.96		0.95	1.12		0.95
P/E ratio (X)	11.29	9.94		11.29	10.62		8.84

OTHER DATA	Jun-19	Mar-19%		Jun-19	Jun-18%		Dec-18
Number of shareholders	4,054,208	4,089,097	(0.9)	4,054,208	4,152,125	(2.4)	4,131,489
Number of employees	201,804	202,484	(0.3)	201,804	200,961	0.4	202,713
Number of branches	13,081	13,277	(1.5)	13,081	13,482	(3.0)	13,217

(1)

In addition to financial information prepared in accordance with International Financial Reporting Standards (IFRS) and derived from our consolidated financial statements, this report contains certain financial measures that constitute alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on October 5, 2015 and other non-IFRS measures, including the figures related to “underlying” results, as they are recorded in the separate line of “net capital gains and provisions”, above the line of attributable profit to the parent. Further details are provided on page 12 of this report.

For further details of the APMs and non-IFRS measures used, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see 2018 Annual Financial Report, published in the CNMV on February 28, 2019, our 20-F report for the year ending December 31, 2018 registered with the SEC in the United States as well as the “Alternative performance measures” section of the annex to this report.

(2)

2019 and 2018 data applying the IFRS 9 transitional arrangements. As indicated by the consolidating supervisor a pay-out of 50%, the maximum within the target range (40%- 50%), was applied for the calculation of the capital ratios in 2019. Previously, the average cash pay-out for the last three years was considered.

January – June 2019	3

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SANTANDER VISION AND CORPORATE CULTURE

Our success is based on a clear purpose, aim and approach to business.

We are building a more responsible bank

A  digital Santander.

To continue growing in a sustainable and profitable way and to accelerate execution, we will remain focused on our digital transformation.

Our purpose To help people and businesses prosper.	Our aim as a bank To be the best open financial services platform, by acting responsibly and earning the lasting loyalty of our people, customers, shareholders and communities.	Our how Everything we do should be Simple, Personal and Fair.

Santander expects to accelerate its digital transformation and the launch of global platforms, which will enable the Group to offer new solutions, products and services to our customers, and compete in the open market for new ones.

Strong corporate culture.

The Santander Way is our global culture, fully aligned to our corporate strategy. It includes our purpose, our aim, and how we do business.

Our corporate culture includes eight corporate behaviors...

Show	Truly listen	Talk	Keep	Support	Embrace	Actively	Bring
respect		straight	promises	people	change	collaborate	passion

…and a strong risk culture where everyone is personally responsible for managing their risks in their day to day work

4	January – June 2019

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Generating confidence and operating responsibly, we contribute value to all our stakeholders

At June 30, 2019 Grupo Santander had 201,804 professionals throughout the world, with an average age of 38, 55% of them women and 45% men.

The aim of our human resources strategy is to be a reference employer, working on these strategic drivers: a common culture (the Santander Way), dynamic management of talent (Workday, the new central global platform for employees and their skills) and talent for the future (Strategic Workforce Planning).

Significant progress is being made in various initiatives within the priorities of culture and commitment (such as Flexiworking, StarMeUp, commitment surveys); attraction and recruitment (such as remuneration plans that involve shares); retaining and developing talent (such as Young Leaders, learning platforms, succession plans, international mobility), as well as diversity and inclusion (gender salary equity, development of diversity and inclusion principles, etc.).

We continued to focus on improving customer loyalty and experience. Progress was reflected in the increase of 1.9 million loyal customers, greater penetration over active clients and 6.4 million digital customers in the last 12 months.

With the creation of Santander Global Platform, we are taking a further step forward in our digital transformation, which aligns our reporting structure with our organisation and strategy..

We also continued to strengthen our traditional branches and develop new models (SMART, Súper Ágil and Work Café), while investing in new generation ATMs and in contact centres.

Extel recognised Banco Santander as one of the three best banks in Europe for investor relations, based on a survey of more than 14,000 investment professionals. IR Magazine awarded the Santander Investor Relations team its Best Crisis Management Prize.

The Bank maintains a constant communication commitment with its investors and shareholders. In line with this strategy, analysts and investors in Spain and the UK took part in a survey to assess the rollout of the Group’s corporate culture.

The Bank launched the XI edition of the Universia Foundation Scholarships, which help university students with disabilities who are Santander shareholders or relatives of shareholders.

The Group announced new responsible banking commitments for 2019-2025. These include, among other things: make available EUR 120,000 million of green financing, eliminate single use unnecessary plastic in all the Group’s buildings, increase the consumption of renewable energy to 100% in those countries where it is possible to certify its origin and raise the number of women in senior management. Further details in page 46.

Grupo Santander is classified as first in the Spanish ranking of sustainable debt issues, after acting as bookrunner in the majority of the green bond issues in Spain, according to Dealogic.

Santander is also very actively involved in syndicated loans of sustainable bonds in Spain, and has a range of ESG mutual funds (Santander Sostenible) that make us the leader with a 66% market share.

January – June 2019	5

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GROUP PERFORMANCE

GROWTH

The Group’s strategy is driving growth in loyal and digital customers and is reflected in greater activity in almost all markets

Further increase in loyal customers to more than 20 million in June 2019, 1.9 million more than at the end of June 2018 (+10%), with individuals up 11% and companies 7%.

The faster pace of digitalisation is producing notable growth in digital customers, whose number increased by 6.4 million (+22%) in the 12 months since June 2018 to nearly 35 million. There was also strong growth in the number of online and mobile phone accesses in the first half to 3,725 million (+28% year-on-year) and in monetary and voluntary transactions to 1,062 million (+25%).

Loyal customers	Digital customers
Millions	Millions

Volumes (at constant exchange rates) increased in the second quarter both gross loans and advances to customers (excluding reverse repos), as well as customer funds (+2% and +3%, respectively).

Compared to June 2018 (at constant exchange rates), gross loans and advances to customers (excluding reverse repos) grew 4% and increased in seven of the 10 core units. Customer funds (+6% year- on-year) rose in all of them. Growth in demand and time deposits as well as mutual funds.

Solid funding structure and liquidity: net loan-to-deposit ratio of 111% (the same as in June 2018).

Activity: Jun-19 vs. Jun-18
% change in constant euros

6	January – June 2019

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GROUP PERFORMANCE

PROFITABILITY	STRENGTH

Solid business model which enables us to generate value based on profitability, efficiency and innovation, and obtain profits on a recurring basis	Santander is strengthening its capital ratios and improving credit quality while maintaining a high level of profitability

The positive trends in results were maintained in the current context, with solid customer revenue. Of note, growth in net interest income, costs which reflect the first synergies in some countries and stable provisions.

The CET1 ratio stood at 11.30% after organically generating 11 basis points in the second quarter and absorbing regulatory impacts and restructuring costs (-20 bps). The CET1 ratio was 50 basis points higher year-on-year.

Second quarter attributable profit of EUR 1,391 million, affected by EUR 706 million of net charges, mainly in restructuring costs. Excluding this impact, underlying profit was EUR 2,097 million (+8% quarter-on-quarter). Excluding the contribution to the Single Resolution Fund (SRF) underlying profit would have risen 16% (+17% in constant euros).

Tangible equity per share (TNAV) was EUR 4.30 in June 2019, 5% higher than a year earlier.

In addition, and in terms of value creation per shareholder, the recording between the two dates of the cash dividend should be taken into account. Including it, the TNAV per share increased 10% in the last 12 months.

First half attributable profit of EUR 3,231 million, affected by net charges of EUR 814 million in ‘net capital gains and provisions’ (see page 12). Excluding them, underlying attributable profit (EUR 4,045 million) was stable in euros (+2% in constant euros), after absorbing the markets’ negative performance, higher costs for foreign currency hedging, the impact of implementing IFRS 16 and the high inflation adjustment in Argentina. Profit rose in seven of the 10 core units.

The efficiency ratio remained at around 47%, one of the best among our peers, the RoTE was 10.5% and underlying RoTE 11.7%. Lastly, RoRWA of 1.48% and underlying RoRWA of 1.62%.

Credit quality improved in the quarter and in the last 12 months. The cost of credit ended June below 1% (0.98% in June 2019) and the NPL ratio dropped for the eighth consecutive quarter (-11 bps in the second quarter and -41 bps since June 2018). Coverage remained at 68%.

January – June 2019	7

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Income statement

GRUPO SANTANDER RESULTS

      Second quarter attributable profit to the Parent of EUR 1,391 million, affected by EUR -706 million of net charges that are outside the ordinary course performance of our business, mainly restructuring costs. Excluding this charge, underlying profit was 8% higher (+9% excluding exchange rates).

      First half attributable profit was 14% lower year-on-year at EUR 3,231 million (-12% in constant euros) after recording net results that are outside the ordinary course performance of our business, amounting to EUR -814 million in 2019 and EUR -300 million in 2018. Excluding these results, the underlying attributable profit was EUR 4,045 million, very similar to that in the same period of 2018 (+2% in constant euros).

      At the end of June 2019, the results continued to reflect a solid underlying trend. Customer revenue increased and costs began to show the synergies obtained in various units. The efficiency ratio continued to be one of the best in the sector (47.4%).

      The cost of credit remained at very low levels (0.98%) and profitability ratios were high: RoTE of 10.5% (underlying RoTE of 11.7%) and RoRWA of 1.48% (underlying RoRWA of 1.62%).

Grupo Santander. Summarised income statement

EUR million

			Change				Change
	Q2'19	Q1'19%		% excl. FX	H1'19	H1'18%		% excl. FX
Net interest income	8,954	8,682	3.1	3.9	17,636	16,931	4.2	5.5
Net fee income (commission income minus commission expense)	2,932	2,931	0.0	1.0	5,863	5,889	(0.4)	2.3
Gains or losses on financial assets and liabilities and exchange differences (net)	234	277	(15.5)	(14.3)	511	854	(40.2)	(37.2)
Dividend income	295	66	347.0	346.8	361	264	36.7	37.2
Share of results of entities accounted for using the equity method	153	153	—	0.7	306	354	(13.6)	(11.2)
Other operating income / expenses	(217)	(24)	804.2	905.8	(241)	(130)	85.4	131.7
Total income	12,351	12,085	2.2	3.0	24,436	24,162	1.1	2.8
Operating expenses	(5,829)	(5,758)	1.2	1.8	(11,587)	(11,482)	0.9	2.4
Administrative expenses	(5,099)	(5,011)	1.8	2.3	(10,110)	(10,265)	(1.5)	(0.0)
Staff costs	(3,074)	(3,006)	2.3	2.7	(6,080)	(5,960)	2.0	3.3
Other general administrative expenses	(2,025)	(2,005)	1.0	1.7	(4,030)	(4,305)	(6.4)	(4.7)
Depreciation and amortisation	(730)	(747)	(2.3)	(1.7)	(1,477)	(1,217)	21.4	23.0
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)	(2,122)	(2,246)	(5.5)	(4.8)	(4,368)	(4,352)	0.4	1.5
o/w: net loan-loss provisions	(2,141)	(2,172)	(1.4)	(0.7)	(4,313)	(4,297)	0.4	1.4
Impairment on other assets (net)	(7)	(20)	(65.0)	(69.2)	(27)	(96)	(71.9)	(72.6)
Provisions or reversal of provisions	(1,451)	(465)	212.0	214.4	(1,916)	(1,262)	51.8	54.8
Gain or losses on non financial assets and investments, net	31	219	(85.8)	(85.8)	250	23	987.0	987.0
Negative goodwill recognised in results	—	—	—	—	—	—	—	—
Gains or losses on non-current assets held for sale not classified as discontinued operations	(44)	(213)	(79.3)	(79.3)	(257)	(94)	173.4	173.4
Profit or loss before tax from continuing operations	2,929	3,602	(18.7)	(17.5)	6,531	6,899	(5.3)	(3.1)
Tax expense or income from continuing operations	(1,092)	(1,357)	(19.5)	(18.3)	(2,449)	(2,378)	3.0	6.1
Profit from the period from continuing operations	1,837	2,245	(18.2)	(17.1)	4,082	4,521	(9.7)	(7.9)
Profit or loss after tax from discontinued operations	—	—	—	—	—	—	—	—
Profit for the period	1,837	2,245	(18.2)	(17.1)	4,082	4,521	(9.7)	(7.9)
Attributable profit to non-controlling interests	(446)	(405)	10.1	10.7	(851)	(769)	10.7	10.3
Attributable profit to the parent	1,391	1,840	(24.4)	(23.2)	3,231	3,752	(13.9)	(11.7)
EPS (euros)	0.076	0.104	(26.7)		0.181	0.216	(16.4)
Diluted EPS (euros)	0.076	0.104	(26.7)		0.180	0.216	(16.4)
Memorandum items:
Average total assets	1,500,703	1,488,505	0.8		1,492,954	1,438,444	3.8
Average stockholders' equity	98,659	97,886	0.8		98,191	94,662	3.7

8	January – June 2019

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Income statement

First half of 2019 results compared to the first half of 2018

The underlying trends of the P&L remained solid compared to the first half of 2018, with customer revenue growing, mainly net interest income, costs beginning to reflect the synergies obtained in various units and a cost of credit still at historically low levels.

This good performance, however, is not fully reflected in the year-on-year comparison for attributable profit because of the recording of a net negative amount of EUR 814 million for charges that are outside the ordinary course performance of our business, mainly restructuring costs for ongoing integrations, as set out on page 12 of this report. In addition, the comparison is also affected by the poorer performance of gains on financial transactions, implementing IFRS 16 and the high inflation adjustment in Argentina.

This performance is explained in detail below:

 Revenue

●  Our revenue structure, where net interest income and net fee income generate more than 96% of total income in 2019, well above the average of our competitors, enables us to grow consistently and recurrently, limiting the impact that bouts of high volatility could have on our results from financial operations. Total income grew 1% (+3% without the FX impact), as follows:

– Net interest income rose 4%. Excluding the FX impact, growth was 6% and due to greater lending and deposits, mainly in developing countries where, overall, they increased at double-digit rates in constant euros, and management of spreads in a low interest rate environment in mature markets and which fell in some countries in the last 12 months. There was also a negative impact of around EUR 150 million from IFRS 16 application.

All units rose in local currency terms, except the UK which was affected by the pressure of spreads in new mortgage loans and SVR balances (Standard Variable Rate), Portugal, due to low interest rates and the impact of ALCO portfolio sales, and Chile because of lower inflation. Mexico, Uruguay, Argentina and Poland increased at double digit rates and Brazil, and the US at around 7%.

– Net fee income fell 0.4%. The increase without the FX impact was 2%, reflecting the greater customer loyalty combined with the growth strategy in services and higher value-added products. Of note was the growth in the most transactional businesses from cards, insurance, custody, foreign currency and cheques and transfers. On the other hand, decline in net fee income from advising operations and guarantees, affected by reduced activity in the markets.

– Gains on financial transactions and other operating income (dividends, equity method income and others), which accounted for less than 4% of total income, fell 30% in euros and 29% without the FX impact because of lower activity in the first half of 2019, combined with a higher cost of foreign currency hedging compared to a very good first quarter in 2018 in the markets and higher income from the ALCO portfolio sales.

Net interest income	Net fee income
EUR million	EUR million

constant euros
8,278
8,438
8,722
8,987
8,650
8,986
8,454
8,477
8,349
9,061
8,682
8,954
Q1'18
Q2'18
Q3'18
Q4'18
Q1'19
Q2'19

constant euros
2,843
2,886
2,802
2,883
2,917
2,946
2,955
2,934
2,640
2,956
2,931
2,932
Q1'18
Q2'18
Q3'18
Q4'18
Q1'19
Q2'19

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Income statement

 Costs

● Costs grew 1% in euros and 2% without the FX impact, as a result of investments in transformation and digitalisation, the improvements made to the distribution networks, the slight perimeter impact from the integration of the retail and SME businesses acquired from Deutsche Bank Polska and the impact on Argentina of high inflation.

● In real terms (excluding inflation), costs were 2% lower (excluding the FX impact). The Group’s aim is to improve our operational capacity and at the same time manage our costs more efficiently adapted to each area, via an exemplary execution of the integrations currently underway and fostering the use of shared services, mainly in Europe, where costs are beginning to reflect the first synergies of integrations, and fell 3% in real terms, underpinned by decreases in Spain (-9%), the UK (-3%) and Portugal (-5%). Of note among other countries was the US, where costs fell 2% in real terms backed by an improvement in operational leveraging, as well as Brazil and Chile whose costs were controlled despite the ongoing investment to improve the distribution capacity.

The efficiency ratio continued to be a reference in the sector at 47.4%, virtually unchanged from 47.5% in the first half of 2018.

 Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)

● The impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net) amounted to EUR 4,368 million, 0.4% more year-on-year (1% without the FX impact).

● As part of this item, loan-loss provisions were the same in euros and 1% higher without the FX impact. By units, Brazil, Portugal, SCF, Chile and the UK declined, while those that increased are linked mainly to countries with stronger growth in volumes.

● The cost of credit inched down from 0.99% in June 2018 to 0.98% a year later. In year-on-year terms all units improved or remained stable, except for Argentina.

 Impairment on other assets (net)

●  The impairment on other assets (net) in the first half of 2019 was EUR 27 million (EUR 96 million in the same period of 2018).

Total income	Operating expenses
EUR million	EUR million

constant euros
11,855
11,906
12,307
12,404
12,039
12,397
12,151
12,011
11,720
12,542
12,085
12,351
Q1'18
Q2'18
Q3'18
Q4'18
Q1'19
Q2'19

constant euros
5,641
5,671
5,626
5,827
5,742
5,845
5,764
5,718
5,361
5,936
5,758
5,829
Q1'18
Q2'18
Q3'18
Q4'18
Q1'19
Q2'19

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Income statement

 Provisions or reversal of provisions

●  Provisions (net of reversal of provisions) amounted to EUR 1,916 million in the first half of 2019 (EUR 1,262 million in the same period of 2018). The increase was mainly due to restructuring charges in Spain, the UK and Poland, which are set out on page 12 of this report.

 Gains or losses on non-financial assets and investments (net)

●  This item reflects a profit of EUR 250 million in 2019 (EUR 23 million in the first half of 2018). The increase was mainly due to the recording of capital gains from the sale of 51% our stake in Prisma Medios de Pago S.A. and the revaluation of the rest of the stake (49%), with a positive net tax impact in the first half of EUR 150 million.

 Gains or losses on non-current assets held for sale not classified as discontinued operations

●  This item, which mainly includes the sale and deterioration of foreclosed assets recorded during the quarter, amounted to EUR-257 million in the first half (EUR -94 million in the same period of 2018).The difference was mainly due to the recording of capital losses from the sale of a portfolio of real estate to a subsidiary of Cerberus.

 Profit before tax

●  First half profit before tax was EUR 6,531 million, 5% lower year- on-year. Excluding the FX impact, the fall was 3%, largely due to the non-recurring charges already mentioned.

 Income tax

●  Income tax was EUR 2,449 million, 3% higher than in the first half of 2018.

 Attributable profit to non-controlling interests

●  This amounted to EUR 851 million, 11% more year-on-year. Excluding the FX impact, it was 10% higher, mainly due to Brazil, the US, Mexico and Santander Consumer Finance.

 Attributable profit to the parent

●  Profit attributed to the Parent was EUR 3,231 million, 14% less than in the first half of 2018. Excluding the FX impact it was 12% lower.

●  RoE was 7.4%, RoTE 10.5% and RoRWA 1.48% (8.2%, 11.8% and 1.55%, respectively, in the first half of 2018). Earnings per share were EUR 0.181 (EUR 0.216in the first half of 2018).

Net loan-loss provisions	Attributable profit to the parent
EUR million	EUR million

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Income statement

 Underlying attributable profit to the parent

●  Underlying profit attributed to the parent was affected in 2019 and 2018 by the following net results, which are outside the ordinary course performance of our business and which distort year-on-year comparisons:

First half 2019:

1.	Restructuring costs in Spain as part of the plan to integrate Banco Popular’s commercial networks amounting to EUR 600 million, recorded in the second quarter.

2.

Charges in the UK of EUR 172 million were recorded in the first half for restructuring costs related to its optimisation plan and PPI provisions (of which EUR 106 million of were charged in the second quarter).

3.	Net capital losses of EUR 180 million for the sale of real estate assets in the first quarter.

4.	We also recorded restructuring costs of EUR 12 million in the first quarter for the integration process in Poland in the first quarter.

5.

Lastly, capital gains from the sale of 51% of our stake in the Argentinian entity Prisma Medios de Pago S.A. and the revaluation of the remaining 49%, generating a capital gain of EUR 150 million in the first quarter.

First half 2018:

1.	Positive results from the integration in Portugal (EUR 20 million), recorded in the second quarter.

2.	Charges for restructuring costs: EUR -280 million in Spain and EUR -40 million in the Corporate Centre, both related to Popular’s integration, recorded in the second quarter.

Excluding these results from the various P&L lines where they are recorded, and incorporating them separately in the line ‘net capital gains and provisions’, adjusted profit or underlying profit attributed to the parent was EUR 4,045 million in the first half of 2019, almost the same as a year earlier and 2% higher without the FX impact.

Seven of the 10 core units increased in their local currencies, and at double digit rates in Brazil, Mexico, the US and Portugal.

Profit decreased in the UK (mainly because of competitive pressure on revenue), in Poland (impacted by the higher contribution to the Bank Guarantee Fund and Banking Tax) and in Santander Consumer Finance, the last two falling 1% each in constant euros.

As a result, the Group’s underlying RoTE was 11.7%, the underlying RoRWA 1.62% and underlying earnings per share EUR 0.231 (EUR 0.235 in the first half of 2018).

Summarised underlying income statement (EUR million)

			Change				Change
	Q2'19	Q1'19%		% excl. FX	H1'19	H1'18%		% excl. FX
Net interest income	8,954	8,682	3.1	3.9	17,636	16,931	4.2	5.5
Net fee income	2,932	2,931	0.0	1.0	5,863	5,889	(0.4)	2.3
Gains (losses) on financial transactions (1)	234	277	(15.5)	(14.3)	511	854	(40.2)	(37.2)
Other operating income	231	195	18.5	16.5	426	488	(12.7)	(15.4)
Total income	12,351	12,085	2.2	3.0	24,436	24,162	1.1	2.8
Administrative expenses and amortisations	(5,829)	(5,758)	1.2	1.8	(11,587)	(11,482)	0.9	2.4
Net operating income	6,522	6,327	3.1	4.0	12,849	12,680	1.3	3.2
Net loan-loss provisions	(2,141)	(2,172)	(1.4)	(0.7)	(4,313)	(4,297)	0.4	1.4
Other gains (losses) and provisions	(486)	(471)	3.2	4.2	(957)	(903)	6.0	10.2
Profit before tax	3,895	3,684	5.7	6.8	7,579	7,480	1.3	3.4
Tax on profit	(1,353)	(1,326)	2.0	3.4	(2,679)	(2,659)	0.8	3.2
Profit from continuing operations	2,542	2,358	7.8	8.8	4,900	4,821	1.6	3.6
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	2,542	2,358	7.8	8.8	4,900	4,821	1.6	3.6
Non-controlling interests	(445)	(410)	8.5	9.0	(855)	(769)	11.2	10.8
Underlying attributable profit to the parent	2,097	1,948	7.6	8.7	4,045	4,052	(0.2)	2.1
Net capital gains and provisions	(706)	(108)	553.7	536.6	(814)	(300)	171.3	171.3
Attributable profit to the parent	1,391	1,840	(24.4)	(23.2)	3,231	3,752	(13.9)	(11.7)

(1) Includes exchange differences.

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Income statement

 Second quarter results compared to the first quarter of 2019

The second quarter’s attributable profit to the parent was 24% lower than the first quarter’s in euros and 23% lower without the FX impact. This comparison is conditioned by those amounts that are outside the ordinary course performance of our business (EUR-706 million), which are explained in previous pages.

Excluding these results, underlying attributable profit to the parent was 8% higher quarter-on-quarter in euros and 9% higher without the FX impact, as follows:

•   Total income increased 3% due to growth in customer revenue.

–   Net interest income was 4% higher, mainly due to the good performance in Brazil, the recovery of inflation in Chile and rises at Santander Consumer Finance and the US because of larger volumes.

–   Net fee income increased 1% after absorbing the decrease derived from wholesale markets. The main increase was in Brazil.

–   Gains on financial transactions and other operating income remained virtually flat, after absorbing the contribution to the Single Resolution Fund (SRF) in the second quarter.

•   Operating expenses rose 2% driven by North America, South America (partly due to high inflation in Argentina) and Santander Global Platform (investments made in the initial phase), while Europe decreases, with falls in the UK, Spain and Portugal.

•   Loan-loss provisions decreased 1%, due to falls in Europe and the US.

Underlying attributable profit to the parent*
EUR million

(*) Excluding net capital gains and provisions.

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Balance sheet

Grupo Santander. Condensed balance sheet

EUR million

Assets	Jun-19	Jun-18	Absolute change	%	Dec-18
Cash, cash balances at central banks and other demand deposits	104,104	107,687	(3,583)	(3.3)	113,663
Financial assets held for trading	102,574	112,947	(10,373)	(9.2)	92,879
Debt securities	33,343	27,005	6,338	23.5	27,800
Equity instruments	11,133	17,670	(6,537)	(37.0)	8,938
Loans and advances to customers	300	5,103	(4,803)	(94.1)	202
Loans and advances to central banks and credit institutions	—	7,172	(7,172)	(100.0)	—
Derivatives	57,798	55,997	1,801	3.2	55,939
Financial assets designated at fair value through profit or loss	78,813	53,306	25,507	47.9	68,190
Loans and advances to customers	23,407	20,289	3,118	15.4	23,796
Loans and advances to central banks and credit institutions	46,915	25,131	21,784	86.7	32,325
Other (debt securities an equity instruments)	8,491	7,886	605	7.7	12,069
Financial assets at fair value through other comprehensive income	118,062	120,831	(2,769)	(2.3)	121,091
Debt securities	111,891	116,520	(4,629)	(4.0)	116,819
Equity instruments	2,789	2,766	23	0.8	2,671
Loans and advances to customers	3,382	1,545	1,837	118.9	1,601
Loans and advances to central banks and credit institutions	—	—	—	—	—
Financial assets measured at amortised cost	981,046	922,948	58,098	6.3	946,099
Debt securities	39,382	39,524	(142)	(0.4)	37,696
Loans and advances to customers	881,146	835,155	45,991	5.5	857,322
Loans and advances to central banks and credit institutions	60,518	48,269	12,249	25.4	51,081
Investments in subsidiaries, joint ventures and associates	7,788	9,262	(1,474)	(15.9)	7,588
Tangible assets	33,755	23,461	10,294	43.9	26,157
Intangible assets	28,794	27,893	901	3.2	28,560
Goodwill	25,613	25,035	578	2.3	25,466
Other intangible assets	3,181	2,858	323	11.3	3,094
Other assets	57,160	55,498	1,662	3.0	55,044
Total assets	1,512,096	1,433,833	78,263	5.5	1,459,271
Liabilities and shareholders' equity
Financial liabilities held for trading	74,187	75,350	(1,163)	(1.5)	70,343
Customer deposits	—	5,777	(5,777)	(100.0)	—
Debt securities issued	—	—	—	—	—
Deposits by central banks and credit institutions	—	558	(558)	(100.0)	—
Derivatives	58,341	54,892	3,449	6.3	55,341
Other	15,846	14,123	1,723	12.2	15,002
Financial liabilities designated at fair value through profit or loss	60,237	58,153	2,084	3.6	68,058
Customer deposits	37,849	31,881	5,968	18.7	39,597
Debt securities issued	3,117	2,309	808	35.0	2,305
Deposits by central banks and credit institutions	19,141	23,535	(4,394)	(18.7)	25,707
Other	130	428	(298)	(69.6)	449
Financial liabilities measured at amortized cost	1,224,194	1,153,918	70,276	6.1	1,171,630
Customer deposits	776,902	736,767	40,135	5.4	740,899
Debt securities issued	251,672	224,466	27,206	12.1	244,314
Deposits by central banks and credit institutions	160,808	164,164	(3,356)	(2.0)	162,202
Other	34,812	28,521	6,291	22.1	24,215
Liabilities under insurance contracts	731	936	(205)	(21.9)	765
Provisions	14,571	13,758	813	5.9	13,225
Other liabilities	28,191	27,273	918	3.4	27,889
Total liabilities	1,402,111	1,329,388	72,723	5.5	1,351,910
Shareholders' equity	120,054	117,935	2,119	1.8	118,613
Capital stock	8,118	8,068	50	0.6	8,118
Reserves	108,705	107,164	1,541	1.4	104,922
Attributable profit to the Group	3,231	3,752	(521)	(13.9)	7,810
Less: dividends	—	(1,049)	1,049	(100.0)	(2,237)
Other comprehensive income	(21,425)	(23,885)	2,460	(10.3)	(22,141)
Minority interests	11,356	10,395	961	9.2	10,889
Total equity	109,985	104,445	5,540	5.3	107,361
Total liabilities and equity	1,512,096	1,433,833	78,263	5.5	1,459,271

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Balance sheet

GRUPO SANTANDER BALANCE SHEET

•   Compared to June 2018, gross loans and advances to customers (excluding reverse repos) as well as customer funds increased.

•   Gross loans and advances to customers excluding reverse repos rose 4% year-on-year, both in euros and in constant euros, with growth in seven of the 10 core countries, particularly in developing markets (+12%).

•   Customer funds increased 7% year-on-year in euros. In constant euros up 6%, with rises in the 10 core units. Deposits (excluding repos) grew in all units and mutual funds in most of them, due to the better performance in recent months (+4% in constant euros in the quarter and 9% since December 2018).

  Loans and advances to customers

Gross loans and advances to customers rose to EUR 908,234 million, 5% growth year-on-year.

The Group uses gross loans and advances to customers excluding reverse repos for the purpose of analysing traditional commercial banking loans.

•  Compared to June 2018, gross loans and advances to customers excluding reverse repos and the exchange rate impact increased 4%, with the following evolution by countries:

− Increase in seven of the 10 core units, particularly all developing countries, which overall grew 12%: Poland (+26%), partly because of the increased perimeter, Argentina (+14%), due to peso balances as well as the impact of the currency’s depreciation on dollar balances, Brazil (+9%), Mexico (+8%) and Chile (+7%).

− As regards mature markets, notable growth in the United States (+10%, with growth in SC USA and SBNA) and Santander Consumer Finance (+7%), with rises in all countries that comprise it. The UK’s balances remained stable, as mortgage and other retail loan growth was partially offset by the reduction of commercial real estate exposure.

− The only declines were in Portugal and Spain, markets that continued to deleverage and where gross loans and advances to customers excluding reverse repos fell by 1% and 4%, respectively. Portugal was affected by the sale of non-productive portfolios, and Spain was affected by lower wholesale balances and with institutions.

•  Quarter-on-quarter, gross loans and advances to customers excluding reverse repos increased 2%. Growth of 3% in Santander Consumer Finance and in the US, 2% in Poland, Mexico and Chile and around 1% in the UK and Brazil. Spain remained stable in the quarter and Argentina decreased 2%.

•   Loans and advances to customers maintained a balanced structure at the end of the semester: individuals (46%), consumer credit (17%), SMEs and companies (25%) and SCIB (12%).

Gross loans and advances to customers (Excl. reverse repos)	Gross loans and advances to customers (Excl. reverse repos)
EUR billion	% operating areas. June 2019

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Balance sheet

  Customer funds

Customer deposits amounted to EUR 814,751 million, 5% growth in the last 12 months.

The Group uses customer funds (customer deposits excluding repos, and including mutual funds) for the purpose of analysing traditional retail banking funds.

•  Compared to June 2018, customer funds increased 7%. Excluding the exchange rate impact, growth was 6%, as follows:

– By units, funds rose in all of them, particularly Argentina (+40%), Poland (+22%), Brazil (+11%) and the US (+10%). More moderate growth of between 3% and 5% in Santander Consumer Finance, Spain and Chile. Balances in the UK and Mexico rose 2%.

– Demand deposits increased 7%, with growth in all units except Mexico. Time deposits rose 5% mainly due to the US and South American countries, particularly Brazil, which grew 14% under its strategy of replacing letras financeiras with customer deposits in order to optimise the cost of funds. Mutual funds rose 5%, recovering growth in 2019 in most of the units after the fall in markets in 2018.

•  In the second quarter, customer funds increased 2% (+3% excluding exchange rate impacts). Deposits grew 3% and mutual funds grew 4%. By countries, and in local currency, there was an increase in the 10 core units, with the following detail by product:

−  As regards deposits, without repos, notable growth in Brazil (+8%), Argentina (+6%), and the US (+4%). Rises in all of them in demand as well as time deposits.

−  Mutual funds grew strongly in all the units.

•   Customer funds continued to be well diversified by products: 60% are demand deposits, 22% time deposits and 18% mutual funds.

As well as capturing customer deposits, Grupo Santander, for strategic reasons, maintains a selective policy of issuing securities in the international fixed income markets and strives to adapt the frequency and volume of its market operations to the structural liquidity needs of each unit, as well as to the receptiveness of each market.

•   In the first half, the Group issued:

−  Medium- and long-term senior debt amounting to EUR 12,254 million and covered bonds placed in the market of EUR 4,511 million.

−  There were EUR 7,885 million of securitisations placed in the market.

−  Issuances to meet the TLAC (Total Loss-Absorbing Capacity) requirement amounting to EUR 1,947 million, in order to strengthen the Group’s situation (senior non-preferred: EUR 885 million, preferred: EUR 1,062 million).

−  Maturities of medium- and long-term debt of EUR 13,918 million.

•   The net loan-to-deposit ratio was 111% (111% in June 2018). The ratio of deposits plus medium- and long-term funding to the Group’s loans was 115%, underscoring the comfortable funding structure.

Customer funds	Customer funds
EUR billion	% operating areas. June 2019

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Solvency ratios

SOLVENCY RATIOS

•   The CET1 ratio reached 11.30% following the organic generation of 11 bps in the quarter and absorbing -20 basis points of regulatory impacts and restructuring costs.

•   Tangible equity per share was EUR 4.30.

•   The fully loaded leverage ratio was 5.0%, almost the same quarter-on-quarter.

At the end of June 2019, the total phased-in capital ratio stood at 14.83% and the CET1 ratio (phased-in and fully loaded) at 11.30%, comfortably meeting the minimum levels required by the European Central Bank on a consolidated basis (13.187% for the total capital ratio and 9.687% for the CET1 ratio).

In the quarter, we continued to generate capital organically, +11 basis points, as a result of underlying profits and the active management of risk weighted assets. As such, the organic generation in the first half of the year was 29 basis points.

This, together with favourable market movements benefiting the held to collect and sell portfolio (due to falling interest rates), compensated the negative accounting and regulatory impacts registered in the year to date (-36 basis points, principally due to IFRS 16 application and TRIM), as well as the negative 13 basis point impact from restructuring costs, mainly in Spain.

Had the IFRS 9 transitional arrangement not been applied, the total impact on the CET1 would have been -23 basis points.

In April 2019, the European Central Bank published the aggregate result of its Supervisory Review and Evaluation Process (SREP) carried out in 2018. Santander has lower capital requirements than the average of SSM banks. This positive differential was wider in 2018 than in 2017.

Eligible capital. June 2019*			Fully-loaded capital ratio*
EUR million			%
	Phased-in	Fully loaded
CET1	68,406	68,406
Basic capital	77,915	77,096
Eligible capital	89,782	89,640
Risk-weighted assets	605,470	605,470
CET1 capital ratio	11.30	11.30
T1 capital ratio	12.87	12.73
Total capital ratio	14.83	14.80

CET1*

%

(*)  All 2018 and 2019 data was calculated using the IFRS 9 transitional arrangements, unless otherwise indicated. As indicated by the consolidating supervisor a pay-out of 50%, the maximum within the target range (40%-50%), was applied for the calculation of the capital ratios in June 2019. Previously, the average cash pay-out for the last three years was considered.

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Risk management

RISK MANAGEMENT

•   Santander maintained its medium-low risk profile in the second quarter with an enhanced credit quality, low risk market activity focused on our customers and limited exposure to operational risk events.

•   The Group’s credit quality improved: NPL ratio decreased to 3.51% and cost of credit is still below 1%. Coverage remained stable at 68%.

•   Market risk exposure remained at low levels despite continued volatility and uncertainty.

•   The operational risk profile remained stable, with a similar distribution of losses by category in the quarter.

Credit risk management

The positive trend in credit quality continued, underpinned by the good year-on-year evolution of the NPL ratios, coverage and cost of credit in the second quarter.

Non-performing loans amounted to EUR 34,421 million at the end of June 2019, 3% lower than in the first quarter. Excluding the exchange-rate impact, the volume of NPLs also decreased by 3%, with reductions in Europe, and similar levels in North and South America. Both net inflows to NPLs and charge-offs were reduced on a year-on-year basis.

The Group’s NPL ratio continued to fall (-11 bps in the quarter to 3.51% and -41 bps since June 2018). Significant reductions have been observed in Spain, Chile, Portugal and Poland, while Argentina showed an increase due to the country’s complex economic situation.

Loan-loss provisions made in the second quarter amounted to EUR 2,141 million, 1% lower than in the first quarter.

Cumulative loan-loss reserves remained stable year-on-year at EUR 4,313 million (+1% in constant euros) with improvements in most of the geographies.

The cost of credit remained below 1% (0.98%), with falls in seven of the 10 core units in the second quarter.

Credit risk

EUR million

	Jun-19	Jun-18	Var. %	Dec-18
Non-performing loans	34,421	36,654	(6.1)	35,692
NPL ratio (%)	3.51	3.92		3.73
Loan-loss allowances	23,432	25,148	(6.8)	24,061
For impaired assets	14,723	15,849	(7.1)	15,148
For other assets	8,709	9,298	(6.3)	8,913
Coverage ratio (%)	68	69		67
Cost of credit (%)	0.98	0.99		1.00

Key metrics geographic performance. June 2019

%

	NPL	Change (bps)		Coverage
	ratio	QoQ	YoY	ratio
Spain	7.02	(27)	(60)	43
SCF	2.24	(9)	(20)	106
United Kingdom	1.13	(4)	—	32
Portugal	5.00	(77)	(255)	53
Poland	4.21	(18)	(37)	70
USA	2.32	(9)	(59)	158
Mexico	2.21	9	(37)	127
Brazil	5.27	1	1	106
Chile	4.52	(15)	(34)	59
Argentina	3.79	29	139	126

NPL and coverage ratios. Total Group
%

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Risk management

Total loan-loss reserves amounted to EUR 23,432 million. Coverage at the end of June 2019 was 68% for the Group. Also taking into account that in Spain and the UK, a large part of their portfolios have real estate collateral, which justifies lower coverage levels.

The Group’s coverage by IFRS 9 stages remained stable on a year-on-year basis, with no significant movements.

Coverage ratio by stage
EUR billion

	Exposure*	Coverage
	Jun-19	Jun-19	Jun-18
Stage 1	870	0.5%	0.6%
Stage 2	53	8.5%	8.5%
Stage 3	34	42.8%	43.2%

(*)   Exposure subject to impairment. Additionally, there are EUR 24 billion in loans and advances to customers not subject to impairment recorded at mark to market with changes through P&L.

Non-performing loans by quarter

EUR million

	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19	Q2'19
Balance at beginning of period	37,596	37,407	36,654	36,332	35,692	35,590
Net additions	2,340	2,906	2,528	3,136	2,147	2,511
Increase in scope of consolidation	—	—	—	177	—	—
Exchange rate differences and other	361	(409)	(140)	(130)	479	(162)
Write-offs	(2,890)	(3,250)	(2,710)	(3,823)	(2,728)	(3,518)
Balance at period-end	37,407	36,654	36,332	35,692	35,590	34,421

Market risk

In the second quarter, the global corporate banking trading activity risk, which is mainly interest rate driven and focused on servicing our customer’s needs, measured in daily VaR terms at 99%, fluctuated around an average value of EUR 11.4 million and reached EUR 20.4 million mainly as a result of increased volatility and the exposure to interest rate and FX risk in Brazil, and always within the established limits. These figures are low compared to the size of the Group’s balance sheet and activity. In addition, there are other positions classified for accounting purposes as trading (total VaR of EUR 16.6 million at the end of June 2019).

Trading portfolios*. VaR performance
EUR million

(*)  Corporate & Investment Banking performance in financial markets.

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Risk management

Trading portfolio*. VaR by geographic region
EUR million

	2019		2018
Second quarter	Average	Latest	Average

Total	11.4	16.0	9.5
Europe	5.8	5.9	5.5
North America	3.6	4.9	3.9
South America	8.6	10.8	6.9

(*) Activity performance in Santander Corporate & Investment Banking markets.

Trading portfolio*. VaR by market factor
EUR million

Second quarter 2019	Min.	Avg.	Max.	Last
Total VaR	7.3	11.4	20.4	16.0
Diversification effect	(0.4)	(6.4)	(12.0)	(11.1)
Interest rate VaR	7.0	8.9	15.5	15.5
Equity VaR	1.0	1.7	3.2	3.2
FX VaR	1.8	3.4	7.2	4.8
Credit spreads VaR	2.9	3.7	4.8	3.5
Commodities VaR	0.0	0.0	0.1	0.0

(*) Activity performance in Corporate & Investment Banking markets.

NOTE: In the Latin America, United States and Asia portfolios, VaR corresponding to the credit spreads factor other than sovereign risk is not relevant and is included in the interest rate factor.

Structural and liquidity risk

•   With regards to structural exchange rate risk, Santander’s CET1 ratio coverage remained around 100% in order to protect it from foreign currency movements.

•   In structural interest rate risk, during the second quarter a positive impact was generated in the value of the structural debt portfolio that was close to EUR 800 million, given the downward pressure on interest rates due to trade disputes, greater geopolitical tensions and increased expectations of new stimuli by the ECB and the Fed, as well as implementation of the economic reforms proposed in Brazil.

•   In liquidity risk during the second quarter, the Group maintained a comfortable position, supported by a robust and diversified liquidity buffer, with ratios well above regulatory limits.

Operational risk

•   The operational risk profile remained stable in the second quarter, although the volume of losses increased slightly due to the PPI claims in the UK, given that the deadline to present claims is approaching. Nevertheless, accumulated losses in the first half are lower than in the previous half year.

•   In relative terms, levels of losses by Basel categories were similar, mainly those derived from civil claims with customers and external fraud.

•   Specific risk-monitoring frameworks continued to improve such as those for suppliers or the most significant change management processes, as well as implementing measures to mitigate fraud in the main units (Mexico, UK and Brazil).

•   Cybersecurity, a key area for the Group, continues to improve. Progress continued to be made in the first half of 2019 in our cybersecurity transformation programme in order to strengthen the detection, response and protection mechanisms.

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GENERAL BACKGROUND

Economic activity slowed in the second quarter of 2019, particularly in mature economies, as a result of trade tensions which hit exports and investment and some one-off factors. Growth was noticeably slower in EU countries. The forecast for global growth in 2019 is around 3.25% (3.6% in 2018).

Slower growth together with downside risks and inflation generally below target produced a downward change in markets’ expectations on official interest rates – reinforced by central banks – which now discount cuts in the Fed’s and ECB’s benchmark rates. Latin American central banks thus have greater leeway.

Country	GDP change [1]	Economic performance
Eurozone	+1.2%

Growth weakened, affected by idiosyncratic factors in some countries combined with a weakening of global trade and greater uncertainties. Inflation fell to 1.2% in June as a result of lower energy prices. The European Central Bank held its very soft monetary policy and is contemplating, if necessary, expansive measures.

Spain	+2.4%	Economic growth remained stronger than the Eurozone’s, despite weakening a little. Job creation was still notable. The unemployment rate continued to fall. Inflation slipped to 0.4% in June.
Poland	+4.7%

GDP growth in the first quarter was brisk and based on solid foundations. The jobless rate is close to a historic low (3.9% in the first quarter). Inflation was 2.6% in June, exceeding the 2.5% inflation target for the first time in seven years. The benchmark rate, however, remained at 1.5%.

Portugal	+1.8%

Growth quickened slightly in the first quarter, but was not enough to keep on reducing the unemployment rate which is 6.8%, due to lower employment growth. Inflation was low at 0.4% in June. The fiscal deficit fell to 0.5% in 2018.

United Kingdom	+1.8%

The economy grew strongly in the first quarter (+0.5% over Q4’18). Inflation was 2.0% in June, in line with the Bank of England’s target and the unemployment rate inched down to 3.8%. The base rate remained at 0.75%, pending the outcome of Brexit.

Brazil	+0.5%

Growth slowed in the first quarter, due to weaker investment. Inflation eased to 3.4% in June, after rising in the first quarter and is expected to be below the 4.25% target. The central bank held its key rate at 6.50% (a historic low) but introduced a downward bias at its June meeting. The pension reform was passed the first vote in Congress.

Mexico	+1.2%

The economy slowed in the first quarter. Inflation was 3.9% in June and the expectations are anchored at around 3.5%. The central bank held its key rate at 8.25%, but at its June meeting a member of the monetary committee voted to cut it by 25 bps.

Chile	+1.6%

GDP growth decelerated in the first quarter, due to lower growth in investment and a fall in exports. The central bank cut its benchmark rate by 25 bps in June to 2.5% and left the bias neutral, suggesting stability. Inflation remained low (2.3% in June).

Argentina	-5.8%

The economy continued its adjustment process in order to reduce inflation and the fiscal and external imbalances. Activity seems to have reached a cyclical low in the first quarter, as April’s indicators suggest. Inflation shows incipient signs of easing in the second quarter, underpinned by a stable exchange rate.

United States	+3.2%

GDP growth gathered pace due to temporary factors in the first quarter. The unemployment rate was 3.7% in June and inflation remained below the Fed’s target (underlying rate of 1.6% in May), which kept interest rates stable at 2.25-2.5%, but gave a downward bias to its messages.

(1) Year-on-year change Q1'19.

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DESCRIPTION OF SEGMENTS

The segment reporting is based on financial information presented to the chief operating decision maker, which excludes certain items included in the statutory results that distort year-on-year comparisons and are not considered for management reporting purposes. This financial information (underlying basis) is computed by adjusting reported results for the effects of certain gains and losses (e.g.: capital gains, write-downs, impairment of goodwill, etc.). These gains and losses are items that management and investors ordinarily identify and consider separately to better understand the underlying trends in the business.

The Group has aligned the information in this operating segment section in a manner consistent with the underlying information used internally for management reporting purposes and with that presented throughout the Group’s other public documents.

The Group executive committee has been determined to be the chief operating decision maker for the Group. The Group’s operating segments reflect the organisational and management structures. The Group executive committee reviews the internal reporting based on these segments in order to assess performance and allocate resources.

The segments are differentiated by the geographic area where profits are earned, and by type of business. The financial information of each reportable segment is prepared by aggregating the figures for the Group’s various geographic areas and business units. The information relates to both the accounting data of the units integrated in each segment and that provided by management information systems. In all cases, the same general principles as those used in the Group are applied.

The businesses included in each of the business areas in this report and the accounting principles under which their results are presented here may differ from the businesses included and accounting principles applied in the financial information separately prepared and disclosed by our subsidiaries (some of which are publicly listed) which in name or geographical description may seem to correspond to the business areas covered in this report. Accordingly, the results of operations and trends shown for our business areas in this document may differ materially from those of such subsidiaries.

At the beginning of July 2019, we announced that, starting with the financial information for the first half of 2019, we would carry out a change in our reported segments to reflect our current organisational and management structure.

This change in our reported segments aims to align the segment information to how segments and units are managed and has no impact on accounting figures at the Group level. The main changes, which have been applied to segment information for all periods included in the consolidated financial statements, are the following:

Primary segments

1. Creation of the new geographic segment Europe that includes the existing units under the previous Continental Europe segment (Spain, Portugal, Poland and Santander Consumer Finance) plus the UK (that was previously a segment on its own and is now a unit under the segment Europe).

– The UK is aligned with the ring-fencing structure, including products and services distributed to our retail customers and the majority of our business customers. The businesses excluded are now incorporated in the rest of Europe.

– Spain now includes the Real Estate Activity Spain unit, previously included in the rest of Europe, and it excludes some treasury businesses now reported in the rest of Europe and the online bank Openbank is now incorporated in the new digital segment (Santander Global Platform).

– Rest of Europe, included within the Europe segment, comprises mainly (i) CIB businesses such as Banco Santander, S.A. branches outside of Spain (including the businesses excluded from the UK as a result of ring-fencing) as well as Spain’s treasury business and (ii) Private Banking’s Wealth Management & Insurance businesses in Switzerland, mutual funds in Luxemburg and Insurance in Zurich.

2. Creation of the new geographic segment North America that comprises the existing units under the previous US segment plus Mexico.

3. Creation of the new geographic segment South America that comprises the existing units under the previous Latin America segment except for Mexico.

4. Creation of a new reporting unit segment, Santander Global Platform, which includes our global digital services under a single unit:

– Our fully digital native bank Openbank and Open Digital Services.

– Global Payments Services: payments platform to better serve our customers with value propositions developed globally, including Superdigital, Pago FX and our recently launched global businesses (Global Merchant Services and Global Trade Services).

– Digital Assets: common digital assets and Centres of Digital Expertise which help our banks in their digital transformation.

Secondary segments

5. The Real Estate Activity Spain unit, that was previously a segment reported on its own, is now included in Retail Banking.

6. The insurance business, previously included in Retail Banking, is now included in the Wealth Management segment, which was renamed Wealth Management & Insurance.

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7. The new digital segment (Santander Global Platform) is also incorporated as a secondary segment.

8. Finally, the change in reported segments also includes adjustments of the clients of the Global Customer Relationship Model between Retail Banking and Santander Corporate & Investment Banking and between Retail Banking and Wealth Management & Insurance.

The changes in the secondary segments have no impact on the primary segments.

To allow better quarter-on-quarter and year-on-year comparability, and as was published in the Relevant Fact in July 2019, the Group has provided the quarterly 2018 and first quarter of 2019 data on a new basis, in accordance with the new structure of the Group.

After these changes, the operating business areas are structured in two levels:

Primary segments

This primary level of segmentation, which is based on the Group’s management structure, comprises five reportable segments: four operating areas plus the Corporate Centre. The operating areas are:

Europe: which comprises all the business activities carried out in the region. Detailed financial information is provided on Spain, Portugal, Poland, Santander Consumer Finance (which incorporates all the region’s business, including the three countries mentioned herewith) and the UK.

North America: which comprises all the business activities carried out in Mexico and the US, which includes the holding company (SHUSA) and the businesses of Santander Bank, Santander Consumer USA, Banco Santander Puerto Rico, the specialised unit Banco Santander International and the New York branch.

South America: includes all the financial activities carried out by the Group through its banks and subsidiary banks in the region. Detailed information is provided on Brazil, Chile, Argentina, Uruguay, Peru and Colombia.

Santander Global Platform: includes our fully digital bank Openbank and Open Digital Services, Global Payments Services (Superdigital, Pago FX, Global Merchant Services, Global Trade Services) and Digital Assets (Centres of Digital Expertise, InnoVentures and Digital Assets).

Secondary segments

At this secondary level of segment reporting, the Group is structured into Retail Banking, Santander Corporate & Investment Banking, Wealth Management & Insurance and Santander Global Platform.

Retail Banking: this covers all customer banking businesses, including consumer finance, except those of corporate banking, which are managed through Santander Corporate & Investment Banking, and asset management, private banking and insurance, which are managed by Wealth Management & Insurance. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s assets and liabilities committee.

Santander Corporate & Investment Banking (SCIB): This business reflects revenue from global corporate banking, investment banking and markets worldwide including treasuries managed globally (always after the appropriate distribution with Retail Banking customers), as well as equity business.

Wealth Management & Insurance: Includes the asset management business (Santander Asset Management), the corporate unit of Private Banking and International Private Banking in Miami and Switzerland and the insurance business (Santander Insurance).

Santander Global Platform: includes our fully digital bank Openbank and Open Digital Services, Global Payments Services (Superdigital, Pago FX, Global Merchant Services, Global Trade Services) and Digital Assets (Centres of Digital Expertise, InnoVentures and Digital Assets).

In addition to these operating units, which report by geographic area and businesses, the Group continues to maintain the area of Corporate Centre, that includes the centralised activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of the Group’s assets and liabilities committee, as well as management of liquidity and of shareholders’ equity via issuances.

As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity with the rest of businesses. It also incorporates amortisation of goodwill but not the costs related to the Group’s central services (charged to the areas), except for corporate and institutional expenses related to the Group’s functioning.

As described on the previous page, the results of our business areas presented below are provided on the basis of underlying results only and including the impact of foreign exchange rate fluctuations. However, for a better understanding of the actual changes in the performance of our business areas, we provide and discuss the year-on-year changes to our results excluding such impact.

On the other hand, certain figures contained in this report, including financial information, have been subject to rounding to enhance their presentation. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables contained in this report may not conform exactly to the total figure given for that column or row.

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First half 2019
Main items of the underlying income statement
EUR million

Primary segments	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Underlying attributable profit to the parent
EUROPE	7,141	2,630	10,413	4,822	3,549	2,354
Spain	2,018	1,247	3,706	1,661	936	694
Santander Consumer Finance	1,911	415	2,321	1,286	1,117	658
United Kingdom	1,919	423	2,388	946	792	582
Portugal	429	197	712	400	379	260
Poland	565	230	817	467	293	150
Other	299	118	469	62	33	10
NORTH AMERICA	4,403	901	5,672	3,286	1,594	889
US	2,860	479	3,734	2,154	891	465
Mexico	1,543	423	1,938	1,132	703	424
SOUTH AMERICA	6,647	2,355	9,134	5,825	3,661	1,961
Brazil	4,979	1,855	6,864	4,637	2,846	1,482
Chile	940	200	1,255	731	560	311
Argentina	511	241	720	289	127	73
Other	217	60	295	168	128	94
SANTANDER GLOBAL PLATFORM	46	2	39	(69)	(70)	(51)
CORPORATE CENTRE	(600)	(27)	(822)	(1,015)	(1,155)	(1,108)
TOTAL GROUP	17,636	5,863	24,436	12,849	7,579	4,045

Secondary segments
RETAIL BANKING	16,553	4,583	21,528	11,816	6,776	3,856
CORPORATE & INVESTMENT BANKING	1,354	730	2,606	1,488	1,396	889
WEALTH MANAGEMENT & INSURANCE	283	574	1,085	630	632	459
SANTANDER GLOBAL PLATFORM	46	2	39	(69)	(70)	(51)
CORPORATE CENTRE	(600)	(27)	(822)	(1,015)	(1,155)	(1,108)
TOTAL GROUP	17,636	5,863	24,436	12,849	7,579	4,045

Underlying attributable profit H1'19. Core markets	Underlying attributable profit geographic distribution*
EUR million. % change YoY in constant euros	H1'19

(*) Excluding Corporate Centre and Santander Global Platform.

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First half 2018
Main items of the underlying income statement
EUR million

Primary segments	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Underlying attributable profit to the parent
EUROPE	7,010	2,754	10,524	4,858	3,610	2,422
Spain	1,995	1,340	3,746	1,540	871	661
Santander Consumer Finance	1,843	403	2,266	1,248	1,096	667
United Kingdom	2,052	459	2,590	1,150	944	665
Portugal	435	189	688	363	324	229
Poland	487	227	731	414	280	155
Other	198	137	504	142	95	45
NORTH AMERICA	3,802	809	4,947	2,766	1,265	690
US	2,501	434	3,248	1,773	676	334
Mexico	1,301	376	1,699	993	589	357
SOUTH AMERICA	6,557	2,340	9,151	5,790	3,499	1,846
Brazil	4,906	1,792	6,768	4,499	2,603	1,317
Chile	985	227	1,282	751	568	307
Argentina	447	263	807	381	198	136
Other	218	58	294	160	129	85
SANTANDER GLOBAL PLATFORM	38	2	34	(28)	(29)	(23)
CORPORATE CENTRE	(477)	(17)	(494)	(706)	(866)	(884)
TOTAL GROUP	16,931	5,889	24,162	12,680	7,480	4,052

Secondary segments
RETAIL BANKING	15,972	4,502	21,029	11,302	6,430	3,677
CORPORATE & INVESTMENT BANKING	1,141	819	2,561	1,523	1,360	858
WEALTH MANAGEMENT & INSURANCE	256	583	1,032	589	584	424
SANTANDER GLOBAL PLATFORM	38	2	34	(28)	(29)	(23)
CORPORATE CENTRE	(477)	(17)	(494)	(706)	(866)	(884)
TOTAL GROUP	16,931	5,889	24,162	12,680	7,480	4,052

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Primary segments

EUROPE

EUR 2,354 Mn Underlying attributable profit

Strategy	Customers
June 2019. Thousands

Santander's subsidiaries in Europe are managed according to their local priorities. At the same time, initiatives are being considered to enable greater integration of businesses, shared services and cost saving measures. For example:

•  Integration of the different technological platforms and acceleration of the bank's digital transformation, to help improve the customer experience and expand the distribution channels for our products and services.

•  We also continue to work on obtaining additional synergies from the ongoing integration processes, especially in the case of Popular in Spain and the retail and SME business of Deutsche Bank Polska in Poland.

•  And finally, simplification of our business model, reducing the number of products to gain efficiency and agility, but maintaining a full value proposition that is capable of meeting the daily needs of our individual customers and offering tailor-made solutions for SMEs and large companies.

All of this, with the medium-term objective to obtain EUR 1 billion of additional savings, based on our global capabilities to strengthen operational efficiency in the region.

Business performance	Activity
June 2019. EUR billion and % change in constant euros

•  Gross loans and advances to customers (excluding reverse repos) increased by 2%, driven by strong organic growth in SCF (France, Spain and Nordic countries) and the integration of Deutsche Bank Polska’s retail and SME business in Poland.

•  Customer funds increased by 5% mainly due to higher retail deposits and seasonal factors in Spain in the quarter, and the inclusion of balances from Deutsche Bank Polska in Poland.

Results

Underlying profit amounted to EUR 2,354 million, 3% less than in the same period of the previous year. By lines:

•  Revenue was down 1%. Net interest income increased by 2%, supported by higher volumes in SCF, the increase in Poland and the CIB business. This increase is offset by lower gains on financial transactions (markets) and net fee income (mainly CIB).

•  Costs decreased 1% (-3% in real terms) reflecting the first savings from our optimisation processes.

•  Provisions fell and cost of credit stood at 0.24%.

Compared to the previous quarter, underlying profit rose 2% due to lower provisions.

	Underlying income statement
	EUR million and % change in constant euros
		Q2'19	/Q1'19	H1'19	/H1'18

	Revenue	5,188	-1%	10,413	-1%
	Expenses	-2,789	0%	-5,591	-1%
	LLPs	-387	-15%	-844	-2%
	PBT	1,781	+1%	3,549	-2%
	Underlying attrib. profit	1,191	+2%	2,354	-3%
	Detailed financial information on page 53

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Primary segments

Spain
Highlights

• The integration of Banco Popular with the migration of all offices and customers to the Santander platform was successfully completed. The process of optimising the commercial network, which will be gradually carried out over the coming months, begun.

• Positive evolution of the levels of customer satisfaction in the migration, particularly in transparency, accompanying customers and communication.

• We completed the reorganisation of the strategic insurance business, with the end of the agreement with Allianz and the creation of new joint ventures with Aegon and Mapfre[1].

• The first half underlying profit was 5% higher year-on-year at EUR 694 million, mainly due to lower costs.

(1) Transactions pending regulatory authorisation and other customary conditions.

EUR 694 Mn Underlying attributable profit

Commercial activity	Customers
June 2019. Thousands

•  Sustained commercial dynamism with year-on-year growth in business combined with increased profitability in all segments and products (+15 bps). Of note by products was consumer credit with existing customers (+24% year-on-year), spurred by pre-approval and digital contraction of loans.

•  The main drivers of loyalty continued to grow at double digit rates in both Santander and Popular (+13% in cards turnover and +7% from point-of-sale terminals).

•  New insurance premium rose 9%, consolidating itself as a strategic driver, while at the same time we completed the reorganisation of this business.

•  Mutual funds grew more quickly to almost EUR 5 billion, producing a further gain in market share.

•  Launch in April 2019 of the Smith Plan in order to be the leader in the non-resident segment, via a differentiated value proposal focused mainly on covering the needs of those who are purchasing a house in Spain.

•  Our remote management model, Santander Personal, now includes companies, strengthening the digital transformation process.

Activity
Business performance	June 2019. EUR billion and % change

•  Gross loans and advances to customers (excluding reverse repos) were affected by the deleveraging in wholesale banking due to the market environment and the move toward a capital light model, while new mortgages do not yet offset maturities. The stock, however, rose by EUR 600 million in the first half.

•  Customer deposits (excluding repos) increased by EUR 13.3 billion in the year, of which EUR 6 billion were retail customer deposits, impacted by seasonality at the end of the quarter.

Results

First half attributable profit was 5% higher year-on-year at EUR 694 million. By lines:

•  Net interest income rose 1%, underpinned by retail banking, due to a continued improvement in the customer spread to 1.94% (+23 bps year-on-year), from the fall in the cost of deposits (-15 bps) as well as the rise in the return on loans (+8 bps).

•  Net fee income fell 7%, due to lower activity at SCIB.

•  Operating expenses continued to fall (-7%) due to the efficiencies resulting from Popular’s integration and the optimisation efforts.

•  Further decline in the stock of non-performing loans (-12% year-on-year) and fall in the NPL ratio to 7.02%.

Compared to the first quarter, underlying profit was 5% lower than the first quarter’s because of the SRF contribution. Excluding this impact, it would have been 7% higher.

	Underlying income statement
	EUR million and % change
		Q2'19	/Q1'19	H1'19	/H1'18

	Revenue	1,849	0%	3,706	-1%
	Expenses	-1,020	0%	-2,044	-7%
	LLPs	-228	-6%	-470	+8%
	PBT	458	-4%	936	+7%
	Underlying attrib. profit	338	-5%	694	+5%
	Detailed financial information on page 54

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Primary segments

Santander Consumer Finance
Highlights (changes in constant euros)

• SCF continues to be the European consumer finance leader, with critical mass and among the Top 3 in its markets in Europe. Gross loans and advances to customers (excluding reverse repos) rose 7% and new lending 4% year-on-year.

• Total income increased 3%, largely due to net interest income and net fee income, which together with cost control pushed up net operating income by 3%.

• First half underlying attributable profit was EUR 658 million, virtually unchanged year-on-year due to the good performance of revenue, operating expenses and the cost of credit (still at low levels for this business).

• Continued high profitability: RoTE of around 15% and RoRWA of more than 2%.

EUR 658 Mn Underlying attributable profit

Commercial activity	Customers loans distribution
June 2019

•  SCF continued its growth based on its solid business model, enabling it to confront new market trends: diversification by country, scale, leadership in efficiency and risk and recovery systems that allow it to maintain a better performance than its European competitors in the key metrics.

•  Management continued to focus on boosting auto finance and increasing consumer finance through strengthening digital channels.

•  The auto business in SCF continued to grow despite the fall in car sales in Europe (‑2% in the first five months), due to the good performance of the brands with which SCF operates, via more than 115 captive agreements.

•  The agreement with Hyundai Kia to acquire 51% of the financial entity that both companies own in Germany was completed in March 2019, bolstering our leadership in this market.

Business performance	Activity
June 2019. EUR billion and % change in constant euros

•  New lending rose 4% year-on-year, underpinned by commercial agreements in several countries. Of note: Italy (+13%), France (+8%) and Spain (+7%).

•  Customer deposits (excluding repos) amounted to EUR 37,900 million and continued to be a factor that differentiated us from our competitors. They continued to be stable, due to various measures taken to complete the digital transformation plan.

•  Recourse to wholesale funding amounted to EUR 9,934 million in the first half. Customer deposits (excluding repos), issuances and securitisations covered 73% of net loans.

Results

First half underlying attributable profit of EUR 658 million, slightly lower than the same period of 2018:

•  Net interest income rose 4% due to higher volumes.

•  Costs rose more slowly (+2%), improving the efficiency ratio to 44.6%, 33 bps better year-on-year.

•  The cost of credit remained at low levels (0.36%), reflecting a conservative risk appetite and a solid credit management policy. The NPL ratio was 2.24%, 20 bps lower than in the first half of 2018.

•  The largest profits were generated by the Nordic countries (EUR 177 million), Germany (EUR 157 million) and Spain (EUR 116 million).

Compared to the first quarter of 2019, underlying attributable profit was 3% higher due to lower loan-loss provisions.

	Underlying income statement
	EUR million and % change in constant euros
		Q2'19	/Q1'19	H1'19	/H1'18

	Revenue	1,154	-1%	2,321	+3%
	Expenses	-527	+4%	-1,035	+2%
	LLPs	-59	-51%	-181	-4%
	PBT	556	-1%	1,117	+2%
	Underlying attrib. profit	334	+3%	658	-1%
	Detailed financial information on page 55

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Primary segments

United Kingdom
Highlights (changes in constant euros)
• Business performance remained solid: switcher’ levels above market average, strong increase in digital customers and amongst the best in customer satisfaction.

• In terms of volumes, growth in mortgages due to the strengthening of our activity in a competitive market. Solid trend in customer funds, especially in savings deposits, underpinned by the success of an ISA campaign.

• Underlying attributable profit fell 13%, reflecting the continued competitive pressure on mortgage margins and SVR attrition. On the other hand, the costs and provisions trend improved.

EUR 582 Mn Underlying attributable profit

Commercial activity	Customers
June 2019. Thousands

•  To better meet the needs of our customers and reflect the way customers are banking with us, in 2019 we announced changes to the branch network and the reshaping of the Corporate & Commercial Banking business.

•  We continued to focus on customer experience; the bank is second in retail satisfaction and top 3 for corporates. Since its launch in October 2018, we have opened 31,000 new 1|2|3 Business accounts with switcher[1] levels above market average. The number of loyal customers continued to grow: Individuals +6%, SMEs and corporates +7% and loyal customers as a percentage of total active customers rose 2 percentage points to 31%.

•  Digital adoption continues to drive change in the organisation. We attracted more than 420,000 digital customers in the last 12 months (+8%), retained 60% of refinanced mortgage loans online (+6 pp year-on-year), and 44% of current accounts (+3 pp) and 66% of credit cards (+9 pp) were opened through digital channels.

Activity
Business performance	June 2019. EUR billion and % change in constant euros

•  Gross loans and advances to customers (excluding reverse repos) were stable. Mortgages, consumer and non-CRE trading business volumes increased, while the latter continued to fall.

•  Customer deposits (excluding repos) increased by 2%, boosted by higher corporate and retail savings deposits, partly due to a strong ISA campaign (Individual Savings Account - savings product with tax benefits).

Results

Underlying attributable profit in the first half stood at EUR 582 million, down 13% year- on-year.

•  Total revenue fell 8% due to continued competitive pressure on mortgage margins and SVR (Standard Variable Rate) attrition, net fee income reduction and lower gains on financial transactions (-67%).

•  Costs fell 1%, though in real terms (w/o inflation) fell 3%.

•  Loan-loss provisions fell by 22%, with the cost of credit at just 6 basis points. The NPL ratio was stable at 1.13%, supported by prudent approach to risk management and the resilience of the UK economy.

Compared to the first quarter of 2019, underlying attributable profit improved by 29%, due to reductions in costs and provisions that more than offset the aforementioned factors affecting revenue.

	Underlying income statement
	EUR million and % change in constant euros
		Q2'19	/Q1'19	H1'19	/H1'18

	Revenue	1,183	-2%	2,388	-8%
	Expenses	-703	-5%	-1,442	-1%
	LLPs	-19	-68%	-80	-22%
	PBT	435	+22%	792	-17%
	Underlying attrib. profit	327	+29%	582	-13%
	Detailed financial information on page 56

(1)  Switcher: clients who change bank as part of the Current Account Switch Service, in which the new bank is in charge of managing the whole process, free of charge, within 7 working days.

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Primary segments

Portugal
Highlights
• The Bank continued its commercial and digital transformation, marketing new products for companies and SMEs and making the granting of new mortgages simpler and faster.
• Market shares in new lending to companies and mortgages reached around 20%, in a market that is still deleveraging.
• Underlying attributable profit increased 14% year-on-year, reflecting revenue growth, lower costs from optimising the structure and a very low cost of credit.

EUR 260 Mn Underlying attributable profit

Commercial activity	Customers
June 2019. Thousands

The Bank continued its strategy to tailor products and services to customers’ needs, focusing on increasing the number of customers and their loyalty:

•  The commercial transformation continued to renew the offer and benefits in Mundo 1|2|3 and strengthened our presence in the agrifood sector. As a result of this strategy, loyal customers already account for 45% of active customers.

•  The second Work Café was opened in Coimbra, expanding this new customer relationship model which is a driver for increasing attraction and loyalty.

•  The Bank continued its policy of local proximity and offering non-financial solutions (Santander Advance Empresas). A Box Santander Advance was held in Funchal (Madeira), with the active participation of local companies and entities in exchange of experiences, opinions and knowledge workshops.

Activity
Business performance	June 2019. EUR billion and % change

•  Gross loans and advances to customers (excluding reverse repos) were still lower than a year ago, but they rose slightly, aligned with the dynamism of market shares in new mortgages and loans to companies in the first half.

•  Customer funds increased 7% year-on-year, spurred by the growth in deposits and mutual funds.

Results

The first half underlying attributable profit rose 14% year-on-year to EUR 260 million. By lines:

•  Total income increased 3%, driven by gains on financial transactions that rose more than 50% because of ALCO portfolio sales, and net fee income which offset the fall in net interest income, which was still in line with the year-on-year dynamic of the stock of credit.

•  Costs declined further, enabling net operating income to rise 10% and the efficiency ratio to improve 3.3 pp to 43.8%.

•  Provisions were slightly positive due to greater recoveries, mainly in the first quarter. The NPL ratio fell to 5.00% from 7.55% in June 2018, and the cost of credit was only 0.03%.

Compared to the first quarter of 2019, underlying profit was lower because of reduced revenue, mainly gains on financial transactions, and higher provisions due to greater recoveries in the first quarter.

	Underlying income statement
	EUR million and % change
		Q2'19	/Q1'19	H1'19	/H1'18

	Revenue	354	-1%	712	+3%
	Expenses	-154	-2%	-312	-4%
	LLPs	-1	—	12	—
	PBT	186	-4%	379	+17%
	Underlying attrib. profit	125	-7%	260	+14%

	Detailed financial information on page 57

30	January – June 2019

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Primary segments

Poland
Highlights (changes in constant euros)
• As at end of the first half of 2019, Santander is the second largest bank in Poland in terms of assets following the integration of Deutsche Bank Polska’s retail and SME business in 2018.
• The main management priorities are increasing revenue in a competitive environment and achieving synergies from the integration.

• In earnings, net operating income (after provisions) increased 12%, which is not reflected in underlying profit (-1%) due to the higher BFG and Banking Tax contribution, the latter adding to fiscal pressures as it is not tax deductible.

EUR 150 Mn Underlying attributable profit

Commercial activity	Customers
June 2019. Thousands

•  Following the integration of Deutsche Bank Polska’s retail and SME business in 2018, the Bank is focused on synergy achievement and improving customer relationships.

•  The As I Want It account continued its strong performance, exceeding 1.5 million accounts since its launch in September 2017.

•  In the second quarter the new sales of cash loans increased 63% year-on-year, a record high, and exceeded PLN 2 billion.

•  The Bank has introduced pre-limits for selected corporate customers, improving customer relationships shortening the decision-making process and anticipating and accommodating their basic needs better.

•  SCIB Poland arranged the first ESG loan in Poland and Central and Eastern Europe, where part of the margin is related to the borrower's compliance with specific social and environmental objectives.

Activity
Business performance	June 2019. EUR billion and % change in constant euros

•  Strong year-on-year growth (+26%) in gross loans and advances to customers (excluding reverse repos), mainly due to the integration. In the year to end-June 2019, a period not affected by the acquisition, volumes increased by 3%.

•  Likewise, customer deposits (excluding repos) increased strongly year-on-year (+24%), with significant growth in corporates, individuals and SMEs. Since year-end, total customer funds have remained stable due to active management relating to liquidity and cost of deposit optimisation.

Results

Underlying attributable profit in the first half of 2019 of EUR 150 million, down 1% on the same period of 2018.

•  Positive top line performance, supported by the integration of Deutsche Bank Polska’s retail and SME business. Net operating income was up 15%. Costs, also impacted by acquisition, increased 12%.

•  Loan-loss provisions were up 25%, driven by the review of consumer finance parameters. The cost of credit improved slightly to 0.66%.

•  The other results line is affected by the higher Banking Tax contribution, also added to fiscal pressures as it is not tax deductible.

Compared to the previous quarter, underlying profit increased by 44%, due to the annual BFG and Banking Tax contributions in the first quarter of the year and the greater (seasonal) collection of dividends in the second quarter.

	Underlying income statement
	EUR million and % change in constant euros
		Q2'19	/Q1'19	H1'19	/H1'18

	Revenue	440	+16%	817	+14%
	Expenses	-176	+1%	-349	+12%
	LLPs	-64	+47%	-107	+25%
	PBT	166	+30%	293	+6%
	Underlying attrib. profit	89	+44%	150	-1%

Detailed financial information on page 58

January – June 2019	31

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Primary segments

NORTH AMERICA
Highlights (changes in constant euros)
• In North America, the US and Mexico are managed according to their local strategic priorities, while increasing coordination and cooperation between the two units.
• Volumes grew both in the quarter and over the past twelve months.
• Underlying attributable profit increased 21% year-on-year, driven by total revenue and improved efficiency.

EUR 889 Mn Underlying attributable profit

Strategy	Customers
June 2019. Thousands

In the United States, SBNA's strategy focuses on improving customer satisfaction through our digital channels and branches, while being the “Lead bank” for our customers. In SC USA, the focus is to drive originations growth and improve profitability via dealers.

In Mexico, the main objectives are to improve the distribution network and develop digital channels to attract new customers and increase their loyalty.

Coordination between the units has increased. We are analysing new joint projects and initiatives, such as:

•  Approval of financing for SBNA customers granted by Santander México and vice versa.

•  Further develop the USMX trade corridor, for example, by increasing capabilities for DCM and ECM transactions.

•  Launch of a same-day remittance service from Santander US branches to any bank in Mexico.

Activity
Business performance	June 2019. EUR billion and % change in constant euros

•  Gross loans and advances to customers (excluding reverse repos) increased by 10%, with similar growth rates in both units.

•  Customer funds grew in both countries, driven by time deposits, especially at SBNA and the New York branch. Demand deposits from individuals in Mexico continued their solid performance. Mutual funds increased by 6%.

Results

In the first half of the year, underlying attributable profit was EUR 889 million (17% of the Group's total operating areas), up 21% year-on-year.

•  Good performance in total income at both units, with growth driven by both net interest income (+8%) and net fee income (+4%).

•  Expenses grew less than revenue, resulting in an improved efficiency ratio from 44% in the first half of 2018 to 42% at present. Mexico increased its costs due to the investment plan and while they were stable in the US (-2% in real terms).

•  Provisions were up 6% on the back of higher volumes. The cost of credit was stable at 2.95%, the NPL ratio fell to 2.29% and coverage remained around 150%.

In the quarter, the underlying attributable profit increased by 29% due to good performance in revenue and lower provisions.

	Underlying income statement
	EUR million and % change in constant euros
		Q2'19	/Q1'19	H1'19	/H1'18

	Revenue	2,918	+5%	5,672	+7%
	Expenses	-1,214	+2%	-2,386	+2%
	LLPs	-793	-3%	-1,597	+6%
	PBT	881	+22%	1,594	+18%
	Underlying attrib. profit	503	+29%	889	+21%

Detailed financial information on page 60

32	January – June 2019

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Primary segments

United States
Highlights (changes in constant euros)
• The strategy is focused on improving customer satisfaction at SBNA and at SC USA on the relationship with distributors to increase originations.

• Following the strong gains in the quarter, the year-on-year volume trend in both gross loans and advances to customers (excluding reverse repos) and customer deposits (excluding repos) was more pronounced.

• Underlying attributable profit increased by 30% in the first half compared to the same period of 2018, due to a strong top line performance, with total revenue up 7% and costs remaining flat.

EUR 465 Mn Underlying attributable profit

Commercial activity	Customers (1)
June 2019. Thousands

In 2019, Santander US remains focused on the following strategic priorities:

Santander Bank: Commercial Banking’s “Lead Bank” strategy continues to show gains in primary customers. Better customer satisfaction scores are being achieved as a result of improved product offerings in both digital channels and branches. The joint initiative with SC USA in auto finance continues to generate high volumes, having originated almost USD 3 billion in the first half of the year.

Santander Consumer USA: The key levers to drive profitability remain increase in originations and management of credit risk and prices. In addition, the agreement with Fiat Chrysler was amended strengthening its partnership establishing an operating framework for the remainder of the contract, which ends in 2023. In addition, a plan has been approved to repurchase USD 1.1 billion in common stock and to increase the cash dividend to USD 0.22 from Q3 2019 to Q2 2020.

(1) Santander Bank + Puerto Rico.
Activity
Business performance	June 2019. EUR billion and % change in constant euros

•  Volumes improved in the quarter due to lending growth in retail banking (auto) and commercial banking. Originations increased 5% year-on-year in SC USA, mainly due to Chrysler loans (+25%).

•  Customer funds rose 10%, boosted by strong growth in time deposits at SBNA and the New York branch.

Results

Underlying attributable profit in the first half of 465 million euros, 30% more than in the same period of 2018. The year-on-year comparison of net interest income and provisions is affected by methodological changes in the accrual of TDRs made at the end of 2018, though with almost no impact on bottom line results.

•  Total income was up 7% (+4% ex. TDRs) due to higher loan and leasing volumes.

•  Costs remained under control, virtually flat compared to the same period of 2018. As a result, efficiency improved by 3 percentage points to 42%.

•  Loan-loss provisions increased 7%. Excluding the impact of TDRs, they fell 1% partly favoured by a provisions release related to auto finance business in SC USA. The NPL ratio improved and coverage increased to 158%. The cost of credit remained stable at 3.09%.

Compared to the previous quarter, underlying attributable profit rose 55% as a result of higher loan and leasing volumes, higher gains on financial transactions and lower provisions.

	Underlying income statement
	EUR million and % change in constant euros
		Q2'19	/Q1'19	H1'19	/H1'18

	Revenue	1,920	+5%	3,734	+7%
	Expenses	-805	+3%	-1,581	+0%
	LLPs	-568	-8%	-1,178	+7%
	PBT	521	+40%	891	+23%
	Underlying attrib. profit	284	+55%	465	+30%

Detailed financial information on page 61

January – June 2019	33

Santander vision and corporate culture	Group financial information	Financial information by segments	Responsible banking Corporate governance Santander share	Appendix

Primary segments

Mexico
Highlights (changes in constant euros)

• The strategy continued to focus on the digital and operational transformation, reflected in greater customer attraction and increased loyalty.

• Faster growth in gross loans and advances to customers (excluding reverse repos), notably to large companies (+15%) and payroll (+15%). The rise in customer funds continued to be spurred by deposits from individuals and SMEs.

• Underlying attributable profit was up 12%, underpinned by the good performance of net interest income, net fee income and loan-loss provisions, which more than offset the rise in costs.

EUR 424 Mn Underlying attributable profit

Commercial activity	Customers

The commercial strategy remained focused on boosting the use of digital channels, attracting new customers and increasing their loyalty with new products and services:

•  As regards the distribution model, we transformed 428 branches, and the number of latest generation full function ATMs reached 921.

•  The Santander Plus programme has captured more than 5.7 million customers since May 2016, 53% of them new ones.

•  In digital strategy, SúperMóvil has new functionalities, notably Santander Tap, a system for transfers via instant messaging for sending money to customers of other banks, at any time and free of charge.

•  Launch of the Legacy credit card for private banking customers. Santander is the first and only bank in the country to have an alliance with American Express.

•  We continued to drive growth in deposits of individuals by launching promotions such as Arma tu Kit in order to reward customer loyalty and the campaign Champions to attract customer funds.

Strong year-on-year growth of digital and mobile banking customers (+68%). Penetration of loyal customers over active ones increased significantly (+5 pp).

June 2019. Thousands

Business performance	Activity
June 2019. EUR billion and % change in constant euros

•  Gross loans and advances to customers (excluding reverse repos) increased 8% year-on-year, while maintaining the focus on profitability. Loans to individuals rose 7% with notable growth in payroll loans (+15%) and mortgages (+8%). Total corporate loans increased 9%, driven by large companies (+15%), corporates (+7%) and SMEs (+4%).

•  Customer funds increased slightly, backed by time deposits (+13%) which offset the fall in demand deposits, affected by the rise in interest rates. Those of individuals were up 11%.

Results

First half underlying profit of EUR 424 million was 12% higher than in the same period of 2018, as follows:

•  Net interest income rose 11%, driven by increased volumes and higher interest rates. Net fee income grew 6%, mainly from cards and insurance, and gains on financial transactions fell because of a weak quarter in the markets.

•  Operating expenses increased 7%, reflecting the ongoing investment plans.

•  Loan-loss provisions increased slightly, with good credit quality in all metrics.

Compared to the first quarter of 2019, profit was 5% higher due to higher net fee income and the recovery of gains on financial transactions.

	Underlying income statement
	EUR million and % change in constant euros
		Q2’19	/Q1’19	H1'19	/H1’18

	Revenue	999	+5%	1,938	+7%
	Expenses	-409	+2%	-806	+7%
	LLPs	-225	+15%	-419	+1%
	PBT	360	+3%	703	+12%
	Underlying attrib. profit	219	+5%	424	+12%

Detailed financial information on page 62

34	January – June 2019

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Primary segments

SOUTH AMERICA
Highlights (changes in constant euros)

• In South America, the focus is to accelerate profitable growth and lead the retail financial industry. To this end, we have a strategy that seeks to strengthen a more connected regional network and facilitate the expansion of successful businesses to other countries in the region.

• In activity, there was a volume growth in the last 12 months. Increases in all countries, where we are capturing new business opportunities.

• Regarding results, underlying attributable profit increased by 15% year-on-year, boosted by revenue and an improvement in the cost of credit.

EUR 1,961 Mn Underlying attributable profit

Strategy	Customers

The units in the region continued identifying initiatives that allow the businesses to expand, further leveraging positive experiences in other markets, for example:

•  In auto financing, we will use the Group's experience and the development of this business in Brazil to boost growth in other neighbouring countries. In terms of financing goods and services, we plan to export Uruguay’s successful model to Brazil and to other major regions. We will also accelerate growth in consumer finance in Peru and Colombia.

•  In payment methods, where Santander is one of the largest credit card issuers and merchant acquirers in the region, we are exploring e-commerce strategies, instant domestic and international transfers in some countries and the roll-out of Getnet, our acquiring business in Brazil, to the rest of Latin America. We are also launching Superdigital in other countries (starting with Chile).

•  Further develop the retail franchise, in particular the mass market segment, through increased penetration of new channels. Sales through digital channels already account for a high percentage of the total in Brazil and Argentina, with a significant upside in Chile, where the Life model is being developed to provide a 100% digital service to customers. The Work Café experience developed in Chile will be accelerated in countries such as Argentina and Brazil.

June 2019. Thousands

Business performance	Activity

•  Year-on-year increase in gross loans and advances to customers (excluding reverse repos) in all units. With regard to June 2018, Brazil grew 9%, Chile 7%, Uruguay 20% and Argentina 14%. Colombia and Peru present very high growth rates but from smaller bases.

•  Customer funds also rose in the last 12 months and in all units. Demand deposits (+16%), time deposits (+11%) and mutual funds (+9%) increased year-on-year.

June 2019. EUR billion and % change in constant euros

Results

Underlying attributable profit in the first half of the year amounted to EUR 1,961 million (38% of the Group's total operating areas), up 15% year-on-year due to:

•  Total income increased 9%, underpinned by the sound performance by commercial revenue, driven by higher volumes, spread management and increased loyalty. Net interest income rose 9% and net fee income increased by 11%.

•  Costs reflect commercial transformation plans, greater digitalisation of the retail network, reviews of collective wage agreements and high inflation in Argentina.

•  Loan-loss provisions increased at a slower pace than credit, enabling the cost of lending to improve by 23 bps in the last twelve months to 2.87%. In credit quality, the NPL ratio was stable (4.81%) and coverage was 93%.

In the quarter, underlying attributable profit rose 15% driven by the good performance of revenue, which grew more than costs.

	Underlying income statement
	EUR million and % change in constant euros
		Q2’19	/Q1’19	H1'19	/H1’18

	Revenue	4,647	+6%	9,134	+9%
	Expenses	-1,664	+4%	-3,309	+9%
	LLPs	-956	+9%	-1,859	+2%
	PBT	1,876	+8%	3,661	+12%
	Underlying attrib. profit	1,035	+15%	1,961	+15%

Detailed financial information on page 63

January – June 2019	35

Santander vision and corporate culture	Group financial information	Financial information by segments	Responsible banking Corporate governance Santander share	Appendix

Primary segments

Brazil
Highlights (changes in constant euros)
• Generating results supported by a business model focused on improving customer attention and loyalty leading to profitable market share gains.
• Strong revenue, underpinned by increased volumes, while costs remained under control thereby achieving the best efficiency among our local peers.

• Prudent risk management produced growth in gross loans and advances (excluding reverse repos) and a controlled cost of credit.

• Profit growing sustainably reaching EUR 1,482 million in the first half of the year (+18% year-on-year), with RoTE of 22%.

EUR 1,482 Mn Underlying attributable profit

Commercial activity	Customers
June 2019. Thousands

We continued to progress in our strategic actions, including:

•  The customer base continued to expand to 24.6 million active clients.

•  We announced Santander Duo, a new product with a differentiated offer for small entrepreneurs, which combines accounts of legal and natural persons.

•  In cards, turnover continued to increase at double digit rates (+21%) and gained market share year-on-year (+86 bps).

•  In acquiring, launch of a new offer for SMEs and microbusinesses, where merchants are credited within two working days and charged the same rate for debit and credit cards. As a result we captured 200,000 new customers.

•  In consumer finance, we remained the leader (market share in vehicles loans for individuals of 25.3% in May 2019).

•  In our new businesses, Pi, a digital investment platform, already offers close to 180 fixed income products and began to distribute mutual funds. Ben, focused on food benefits, started to operate (77,000 cards issued and 143,000 commercial establishments accredited).

•  We are committed to using renewable energy in all our offices by 2021 and in administrative buildings and processing centres by 2025.

Activity
Business performance	June 2019. EUR billion and % change in constant euros

•  Gross loans and advances (excluding reverse repos) grew 9% year-on-year, with profitable gains in market share. This was mainly due to business with individuals and consumer finance which increased at double digit rates.

•  Customer deposits (excluding repos) rose 13% year-on-year.

Results

First half underlying attributable profit of EUR 1,482 million (+18% YoY). Of note:

•  Net interest income rose 7%, with better net interest income from credit and liabilities, partly offset by lower market interest income.

•  Net fee income grew 9% year-on-year, with rises in almost all lines. Of note: cards (+13%), insurance (+17%) and securities (+32%).

•  Operating expenses increased 3%, which helped improve the efficiency ratio to 32.4% (-108 bps year-on-year).

•  Our solid risk management is reflected in stable provisions. The cost of credit dropped to 3.84%, the NPL ratio was 5.27% and coverage 106%.

Compared to the first quarter of 2019, underlying attributable profit was 9% higher,

underpinned by higher customer revenue.

	Underlying income statement
	EUR million and % change in constant euros
		Q2’19	/Q1’19	H1'19	/H1’18

	Revenue	3,453	+4%	6,864	+6%
	Expenses	-1,102	+1%	-2,227	+3%
	LLPs	-761	+10%	-1,471	-2%
	PBT	1,438	+5%	2,846	+15%
	Underlying attrib. profit	762	+9%	1,482	+18%
	Detailed financial information on page 64

36	January – June 2019

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Primary segments

Chile
Highlights (changes in constant euros)

• We continued the commercial and branch network transformation, based on technological developments in order to attract new customers and boost loyalty. Loyal customers already account for 46% of total active clients.

• Growth in business volumes at a faster pace, mainly with individuals, companies and institutions.
• Underlying attributable profit increased 4% year-on-year, benefiting from the performance of markets and lower provisions. Higher inflation in the second quarter spurred net interest income.

EUR 311 Mn Underlying attributable profit

Commercial activity	Customers

Santander is the leading privately-owned bank in Chile in terms of assets and customers. The Group continued its strategy in the first half, focused on offering an attractive profitability in a stable and low risk country where the economy is growing:

•  We continued to transform the network, opening more Work Café offices in the quarter and continuing with the pilot of Work Café 2.0, with good initial results in efficiency and productivity.

•  We launched new products under the Santander Life programme, including a digital demand account and a new credit card associated with the Meritolife programme which also allows accumulation of Latam air miles. The Santander Life products are centred on promoting good credit performance and deepening financial education.

•  Launch of a new Súper Hipoteca, aimed at individuals under the age of 35.

June 2019. Thousands

Business performance	Activity
June 2019. EUR billion and % change in constant euros

•  Gross loans and advances to customers (excluding reverse repos) rose 7% year-on-year, underpinned by mortgages (+12%), consumer finance (+12%) and large corporates (+6%). Cards increased 4% and SMEs 6%.

•  Customer funds rose 5%, with 10% growth in demand deposits and mutual funds. Time deposits remained stable.

Results

First half of 2019 underlying attributable profit of EUR 311 million, 4% higher year-on-year. Of note were:

•  Net interest income recovered in the second quarter due to larger volumes and higher inflation. Net fee income declined 9% year-on-year partly because of wholesale business. Gains on financial transactions rose due to customer treasury and the sale of ALCO portfolios.

•  Operating expenses rose slightly because of investments in technology and branches.

•  Loan-loss provisions were lower and the cost of credit was 1.10% (-8 bps). The NPL ratio decreased to around 4.5% and coverage was 59%.

Compared to the first quarter of 2019, attributable profit was 11% higher due to net interest income, which more than offset the seasonal growth in costs.

	Underlying income statement
	EUR million and % change in constant euros
		Q2’19	/Q1’19	H1'19	/H1’18

	Revenue	656	+11%	1,255	+1%
	Expenses	-269	+7%	-524	+2%
	LLPs	-105	+4%	-208	-9%
	PBT	281	+2%	560	+1%
	Underlying attrib. profit	163	+11%	311	+4%

Detailed financial information on page 65

January – June 2019	37

Santander vision and corporate culture	Group financial information	Financial information by segments	Responsible banking Corporate governance Santander share	Appendix

Primary segments

Argentina
Highlights (changes in constant euros)
• The Bank announced the change of its commercial brand from Santander Río to Santander.

• We continued to focus on our four strategic pillars: growth, risk control, efficiency and customer experience.

• Santander is the largest privately-owned bank in Argentina by volume of business (loans + deposits +mutual funds).

• First half underlying profit of EUR 73 million after earning EUR 63 million in the second quarter. The year-on-year comparison is impacted by the adjustment for inflation included starting from the third quarter of 2018.

EUR 73 Mn Underlying attributable profit

Commercial activity	Customers

The commercial strategy during the first half focused on transactional business and customer service improvements, notably a campaign to increase direct debit sign-ups, which enabled the stock to increase 50% in a month.

We continued advance in the digital transformation of the main processes and products. Loyal customers accounted for 47% of active clients and digital ones 74% (+3% year-on-year). In individuals, new accounts and product package openings are done digitally in more than 60% of our branches.

We launched Women, a comprehensive proposal for financial and non-financial services, which focuses on female entrepreneurs, owners of SMEs and professionals.

June 2019. Thousands

Business performance	Activity
June 2019. EUR billion and % change in constant euros

Gross loans and advances to customers (excluding reverse repos) was impacted by the economic recession and higher interest rates (+14% year-on-year), below inflation in this period. The peso denominated portfolio increased, driven by inflation-adjusted products (mortgages, auto finance, personal finance) and by cards, while dollar balances declined in the currency of origin.

Customer deposits (excluding repos) rose 45%, in both the portfolio in pesos (+27% in demand deposits and +41% in interest-bearing accounts and time deposits) and in foreign currency deposits (+58%; 8% in dollars). The excess liquidity is placed in Central Bank treasury bonds.

Results

First half underlying profit stable at EUR 73 million, including a negative EUR 74 million impact from the high inflation adjustment.

As regards the main income statement lines:

•  Revenue rose 67%, growing above inflation, driven by customer revenue (+98%). Net interest income rose 113%, underpinned by the larger position in public securities and higher interest rates, while net fee income increased 71% driven by greater foreign currency transactions and income from accounts and cash deposits.

•  Costs surged 89%, hit by the inflationary environment and the peso’s depreciation.

•  Loan-loss provisions stood at EUR 143 million, with an NPL ratio of 3.79% and a coverage ratio of 126%.

	Underlying income statement
	EUR million and % change in constant euros
		Q2’19	/Q1’19	H1'19	/H1’18

	Revenue	389	+22%	720	+67%
	Expenses	-229	+17%	-431	+89%
	LLPs	-70	+1%	-143	+114%
	PBT	94	—	127	+20%
	Underlying attrib. profit	63	—	73	0%

Detailed financial information on page 66

38	January – June 2019

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Primary segments

Uruguay	Highlights (changes in constant euros)
• The Group is the country’s leading privately-owned bank, doing business with all segments and with a strategy focused on retail banking, improving efficiency and enhancing the quality of service.
• Underlying attributable profit rose 13%, spurred by the good performance of customer revenue and improved efficiency.

EUR 71 Mn Underlying attributable profit

Commercial activity and business performance

•  Santander continued to focus on improving customer satisfaction and increasing loyalty. Loyal customers rose 19% and now account for 24% of active clients.

•  We continued to advance in our digital transformation strategy and in modernising channels. The number of digital customers increased 9% (digital penetration of 48%, up from 45% in June 2018) while transactions via digital channels rose 36% year-on-year.

•  The Group’s consumer finance companies now lead the local market, with a market share of more than 22%. Commercial activity continued to grow briskly, with significant growth in the customer base. In line with our strategy of innovation and contributing to people’s progress, we launched Prosperá, which provides microcredits to small businesses.

•  Gross loans and advances to customer (excluding reverse repos) grew in target segments, products and currencies: +14% in consumer credit and cards and +19% in the national currency portfolio. Customer deposits (excluding repos) in pesos grew 11% and foreign currency deposits increased 4% year-on-year.

Results

First half of 2019 underlying attributable profit of EUR 71 million, 13% higher year-on-year.

•  Gross income rose 15%, driven by customer revenue, with increases in both net interest income and net fee income.

•  Operating expenses rose at a slower pace than total income, improving the efficiency ratio to 43% (-63 bps year-on-year).

•  Loan-loss provisions increased 9%, however the NPL ratio remained at a low level (3.46%), coverage was high (109%) and the cost of credit was 2.60%.

Peru Highlights (changes in constant euros)

•  The strategy remained focused on the corporate segment, the country’s large companies and the Group’s global customers.

•  The auto loan financial entity continued to expand its business within the Group’s strategy of increasing its presence in this business.

•  First half underlying attributable profit of EUR 19 million (+8% year-on-year). Total income rose 23% underpinned by higher net interest income, net fee income and gains on financial transactions. Operating expenses increased 12% and the efficiency ratio was 33.3% (-3.3 pp year-on-year).

•  The NPL ratio was 0.81%, coverage was very high and the cost of credit only 0.30%.

Colombia Highlights (changes in constant euros)

•  Activity in Colombia remained focused on SCIB clients, large companies and corporates, contributing solutions in treasury, risk hedging, foreign trade, confirming, custody and development of investment banking products supporting the country’s infrastructure plan.

•  Auto finance is also increasing. The origination share reached 2.3% (+60 bps in 12 months), in line with the strategy to attain the critical mass needed to consolidate ourselves in this market. We signed an alliance with Chekar.co, a fully digital platform for buying and selling vehicles. We will begin to grant consumer loans in the coming quarters.

•  Gross loans and advances to customers (excluding reverse repos) more than doubled, with growth in all business segments. Of note was the fivefold rise in auto finance. Customer deposits (excluding repos) rose 75%.

•  The first half underlying attributable profit was EUR 5 million (EUR 2 million in the same period of 2018). Total income grew 66%, underpinned by net interest income and net fee income, thanks to greater commercial activity.

January – June 2019	39

Santander vision and corporate culture	Group financial information	Financial information by segments	Responsible banking Corporate governance Santander share	Appendix

Primary segments

SANTANDER GLOBAL PLATFORM (SGP)
Highlights

• With the creation of Santander Global Platform, we are taking a further step forward in our digital transformation, which aligns our reporting structure with our organisation and strategy.

• Our goal is to extend the benefits of the talent and scale of the Group to the payment and digital businesses with higher growth, building platforms only once for all of our banks which allow us to offer the best digital services aimed at retail customers, merchants and SMEs.

• In making our Santander Global Platform results public, we are improving the transparency around our digital investments and accelerate the execution of our initiatives.

EUR -51 Mn Underlying attributable profit

Strategy

In 2019, the unit is focused on the following priorities:

•  Openbank and Open Digital Services (ODS):

– Openbank, our digital bank in Spain, has a large base of 1.2 million customers and is increasing strongly the number of transactions (29%) and volumes. All of this with high levels of transactionality and productivity per customer and employee.

– Open Digital Services (ODS) is creating a new banking platform with a complete range of products for individuals. This platform will be used for Openbank’s international expansion. In a first phase, it will be available in Germany, Portugal, the Netherlands, Argentina and Mexico.

•  Global Payments Services:

– Superdigital: is aimed at the unbanked population. In a first phase, it is expected to be rolled out in Mexico and Chile, leveraging the experience in Brazil. We currently have more than 500,000 active users.

– Pago FX: aims to create an app for the open market, with low cost, transparent, same day or next day international transfers. The first phase is expected to be launched in three European countries.

– Global Merchant Services is developing a global acquiring solution, a segment that already has more than one million active customers. Taking advantage of Getnet’s capabilities, it will be installed in a first phase in Mexico and followed by the rest of Latin America.

– At Global Trade Services, we want to continue being the partner for our more than 200,000 companies that are growing and doing international business with us. The aim is to develop the platform in 2019 and an initial roll-out in the UK, Spain, Brazil and Chile. In the future, we hope to capture business in the rest of Santander geographies and the open market.

•  Digital Assets:

– The Centres of Digital Expertise continue leveraging the Group’s scale and ensuring all countries have access to the most innovative technologies.

– InnoVentures, our venture capital investments in the fintech ecosystem, had approximately USD 100 million invested in 24 companies in June.

– Finally, in the rest of Digital Assets, we continued to advance in Globile, our shared mobile phone platform, with more than 20 components implemented in six countries. We also progressed in Open Platform, a new cloud based technological platform used to develop corporate projects.

(1) Loyal.

Detailed financial information on page 68

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Primary segments

CORPORATE CENTRE
Highlights

• The Corporate Centre’s objective is to aid the operating units by contributing value and carrying out the corporate function of oversight and control. It also carries out functions related to financial and capital management.

• The underlying attributable loss was higher compared to the first half of 2018, mainly due to higher costs related to foreign currency hedging and increased stock of issuances.

EUR ‐1,108 Mn Underlying attributable profit

Strategy and functions

The Corporate Centre contributes value to the Group in various ways:

•   It makes the Group’s governance more solid, through global control frameworks and supervision.

•   Fostering the exchange of best practices in management of costs and generating economies of scale. This enables us to be one of the most efficient banks.

•   The Corporate Centre contributes to the Group’s revenue growth, by sharing the best commercial practices, launching global commercial initiatives and accelerating the digital transformation simultaneously in all countries.

It also coordinates the relationship with European regulators and develops functions related to financial and capital management, as follows:

•   Financial Management functions

– Structural management of liquidity risk associated with funding the Group’s recurring activity, stakes of a financial nature and management of net liquidity related to the needs of some business units.

– This activity is carried out by the different funding sources (issuances and other), always maintaining an adequate profile in volumes, maturities and costs. The price at which these operations are made with other Group units is the market rate (Euribor or mid-swap) plus the premium, which in liquidity terms, the Group supports by immobilising funds during the term of the operation.

– Interest rate risk is also actively managed in order to soften the impact of interest rate changes on net interest income, conducted via high credit quality, very liquid and low capital consumption derivatives.

– Strategic management of the exposure to exchange rates in equity and dynamic in the countervalue of the units’ annual results in euros. Net investments in equity are currently covered by EUR 24,990 million (mainly Brazil, the UK, Mexico, Chile, the US, Poland and Norway) with different instruments (spot, fx, forwards).

•   Management of total capital and reserves: capital allocated to each of the units.

Results

First half underlying attributable loss of EUR 1,108 million, 25% higher than in the same period of 2018, largely because of three factors: the higher costs related to foreign currency hedging, the higher stock of issuances and, to a lesser extent, IFRS 16.

Operating expenses were 9% lower driven by ongoing streamlining and simplification measures.

Corporate Centre
EUR million
	Q2'19	Q1'19	Chg.	H1'19	H1'18	Chg.
Gross income	-423	-399	+6%	-822	-494	+66%
Net operating income	-519	-497	+4%	-1,015	-706	+44%
PBT	-595	-559	+6%	-1,155	-866	+33%
Underlying attrib. profit	-592	-517	+15%	-1,108	-884	+25%

Detailed financial information on page 69

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Secondary segments

RETAIL BANKING
Highlights (changes in constant euros)

• The Group continued to focus on customer loyalty, with new products and services that cover the current needs of our customers. At end of June 2019, the Group had 142 million customers, more than 20 million of whom are loyal.

• Underlying attributable profit of EUR 3,856 million in the first half, 6% higher than in the same period of 2018 due to the positive customer revenue dynamics and controlled costs.
• Santander was named the Best Bank in Latin America and the Best SME Bank in Western Europe by Euromoney.

EUR 3,856 Mn Underlying attributable profit

Commercial activity	Customers
June 2019. Thousands

The Group had 142 million customers at the end of June 2019 (including 24 million consumer finance customers), almost all of whom are from the retail banking segment. In 2019, the focus remains on customer loyalty, already exceeding 20 million loyal customers, equivalent to 30% of active ones.

Santander wants to be the reference bank for customers of all income levels, offering them the services and products that best meet their needs. Furthermore, we are fostering entrepreneurship, helping SMEs and other companies via loans and non-financial support such as training and access to our networks.

As a universal bank, we continued to reinforce our business with new products and services. Of note in the second quarter were:

–  In Spain, launch of Cuenta Mundo for non-residents, via a differential value proposition with a package of innovative products and services. We also extended Santander Personal, the remote management model, for individuals and companies.

–  In Poland, we launched a new commercial website. Santander’s online service is now also available in more languages.

–  In Portugal, the commercial transformation continued with the renewal of the offer and benefits in Mundo 1|2|3 and a stronger presence in the agrifood sector.

–  In Mexico, SuperMóvil incorporates new functionalities, notably Santander Tap, a transfer system by instant message for operations between customers and for sending money to customer of other banks, at any time and with no fees.

–  In Brazil, Santander Duo was announced for small entrepreneurs, which combines accounts of a legal and natural person and has a single customer service manager.

–  In Chile, launch of the Súper Hipoteca for those under the age of 35 and new Santander Life products. Branches continued to be opened based on the Work Café model.

All of these measures helped to boost the number of loyal customers (+11% individuals and +7% companies year-on-year).

Activity June 2019. EUR billion and % change in constant euros

Results
The first half underlying attributable profit rose 6%, driven by the good dynamics in customer revenue (+5%) and controlled costs. Of note was the performance of North America and South America.	Underlying income statement
	EUR million and % change in constant euros
		Q2'19	/Q1'19	H1'19	/H1'18

	Revenue	10,881	+3%	21,528	+4%
	Expenses	-4,882	+2%	-9,712	+2%
	LLPs	-2,090	-3%	-4,251	+5%
	PBT	3,512	+9%	6,776	+7%
	Underlying attrib. profit	2,053	+15%	3,856	+6%

Detailed financial information on page 70

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Secondary segments

CORPORATE & INVESTMENT BANKING
Highlights (changes in constant euros)
• Santander is among the leaders in Latin America and Europe, particularly in export & agency finance, and structured financing.

• In capital markets, we are one of the main bookrunners of green bonds in Spain and Europe.

• We continued to advance in our mission to help our global customers in their capital issuances, providing them with financing solutions and transaction services. We also continued to adapt our offer of products to the Bank’s digital transformation.

• Underlying attributable profit was 10% higher year-on-year, driven by growth in revenue and lower loan-loss provisions.

EUR 889 Mn Underlying attributable profit

Commercial activity	Activity
June 2019. EUR billion and % change in constant euros

•   Cash management: we consolidated our leadership in our main countries, particularly in Latin America. We also grew strongly in the US, the result of strengthening our product capacities.

•   Trade & Working Capital Solutions: strong growth in all products, particularly in receivables finance, structured trade and trade funding. Of note was the positive evolution in the US where we secured growth with our local clients and in Latin America.

•   Corporate Finance: Notable participation in the re-IPO of CPFL Energía, the largest operation this year in Brazil, where Santander was the main global coordinator, thereby strengthening our position in the Brazilian market. We maintained our leadership in Spain, Portugal, Mexico and Poland.

•   Debt Capital Markets: Santander continued to be the leader in Latin America and was among the Top 5 in European corporate issuances. Also noteworthy was our increased participation in dollar issues and the focus on activities linked to sustainable finance, making us one of the leading bookrunners of green bonds in Spain and Europe.

•   Syndicated Corporate Loans: Santander continued to play a key role in corporate financing, although the volumes of financing acquisitions were very affected by the lack of M&A activity. In line with our responsible banking strategy, Santander is increasing its range of sustainable finance products via green loans and/or linked to sustainable indices such as that of Merlín, Spain’s largest syndicated real estate loan so far, or Goldwind which launched the first syndicated green loan in Asia.

•   Structured Financing: the Group held its global leadership position in Project Bonds, having issued more globally than any other bank. In structured loans, Santander is the leader by volume in Latin America and the third in Europe.

•   The contribution from markets’ activity remained stable: the positive evolution of markets in the Americas offset the reduced activity in Europe. Good sales performance in Brazil, Chile, and Argentina, as well as management of books in the UK, US, Argentina and Chile.

Total income breakdown
Constant EUR million

Results

The first half underlying attributable profit was 10% higher at EUR 889 million, underpinned by the good results of Global Transaction Banking and maintaining operations in Global Markets, which offset the lower activity in Global Debt Finance.

Revenue growth and lower provisions absorbed the higher costs in transformational projects.

	Underlying income statement
	EUR million and % change in constant euros
		Q2'19	/Q1'19	H1'19	/H1'18

	Revenue	1,313	+2%	2,606	+5%
	Expenses	-559	0%	-1,119	+9%
	LLPs	-46	+375%	-55	‐56%
	PBT	693	0%	1,396	+8%
	Underlying attrib. profit	434	-3%	889	+10%

Detailed financial information on page 70

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Secondary segments

WEALTH MANAGEMENT & INSURANCE
Highlights (changes in constant euros)
• Insurance business was incorporated into this Division during the second quarter, having restated previous periods for comparison purposes.
• The first half underlying attributable profit was 10% higher than in the same period of 2018.
• Total contribution (net profit + fee income) amounted to EUR 1,227 million, 8% more than in the first half of 2018.
• Assets under management amounted to EUR 377,000 million, +3% year-on-year.

EUR 459 Mn Underlying attributable profit

Commercial activity	Total profit contribution
% change in constant euros

•   We continued to progress in our strategy to make us the best wealth manager in Europe and Latin America:

–  Santander Asset Management (SAM): is developing its own rating methodology in order to make the alignment of all our funds with the market’s ESG criteria transparent. In Spain, we are the leaders with 66% share of ESG mutual funds and in Latin America we continue to develop the offering.

–  In Private Banking: we are developing a global platform. The SPB Desk will provide customer attention and service offering across geographies to our global clients. Our digital tools for clients (Virginia) and bankers (SPiRIT) were recognised for providing the best solutions in Latin America in the Financial Times 2019 Wealth Tech Awards.

–  In Insurance, we are completing our value proposition with the aim to become the leaders in bancassurance in all our markets. Of note is the creation of a joint company with MAPFRE to provide car insurance and specific products for SMEs in Spain, and the alliance with HDI in car business in Brazil.

Distributed insurance premiums % change in constant euros
Business performance	Business performance

•   Total assets under management at the end of June 2019 amounted to EUR 377 billion (+3% year-on-year), with increases in Private Banking as well as in SAM:

–  In 2019, SAM increased its market share in almost all countries, notably in Spain and Chile.

–  Of note in Private Banking grew in Brazil (+13%) and Chile (+10%). Loans and advances to customers grew 9%.

•   In Insurance, in the first half of 2019, premium volumes grew 10% compared to the same period last year. Of note was the growth in Spain, Mexico and Brazil.

June 2019. EUR billion and % change in constant euros
(*) Total adjusted for funds from private banking customers managed by SAM Note: Total assets marketed and/or managed in 2019 and 2018

Results

The first half underlying attributable profit was EUR 459 million, 10% more year-on-year:

•   Higher revenue, from growth in net interest income, in line with greater lending, as well as the larger contribution from insurance.

•   Flat operating expenses, due to optimisation measures which offset investments in platforms.

•   Recovery of provisions from reduced doubtful loan positions, mainly in Spain.

When the total fee income generated by this business is added to net profit, the total contribution to the Group was EUR 1,227 million, 8% more year-on-year.

	Underlying income statement
	EUR million and % change in constant euros
		Q2'19	/Q1'19	H1'19	/ H1'18

	Revenue	560	+7%	1,085	+6%
	Expenses	‐226	‐2%	-455	+2%
	LLPs	0	—	7	—
	PBT	332	+12%	632	+10%
	Underlying attrib. profit	241	11%	459	+10%
The total fee income generated, including those transferred to the commercial network, represents 30% of the Group's total and rose 4%.

Detailed financial information on page 71

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Responsible banking

RESPONSIBLE BANKING

In 2018, the responsible banking, sustainability & culture committee (RBSCC) was created to ensure that, wherever we operate, our manage teams are aware of the need to be responsible in all that we do and in the management of the challenges we face. We have identified two challenges: adapt to the new business environment and support inclusive and sustainable growth.

→ Santander is helping to address today’s main global challenges

•   Our activity and investments help us to address a number of the United Nations’ Sustainable Development Goals, and support the Paris Agreement’s aim to combat climate change and adapt to its effects. We are:

•   Promoting the UNEP FI Principles for Responsible Banking, embedding sustainability across all its business areas and contributing to develop methods to align with the Paris Agreement.

•   Incorporating the UN Global Compact principles into our policies and procedures, fulfilling our fundamental responsibilities in the areas of human rights, labour, environment and anticorruption.

•   Supporting the Task Force for Climate-related Financial Disclosure (TCFD) recommendations, identifying and assessing risk and opportunities developing a forward looking climate strategy and disclosing to stakeholders.

•   Included in various sustainability indices, providing non-financial information to markets, investors and analysts on ESG:

→ Two key challenges have been identified and we have recently published our commitments regarding these challenges:

→ Challenge 1: Adapt to the new business environment:	→ Challenge 2: Support inclusive and sustainable growth:

•   Our commitments:

–  Be one of the top 10 companies to work for in at least 6 of the core geographies where we operate by 2021.

–  Have 40% - 60% of women members on our Group Board by 2021; and have at least 30% of women in senior leadership positions by 2025.

–  Achieve gender pay equality by 2025.

•   Our commitments:

–  Financial empowerment of more than 10 million people from 2019 to 2025.

–  Mobilisation of EUR 120 billion from 2019 to 2025, and EUR 220 bn from 2019 to 2030 in green finance to help tackle climate change.

–  Eliminate unnecessary single use plastic in our branches and corporate buildings by 2021 and by 2025 have 100% of our electricity from renewable sources.

–  Fund 200,000 scholarships, internships and entrepreneurs programmes from 2019 to 2021.

–  Help 4 million people through our community programmes from 2019 to 2021.

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Santander Responsible banking targets

1. According to a well-known external source in each country (Great Place to Work, Top Employer, Merco, etc.).

2. Senior positions represent 1% of total workforce.

3. Calculation of equal pay gap compares employees of the same job, level and function.

4. Financially empowered people (mostly unbanked and underbanked), through products and services and social investment initiatives, to get access to the financial system, receive tailored finance and increase their knowledge and resilience through financial education.

5. Includes Santander overall contribution to green finance: project finance, syndicated loans, green bonds, capital finance, export finance, advisory, structuring and other products to help our clients in the transition to a low carbon economy. Commitment from 2019 to 2030 is EUR 220 billion.

6. In those countries where it is possible to certify renewable sourced electricity for the properties occupied by the Group.

7. People supported through Santander Universities initiative (students who will receive a Santander scholarship, will achieve an internship in an SME or participate in entrepreneurship programmes supported by the bank).

8. People helped through our community investment programmes (excluded Santander Universities and financial education initiatives).

First half 2019 highlights

SCIB financed Acciona's first ESG loan in the Chilean market in May 2019 for USD 30 million. In Spain, Santander is classified as first in the Spanish ranking of sustainable debt issues according to Dealogic, after participating as a joint bookrunner in Telefónica, Iberdrola, Adif, ICO and the Basque Country government.

Santander Wealth Management & Insurance has a range of ESG mutual funds (Santander Sostenible) that make us the leader with a 66% market share.

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Corporate governance

CORPORATE GOVERNANCE

A responsible bank has a solid governance model with well-defined functions; it manages risks and opportunities prudently and defines its long-term strategy watching out for the interests of all its stakeholders and society in general

→   Extraordinary General Meeting of Shareholders

An extraordinary general meeting was called on June 21 for July 23, 2019 (second call) in order to submit for shareholders’ approval the capital increases needed to carry out the offer to acquire all the share capital of Banco Santander México, S.A., Institución de Banca Multiple, Grupo Financiero Santander México, which are not owned by Grupo Santander, as announced on April 12, 2019.

In order to facilitate the informed participation of shareholders at this meeting, all the proposed agreements, relevant administrator reports and the necessary legal documentation were published on the Group’s website (www.santander.com) when the meeting was called. The contents of our website are not incorporated into this report.

→   Changes in the board in the second quarter

As of May 1, 2019, Mr. Rodrigo Echenique Gordillo no longer exercises his executive functions in the Group and ceases to be a deputy chairman of the board and a member of its executive committee. As such, he becomes a non-executive director (neither proprietary nor independent).

On June 19, 2019, authorisation was received from the European Central Bank to appoint Mr. Henrique de Castro as a director of the

Bank, who will join the Board on July 17, 2019.

→   Changes to the composition of the board’s committees in the second quarter

As of May 1, 2019, Mr. Rodrigo Echenique Gordillo is a member of the appointments committee.

On July 23, 2019, Mr. Henrique de Castro will join the innovation and technology committee.

→   Changes to the Group’s senior management in the second quarter

Ms. Mónica López-Monis Gallego was appointed on May 7, 2019 the new head of supervisory and regulatory relations.

SIGNIFICANT EVENTS SINCE QUARTER END

From July 1, 2019 until the approval date of the interim financial statements for the six-month period ended June 30, 2019, no significant events other than those indicated in the interim financial statements have occurred.

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Santander share

SANTANDER SHARE

→ Shareholder remuneration	Dividend

The fourth dividend of EUR 0.065 per share charged to 2018’s earnings was paid in cash in May 2019.

This brought the total shareholder remuneration for 2018 to EUR 0.23 per share, 4.5% more than in 2017.

This remuneration represents a return on the average share price in 2019 of 5.5%.

In order to align us with the current practices of our peers in Europe, the board's target is to maintain in the medium term a pay-out ratio of 40%-50%, up from the previous 30%-40% target, and, as announced at the 2018 annual general meeting, make two payments charged to 2019’s earnings. The board expects to announce the interim 2019 dividend after its meeting in September 2019.

→   Share price performance

The Santander share is listed in five markets, in Spain, Mexico and Poland as an ordinary share, in the UK as a CDI and in the US as an ADR.

In Spain, the main market where the Bank is listed, the share price ended June 2019 at EUR 4.081, 2.7% higher than at the end of 2018. This performance was below that of the Ibex 35 benchmark Spanish index, which rose 7.7%, and that of the DJ Stoxx 50 and MSCI World Banks (+15.2% and +9.5%, respectively), but above DJ Stoxx Banks, the main European banking index (+0.9%).

Euro cents / share
In terms of total return, the Santander share increased 5.8% in the first half, better than the DJ Stoxx Banks (+5.0%).	Dividend 2019

Share price

s
Comparative share performance

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Santander share

SANTANDER SHARE

→ Market capitalisation and trading

By June 28, 2019, Santander was the largest bank in the Eurozone by market capitalisation and the 19th in the world among financial entities (EUR 66,253 million).

The share’s weighting in the DJ Stoxx 50 at the end of June 2019 was 1.8%, 8.1% in the DJ Stoxx Banks and 13.9% in the Ibex 35.

A total of 10,262 million Santander shares were traded in the first half for an effective value of EUR 43,668 million, the largest figure among the shares that comprise the EuroStoxx (liquidity ratio of 63%).

	The Santander share
	June 2019

	Shares and trading data
The daily trading volume was 82 million shares with an effective value of EUR 349 million.	Shares (number)	16,236,573,942
	Average daily turnover (number of shares)	82,094,277
	Share liquidity (%)	63
	(Number of shares traded during the year / number of shares)

	Stock market indicators
	Price / Tangible book value (X)	0.95
	P/E ratio (X)	11.29
	Free float (%)	99.98

→ Shareholder base	Share capital distribution by type of shareholder

The total number of Santander shareholders on June 30, 2019 was 4,054,208 of which 3,809,676 were European (77.1% of the capital stock) and 228,225 from the Americas (21.9%).

Excluding the board, which holds 1.1% of the Bank’s capital stock, retail shareholders account for 39.5% and institutional shareholders 59.4%.

June 2019 (*) Shares owned or represented by directors.

Share capital distribution by geographic area
June 2019

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Interim consolidated director's report	first half 2019

Santander vision and corporate culture	Group financial information	Financial information by segments	Responsible banking Corporate governance Santander share	Appendix

Group financial information

Net fee income. Consolidated
EUR million
	Q2'19	Q1'19	Chg. %	H1’19	H1'18	Chg. %
Fees from services	1,734	1,779	(2.5)	3,513	3,603	(2.5)
Wealth management and marketing of customer funds	962	936	2.8	1,898	1,840	3.2
Securities and custody	236	216	9.3	452	446	1.3
Net fee income	2,932	2,931	0.0	5,863	5,889	(0.4)

Operating expenses. Consolidated
EUR million
	Q2'19	Q1'19	Chg. %	H1'19	H1'18	Chg. %
Staff costs	3,074	3,006	2.3	6,080	5,960	2.0
Other general administrative expenses	2,025	2,005	1.0	4,030	4,305	(6.4)
Information technology	562	551	2.0	1,113	763	46.0
Communications	132	132	—	264	262	0.9
Advertising	168	157	7.0	325	310	4.8
Buildings and premises	218	211	3.3	429	927	(53.7)
Printed and office material	31	32	(3.1)	63	62	2.3
Taxes (other than tax on profits)	138	126	9.5	264	287	(7.9)
Other expenses	776	796	(2.5)	1,572	1,695	(7.3)
Administrative expenses	5,099	5,011	1.8	10,110	10,265	(1.5)
Depreciation and amortisation	730	747	(2.3)	1,477	1,217	21.4
Operating expenses	5,829	5,758	1.2	11,587	11,482	0.9

(1) In H1'19, impact of the IFRS 16 application.

Operating means. Consolidated

	Employees			Branches
	Jun‑19	Jun‑18	Var.	Jun‑19	Jun‑18	Var.
Europe	91,488	92,521	(1,033)	6,427	6,912	(485)
Spain	30,682	31,393	(711)	4,247	4,468	(221)
Santander Consumer Finance	14,494	15,083	(589)	424	442	(18)
United Kingdom	25,761	25,829	(68)	659	779	(120)
Portugal	6,736	6,940	(204)	553	672	(119)
Poland	11,488	11,494	(6)	532	540	(8)
Other	2,327	1,782	545	12	11	1
North America	36,917	36,270	647	2,062	2,072	(10)
US	17,381	17,191	190	646	670	(24)
Mexico	19,536	19,079	457	1,416	1,402	14
South America	71,158	69,997	1,161	4,591	4,497	94
Brazil	48,118	46,672	1,446	3,643	3,490	153
Chile	11,797	12,023	(226)	380	420	(40)
Argentina	9,183	9,222	(39)	469	482	(13)
Other	2,060	2,080	(20)	99	105	(6)
Santander Global Platform	597	427	170	1	1	—
Corporate Centre	1,644	1,746	(102)
Total Group	201,804	200,961	843	13,081	13,482	(401)

Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)
EUR million

	Q2'19	Q1'19	Chg. %	H1'19	H1'18	Chg. %
Net loan-loss provisions	2,141	2,172	(1.4)	4,313	4,297	0.4
Non-performing loans	2,637	2,515	4.9	5,152	5,112	0.8
Country-risk	(2)	1	—	(1)	9	—
Recovery of written-off assets	(494)	(344)	43.6	(838)	(823)	1.8
Other impairment	(19)	74	(125.7)	55	55	(134.8)
Total	2,122	2,246	(5.5)	4,368	4,352	(51.2)

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Group financial information

Loans and advances to customers. Consolidated
EUR million
			Change
	Jun-19	Jun-18	Absolute	%	Dec-18
Commercial bills	34,275	30,301	3,974	13.1	33,301
Secured loans	495,091	475,428	19,663	4.1	478,068
Other term loans	270,244	261,538	8,706	3.3	265,696
Finance leases	34,534	29,804	4,730	15.9	30,758
Receivable on demand	8,689	9,936	(1,247)	(12.6)	8,794
Credit cards receivable	23,031	20,728	2,303	11.1	23,083
Impaired assets	33,045	35,150	(2,105)	(6.0)	34,218
Gross loans and advances to customers (excl. reverse repos)	898,909	862,885	36,024	4.2	873,918
Reverse repos	32,049	23,523	8,526	36.2	32,310
Gross loans and advances to customers	930,958	886,408	44,550	5.0	906,228
Loan-loss allowances	22,723	24,316	(1,593)	(6.6)	23,307
Loans and advances to customers	908,235	862,092	46,143	5.4	882,921

Total funds. Consolidated
EUR million
			Change
	Jun-19	Jun-18	Absolute	%	Dec-18
Demand deposits	573,079	535,084	37,995	7.1	548,711
Time deposits	206,431	196,154	10,277	5.2	199,025
Mutual funds	174,294	163,790	10,504	6.4	157,888
Customer funds	953,804	895,028	58,776	6.6	905,624
Pension funds	15,602	15,900	(298)	(1.9)	15,393
Managed portfolios	28,122	27,248	874	3.2	26,785
Repos	35,241	43,187	(7,946)	(18.4)	32,760
Total funds	1,032,769	981,363	51,406	5.2	980,562

Eligible capital (fully loaded)
EUR million
			Change
	Jun-19*	Jun-18	Absolute	%	Dec-18
Capital stock and reserves	117,699	116,371	1,327	1.1	114,147
Attributable profit	3,231	3,752	(521)	(13.9)	7,810
Dividends	(1,615)	(1,635)	19	(1.2)	(3,292)
Other retained earnings	(22,937)	(25,341)	2,404	(9.5)	(23,606)
Minority interests	6,893	6,567	325	5.0	6,981
Goodwill and intangible assets	(28,810)	(28,726)	(84)	0.3	(28,644)
Other deductions	(6,054)	(6,741)	687	(10.2)	(6,492)
Core CET1	68,406	64,248	4,158	6.5	66,904
Preferred shares and other eligible T1	8,690	8,824	(134)	(1.5)	8,934
Tier 1	77,096	73,072	4,024	5.5	75,838
Generic funds and eligible T2 instruments	12,544	11,646	897	7.7	11,669
Eligible capital	89,640	84,718	4,921	5.8	87,506
Risk-weighted assets	605,470	594,754	10,716	1.8	592,319
CET1 capital ratio	11.30	10.80	0.50		11.30
T1 capital ratio	12.73	12.29	0.44		12.80
Total capital ratio	14.80	14.24	0.56		14.77

(*) Applying a 50% pay-out in the calculation of the capital ratios.

52	January – June 2019

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Financial information by segments

EUROPE
EUR million
		/ Q1'19			/ H1'18
Underlying income statement	Q2’19%		% excl. FX	H1'19%		% excl. FX
Net interest income	3,580	0.5	0.5	7,141	1.9	1.8
Net fee income	1,304	(1.7)	(1.8)	2,630	(4.5)	(4.6)
Gains (losses) on financial transactions (1)	146	(21.1)	(21.3)	332	(31.1)	(31.3)
Other operating income	158	4.1	4.2	310	11.5	11.3
Total income	5,188	(0.7)	(0.7)	10,413	(1.1)	(1.1)
Administrative expenses and amortisations	(2,789)	(0.5)	(0.5)	(5,591)	(1.3)	(1.5)
Net operating income	2,399	(1.0)	(1.0)	4,822	(0.7)	(0.7)
Net loan-loss provisions	(387)	(15.3)	(15.4)	(844)	(1.8)	(1.7)
Other gains (losses) and provisions	(231)	17.0	17.0	(429)	10.5	10.5
Profit before tax	1,781	0.7	0.7	3,549	(1.7)	(1.7)
Tax on profit	(475)	(3.5)	(3.5)	(967)	(0.9)	(0.9)
Profit from continuing operations	1,306	2.3	2.3	2,583	(2.0)	(2.0)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	1,306	2.3	2.3	2,583	(2.0)	(2.0)
Non-controlling interests	(116)	2.1	1.9	(229)	7.4	8.0
Underlying attributable profit to the parent	1,191	2.4	2.4	2,354	(2.8)	(2.8)

Balance sheet
Loans and advances to customers	650,061	(0.9)	0.9	650,061	2.4	2.8
Cash, central banks and credit institutions	200,873	10.6	12.5	200,873	13.2	13.7
Debt instruments	113,844	(1.8)	(0.4)	113,844	(2.7)	(2.5)
Other financial assets	51,503	(5.4)	(2.6)	51,503	(11.3)	(10.7)
Other asset accounts	42,961	(4.1)	(3.1)	42,961	(8.1)	(8.0)
Total assets	1,059,243	0.6	2.4	1,059,243	2.4	2.8
Customer deposits	589,590	0.4	2.0	589,590	3.3	3.6
Central banks and credit institutions	204,741	1.4	3.3	204,741	0.1	0.4
Marketable debt securities	129,654	0.4	2.7	129,654	4.9	5.6
Other financial liabilities	63,161	4.8	7.3	63,161	3.4	4.4
Other liabilities accounts	17,466	(5.2)	(4.2)	17,466	(15.1)	(15.0)
Total liabilities	1,004,613	0.7	2.6	1,004,613	2.4	2.9
Total equity	54,629	(1.8)	(0.5)	54,629	2.1	2.2

Memorandum items: Gross loans and advances to customers (2)	638,237	(0.2)	1.5	638,237	2.0	2.3
Customer funds	658,498	0.9	2.3	658,498	4.7	5.0
Customer deposits (3)	573,618	0.7	2.2	573,618	5.1	5.4
Mutual funds	84,880	2.6	3.0	84,880	2.6	2.6

Ratios (%) and operating means
Underlying RoTE	9.80	0.19		9.72	(0.76)
Efficiency ratio	53.7	0.1		53.7	(0.2)
NPL ratio	3.48	(0.13)		3.48	(0.49)
NPL coverage	49.9	0.4		49.9	(3.0)
Number of employees	91,488	(1.7)		91,488	(1.1)
Number of branches	6,427	(4.0)		6,427	(7.0)

(1) Includes exchange differences.

(2) Excluding reverse repos.

(3) Excluding repos.

January – June 2019	53

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Financial information by segments

Spain
EUR million
		/ Q1'19		s/ H1'18
Underlying income statement	Q2'19%		H1’19%
Net interest income	1,009	(0.0)	2,018	1.1
Net fee income	624	0.1	1,247	(6.9)
Gains (losses) on financial transactions (1)	214	79.1	333	22.8
Other operating income	2	(97.6)	107	(23.0)
Total income	1,849	(0.4)	3,706	(1.1)
Administrative expenses and amortisations	(1,020)	(0.5)	(2,044)	(7.3)
Net operating income	829	(0.3)	1,661	7.9
Net loan-loss provisions	(228)	(6.0)	(470)	7.7
Other gains (losses) and provisions	(143)	28.1	(255)	9.7
Profit before tax	458	(4.1)	936	7.4
Tax on profit	(120)	(0.9)	(242)	15.4
Profit from continuing operations	338	(5.2)	694	4.9
Net profit from discontinued operations	—	—	—	—
Consolidated profit	338	(5.2)	694	4.9
Non-controlling interests	0	110.6	0	—
Underlying attributable profit to the parent	338	(5.1)	694	5.0

Balance sheet
Loans and advances to customers	194,417	0.1	194,417	(3.9)
Cash, central banks and credit institutions	87,193	8.3	87,193	14.7
Debt instruments	39,289	(6.3)	39,289	(24.2)
Other financial assets	1,469	(23.7)	1,469	(53.6)
Other asset accounts	22,464	(9.1)	22,464	(14.8)
Total assets	344,831	0.4	344,831	(4.1)
Customer deposits	252,057	3.9	252,057	5.8
Central banks and credit institutions	38,002	(18.6)	38,002	(41.5)
Marketable debt securities	24,841	6.2	24,841	2.7
Other financial liabilities	8,842	10.2	8,842	19.2
Other liabilities accounts	6,090	(18.7)	6,090	(38.7)
Total liabilities	329,833	0.5	329,833	(4.3)
Total equity	14,999	(1.5)	14,999	0.3

Memorandum items: Gross loans and advances to customers (2)	201,058	(0.1)	201,058	(4.5)
Customer funds	317,169	3.4	317,169	4.8
Customer deposits (3)	251,170	3.8	251,170	5.7
Mutual funds	65,999	1.7	65,999	1.6

Ratios (%) and operating means
Underlying RoTE	8.99	(0.62)	9.31	0.66
Efficiency ratio	55.2	(0.0)	55.2	(3.7)
NPL ratio	7.02	(0.27)	7.02	(0.60)
NPL coverage	42.9	(0.4)	42.9	(4.6)
Number of employees	30,682	(2.1)	30,682	(2.3)
Number of branches	4,247	(2.7)	4,247	(4.9)

(1) Includes exchange differences.

(2) Excluding reverse repos.

(3) Excluding repos.

54	January – June 2019

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Financial information by segments

Santander Consumer Finance
EUR million
		/ Q1'19			/ H1'18
Underlying income statement	Q2’19%		% excl. FX	H1'19%		% excl. FX
Net interest income	971	3.1	3.0	1,911	3.7	4.1
Net fee income	201	(6.1)	(6.1)	415	2.9	3.0
Gains (losses) on financial transactions (1)	(1)	—	—	1	(95.1)	(95.1)
Other operating income	(17)	—	—	(6)	—	—
Total income	1,154	(1.2)	(1.3)	2,321	2.4	2.8
Administrative expenses and amortisations	(527)	3.6	3.5	(1,035)	1.7	2.0
Net operating income	627	(4.9)	(4.9)	1,286	3.0	3.4
Net loan-loss provisions	(59)	(51.3)	(51.4)	(181)	(4.3)	(4.3)
Other gains (losses) and provisions	(12)	—	—	12	(68.4)	(68.5)
Profit before tax	556	(1.0)	(1.1)	1,117	1.9	2.3
Tax on profit	(155)	(2.7)	(2.7)	(314)	5.5	5.9
Profit from continuing operations	401	(0.3)	(0.4)	803	0.6	1.0
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	401	(0.3)	(0.4)	803	0.6	1.0
Non-controlling interests	(67)	(14.0)	(14.0)	(145)	10.6	10.8
Underlying attributable profit to the parent	334	3.0	2.9	658	(1.4)	(1.0)

Balance sheet
Loans and advances to customers	98,395	2.7	2.7	98,395	7.1	7.3
Cash, central banks and credit institutions	6,799	7.9	8.0	6,799	30.8	31.3
Debt instruments	3,288	(4.5)	(4.6)	3,288	2.0	1.8
Other financial assets	38	14.2	14.3	38	78.1	78.6
Other asset accounts	4,102	10.0	10.1	4,102	14.6	14.7
Total assets	112,622	3.1	3.1	112,622	8.4	8.6
Customer deposits	37,896	2.7	2.7	37,896	3.1	3.2
Central banks and credit institutions	25,104	1.4	1.4	25,104	(0.3)	(0.2)
Marketable debt securities	33,946	5.8	5.9	33,946	24.2	24.4
Other financial liabilities	1,395	16.8	16.8	1,395	40.3	40.0
Other liabilities accounts	3,905	4.0	4.0	3,905	5.9	6.0
Total liabilities	102,247	3.6	3.6	102,247	8.8	8.9
Total equity	10,375	(2.1)	(2.2)	10,375	4.8	4.9

Memorandum items: Gross loans and advances to customers (2)	100,752	2.7	2.7	100,752	6.8	7.0
Customer funds	37,896	2.8	2.8	37,896	3.2	3.3
Customer deposits (3)	37,896	2.8	2.8	37,896	3.2	3.3
Mutual funds	—	—	—	—	(100.0)	(100.0)

Ratios (%) and operating means
Underlying RoTE	15.83	0.98		15.36	(1.64)
Efficiency ratio	45.6	2.1		44.6	(0.3)
NPL ratio	2.24	(0.09)		2.24	(0.20)
NPL coverage	105.9	0.6		105.9	(1.8)
Number of employees	14,494	(2.0)		14,494	(3.9)
Number of branches	424	(2.1)		424	(4.1)

(1) Includes exchange differences.

(2) Excluding reverse repos.

(3) Excluding repos.

January – June 2019	55

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Financial information by segments

United Kingdom
EUR million
		/ Q1'19			/ H1'18
Underlying income statement	Q2’19%		% excl. FX	H1'19%		% excl. FX
Net interest income	944	(3.2)	(2.9)	1,919	(6.5)	(7.2)
Net fee income	207	(4.3)	(4.0)	423	(7.7)	(8.4)
Gains (losses) on financial transactions (1)	20	—	—	20	(66.3)	(66.6)
Other operating income	12	(16.4)	(16.2)	26	36.7	35.7
Total income	1,183	(1.9)	(1.7)	2,388	(7.8)	(8.4)
Administrative expenses and amortisations	(703)	(4.8)	(4.5)	(1,442)	0.1	(0.6)
Net operating income	479	2.6	2.8	946	(17.7)	(18.3)
Net loan-loss provisions	(19)	(67.9)	(67.7)	(80)	(21.7)	(22.3)
Other gains (losses) and provisions	(25)	(50.2)	(50.0)	(75)	(27.4)	(27.9)
Profit before tax	435	21.9	22.2	792	(16.2)	(16.8)
Tax on profit	(102)	5.2	5.5	(199)	(25.2)	(25.8)
Profit from continuing operations	333	28.2	28.4	593	(12.6)	(13.3)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	333	28.2	28.4	593	(12.6)	(13.3)
Non-controlling interests	(5)	2.5	2.7	(11)	(20.6)	(21.2)
Underlying attributable profit to the parent	327	28.7	29.0	582	(12.5)	(13.1)

Balance sheet
Loans and advances to customers	251,543	(4.6)	(0.3)	251,543	1.0	2.2
Cash, central banks and credit institutions	40,536	7.3	12.1	40,536	(23.8)	(22.9)
Debt instruments	23,609	(0.4)	4.0	23,609	(10.8)	(9.7)
Other financial assets	1,092	44.9	51.3	1,092	(84.7)	(84.6)
Other asset accounts	10,328	0.7	5.1	10,328	1.7	2.9
Total assets	327,109	(2.7)	1.7	327,109	(5.5)	(4.3)
Customer deposits	211,025	(2.7)	1.7	211,025	(3.6)	(2.5)
Central banks and credit institutions	24,521	(2.9)	1.5	24,521	2.0	3.2
Marketable debt securities	65,236	(3.4)	0.9	65,236	(2.0)	(0.8)
Other financial liabilities	4,875	10.3	15.2	4,875	(68.7)	(68.4)
Other liabilities accounts	4,470	(2.2)	2.1	4,470	4.4	5.7
Total liabilities	310,128	(2.7)	1.7	310,128	(5.9)	(4.8)
Total equity	16,981	(2.6)	1.8	16,981	2.7	4.0

Memorandum items: Gross loans and advances to customers (2)	232,150	(3.4)	0.9	232,150	(0.9)	0.3
Customer funds	205,064	(2.3)	2.1	205,064	0.5	1.7
Customer deposits (3)	196,925	(2.3)	2.1	196,925	0.6	1.8
Mutual funds	8,139	(1.7)	2.7	8,139	(3.0)	(1.9)

Ratios (%) and operating means
Underlying RoTE	8.68	1.76		7.81	(2.12)
Efficiency ratio	59.5	(1.8)		60.4	4.8
NPL ratio	1.13	(0.04)		1.13	—
NPL coverage	31.9	1.0		31.9	(1.9)
Number of employees	25,761	1.1		25,761	(0.3)
Number of branches	659	(12.6)		659	(15.4)

(1) Includes exchange differences.

(2) Excluding reverse repos.

(3) Excluding repos.

56	January – June 2019

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Financial information by segments

Portugal
EUR million
		/ Q1'19		s/ H1'18
Underlying income statement	Q2’19%		H1’19%
Net interest income	213	(1.2)	429	(1.4)
Net fee income	99	0.8	197	4.1
Gains (losses) on financial transactions (1)	42	(15.4)	91	58.6
Other operating income	0	—	(6)	—
Total income	354	(0.9)	712	3.5
Administrative expenses and amortisations	(154)	(1.9)	(312)	(3.8)
Net operating income	200	(0.1)	400	10.0
Net loan-loss provisions	(1)	—	12	—
Other gains (losses) and provisions	(13)	(34.9)	(33)	6.1
Profit before tax	186	(3.9)	379	16.9
Tax on profit	(60)	3.4	(118)	25.9
Profit from continuing operations	126	(7.0)	261	13.3
Net profit from discontinued operations	—	—	—	—
Consolidated profit	126	(7.0)	261	13.3
Non-controlling interests	(1)	17.2	(1)	(24.6)
Underlying attributable profit to the parent	125	(7.1)	260	13.5

Balance sheet
Loans and advances to customers	35,734	0.9	35,734	0.5
Cash, central banks and credit institutions	4,025	(4.0)	4,025	(7.7)
Debt instruments	13,238	0.3	13,238	12.2
Other financial assets	1,809	(1.7)	1,809	(6.5)
Other asset accounts	1,941	(1.6)	1,941	(20.9)
Total assets	56,747	0.2	56,747	1.1
Customer deposits	38,975	1.9	38,975	5.1
Central banks and credit institutions	8,064	(1.1)	8,064	(10.8)
Marketable debt securities	3,426	(19.0)	3,426	(20.9)
Other financial liabilities	326	14.1	326	24.2
Other liabilities accounts	1,701	20.0	1,701	14.3
Total liabilities	52,491	0.3	52,491	0.6
Total equity	4,256	(0.7)	4,256	8.4

Memorandum items: Gross loans and advances to customers (2)	36,691	0.6	36,691	(1.0)
Customer funds	41,784	3.8	41,784	6.6
Customer deposits (3)	38,975	1.9	38,975	5.1
Mutual funds	2,809	40.5	2,809	32.0

Ratios (%) and operating means
Underlying RoTE	11.96	(1.09)	12.54	0.98
Efficiency ratio	43.6	(0.4)	43.8	(3.3)
NPL ratio	5.00	(0.77)	5.00	(2.55)
NPL coverage	52.9	2.2	52.9	0.2
Number of employees	6,736	0.0	6,736	(2.9)
Number of branches	553	(1.4)	553	(17.7)

(1) Includes exchange differences.

(2) Excluding reverse repos.

(3) Excluding repos.

January – June 2019	57

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Financial information by segments

Poland
EUR million

		/ Q1’19			/ H1'18
Underlying income statement	Q2’19%		% excl. FX	H1'19%		% excl. FX
Net interest income	284	1.0	0.6	565	16.0	18.0
Net fee income	117	2.7	2.3	230	1.5	3.2
Gains (losses) on financial transactions (1)	21	12.1	11.6	39	102.7	106.2
Other operating income	18	—	—	(18)	756.6	771.2
Total income	440	16.6	16.1	817	11.7	13.6
Administrative expenses and amortisations	(176)	1.8	1.3	(349)	10.2	12.0
Net operating income	263	29.2	28.7	467	12.9	14.8
Net loan-loss provisions	(64)	47.1	46.5	(107)	23.0	25.1
Other gains (losses) and provisions	(34)	1.4	0.9	(68)	42.7	45.1
Profit before tax	166	30.6	30.0	293	4.7	6.5
Tax on profit	(36)	(3.8)	(4.3)	(73)	23.3	25.4
Profit from continuing operations	130	44.9	44.4	219	(0.4)	1.3
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	130	44.9	44.4	219	(0.4)	1.3
Non-controlling interests	(41)	46.2	45.7	(69)	6.2	8.0
Underlying attributable profit to the parent	89	44.3	43.8	150	(3.1)	(1.5)

Balance sheet
Loans and advances to customers	29,345	3.3	2.0	29,345	29.9	26.3
Cash, central banks and credit institutions	2,987	11.8	10.5	2,987	84.7	79.5
Debt instruments	10,367	(8.0)	(9.0)	10,367	23.4	19.9
Other financial assets	565	3.9	2.7	565	0.9	(1.9)
Other asset accounts	1,326	1.3	0.1	1,326	29.6	26.0
Total assets	44,591	0.9	(0.3)	44,591	30.4	26.7
Customer deposits	32,758	1.0	(0.2)	32,758	27.6	24.0
Central banks and credit institutions	3,243	(3.2)	(4.3)	3,243	89.7	84.3
Marketable debt securities	2,091	16.6	15.2	2,091	107.0	101.2
Other financial liabilities	814	8.6	7.3	814	90.3	84.9
Other liabilities accounts	894	9.1	7.8	894	16.6	13.3
Total liabilities	39,800	1.7	0.5	39,800	34.5	30.7
Total equity	4,791	(5.3)	(6.4)	4,791	4.0	1.1

Memorandum items: Gross loans and advances to customers (2)	30,278	3.3	2.0	30,278	29.5	25.8
Customer funds	36,060	2.5	1.3	36,060	25.4	21.9
Customer deposits (3)	31,867	2.4	1.2	31,867	27.5	23.9
Mutual funds	4,193	3.1	1.8	4,193	11.6	8.4
Ratios (%) and operating means
Underlying RoTE	11.44	3.68		9.61	(1.32)
Efficiency ratio	40.1	(5.8)		42.8	(0.6)
NPL ratio	4.21	(0.18)		4.21	(0.37)
NPL coverage	69.7	2.1		69.7	(2.4)
Number of employees	11,488	(8.5)		11,488	(0.1)
Number of branches	532	(6.8)		532	(1.5)

(1) Includes exchange differences.

(2) Excluding reverse repos.

(3) Excluding repos.

58	January – June 2019

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Other Europe

EUR million

		/ Q1’19			/ H1'18
Underlying income statement	Q2'19%		% w/o FX	H1'19%		% w/o FX
Net interest income	159	14.4	14.3	299	50.8	49.0
Net fee income	56	(8.6)	(8.9)	118	(13.7)	(15.4)
Gains (losses) on financial transactions (1)	(149)	—	—	(153)	—	—
Other operating income	142	122.8	122.7	205	79.0	78.4
Total income	209	(20.1)	(20.3)	469	(6.8)	(8.2)
Administrative expenses and amortisations	(208)	4.2	4.0	(408)	12.8	11.1
Net operating income	0	(99.2)	(99.3)	62	(56.7)	(57.3)
Net loan-loss provisions	(16)	612.4	612.5	(18)	(50.5)	(50.7)
Other gains (losses) and provisions	(4)	(37.5)	(37.5)	(11)	(5.1)	(8.3)
Profit before tax	(19)	—	—	33	(65.1)	(65.6)
Tax on profit	(2)	(91.9)	(91.9)	(20)	(58.1)	(58.5)
Profit from continuing operations	(21)	—	—	13	(72.5)	(73.1)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	(21)	—	—	13	(72.5)	(73.1)
Non-controlling interests	(1)	12.7	11.9	(3)	141.0	127.1
Underlying attributable profit to the parent	(22)	—	—	10	(78.1)	(78.5)

Balance sheet
Loans and advances to customers	40,627	5.6	7.5	40,627	21.5	21.8
Cash, central banks and credit institutions	59,334	18.2	21.9	59,334	60.0	60.8
Debt instruments	24,053	7.3	11.1	24,053	57.5	59.0
Other financial assets	46,529	(5.7)	(2.7)	46,529	2.9	3.7
Other asset accounts	2,801	(0.2)	0.6	2,801	(12.1)	(13.0)
Total assets	173,344	6.2	9.2	173,344	29.1	29.9
Customer deposits	16,880	(17.1)	(15.3)	16,880	19.5	19.9
Central banks and credit institutions	105,808	12.8	16.3	105,808	33.0	33.5
Marketable debt securities	114	11.0	11.9	114	(16.2)	(17.9)
Other financial liabilities	46,909	2.9	5.8	46,909	29.0	30.4
Other liabilities accounts	405	8.1	9.9	405	(3.0)	(3.0)
Total liabilities	170,116	6.2	9.2	170,116	30.2	31.0
Total equity	3,228	6.5	8.1	3,228	(10.5)	(11.1)

Memorandum items: Gross loans and advances to customers (2)	37,309	10.2	11.8	37,309	40.3	40.3
Customer funds	20,525	(12.7)	(11.2)	20,525	18.2	18.5
Customer deposits (3)	16,785	(16.3)	(14.5)	16,785	20.8	21.2
Mutual funds	3,739	7.8	7.8	3,739	7.8	7.8
Resources
Number of employees	2,327	7.3		2,327	30.6

(1) Includes exchange differences.

(2) Excluding reverse repos.

(3) Excluding repos.

January – June 2019	59

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Financial information by segments

NORTH AMERICA
EUR million

		/ Q1’19			/ H1'18
Underlying income statement	Q2’19%		% excl. FX	H1'19%		% excl. FX
Net interest income	2,230	2.6	1.4	4,403	15.8	8.3
Net fee income	463	5.5	4.3	901	11.4	4.2
Gains (losses) on financial transactions (1)	50	312.8	310.4	62	(44.4)	(47.9)
Other operating income	176	35.5	34.4	306	36.9	27.7
Total income	2,918	6.0	4.8	5,672	14.7	7.2
Administrative expenses and amortisations	(1,214)	3.5	2.3	(2,386)	9.4	2.3
Net operating income	1,705	7.8	6.6	3,286	18.8	11.1
Net loan-loss provisions	(793)	(1.4)	(2.5)	(1,597)	13.0	5.7
Other gains (losses) and provisions	(31)	(51.5)	(52.3)	(95)	7.8	0.8
Profit before tax	881	23.5	22.1	1,594	26.0	17.9
Tax on profit	(217)	15.7	14.4	(405)	21.4	13.5
Profit from continuing operations	664	26.2	24.8	1,189	27.6	19.4
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	664	26.2	24.8	1,189	27.6	19.4
Non-controlling interests	(161)	15.4	14.0	(300)	24.1	16.1
Underlying attributable profit to the parent	503	30.1	28.7	889	28.8	20.6

Balance sheet
Loans and advances to customers	126,478	1.7	2.8	126,478	20.9	17.3
Cash, central banks and credit institutions	25,352	(22.5)	(21.8)	25,352	1.5	(2.1)
Debt instruments	26,739	8.8	9.9	26,739	0.3	(3.2)
Other financial assets	9,483	12.0	13.0	9,483	(9.6)	(13.0)
Other asset accounts	21,451	6.1	7.4	21,451	33.5	29.8
Total assets	209,503	(0.4)	0.7	209,503	14.6	11.0
Customer deposits	98,362	(2.2)	(1.1)	98,362	12.7	9.0
Central banks and credit institutions	28,072	20.1	21.3	28,072	28.8	24.6
Marketable debt securities	41,825	(10.4)	(9.3)	41,825	21.4	18.0
Other financial liabilities	11,912	9.2	10.1	11,912	(0.5)	(4.4)
Other liabilities accounts	5,884	4.5	5.6	5,884	1.5	(1.8)
Total liabilities	186,055	(0.6)	0.5	186,055	15.3	11.6
Total equity	23,447	0.9	2.0	23,447	9.1	5.9

Memorandum items: Gross loans and advances to customers (2)	122,869	1.9	3.0	122,869	13.0	9.6
Customer funds	111,544	1.8	2.8	111,544	10.2	6.6
Customer deposits (3)	90,533	1.4	2.5	90,533	10.1	6.6
Mutual funds	21,011	3.5	4.4	21,011	10.4	6.4
Ratios (%) and operating means
Underlying RoTE	10.56	2.11		9.54	1.28
Efficiency ratio	41.6	(1.0)		42.1	(2.0)
NPL ratio	2.29	(0.04)		2.29	(0.53)
NPL coverage	150.3	(3.1)		150.3	3.8
Number of employees	36,917	(0.6)		36,917	1.8
Number of branches	2,062	(0.4)		2,062	(0.5)

(1) Includes exchange differences.

(2) Excluding reverse repos.

(3) Excluding repos.

60	January – June 2019

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Financial information by segments

United States
EUR million

		/ Q1’19			/ H1'18
Underlying income statement	Q2’19%		% excl. FX	H1'19%		% excl. FX
Net interest income	1,453	3.3	2.2	2,860	14.3	6.8
Net fee income	244	4.4	3.3	479	10.4	3.1
Gains (losses) on financial transactions (1)	23	46.8	45.5	39	(0.0)	(6.7)
Other operating income	199	26.3	25.1	357	30.3	21.7
Total income	1,920	5.8	4.7	3,734	15.0	7.4
Administrative expenses and amortisations	(805)	3.8	2.7	(1,581)	7.2	0.1
Net operating income	1,115	7.3	6.2	2,154	21.5	13.4
Net loan-loss provisions	(568)	(7.1)	(8.1)	(1,178)	15.0	7.4
Other gains (losses) and provisions	(26)	(55.3)	(56.1)	(84)	15.7	8.0
Profit before tax	521	40.8	39.6	891	31.9	23.1
Tax on profit	(138)	24.9	23.7	(248)	21.1	13.1
Profit from continuing operations	383	47.7	46.3	643	36.5	27.5
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	383	47.7	46.3	643	36.5	27.5
Non-controlling interests	(99)	27.2	26.0	(178)	29.6	21.0
Underlying attributable profit to the parent	284	56.4	55.1	465	39.4	30.2

Balance sheet
Loans and advances to customers	93,133	2.0	3.3	93,133	22.2	19.3
Cash, central banks and credit institutions	13,790	(23.7)	(22.7)	13,790	18.3	15.4
Debt instruments	13,849	3.1	4.4	13,849	(3.5)	(5.8)
Other financial assets	3,913	10.3	11.8	3,913	(9.3)	(11.5)
Other asset accounts	17,888	5.5	6.9	17,888	34.4	31.2
Total assets	142,572	(0.5)	0.8	142,572	19.0	16.2
Customer deposits	64,373	(0.7)	0.5	64,373	19.2	16.4
Central banks and credit institutions	17,495	34.1	35.8	17,495	31.0	27.9
Marketable debt securities	35,261	(13.6)	(12.5)	35,261	23.6	20.7
Other financial liabilities	4,277	17.4	18.9	4,277	8.1	5.5
Other liabilities accounts	3,722	0.9	2.2	3,722	2.5	0.1
Total liabilities	125,129	(0.7)	0.5	125,129	20.9	18.1
Total equity	17,443	1.1	2.4	17,443	6.7	4.1

Memorandum items: Gross loans and advances to customers (2)	89,636	2.1	3.5	89,636	12.7	10.0
Customer funds	69,967	2.9	4.3	69,967	12.5	9.8
Customer deposits (3)	60,470	2.7	4.0	60,470	12.5	9.8
Mutual funds	9,497	4.4	5.8	9,497	12.6	9.9
Ratios (%) and operating means
Underlying RoTE	7.65	2.58		6.38	1.27
Efficiency ratio	41.9	(0.8)		42.3	(3.1)
NPL ratio	2.32	(0.09)		2.32	(0.59)
NPL coverage	158.4	(2.6)		158.4	1.5
Number of employees	17,381	0.6		17,381	1.1
Number of branches	646	(2.0)		646	(3.6)

(1) Includes exchange differences.

(2) Excluding reverse repos.

(3) Excluding repos.

January – June 2019	61

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Financial information by segments

Mexico
EUR million

		/ Q1’19			/ H1'18
Underlying income statement	Q2’19%		% excl. FX	H1'19%		% excl. FX
Net interest income	777	1.4	(0.1)	1,543	18.6	11.2
Net fee income	218	6.9	5.4	423	12.5	5.6
Gains (losses) on financial transactions (1)	27	—	—	23	(68.4)	(70.4)
Other operating income	(23)	(17.2)	(18.5)	(51)	1.1	(5.1)
Total income	999	6.4	4.9	1,938	14.0	7.0
Administrative expenses and amortisations	(409)	3.0	1.5	(806)	14.1	7.1
Net operating income	590	8.8	7.3	1,132	14.0	6.9
Net loan-loss provisions	(225)	16.7	15.2	(419)	7.7	1.1
Other gains (losses) and provisions	(5)	(11.2)	(12.6)	(10)	(30.3)	(34.6)
Profit before tax	360	4.7	3.3	703	19.2	11.9
Tax on profit	(79)	2.7	1.2	(156)	21.7	14.2
Profit from continuing operations	280	5.3	3.9	547	18.5	11.2
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	280	5.3	3.9	547	18.5	11.2
Non-controlling interests	(61)	0.2	(1.3)	(122)	17.0	9.8
Underlying attributable profit to the parent	219	6.9	5.4	424	19.0	11.6

Balance sheet
Loans and advances to customers	33,345	0.9	1.5	33,345	17.3	11.8
Cash, central banks and credit institutions	11,563	(21.1)	(20.6)	11,563	(13.2)	(17.2)
Debt instruments	12,890	15.7	16.4	12,890	4.7	(0.2)
Other financial assets	5,570	13.3	13.9	5,570	(9.8)	(14.0)
Other asset accounts	3,563	9.1	9.7	3,563	29.0	23.0
Total assets	66,930	(0.2)	0.4	66,930	6.2	1.3
Customer deposits	33,989	(4.8)	(4.2)	33,989	2.0	(2.7)
Central banks and credit institutions	10,576	2.4	3.0	10,576	25.4	19.6
Marketable debt securities	6,565	12.5	13.2	6,565	10.7	5.5
Other financial liabilities	7,635	5.1	5.7	7,635	(4.7)	(9.2)
Other liabilities accounts	2,161	11.3	12.0	2,161	(0.3)	(4.9)
Total liabilities	60,927	(0.2)	0.4	60,927	5.3	0.4
Total equity	6,004	0.4	1.0	6,004	16.8	11.4

Memorandum items: Gross loans and advances to customers (2)	33,234	1.1	1.7	33,234	13.8	8.5
Customer funds	41,577	(0.1)	0.5	41,577	6.5	1.6
Customer deposits (3)	30,063	(1.2)	(0.6)	30,063	5.7	0.8
Mutual funds	11,514	2.7	3.3	11,514	8.8	3.7
Ratios (%) and operating means
Underlying RoTE	20.71	0.60		20.47	0.60
Efficiency ratio	40.9	(1.3)		41.6	0.0
NPL ratio	2.21	0.09		2.21	(0.37)
NPL coverage	126.9	(3.2)		126.9	10.8
Number of employees	19,536	(1.7)		19,536	2.4
Number of branches	1,416	0.3		1,416	1.0

(1) Includes exchange differences.

(2) Excluding reverse repos.

(3) Excluding repos.

62	January – June 2019

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Financial information by segments

SOUTH AMERICA

EUR million

		/ Q1’19			/ H1'18
Underlying income statement	Q2’19%		% excl. FX	H1'19%		% excl. FX
Net interest income	3,425	6.3	9.2	6,647	1.4	9.4
Net fee income	1,178	(0.0)	2.9	2,355	0.6	10.9
Gains (losses) on financial transactions (1)	130	(18.8)	(16.5)	289	13.1	40.7
Other operating income	(85)	18.1	21.7	(157)	—	—
Total income	4,647	3.6	6.5	9,134	(0.2)	8.7
Administrative expenses and amortisations	(1,664)	1.1	4.0	(3,309)	(1.6)	9.1
Net operating income	2,984	5.0	7.9	5,825	0.6	8.5
Net loan-loss provisions	(956)	5.9	8.8	(1,859)	(5.1)	2.4
Other gains (losses) and provisions	(151)	(1.7)	1.8	(306)	(8.2)	4.6
Profit before tax	1,876	5.1	8.0	3,661	4.6	12.3
Tax on profit	(672)	(2.9)	(0.1)	(1,363)	1.9	8.9
Profit from continuing operations	1,205	10.2	13.0	2,297	6.3	14.4
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	1,205	10.2	13.0	2,297	6.3	14.4
Non-controlling interests	(169)	1.3	3.7	(336)	7.0	11.5
Underlying attributable profit to the parent	1,035	11.8	14.7	1,961	6.2	14.9

Balance sheet
Loans and advances to customers	124,950	1.3	1.4	124,950	8.3	9.5
Cash, central banks and credit institutions	49,995	12.5	12.2	49,995	12.4	13.0
Debt instruments	48,204	4.8	4.2	48,204	9.5	7.7
Other financial assets	11,508	28.4	28.3	11,508	36.2	34.6
Other asset accounts	16,456	4.5	4.1	16,456	16.9	15.8
Total assets	251,113	5.3	5.1	251,113	10.9	11.2
Customer deposits	116,739	4.7	4.7	116,739	7.6	9.2
Central banks and credit institutions	37,872	(2.4)	(2.8)	37,872	(0.7)	(2.0)
Marketable debt securities	31,983	3.2	3.0	31,983	12.9	12.1
Other financial liabilities	31,372	21.1	20.5	31,372	34.9	33.5
Other liabilities accounts	10,320	15.8	15.3	10,320	34.0	32.4
Total liabilities	228,286	5.6	5.4	228,286	10.8	11.2
Total equity	22,827	2.3	2.1	22,827	11.7	11.4

Memorandum items: Gross loans and advances to customers (2)	130,953	1.5	1.5	130,953	8.4	9.5
Customer funds	173,298	5.7	5.4	173,298	10.6	11.4
Customer deposits (3)	105,299	5.8	5.8	105,299	10.5	12.9
Mutual funds	67,999	5.5	4.9	67,999	10.7	9.2
Ratios (%) and operating means
Underlying RoTE	21.98	2.40		20.76	0.95
Efficiency ratio	35.8	(0.9)		36.2	(0.5)
NPL ratio	4.81	(0.02)		4.81	(0.01)
NPL coverage	93.0	(1.1)		93.0	(1.4)
Number of employees	71,158	1.7		71,158	1.7
Number of branches	4,591	1.8		4,591	2.1

(1) Includes exchange differences.

(2) Excluding reverse repos.

(3) Excluding repos.

January – June 2019	63

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Financial information by segments

Brazil
EUR million

		/ Q1’19			/ H1'18
Underlying income statement	Q2’19%		% excl. FX	H1'19%		% excl. FX
Net interest income	2,520	2.5	5.5	4,979	1.5	6.6
Net fee income	924	(0.7)	2.3	1,855	3.5	8.7
Gains (losses) on financial transactions (1)	45	(22.0)	(19.4)	103	24.0	30.2
Other operating income	(36)	(2.0)	1.0	(72)	456.3	484.2
Total income	3,453	1.2	4.2	6,864	1.4	6.5
Administrative expenses and amortisations	(1,102)	(2.0)	1.0	(2,227)	(1.8)	3.1
Net operating income	2,351	2.8	5.9	4,637	3.1	8.2
Net loan-loss provisions	(761)	7.1	10.2	(1,471)	(6.4)	(1.7)
Other gains (losses) and provisions	(153)	(8.8)	(6.0)	(320)	(1.4)	3.6
Profit before tax	1,438	2.1	5.1	2,846	9.3	14.8
Tax on profit	(581)	(1.9)	1.1	(1,173)	4.8	10.1
Profit from continuing operations	856	4.9	8.0	1,673	12.7	18.3
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	856	4.9	8.0	1,673	12.7	18.3
Non-controlling interests	(94)	(1.4)	1.6	(190)	14.0	19.7
Underlying attributable profit to the parent	762	5.7	8.8	1,482	12.6	18.2

Balance sheet
Loans and advances to customers	73,175	2.0	1.2	73,175	12.1	8.7
Cash, central banks and credit institutions	37,661	13.0	12.1	37,661	8.8	5.5
Debt instruments	42,738	4.1	3.3	42,738	11.9	8.5
Other financial assets	6,822	20.3	19.3	6,822	24.5	20.7
Other asset accounts	12,474	5.2	4.4	12,474	9.1	5.8
Total assets	172,869	5.6	4.8	172,869	11.5	8.1
Customer deposits	74,698	6.3	5.5	74,698	10.7	7.3
Central banks and credit institutions	28,908	(2.6)	(3.4)	28,908	(5.7)	(8.5)
Marketable debt securities	20,584	2.9	2.1	20,584	15.5	12.0
Other financial liabilities	24,148	13.5	12.6	24,148	30.5	26.5
Other liabilities accounts	8,620	19.2	18.2	8,620	36.3	32.2
Total liabilities	156,958	5.7	4.9	156,958	11.5	8.1
Total equity	15,912	4.7	3.9	15,912	12.2	8.8

Memorandum items: Gross loans and advances to customers (2)	77,835	2.0	1.1	77,835	12.0	8.6
Customer funds	121,485	6.8	5.9	121,485	14.5	11.0
Customer deposits (3)	63,417	8.6	7.8	63,417	16.7	13.1
Mutual funds	58,069	4.8	4.0	58,069	12.2	8.7
Ratios (%) and operating means
Underlying RoTE	22.40	1.42		21.65	1.76
Efficiency ratio	31.9	(1.0)		32.4	(1.1)
NPL ratio	5.27	0.01		5.27	0.01
NPL coverage	105.5	(2.2)		105.5	(3.2)
Number of employees	48,118	2.8		48,118	3.1
Number of branches	3,643	2.3		3,643	4.4

(1) Includes exchange differences.

(2) Excluding reverse repos.

(3) Excluding repos.

64	January – June 2019

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Financial information by segments

Chile

EUR million

		/ Q1’19			/ H1'18
Underlying income statement	Q2’19%		% excl. FX	H1'19%		% excl. FX
Net interest income	500	13.5	15.0	940	(4.6)	(1.7)
Net fee income	97	(5.9)	(4.5)	200	(12.1)	(9.4)
Gains (losses) on financial transactions (1)	59	7.9	9.4	113	96.0	101.9
Other operating income	0	(82.6)	(81.7)	2	(80.7)	(80.1)
Total income	656	9.4	10.8	1,255	(2.1)	0.9
Administrative expenses and amortisations	(269)	5.4	6.8	(524)	(1.3)	1.7
Net operating income	387	12.3	13.8	731	(2.6)	0.3
Net loan-loss provisions	(105)	2.8	4.2	(208)	(12.0)	(9.4)
Other gains (losses) and provisions	(1)	—	—	37	(31.8)	(29.8)
Profit before tax	281	0.5	1.9	560	(1.5)	1.5
Tax on profit	(43)	(28.0)	(26.8)	(103)	(10.0)	(7.3)
Profit from continuing operations	237	8.3	9.8	456	0.7	3.7
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	237	8.3	9.8	456	0.7	3.7
Non-controlling interests	(74)	4.9	6.3	(145)	(0.7)	2.3
Underlying attributable profit to the parent	163	9.9	11.4	311	1.3	4.4

Balance sheet
Loans and advances to customers	40,081	1.1	2.3	40,081	4.8	7.0
Cash, central banks and credit institutions	4,742	18.4	19.8	4,742	21.8	24.4
Debt instruments	3,949	4.4	5.7	3,949	(5.8)	(3.8)
Other financial assets	4,551	43.7	45.5	4,551	55.1	58.4
Other asset accounts	2,880	(0.9)	0.3	2,880	57.4	60.8
Total assets	56,203	5.0	6.3	56,203	10.0	12.4
Customer deposits	27,122	1.4	2.7	27,122	2.2	4.4
Central banks and credit institutions	5,586	(6.6)	(5.5)	5,586	6.6	8.8
Marketable debt securities	11,076	3.5	4.8	11,076	11.5	13.9
Other financial liabilities	6,417	72.0	74.2	6,417	64.7	68.2
Other liabilities accounts	1,025	(3.3)	(2.1)	1,025	13.7	16.1
Total liabilities	51,226	6.2	7.5	51,226	10.2	12.5
Total equity	4,977	(6.0)	(4.9)	4,977	8.6	10.9

Memorandum items: Gross loans and advances to customers (2)	41,182	0.9	2.2	41,182	4.5	6.8
Customer funds	35,215	3.1	4.3	35,215	3.2	5.4
Customer deposits (3)	26,964	1.1	2.3	26,964	1.8	3.9
Mutual funds	8,251	10.3	11.6	8,251	8.1	10.3
Ratios (%) and operating means
Underlying RoTE	18.75	2.41		17.63	(0.56)
Efficiency ratio	41.0	(1.6)		41.8	0.3
NPL ratio	4.52	(0.15)		4.52	(0.34)
NPL coverage	59.1	(0.6)		59.1	(0.9)
Number of employees	11,797	(0.8)		11,797	(1.9)
Number of branches	380	—		380	(9.5)

(1) Includes exchange differences.

(2) Excluding reverse repos.

(3) Excluding repos.

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Financial information by segments

Argentina
EUR million

		/ Q1’19			/ H1'18
Underlying income statement	Q2’19%		% excl. FX	H1'19%		% excl. FX
Net interest income	298	39.6	43.8	511	14.2	113.4
Net fee income	125	8.1	11.8	241	(8.4)	71.3
Gains (losses) on financial transactions (1)	14	(61.9)	(59.5)	52	(44.8)	3.3
Other operating income	(47)	34.1	38.2	(83)	—	—
Total income	389	17.7	21.5	720	(10.7)	66.9
Administrative expenses and amortisations	(229)	13.0	16.7	(431)	1.1	89.0
Net operating income	161	25.1	29.0	289	(24.0)	42.1
Net loan-loss provisions	(70)	(2.9)	0.5	(143)	14.7	114.5
Other gains (losses) and provisions	3	—	—	(19)	(66.4)	(37.1)
Profit before tax	94	178.5	185.1	127	(35.9)	19.7
Tax on profit	(30)	31.7	35.7	(54)	(12.3)	64.0
Profit from continuing operations	63	502.8	515.0	74	(46.5)	0.1
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	63	502.8	515.0	74	(46.5)	0.1
Non-controlling interests	(0)	84.1	89.1	(0)	(60.1)	(25.4)
Underlying attributable profit to the parent	63	508.4	520.8	73	(46.4)	0.3

Balance sheet
Loans and advances to customers	5,755	(5.2)	(6.0)	5,755	(23.8)	9.8
Cash, central banks and credit institutions	5,198	7.9	7.1	5,198	42.5	105.3
Debt instruments	917	114.3	112.7	917	(2.6)	40.4
Other financial assets	125	10.2	9.4	125	411.2	636.6
Other asset accounts	909	12.1	11.3	909	58.5	128.4
Total assets	12,903	5.4	4.6	12,903	1.3	46.0
Customer deposits	9,384	6.4	5.6	9,384	0.5	44.8
Central banks and credit institutions	992	2.9	2.2	992	(0.5)	43.4
Marketable debt securities	257	4.2	3.5	257	(52.1)	(31.0)
Other financial liabilities	762	(10.6)	(11.3)	762	(6.9)	34.1
Other liabilities accounts	415	4.9	4.1	415	74.5	151.5
Total liabilities	11,809	4.7	4.0	11,809	(1.0)	42.7
Total equity	1,094	12.9	12.0	1,094	35.4	95.1

Memorandum items: Gross loans and advances to customers (2)	5,858	(0.8)	(1.6)	5,858	(21.0)	13.8
Customer funds	11,030	6.2	5.4	11,030	(2.6)	40.3
Customer deposits (3)	9,384	6.4	5.6	9,384	0.5	44.8
Mutual funds	1,646	5.0	4.2	1,646	(17.2)	19.3
Ratios (%) and operating means
Underlying RoTE	27.09	22.01		16.95	(13.90)
Efficiency ratio	58.7	(2.4)		59.8	7.0
NPL ratio	3.79	0.29		3.79	1.39
NPL coverage	126.4	7.8		126.4	4.9
Number of employees	9,183	(0.9)		9,183	(0.4)
Number of branches	469	0.2		469	(2.7)

(1) Includes exchange differences.

(2) Excluding reverse repos.

(3) Excluding repos.

66	January – June 2019

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Financial information by segments

Other South America

EUR million

		/ Q1’19			/ H1'18
Underlying income statement	Q2’19%		% w/o FX	H1'19%		% w/o FX
Net interest income	108	(1.3)	2.4	217	(0.4)	4.5
Net fee income	32	10.8	14.8	60	3.2	9.2
Gains (losses) on financial transactions (1)	12	14.3	17.2	22	0.9	5.6
Other operating income	(2)	4.2	8.8	(5)	22.3	32.6
Total income	149	2.0	5.8	295	0.2	5.2
Administrative expenses and amortisations	(64)	1.1	5.0	(127)	(6.1)	(1.3)
Net operating income	85	2.7	6.4	168	5.4	10.7
Net loan-loss provisions	(20)	9.5	13.5	(38)	45.4	59.1
Other gains (losses) and provisions	(1)	(31.2)	(27.0)	(3)	(40.6)	(37.5)
Profit before tax	64	1.7	5.2	128	(1.0)	3.1
Tax on profit	(17)	1.9	5.2	(33)	(23.2)	(21.6)
Profit from continuing operations	48	1.6	5.2	95	10.1	15.9
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	48	1.6	5.2	95	10.1	15.9
Non-controlling interests	(0)	(2.5)	(3.7)	(1)	30.3	24.4
Underlying attributable profit to the parent	47	1.6	5.3	94	10.0	15.8

Balance sheet
Loans and advances to customers	5,939	1.4	4.8	5,939	37.2	44.6
Cash, central banks and credit institutions	2,395	5.4	10.7	2,395	2.8	9.2
Debt instruments	601	(18.3)	(14.3)	601	(12.4)	(4.9)
Other financial assets	10	9.9	12.7	10	5.2	12.2
Other asset accounts	193	6.9	11.7	193	(18.9)	(15.2)
Total assets	9,137	0.9	4.9	9,137	20.4	27.5
Customer deposits	5,535	(2.5)	2.3	5,535	7.5	15.1
Central banks and credit institutions	2,386	8.8	10.3	2,386	90.6	94.6
Marketable debt securities	67	12.5	12.9	67	30.8	28.2
Other financial liabilities	46	(3.9)	0.7	46	23.8	34.5
Other liabilities accounts	260	17.0	22.6	260	9.1	15.9
Total liabilities	8,293	1.2	5.2	8,293	23.3	30.7
Total equity	844	(1.8)	2.4	844	(2.7)	2.5

Memorandum items: Gross loans and advances to customers (2)	6,079	1.3	4.8	6,079	36.1	43.4
Customer funds	5,567	(2.4)	2.4	5,567	7.6	15.1
Customer deposits (3)	5,535	(2.5)	2.3	5,535	7.5	15.1
Mutual funds	32	(1.5)	5.0	32	10.4	20.9
Resources
Number of employees	2,060	1.9		2,060	(1.0)

(1) Includes exchange differences.

(2) Excluding reverse repos.

(3) Excluding repos.

January – June 2019	67

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Financial information by segments

SANTANDER GLOBAL PLATFORM
EUR million

Underlying income statement	Q2'19	Q1'19%		H1'19	H1'18%
Net interest income	23	22	5.3	46	38	19.4
Net fee income	1	2	(52.0)	2	2	(0.4)
Gains (losses) on financial transactions (1)	(0)	(1)	(67.6)	(2)	0	—
Other operating income	(4)	(4)	(4.4)	(7)	(7)	6.8
Total income	20	19	7.6	39	34	14.5
Administrative expenses and amortisations	(67)	(41)	62.4	(108)	(62)	75.0
Net operating income	(47)	(22)	108.3	(69)	(28)	149.2
Net loan-loss provisions	(0)	(0)	114.6	(0)	0	—
Other gains (losses) and provisions	(0)	(1)	(56.8)	(1)	(1)	(21.1)
Profit before tax	(47)	(23)	103.8	(70)	(29)	145.0
Tax on profit	7	12	(41.9)	19	6	216.8
Profit from continuing operations	(40)	(11)	266.6	(51)	(23)	125.6
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	(40)	(11)	266.6	(51)	(23)	125.6
Non-controlling interests	—	—	—	—	—	—
Underlying attributable profit to the parent	(40)	(11)	266.6	(51)	(23)	125.6

Balance sheet
Loans and advances to customers	515	417	23.5	515	193	166.8
Cash, central banks and credit institutions	8,938	8,673	3.1	8,938	7,567	18.1
Debt instruments	—	—	—	—	—	—
Other financial assets	147	152	(3.0)	147	139	5.7
Other asset accounts	132	129	2.6	132	91	45.7
Total assets	9,732	9,370	3.9	9,732	7,990	21.8
Customer deposits	9,106	8,804	3.4	9,106	7,477	21.8
Central banks and credit institutions	130	75	73.2	130	83	57.6
Marketable debt securities	—	—	—	—	—	—
Other financial liabilities	67	41	65.0	67	45	48.0
Other liabilities accounts	81	60	34.1	81	131	(38.0)
Total liabilities	9,384	8,980	4.5	9,384	7,736	21.3
Total equity	348	390	(10.9)	348	254	36.8

Memorandum items: Gross loans and advances to customers (2)	518	420	23.4	518	196	164.4
Customer funds	9,500	9,183	3.5	9,500	8,082	17.5
Customer deposits (3)	9,106	8,804	3.4	9,106	7,477	21.8
Mutual funds	394	379	3.9	394	605	(34.9)
Resources
Number of employees	597	545	9.5	597	427	39.8

(1) Includes exchange differences.

(2) Excluding reverse repos.

(3) Excluding repos.

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Financial information by segments

CORPORATE CENTRE
EUR million

Underlying income statement	Q2'19	Q1'19%		H1'19	H1'18%
Net interest income	(304)	(296)	2.9	(600)	(477)	25.8
Net fee income	(13)	(14)	(6.1)	(27)	(17)	53.8
Gains (losses) on financial transactions (1)	(92)	(79)	15.7	(171)	5	—
Other operating income	(14)	(11)	31.8	(25)	(5)	422.9
Total income	(423)	(399)	5.9	(822)	(494)	66.4
Administrative expenses and amortisations	(96)	(97)	(1.5)	(193)	(212)	(9.1)
Net operating income	(519)	(497)	4.4	(1,015)	(706)	43.7
Net loan-loss provisions	(5)	(8)	(38.8)	(13)	(67)	(81.1)
Other gains (losses) and provisions	(72)	(55)	31.4	(127)	(93)	36.5
Profit before tax	(595)	(559)	6.5	(1,155)	(866)	33.3
Tax on profit	3	33	(90.1)	36	(18)	—
Profit from continuing operations	(592)	(526)	12.5	(1,118)	(884)	26.5
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	(592)	(526)	12.5	(1,118)	(884)	26.5
Non-controlling interests	1	10	(94.1)	10	0	—
Underlying attributable profit to the parent	(592)	(517)	14.5	(1,108)	(884)	25.4

Balance sheet
Loans and advances to customers	6,231	6,138	1.5	6,231	7,012	(11.1)
Cash, central banks and credit institutions	31,895	26,755	19.2	31,895	39,060	(18.3)
Debt instruments	952	954	(0.2)	952	351	171.4
Other financial assets	2,446	2,207	10.9	2,446	2,240	9.2
Other asset accounts	132,086	132,551	(0.4)	132,086	120,821	9.3
Total assets	173,610	168,605	3.0	173,610	169,484	2.4
Customer deposits	953	163	485.9	953	231	311.9
Central banks and credit institutions	14,650	16,920	(13.4)	14,650	29,012	(49.5)
Marketable debt securities	51,326	43,441	18.2	51,326	40,421	27.0
Other financial liabilities	2,617	2,321	12.8	2,617	1,622	61.3
Other liabilities accounts	9,743	8,356	16.6	9,743	7,763	25.5
Total liabilities	79,290	71,201	11.4	79,290	79,050	0.3
Total equity	94,320	97,404	(3.2)	94,320	90,433	4.3

Memorandum items: Gross loans and advances to customers (2)	6,331	6,414	(1.3)	6,331	7,134	(11.3)
Customer funds	964	176	449.3	964	238	304.7
Customer deposits (3)	953	163	485.9	953	231	311.9
Mutual funds	11	13	(15.8)	11	7	59.2
Resources
Number of employees	1,644	1,757	(6.4)	1,644	1,746	(5.8)

(1) Includes exchange differences.

(2) Excluding reverse repos.

(3) Excluding repos.

January – June 2019	69

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Financial information by segments

RETAIL BANKING
EUR million

		/ Q1’19			/ H1'18
Underlying income statement	Q2'19%		% excl. FX	H1'19%		% excl. FX
Net interest income	8,390	2.8	3.5	16,553	3.6	4.8
Net fee income	2,269	(2.0)	(0.9)	4,583	1.8	5.2
Gains (losses) on financial transactions (1)	180	91.8	89.3	273	(9.9)	(8.1)
Other operating income	42	(44.8)	(48.8)	118	(53.0)	(56.4)
Total income	10,881	2.2	2.9	21,528	2.4	3.9
Administrative expenses and amortisations	(4,882)	1.1	1.7	(9,712)	(0.2)	1.5
Net operating income	5,999	3.1	4.0	11,816	4.5	5.9
Net loan-loss provisions	(2,090)	(3.3)	(2.6)	(4,251)	3.6	4.7
Other gains (losses) and provisions	(397)	1.3	2.4	(789)	2.8	7.6
Profit before tax	3,512	7.6	8.5	6,776	5.4	6.5
Tax on profit	(1,073)	(1.9)	(0.6)	(2,166)	3.6	5.4
Profit from continuing operations	2,439	12.4	13.1	4,610	6.2	7.1
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	2,439	12.4	13.1	4,610	6.2	7.1
Non-controlling interests	(386)	5.1	5.4	(754)	13.6	12.7
Underlying attributable profit to the parent	2,053	13.9	14.7	3,856	4.9	6.0

(1) Includes exchange differences.

CORPORATE & INVESTMENT BANKING
EUR million

		/ Q1’19			/ H1'18
Underlying income statement	Q2'19%		% excl. FX	H1'19%		% excl. FX
Net interest income	701	7.3	8.0	1,354	18.6	22.5
Net fee income	377	6.8	7.6	730	(10.9)	(9.3)
Gains (losses) on financial transactions (1)	113	(51.0)	(49.4)	343	(31.6)	(26.6)
Other operating income	123	115.7	115.7	180	80.5	83.4
Total income	1,313	1.6	2.5	2,606	1.8	5.3
Administrative expenses and amortisations	(559)	(0.1)	0.3	(1,119)	7.8	9.1
Net operating income	754	2.9	4.2	1,488	(2.3)	2.6
Net loan-loss provisions	(46)	379.0	375.1	(55)	(56.2)	(55.7)
Other gains (losses) and provisions	(16)	(25.5)	(25.1)	(36)	(1.8)	(1.8)
Profit before tax	693	(1.4)	(0.1)	1,396	2.6	8.4
Tax on profit	(212)	2.0	3.5	(420)	(0.6)	5.4
Profit from continuing operations	481	(2.8)	(1.5)	976	4.1	9.7
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	481	(2.8)	(1.5)	976	4.1	9.7
Non-controlling interests	(47)	15.5	16.9	(87)	9.2	11.3
Underlying attributable profit to the parent	434	(4.4)	(3.2)	889	3.6	9.5

(1) Includes exchange differences.

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Financial information by segments

WEALTH MANAGEMENT & INSURANCE
EUR million

		/ Q1’19			/ H1'18
Underlying income statement	Q2'19%		% excl. FX	H1'19%		% excl. FX
Net interest income	144	3.1	3.4	283	10.6	10.7
Net fee income	298	8.1	8.5	574	(1.5)	(0.8)
Gains (losses) on financial transactions (1)	34	(0.0)	0.5	67	51.1	53.4
Other operating income	84	9.8	10.7	160	8.2	10.2
Total income	560	6.5	6.9	1,085	5.2	5.9
Administrative expenses and amortisations	(226)	(1.7)	(1.7)	(455)	2.8	2.3
Net operating income	334	12.9	13.7	630	6.9	8.7
Net loan-loss provisions	(0)	—	—	7	—	—
Other gains (losses) and provisions	(1)	(55.6)	(54.7)	(4)	(7.2)	(8.0)
Profit before tax	332	10.9	11.6	632	8.2	10.1
Tax on profit	(79)	11.9	12.7	(149)	10.7	12.6
Profit from continuing operations	254	10.5	11.3	483	7.4	9.3
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	254	10.5	11.3	483	7.4	9.3
Non-controlling interests	(13)	9.5	11.6	(24)	(6.3)	(3.1)
Underlying attributable profit to the parent	241	10.6	11.3	459	8.3	10.1

(1) Includes exchange differences.

January – June 2019	71

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Alternative performance measures

ALTERNATIVE PERFORMANCE MEASURES (APM)

In addition to the financial information prepared under IFRS, this consolidated directors’ report contains financial measures that constitute alternative performance measures (‘APMs’) to comply with the guidelines on alternative performance measures issued by the European Securities and Markets Authority on October 5, 2015 and non-IFRS measures.

The financial measures contained in this consolidated directors’ report that qualify as APMs and non-IFRS measures have been calculated using the financial information from Santander but are not defined or detailed in the applicable financial information framework or under IFRS and have neither been audited nor reviewed by our auditors.

We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS financial measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period. While we believe that these APMs and non-IFRS financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute of IFRS measures. In addition, other companies, including companies in our industry, may calculate such measures differently, which reduces their usefulness as comparative measures.

The APMs and non-IFRS measures we use in this document can be categorised as follows:

Underlying results

In addition to IFRS results measures, we present some results measures which are non-IFRS measures and which we refer to as underlying measures. These underlying measures allow in our view a better year-on-year comparability as they exclude items outside the ordinary course performance of our business which are grouped in the non-IFRS line management adjustments and are further detailed on page 12 of this report.

In addition, the results by business areas in the 'Geographic businesses' section are presented only on an underlying basis in accordance with IFRS 8, and reconciled on an aggregate basis to our IFRS consolidated results to the consolidated financial statements.

Reconciliation of underlying results to statutory results

EUR million

	First half 2019
	Underlying results	Adjustments	Statutory results
Net interest income	17,636	—	17,636
Net fee income	5,863	—	5,863
Gains (losses) on financial transactions (1)	511	—	511
Other operating income	426	—	426
Total income	24,436	—	24,436
Administrative expenses and amortisations	(11,587)	—	(11,587)
Net operating income	12,849	—	12,849
Net loan-loss provisions	(4,313)	—	(4,313)
Other gains (losses) and provisions	(957)	(1,048)	(2,005)
Profit before tax	7,579	(1,048)	6,531
Tax on profit	(2,679)	230	(2,449)
Profit from continuing operations	4,900	(818)	4,082
Net profit from discontinued operations	—	—	—
Consolidated profit	4,900	(818)	4,082
Non-controlling interests	(855)	4	(851)
Attributable profit to the parent	4,045	(814)	3,231

(1) Includes exchange differences.

Explanation of adjustments:

Net capital gains from the sale of our stake in Prisma of EUR 150 million, net capital losses of EUR 180 million for the sale of real estate assets, restructuring costs in the United Kingdom, Poland and Spain for a net impact of EUR 704 million and PPI provisions for a net amount of EUR 80 million.

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Glossary

Reconciliation of underlying results to statutory results

EUR million

	First half 2018
	Underlying results	Adjustments	Statutory results
Net interest income	16,931	—	16,931
Net fee income	5,889	—	5,889
Gains (losses) on financial transactions (1)	854	—	854
Other operating income	488	—	488
Total income	24,162	—	24,162
Administrative expenses and amortisations	(11,482)	—	(11,482)
Net operating income	12,680	—	12,680
Net loan-loss provisions	(4,297)	—	(4,297)
Other gains (losses) and provisions	(903)	(581)	(1,484)
Profit before tax	7,480	(581)	6,899
Tax on profit	(2,659)	281	(2,378)
Profit from continuing operations	4,821	(300)	4,521
Net profit from discontinued operations	—	—	—
Consolidated profit	4,821	(300)	4,521
Non-controlling interests	(769)	—	(769)
Attributable profit to the parent	4,052	(300)	3,752

(1) Includes exchange differences.

Explanation of adjustments:

Restructuring costs: The net impact of EUR -300 million on profit relates to restructuring costs in connection with the integration of Grupo Banco Popular, as follows EUR -280 million in Spain, EUR -40 million in Corporate Centre and EUR 20 million in Portugal.

Profitability and efficiency ratios

The purpose of the profitability and efficiency ratios is to measure the ratio of profit to capital, to tangible capital, to assets and to risk weighted assets, while the efficiency ratio measures how much general administrative expenses (personnel and other) and amortisation costs are needed to generate revenue.

Ratio	Formula	Relevance of the metric

RoE	Attributable profit to the parent	This ratio measures the return that shareholders obtain on the funds invested in the entity and as such measures the company's ability to pay shareholders.
(Return on equity)	Average stockholders’ equity (1) (excl. minority interests)

RoTE	Attributable profit to the parent

This is a very common indicator, used to evaluate the profitability of the company as a percentage of its tangible equity. It's measured as the return that shareholders receive as a percentage of the funds invested in the entity less intangible assets.

(Return on tangible equity)	Average stockholders' equity (1) (excl. minority interests) - intangible assets

Underlying RoTE	Attributable profit to the parent	This indicator measures the profitability of the tangible equity of a company arising from ordinary activities, i.e. excluding results from non-recurring operations.
Average stockholders' equity(1) (excl. minority interests) - intangible assets

RoA	Consolidated profit

This metric, commonly used by analysts, measures the profitability of a company as a percentage of its total assets. It is an indicator that reflects the efficiency of the company's total funds in generating profit over a given period.

(Return on assets)	Average total assets

RoRWA	Consolidated profit	The return adjusted for risk is an derivative of the RoA metric. The difference is that RoRWA measures profit in relation to the bank's risk weighted assets.
(Return on risk weighted assets)	Average risk weighted assets

Underlying RoRWA	Underlying consolidated profit	This relates the underlying profit (excluding non-recurring results) to the bank's risk weighted assets.
Average risk weighted assets

Efficiency ratio	Operating expenses (2)	One of the most commonly used indicators when comparing productivity of different financial entities. It measures the amount of funds used to generate the bank's total income.
Total income

(1) Stockholders’ equity = Capital and Reserves + Accumulated other comprehensive income + Attributable profit to the parent + Dividends.

(2) Operating expenses = Administrative expenses + amortisations.

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Alternative performance measures

Profitability and efficiency (1) (2) (3) (4)	Q2'19	Q1'19	H1'19	H1'18
RoE	7.79%	7.85%	7.41%	8.24%
Attributable profit to the parent	7,681	7,684	7,276	7,804
Average stockholders' equity (excluding minority interests)	98,659	97,886	98,191	94,662
RoTE	11.02%	11.15%	10.51%	11.79%
Attributable profit to the parent	7,681	7,684	7,276	7,804
Average stockholders' equity (excluding minority interests)	98,659	97,886	98,191	94,662
(-) Average intangible assets	28,965	28,978	28,952	28,472
Average stockholders' equity (excl. minority interests) - intangible assets	69,694	68,908	69,239	66,190
Underlying RoTE	12.03%	11.31%	11.68%	12.24%
Attributable profit to the parent	7,681	7,684	7,276	7,804
(-) Management adjustments	(706)	(108)	(814)	(300)
Underlying attributable profit to the parent	8,388	7,792	8,090	8,104
Average stockholders' equity (excl. minority interests) - intangible assets	69,694	68,908	69,239	66,190
RoA	0.63%	0.63%	0.60%	0.65%
Consolidated profit	9,464	9,318	8,981	9,342
Average total assets	1,500,703	1,488,505	1,492,954	1,438,444
RoRWA	1.56%	1.54%	1.48%	1.55%
Consolidated profit	9,464	9,318	8,986	9,342
Average risk weighted assets	608,697	603,340	605,979	603,424
Underlying RoRWA	1.67%	1.56%	1.62%	1.60%
Consolidated profit	9,464	9,318	8,986	9,342
(-) Management adjustments	(701)	(113)	(814)	(300)
Underlying consolidated profit	10,169	9,431	9,800	9,642
Average risk weighted assets	608,697	603,340	605,979	603,424
Efficiency ratio	47.2%	47.6%	47.4%	47.5%
Underlying operating expenses	5,829	5,758	11,587	11,482
Operating expenses	5,829	5,758	11,587	11,482
Management adjustments impact in operating expenses	—	—	—	—
Underlying total income	12,351	12,085	24,436	24,162
Total income	12,351	12,085	24,436	24,162
Management adjustments impact in total income	—	—	—	—

(1)

Averages included in the RoE, RoTE, RoA and RoRWA denominators are calculated using 4 months' worth of data in the case of quarterly figures (from March to June in Q2 and December to March in Q1) and 7 months in the case of H1 data (from December to June).

(2)

For periods less than one year, and if there are results in the net capital gains and provisions line, the profit used to calculate RoE and RoTE is the annualised underlying attributable profit to which said results are added without annualising.

(3)

For periods less than one year, and if there are results in the net capital gains and provisions line, the profit used to calculate RoA and RoRWA is the annualised underlying consolidated profit, to which said results are added without annualising.

(4)	The risk weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation).

Efficiency ratio

	H1'19			H1'18
	%	Total income	Operating expenses	%	Total income	Operating expenses
Europe	53.7	10,413	5,591	53.8	10,524	5,666
Spain	55.2	3,706	2,044	58.9	3,746	2,205
Santander Consumer Finance	44.6	2,321	1,035	44.9	2,266	1,018
United Kingdom	60.4	2,388	1,442	55.6	2,590	1,440
Portugal	43.8	712	312	47.2	688	324
Poland	42.8	817	349	43.4	731	317
North America	42.1	5,672	2,386	44.1	4,947	2,181
US	42.3	3,734	1,581	45.4	3,248	1,475
Mexico	41.6	1,938	806	41.6	1,699	706
South America	36.2	9,134	3,309	36.7	9,151	3,361
Brazil	32.4	6,864	2,227	33.5	6,768	2,269
Chile	41.8	1,255	524	41.5	1,282	531
Argentina	59.8	720	431	52.8	807	426

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Glossary

Underlying RoTE

	H1'19			H1'18
	%	Underlying attributable profit to the parent	Average stockholders' equity (excl. minority interests) - intangible assets	%	Underlying attributable profit to the parent	Average stockholders' equity (excl. minority interests) - intangible assets
Europe	9.72	4,707	48,442	10.48	4,844	46,225
Spain	9.31	1,388	14,915	8.65	1,322	15,288
Santander Consumer Finance	15.36	1,316	8,565	17.00	1,335	7,851
United Kingdom	7.81	1,164	14,901	9.93	1,330	13,390
Portugal	12.54	520	4,150	11.56	459	3,967
Poland	9.61	300	3,119	10.93	309	2,831
North America	9.54	1,779	18,637	8.26	1,381	16,713
US	6.38	930	14,578	5.11	667	13,054
Mexico	20.47	849	4,145	19.87	713	3,589
South America	20.76	3,922	18,894	19.81	3,693	18,643
Brazil	21.65	2,965	13,696	19.89	2,634	13,247
Chile	17.63	623	3,532	18.19	615	3,379
Argentina	16.95	146	863	30.86	273	884

Credit risk indicators

The credit risk indicators measure the quality of the credit portfolio and the percentage of non-performing loans covered by provisions.

Ratio	Formula	Relevance of the metric

NPL ratio	Non-performing loans and advances to customers, customer guarantees and customer commitments granted

The NPL ratio is an important variable regarding financial institutions' activity since it gives an indication of the level of risk the entities are exposed to. It calculates risks that are, in accounting terms, declared to be non-performing as a percentage of the total outstanding amount of customer credit and contingent liabilities.

(Non-performing loans)	Total Risk (1)

Coverage ratio	Provisions to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted

The coverage ratio is a fundamental metric in the financial sector. It reflects the level of provisions as a percentage of the non-performing assets (credit risk). Therefore it is a good indicator of the entity's solvency against client defaults both present and future.

Non-performing loans and advances to customers, customer guarantees and customer commitments granted

Cost of Credit	Allowances for loan-loss provisions over the last 12 months	This ratio quantifies loan-loss provisions arising from credit risk over a defined period of time for a given loan portfolio. As such, it acts as an indicator of credit quality.
Average loans and advances to customers over the last 12 months

(1) Total risk = Total loans and advances and guarantees to customers (performing and non-performing) + non-performing contingent liabilities.

Credit risk	Jun-19	Mar-19	Jun-19	Jun-18
NPL ratio	3.51%	3.62%	3.51%	3.92%
Non-performing loans and advances to customers customer guarantees and customer commitments granted	34,421	35,590	34,421	36,654
Total risk	980,885	983,790	980,885	934,388
Coverage ratio	68%	68%	68%	69%
Provisions to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	23,432	24,129	23,432	25,148
Non-performing loans and advances to customers customer guarantees and customer commitments granted	34,421	35,590	34,421	36,654
Cost of credit	0.98%	0.97%	0.98%	0.99%
Allowances for loan-loss provisions over the last 12 months	8,889	8,762	8,889	8,729
Average loans and advances to customers over the last 12 months	910,753	899,201	910,753	880,329

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Alternative performance measures

NPL ratio

	Jun-19			Jun-18
	%	Non- performing loans and advances to customers customer guarantees and customer commitments granted	Total risk	%	Non- performing loans and advances to customers customer guarantees and customer commitments granted	Total risk
Europe	3.48	24,156	694,083	3.97	27,042	681,565
Spain	7.02	15,619	222,449	7.62	17,778	233,356
Santander Consumer Finance	2.24	2,263	100,974	2.44	2,307	94,473
United Kingdom	1.13	2,863	253,953	1.13	2,842	252,124
Portugal	5.00	1,916	38,362	7.55	2,938	38,907
Poland	4.21	1,353	32,129	4.58	1,129	24,631
North America	2.29	3,120	136,013	2.82	3,183	112,858
US	2.32	2,317	99,660	2.91	2,375	81,551
Mexico	2.21	803	36,353	2.58	808	31,307
South America	4.81	6,909	143,638	4.82	6,399	132,635
Brazil	5.27	4,571	86,736	5.26	4,093	77,797
Chile	4.52	1,969	43,537	4.86	2,024	41,659
Argentina	3.79	231	6,102	2.40	188	7,853

Coverage ratio

	Jun-19			Jun-18
	%	Provisions to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	Non- performing loans and advances to customers customer guarantees and customer commitments granted	%	Provisions to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	Non- performing loans and advances to customers customer guarantees and customer commitments granted
Europe	49.9	12,047	24,156	52.9	14,318	27,042
Spain	42.9	6,699	15,619	47.5	8,450	17,778
Santander Consumer Finance	105.9	2,397	2,263	107.7	2,484	2,307
United Kingdom	31.9	914	2,863	33.8	962	2,842
Portugal	52.9	1,015	1,916	52.7	1,550	2,938
Poland	69.7	942	1,353	72.1	815	1,129
North America	150.3	4,689	3,120	146.5	4,665	3,183
US	158.4	3,670	2,317	156.9	3,727	2,375
Mexico	126.9	1,019	803	116.1	938	808
South America	93.0	6,429	6,909	94.4	6,039	6,399
Brazil	105.5	4,821	4,571	108.7	4,449	4,093
Chile	59.1	1,165	1,969	60.0	1,215	2,024
Argentina	126.4	292	231	121.5	229	188

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Glossary

Other indicators

The market capitalisation indicator provides information on the volume of tangible equity per share. The loan-to-deposit ratio (LTD) identifies the relationship between net customer loans and advances and customer deposits, assessing the proportion of loans and advances granted by the Group that are funded by customer deposits.

The Group also uses gross customer loan magnitudes excluding reverse repurchase agreements (repos) and customer deposits excluding repos. In order to analyse the evolution of the traditional commercial banking business of granting loans and capturing deposits, repos and reverse repos are excluded, as they are mainly treasury business products and highly volatile.

Ratio	Formula	Relevance of the metric

TNAV per share	Tangible book value (1)

This is a very commonly used ratio used to measure the company's accounting value per share having deducted the intangible assets. It is useful in evaluating the amount each shareholder would receive if the company were to enter into liquidation and had to sell all the company's tangible assets.

(Tangible equity net asset value per share)	Number of shares excluding treasury stock

Price / tangible book	Share price

Is one of the most commonly used ratios by market participants for the valuation of listed companies both in absolute terms and relative to other entities. This ratio measures the relationship between the price paid for a company and its accounting equity value.

value per share (X)	TNAV per share

LTD ratio	Net loans and advances to customers	This is an indicator of the bank's liquidity. It measures the total (net) loans and advances to customers as a percentage of customer funds.
(Loan-to-deposit)	Customer deposits

Loans and advances (excl. reverse repos)	Gross loans and advances to customers excluding reverse repos	In order to aid analysis of the commercial banking activity, reverse repos are excluded as they are highly volatile treasury products.

Deposits (excl. repos)	Customer deposits excluding repos	In order to aid analysis of the commercial banking activity, repos are excluded as they are highly volatile treasury products.

PAT + After tax fees paid to SAN (in Wealth Management & Insurance)	Net profit + fees paid from Santander Asset Management to Santander, net of taxes, excluding Private Banking customers	Metric to assess Wealth Management & Insurance's total contribution to Grupo Santander profit.

(1) Tangible book value = Stockholders' equity - intangible assets

Others	Jun-19	Mar-19	Jun-19	Jun-18
TNAV (tangible book value) per share	4.30	4.30	4.30	4.10
Tangible book value	69,835	69,731	69,835	66,157
Number of shares excl. treasury stock (million)	16,233	16,235	16,233	16,125
Price / Tangible book value per share (X)	0.95	0.96	0.95	1.12
Share price (euros)	4.08	4.14	4.08	4.59
TNAV (tangible book value) per share	4.30	4.30	4.30	4.10
Loan-to-deposit ratio	111%	113%	111%	111%
Net loans and advances to customers	908,235	910,195	908,235	862,092
Customer deposits	814,751	808,361	814,751	774,425
	Q2'19	Q1'19	H1'19	H1'18
PAT + After tax fees paid to SAN (in WM&I) (Constant EUR million)	628	599	1,227	1,136
Profit after tax	254	229	483	442
Net fee income net of tax	374	370	744	694

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Alternative performance measures

Local currency measures

We make use of certain financial measures in local currency to help in the assessment of our ongoing operating performance. These non-IFRS financial measures include the results of operations of our subsidiary banks located outside the Eurozone, excluding the impact of foreign exchange. Because changes in foreign currency exchange rates do not have an operating impact on the results, we believe that evaluating their performance on a local currency basis provides an additional and meaningful assessment of performance to both management and the company’s investors.

The Group presents, at both the Group level as well as the business unit level, the real changes in the income statement as well as the changes excluding the exchange rate effect, as it considers the latter facilitates analysis, since it enables businesses movements to be identified without taking into account the impact of converting each local currency into euros.

Said variations, excluding the impact of exchange rate movements, are calculated by converting P&L lines for the different business units comprising the Group into our presentation currency, the euro, applying the average exchange rate for the first half of 2019 to all periods contemplated in the analysis.

The Group presents, at both the Group level as well as the business unit level, the changes in euros in the balance sheet as well as the changes excluding the exchange rate effect for loans and advances to customers excluding reverse repos and customer funds (which comprise deposits and mutual funds) excluding repos. As with the income statement, the reason is to facilitate analysis by isolating the changes in the balance sheet that are not caused by converting each local currency into euros.

These changes excluding the impact of exchange rate movements are calculated by converting loans and advances to customers excluding reverse repos and customer funds excluding repos, into our presentation currency, the euro, applying the closing exchange rate on the last working day of the first half of 2019 to all periods contemplated in the analysis.

The average and period-end exchange rates for the main currencies in which the Group operates are set out in the table below.

Exchange rates: 1 euro / currency parity

	Average (Income statement)		Period-end (balance sheet)
	H1'19	H1'18	Jun-19	Mar-19	Jun-18
US dollar	1.130	1.210	1.138	1.124	1.166
Pound sterling	0.873	0.880	0.897	0.858	0.886
Brazilian real	4.341	4.134	4.351	4.387	4.488
Mexican peso	21.647	23.073	21.820	21.691	22.882
Chilean peso	762.804	740.383	773.897	764.435	757.828
Argentine peso	46.643	25.832	48.291	48.659	33.517
Polish zloty	4.292	4.220	4.250	4.301	4.373

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Glossary

GLOSSARY

•Active customer: Those customers who comply with balance, income and/or transactionality demanded minima defined according to the business area

•ALCO: Assets and Liabilities Committee

•APM: Alternative Performance Measures

•Banco Popular/Popular: Banco Popular Español, S.A., a bank whose share capital was acquired by Banco Santander, S.A. on June 7, 2017 and was merged into Santander in September 2018

•bps: basis points

•CAGR: Compound annual growth rate

•CEO: Chief Executive Officer

•CET1: Core equity tier 1

•CFO: Chief Financial Officer

•CNMV: Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores)

•Digital customers: Every consumer of a commercial bank’s services who has logged on to their personal online banking and/or mobile banking in the last 30 days

•ECB: European Central Bank

•EIB: European Investment Bank

•ESG: Environmental, Social and Governance

•EPS: Earnings Per Share

•ESMA: European Securities and Markets Authority

•Fed: Federal Reserve

•FX: Foreign Exchange

•GDP: Gross Domestic Product

•GRI: Global Reporting Initiative

•IFRS 9: International Financial Reporting Standard 9, regarding financial instruments

•IFRS 16: International Financial Reporting Standard 16, regarding leases

•IT&O: Information technology and operations

•LCR: Liquidity Coverage Ratio

•Loyal customers: Active customers who receive most of their financial services from the Group according to the commercial segment that they belong to. Various engaged customer levels have been defined taking profitability into account.

•NPLs: Non-performing loans

•P/E ratio: Price / earnings per share ratio

•pp: percentage points

•Repos: Repurchase agreements

•RoA: Return on assets

•RoE: Return on equity

•RoRAC: Return on risk adjusted capital

•RoRWA: Return on risk weighted assets

•RoTE: Return on tangible equity

•RWAs: Risk weighted assets

•SAM: Santander Asset Management

•SBNA: Santander Bank N.A.

•SCF: Santander Consumer Finance

•SCIB: Santander Corporate & Investment Banking

•SC USA: Santander Consumer USA

•SEC: Securities and Exchanges Commission

•SRF: Single Resolution Fund

•SGP: Santander Global Platform

•SHUSA: Santander Holdings USA, Inc.

•SMEs: Small or medium enterprises

•SPB: Santander Private Banking

•SPF: Simple, Personal and Fair

•SSM: Single Supervisory Mechanism, the system of banking supervision in Europe. It comprises the ECB and the national supervisory authorities of the participating countries

•T1: Tier 1

•TLAC: The total loss absorption capacity requirement which is required to be met under the CRD V package

•TNAV: Tangible net asset value

•TRIM: Targeted review of internal models

•UK: United Kingdom

•US: United States of America

•VaR: Value at Risk

•WM&I: Wealth Management & Insurance

January – June 2019	79

OTHER DISCLOSURES REQUIRED BY THE BANK OF SPAIN

Financing for real estate construction and development

Policies and strategies to manage risks of financing for real estate construction

The policies for managing this portfolio, which are regularly reviewed and approved by the Group's senior management, are currently focused on reducing and consolidating exposure, while also staying attuned to new, viable business opportunities.

In order to manage this credit exposure, the Santander Group creates specialised teams that work not only in the risk areas, but also as a support for the entire life cycle of the operations: commercial management, legal treatment, potential recovery, etc.

Proactive management of these risks has allowed the Group to significantly reduce its exposure, ensuring a granular, regionally-diversified portfolio in which financing for second homes represents a very small portion overall. Mortgage loans for undeveloped land account for only a reduced portion of total land mortgage exposure, as the bulk of these loans relate to developed or developable land.

Exposure to financing of completed residences has been significantly reduced through a number of actions. In tandem with existing specialised sales channels, the Group carried out campaigns supported by specific management teams. In the case of the Santander network, these teams were directly guided by the recovery area. By directly managing loans to property developers and buyers and applying buyer reduction criteria, the Bank was able to subrogate outstanding loans. Subrogating the sale price and adapting financing conditions to borrowers' needs made it possible to diversify risk to a business segment whose NPL ratio is markedly lower.

Loan approval processes are managed by specialised teams working in direct coordination with sales teams, under clearly-defined policies and criteria:

-    Property developers must have a strong creditworthiness profile and demonstrable market experience.

-    Strict criteria are applied for transaction parameters: financing for the cost of construction only, high percentage of accredited sales, financing for primary residences, etc.

-    Support is given for financing state-sponsored housing, with high percentages of accredited sales.

-    Land financing is restricted to the level needed to re-establish proper coverage for existing financing or to increase collateral.

In addition to ongoing control by the Group's risk monitoring teams, a technical unit is specialised in monitoring and controlling this portfolio in respect of progress of works, compliance with work schedules and control of sales, as well as validation and control of payments made upon work certified. To that end, Santander uses specific tools created for this purpose. All mortgage distributions, drawdowns for any reason, modification of grace periods, etc., are authorised centrally.

In the event projects in the construction phase present any type of difficulty, the Group guarantees completion of the work in order to ensure that it has finished buildings that can be sold in the market. Individual analyses are carried out for each project and the most efficient measures are adopted for each specific case (supplier payment structures that ensure completion of the works, specific drawdown calendars, etc.).

In those cases that could potentially warrant a possible restructuring of the exposure, this restructuring is analysed collaboratively between the risks area and the recovery business area. The analysis is performed before any default occurs, in order to ensure that the payment structure of each project allows for its successful completion. These operations are authorised centrally by expert teams, applying strict criteria in line with the Group's prudent risk management principles. Possible losses are recognised as soon as they are identified, classifying the positions as needed and making any provisions required before any default occurs, in line with Bank of Spain regulations.

On-balance sheet real estate assets are managed through specialised property sales companies (Altamira Santander Real Estate, S.A. and Promodomus Desarrollo de Activos, S.L.), supported by the commercial network structure. Sales are made at low prices, in response to market conditions.

Foreclosed assets (Spain)

The sale and foreclosure of real estate assets is one of the mechanisms adopted in Spain in order to efficiently manage the portfolio.

The Group views acquisitions as a more effective tool for resolving defaulted loans than recurring to legal enforcement proceedings, given the following factors:

-     Immediate availability of assets after an acquisition, compared to lengthy legal proceedings

-     Cost savings

-     Enhanced viability of companies, as acquisition provides them with an injection of liquidity

-     Reduction in the possible loss of value of loans to these customers

-     Reduction in exposure and expected loss

Disclosures required under Bank of Spain Circular 7/2010 on certain aspects of the mortgage market

a)  Assets

As required under Bank of Spain Circular 7/2010 and Circular 5/2011 of November 30 on certain aspects of the mortgage market, details are provided below of the nominal value of all mortgage loans and credits and of those that are eligible, pursuant to Royal Decree 716/2009 regulating the Spanish mortgage market, for calculating the limit for issuing mortgage covered bonds, mortgage loans and credits covering the issue of mortgage bonds, loans that have been monetised through mortgage participations or mortgage transfer certificates and uncommitted transactions corresponding to Banco Santander, S.A.

At June 30, 2019, the breakdown of mortgage loans, based on their eligibility in respect of mortgage market calculations, is as follows:

Millions of euros
Nominal value
30-06-2019

Total mortgage loans and credits (*)	100,629

Mortgage participations issued	522
Of which: On-balance sheet loans	-

Mortgage transfer certificates issued	14,536
Of which: On-balance sheet loans	14,508

Mortgage loans and credits securing financing received	-

Mortgage loans and credits backing the issue of mortgage bonds and mortgage covered bonds (**)	85,571
i) Ineligible mortgage loans and credits (***)	26,107
- That meet the eligibility requirements except for the limit established in article 5.1 of RD 716/2009	14,172
- Others	11,935
ii) Eligible mortgage loans and credits (****)	59,464
- Amounts not included in calculation (*****)	13
- Amounts included in calculation	59,451
a) Mortgage loans and credits covering issues of mortgage bonds	-
b) Mortgage loans and credits covering issues of mortgage covered bonds	59,464

(*)        Including those acquired through mortgage participations and mortgage transfer certificates, even when derecognised from the balance sheet.

(**)      Total loans less mortgage participations issued, mortgage transfer certificates issued and mortgage loans securing financing received.

(***)     As the requirements of article 3 of Royal Decree 716/2009 are not meet.

(****)    As per article 3 of Royal Decree 716/2009, without deducting the limits for calculation pursuant to article 12 of Royal Decree 716/2009.

(*****)  In line with the criteria set out under article 12 of Royal Decree 716/2009.

The nominal value of outstanding mortgage loans and credits and the nominal value of eligible loans and credits pursuant to Royal Decree 716/2009, without taking into account the calculation limits established in article 12 thereof and broken down by origin, currency, payment status, average residual maturity, interest rate, holder and type of collateral are as follows:

	Millions of euros
	30-06-2019
	Mortgage loans and credits backing the issue of mortgage bonds and mortgage covered bonds	Of which: Eligible loans (*)

Origin
Originated by the Bank	83,485	57,826
Derived from subrogations	2,086	1,638
Other	-	-
	85,571	59,464
Currency
Euros	84,466	59,399
Other currencies	1,105	65
	85,571	59,464
Payment status
Performing	75,769	57,705
Other status	9,802	1,759
	85,571	59,464
Residual maturity
Up to 10 years	28,186	16,012
10 to 20 years	31,059	25,192
20 to 30 years	22,310	17,307
Over 30 years	4,016	953
	85,571	59,464
Interest rate
Fixed interest	10,237	6,986
Variable interest	75,334	52,478
Mixed interest	-	-
	85,571	59,464
Holder
Legal entities and individual business owners	29,706	14,762
Of which: Real estate developers	3,560	252
Other individuals and non-profit institutions serving households	55,865	44,702
	85,571	59,464
Type of collateral
Finished buildings – residential	62,005	48,139
Of which: State-sponsored housing	3,653	2,694
Finished buildings – commercial	8,611	4,675
Finished buildings – other	9,953	4,985
Buildings under construction – residential	1,125	78
Of which: State-sponsored housing	40	-
Buildings under construction – commercial	63	4
Buildings under construction – other	210	3
Land – certified for development	1,882	677
Land – other	1,722	903
	85,571	59,464

(*)   As per article 3 of Royal Decree 716/2009, without deducting the limits for calculation established in article 12 of Royal Decree 716/2009

The nominal value of mortgage loans and credits eligible pursuant to Royal Decree 716/2009, without taking into account the calculation limits established in article 12 thereof and broken down by the percentage loan-to-value (LTV) are as follows:

	30-06-2019
	LTV (millions of euros)
	<=40%	>40%, <= 60%	>60%, <=80%	>80%	Total
Mortgage loans and credits eligible for issuing mortgage bonds and mortgage covered bonds (*)	24,339	21,815	13,310	-	59,464
Residential	18,423	16,484	13,310	-	48,217
Other	5,916	5,331	-	-	11,247

(*)   As per article 3 of Royal Decree 716/2009, without deducting the limits for calculation established in article 12 of Royal Decree 716/2009

Changes in the nominal value of mortgage loans and credits, both eligible and ineligible pursuant to Royal Decree 716/2009, are as follows:

	Millions of euros
	Eligible mortgage loans and credits (*)	Ineligible mortgage loans and credits (**)

Balance at December 31, 2018	59,057	24,648
Derecognitions during the period	5,518	3,659
Repaid upon maturity	94	493
Repaid early	3,271	1,619
Subrogated by other entities	-	-
Other	2,153	1,547
Additions during the period	5,925	5,118
Originated by the Bank	4,231	3,803
Subrogated from other entities	4	1
Other	1,690	1,314
Balance at June 30, 2019	59,464	26,107

(*)  As per article 3 of Royal Decree 716/2009, without deducting the limits for calculation pursuant to article 12 of Royal Decree 716/2009

(**) As the requirements of article 3 of Royal Decree 716/2009 are not meet

The breakdown of available balances of mortgage loans and credits backing the issue of mortgage bonds and mortgage covered bonds is as follows:

Millions of euros
Nominal value (*)
30-06-2019
Potentially eligible (**)	637
Ineligible	2,110

(*) Amounts committed less amounts drawn down, including those amounts only delivered to developers upon sale of the property

(**) Pursuant to article 3 of Royal Decree 716/2009

b)  Liabilities

The Bank has not issued any mortgage bonds. The aggregate nominal value of outstanding mortgage covered bonds issued by the Bank, pursuant to Royal Decree 716/2009 and broken down by residual maturity, is as follows:

	30-06-2019
Millions of euros	Less
	than 3	3 to 5	5 to 10	Over 10	Total
	years	years	years	years
Issued through public offerings:	15,590	5,675	14,100	3,684	39,049
Marketable mortgage covered bonds (1)	15,590	5,675	14,100	3,684	39,049
EIB covered bonds	100	-	-	-	100
Multi-seller bonds	-	300	-	-	300
Other issue	-	-	-	-	-
Marketable mortgage covered bonds	-	-	-	-	-
(-) Issues not recognised under liabilities	-	-	-	-	17,661
Total issued through public offerings and placed in the market	-	-	-	-	21,388

(1)Recognised under "Financial liabilities at amortised cost - Marketable debt securities", for a cash value of EUR 22.156 million, after deducting unrecognised issues

At the subject date, the Bank's overcollateralisation stood at 219% (based on all mortgage covered bonds, EUR 39,049 million), compared to the nominal value of the mortgage loan and credit portfolio pending repayment in accordance with Royal Decree 716/2009 (EUR 85,571 million).

None of the mortgage covered bonds issued by the Bank have replacement assets.

The aggregate nominal value of outstanding mortgage transfer certificates issued by the Bank at June 30, 2019, based on residual maturity, is as follows:

	Millions of euros
30-06-2019	Less than 3 years	3 to 5 years	5 to 10 years	Over 10 years	Total
Mortgage transfer certificates	-	-	-	14,494	14,494
Issued through public offerings	-	-	-	14	14

The members of the Board of Directors hereby state that the Bank has implemented policies and procedures to expressly address all activities carried out in respect of the mortgage market issues it performs and to ensure rigorous compliance with mortgage market regulations applicable to these activities as per Royal Decree 716/2009 of April 24, implementing certain aspects of Mortgage Market Law 2/1981 of March 25, and therefore, of Bank of Spain Circular 7/2010 of November 30, along with other regulations governing the mortgage and financial system. In addition, the financial management area defines the Bank's funding strategy.

The risk policies applied to mortgage market transactions foresee maximum loan-to-value limits. In addition, specific policies are in place for each mortgage product, which at times apply even more restrictive limits. The general policies defined in that respect require that a repayment capacity analysis be carried out for each potential customer. This analysis determines whether the customer's income is sufficient to allow it to settle each repayment required. In addition, the analysis determines whether the customer's income can be considered stable over the entire lifetime of the transaction in question. The indicator used to measure repayment capacity (housing affordability index) of each customer primarily looks at the ratio of the potential debt to the borrowers' income, taking into account both monthly repayments on the requested transaction as well as for other debts held, in comparison with monthly salary income and any other duly-justified income.

In ascertaining the customer's information and creditworthiness, the Bank applies specialised documentary verification tools and procedures (see Note 49 to the Bank's financial statements for the year ended December 31, 2018).

Under the Bank's procedures, an individual appraisal must be carried out by an independent appraisal company for each mortgage loan originated in the mortgage market.

Although under article 5 of Mortgage Market Law 41/2007 any Bank of Spain-certified appraisal company may issue valid valuation reports, under this same article, the Bank of Spain sets out a series of verifications, selecting, among these entities, a smaller group with which it signs collaboration agreements, applying special conditions and automated control mechanisms. The Bank's internal regulations further specify, in detail, each internally-certified appraisal company, along with the pertinent certification requirements and procedures and the specific review controls established. This regulation also governs the functioning of an appraisal committee comprising several Bank areas that engage with these appraisal companies. The purpose of this committee is to regulate and adapt internal rules, as well as these companies' procedures, to the market and business situation.

In this way, the appraisal companies that wish to work with the Bank must have a relevant activity in the mortgage market and in the region in question, pass certain filters in respect of independence criteria, technical capacity and creditworthiness (to ensure their business continuity) and, lastly, successfully complete a series of tests prior to definitive certification.

Moreover, in accordance with the Bank's internal regulations, any appraisal submitted by a potential customer is reviewed, regardless of the issuing company, in order to formally verify that all requirements, procedures and methods employed are suitable for the asset valued, based on prevailing regulations, and that the values reported are in line with market conditions.

Disclosures required under Bank of Spain Circular 6/2012 on sector and geographic concentration of risk

Concentration of risk

The breakdown at June 30, 2019 of the concentration of the Group's risk, by activity and geographic location of counterparties, is as follows:

Millions of euros	30-06-2019
	Total	Spain	Rest of the European Union	America	Rest of the world
Central banks and credit institutions	263,086	42,770	123,822	81,516	14,978
Public administrations	176,355	57,428	43,382	68,897	6,648
Central government	155,825	45,889	39,522	63,789	6,625
Other public administrations	20,530	11,539	3,860	5,108	23
Other financial institutions	102,871	15,645	53,848	29,021	4,357
Non-financial companies and individual entrepreneurs	398,225	125,572	121,208	135,218	16,227
Real estate construction and development (b)	26,773	5,139	4,731	16,771	132
Civil engineering	5,724	3,368	1,706	627	23
Large companies (c)	233,234	60,281	75,982	82,385	14,586
SMEs and individual entrepreneurs (c)	132,494	56,784	38,789	35,435	1,486
Other households and non-profit institutions serving households	503,663	90,556	280,950	123,392	8,765
Residential (d)	317,894	63,105	211,920	41,961	908
Consumer (d)	164,203	20,463	66,792	71,997	4,951
Other purposes (d)	21,566	6,988	2,238	9,434	2,906
Total	1,444,200	331,971	623,210	438,044	50,975

(*)  For the purpose of this table, the definition of risk includes the following public balance sheet items: loans and advances to credit institutions, deposits at central banks, loans and advances to customers, debt securities, capital instruments, trading derivatives, hedging derivatives, equity investments and guarantees extended.

	Millions of euros (*)
			Secured loans
			Net exposure		Loan-to-value (a)
	Total	Unsecured loans	Of which: Mortgage collateral	Of which: Other collateral	Less than or equal to 40%	Greater than 40% and less than or equal to 60%	Greater than 60% and less than or equal to 80%	Greater than 80% and less than or equal to 100%	Greater than 100%
Public administrations	23,580	22,481	271	828	111	123	62	682	121
Other financial institutions	52,495	16,326	1,081	35,088	854	600	503	33,757	455
Non-financial companies and individual entrepreneurs	311,933	161,745	71,909	78,279	31,010	22,504	23,075	45,587	28,012
Real estate construction and development	23,969	1,758	19,910	2,301	6,680	5,968	4,386	3,323	1,854
Civil engineering	3,220	1,791	394	1,035	128	309	79	420	493
Large companies	165,612	101,685	21,368	42,559	11,742	7,415	10,459	21,046	13,265
SMEs and individual entrepreneurs	119,132	56,511	30,237	32,384	12,460	8,812	8,151	20,798	12,400
Other households and non-profit institutions serving households	498,814	112,726	327,544	58,544	86,143	104,204	105,585	55,389	34,767
Residential	317,876	1,921	315,225	730	77,787	98,130	99,454	34,816	5,768
Consumer	163,009	107,159	4,259	51,591	4,766	4,095	3,733	15,600	27,656
Other purposes	17,929	3,646	8,060	6,223	3,590	1,979	2,398	4,973	1,343
Subtotal	886,822	313,278	400,805	172,739	118,118	127,431	129,225	135,415	63,355
Memorandum item Refinanced and restructured transactions (**)	25,287	5,310	14,285	5,692	3,162	3,004	2,855	3,157	7,799

(*)  In addition, the Group has granted customer prepayments amounting to EUR 21,413 million; therefore, the total amount of credits and customer prepayments amounts to EUR 908,235 million.

(**) Includes fair value impairment and losses net balance due to credit risk.

PART 2. INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Simple Personal Fair

INDEX TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(a)Index to Unaudited Financial Statements

SANTANDER GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS AS AT JUNE 30, 2019 AND DECEMBER 31, 2018

(Millions of euros)

ASSETS	Note	06-30-2019	12-31-2018
CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEPOSITS ON DEMAND		104,104	113,663

FINANCIAL ASSETS HELD FOR TRADING	5	102,574	92,879
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		28,424	23,495

NON-TRADING FINANCIAL ASSETS MANDATORILY AT FAIR VALUE THROUGH PROFIT OR LOSS	5	5,393	10,730
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		—	—

FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	5	73,420	57,460
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		8,221	6,477

FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME	5	118,062	121,091
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		26,458	35,558

FINANCIAL ASSETS AT AMORTISED COST	5	981,046	946,099
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		20,466	18,271

HEDGING DERIVATIVES		8,451	8,607

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RISK		1,621	1,088

INVESTMENTS		7,788	7,588
Joint ventures entities		962	979
Associated entities		6,826	6,609

ASSETS UNDER INSURANCE OR REINSURANCE CONTRACTS		311	324

TANGIBLE ASSETS	7	33,755	26,157
Property, plant and equipment		32,651	24,594
For own-use		14,522	8,150
Leased out under an operating lease		18,129	16,444
Investment property		1,104	1,563
Of which : Leased out under an operating lease		794	1,195
Memorandum items: acquired in lease		6,608	98

INTANGIBLE ASSETS	8	28,794	28,560
Goodwill		25,613	25,466
Other intangible assets		3,181	3,094

TAX ASSETS		30,102	30,251
Current tax assets		6,502	6,993
Deferred tax assets		23,600	23,258

OTHER ASSETS		12,140	9,348
Insurance contracts linked to pensions		207	210
Inventories		5	147
Other		11,928	8,991

NON-CURRENT ASSETS HELD FOR SALE	6	4,535	5,426
TOTAL ASSETS		1,512,096	1,459,271

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated balance sheet as at June 30, 2019.

SANTANDER GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS AS AT JUNE 30, 2019 AND DECEMBER 31, 2018

(Millions of euros)

LIABILITIES	Note	06-30-2019	12-31-2018
FINANCIAL LIABILITIES HELD FOR TRADING	9	74,187	70,343

FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	9	60,237	68,058
Memorandum items: subordinated liabilities		—	—

FINANCIAL LIABILITIES AT AMORTISED COST	9	1,224,194	1,171,630
Memorandum items: subordinated liabilities		21,419	23,820

HEDGING DERIVATIVES		7,267	6,363

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		296	303

LIABILITIES UNDER INSURANCE OR REINSURANCE CONTRACTS		731	765

PROVISIONS		14,571	13,225
Pensions and other post-retirement obligations	10	6,216	5,558
Other long term employee benefits	10	1,708	1,239
Taxes and other legal contingencies	10	3,153	3,174
Contingent liabilities and commitments	14	728	779
Other provisions	10	2,766	2,475

TAX LIABILITIES		9,838	8,135
Current tax liabilities		3,230	2,567
Deferred tax liabilities		6,608	5,568

OTHER LIABILITIES		10,790	13,088

LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		—	—
TOTAL LIABILITIES		1,402,111	1,351,910

SHAREHOLDERS´ EQUITY		120,054	118,613

CAPITAL	11	8,118	8,118
Called up paid capital		8,118	8,118
Unpaid capital which has been called up		—	—
Memorandum items: uncalled up capital		—	—
SHARE PREMIUM		50,993	50,993
EQUITY INSTRUMENTS ISSUED OTHER THAN CAPITAL		581	565
Equity component of the compound financial instrument		—	—
Other equity instruments issued		581	565
OTHER EQUITY		155	234
ACCUMULATED RETAINED EARNINGS		61,049	56,756
REVALUATION RESERVES		—	—
OTHER RESERVES		(4,061)	(3,567)
(-) OWN SHARES		(12)	(59)
PROFIT ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT	3	3,231	7,810
(-) INTERIM DIVIDENDS		—	(2,237)

OTHER COMPREHENSIVE INCOME (LOSS)		(21,425)	(22,141)

ITEMS NOT RECLASSIFIED TO PROFIT OR LOSS	11	(3,625)	(2,936)

ITEMS THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS	11	(17,800)	(19,205)

NON-CONTROLLING INTEREST		11,356	10,889
Other comprehensive income		(1,149)	(1,292)
Other items		12,505	12,181

EQUITY		109,985	107,361
TOTAL LIABILITIES AND EQUITY		1,512,096	1,459,271
MEMORANDUM ITEMS: OFF BALANCE SHEET AMOUNTS	14
Loan commitments granted		223,954	218,083
Financial guarantees granted		12,077	11,723
Other commitments granted		94,785	74,389

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated balance sheet as at June 30, 2019.

SANTANDER GROUP

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS FOR THE SIX-MONTH PERIODS

ENDED JUNE 30, 2019 AND 2018

(Millions of euros)

		Debit/Credit
		01-01-2019 to	01-01-2018 to
	Note	06-30-2019	06-30-2018
Interest income		28,669	26,904
Financial assets at fair value with changes in other comprehensive income		2,020	2,548
Financial assets at amortised cost		24,396	23,011
Other interest income		2,253	1,345
Interest expense		(11,033)	(9,973)
Interest income/ (charges)		17,636	16,931
Dividend income		361	264
Income from companies accounted for using the equity method		306	354
Commission income		7,502	7,475
Commission expense		(1,639)	(1,586)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net		350	326
Financial assets at amortised cost		105	16
Other financial assets and liabilities		245	310
Gain or losses on financial assets and liabilities held for trading, net		(12)	1,197
Reclassification of financial assets from fair value with changes in other comprehensive income		—	—
Reclassification of financial assets from amortised cost		—	—
Other gains or (-) losses		(12)	1,197
Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss		215	56
Reclassification of financial assets from fair value with changes in other comprehensive income		—	—
Reclassification of financial assets from amortised cost		—	—
Other gains or (-) losses		215	56
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net		(207)	132
Gain or losses from hedge accounting, net		(26)	33
Exchange differences, net		191	(890)
Other operating income		855	813
Other operating expenses		(1,136)	(979)
Income from assets under insurance and reinsurance contracts		1,630	1,756
Expenses from liabilities under insurance and reinsurance contracts		(1,590)	(1,720)
Total income		24,436	24,162
Administrative expenses		(10,110)	(10,265)
Personnel expenses		(6,080)	(5,960)
Other general and administrative expenses		(4,030)	(4,305)
Depreciation and amortisation		(1,477)	(1,217)
Provisions or reversal of provisions, net		(1,916)	(1,262)
Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss, net		(4,368)	(4,352)
Financial assets at fair value through other comprehensive income		(6)	(1)
Financial assets at amortised cost	5	(4,362)	(4,351)
Impairment of investments in subsidiaries, joint ventures and associates, net		—	—
Impairment on non-financial assets, net		(27)	(96)
Tangible assets		(19)	(33)
Intangible assets		(2)	(64)
Others		(6)	1
Gain or losses on non financial assets and investments, net		250	23
Gains or losses on non-current assets held for sale not classified as discontinued operations	6	(257)	(94)
Operating profit/(loss) before tax		6,531	6,899
Tax expense or income from continuing operations		(2,449)	(2,378)
Profit for the period from continuing operations		4,082	4,521
Profit or loss after tax from discontinued operations		—	—
Profit for the period		4,082	4,521
Profit attributable to non-controlling interests		851	769
Profit attributable to the parent		3,231	3,752
Earnings per share	3
Basic		0.18	0.22
Diluted		0.18	0.22

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated income statement for the six-month period ended June 30, 2019.

SANTANDER GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2019 AND 2018
(Millions of euros)

		01-01-2019 to	01-01-2018 to
	Note	06-30-2019	06-30-2018
CONSOLIDATED PROFIT FOR THE PERIOD		4,082	4,521

OTHER RECOGNISED INCOME AND EXPENSE		859	(2,000)
Items that will not be reclassified to profit or loss		(708)	538
Actuarial gains and losses on defined benefit pension plans	11	(833)	981
Non-current assets held for sale		—	—
Other recognised income and expense of investments in subsidiaries, joint ventures and associates		—	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income		(21)	(136)
Gains or losses resulting from the accounting for hedges of equity instruments measured at fair value through other comprehensive income, net		—	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedged item)		—	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedging instrument)		—	—
Changes in the fair value of financial liabilities at fair value through profit or loss attributable to changes in credit risk		(120)	(33)
Income tax relating to items that will not be reclassified		266	(274)
Items that may be reclassified to profit or loss		1,567	(2,538)
Hedges of net investments in foreign operations (effective portion)	11	(762)	293
Revaluation gains (losses)		(762)	293
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Exchanges differences	11	921	(2,437)
Revaluation gains (losses)		921	(2,437)
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Cash flow hedges (effective portion)		127	(138)
Revaluation gains (losses)		260	(644)
Amounts transferred to income statement		(133)	506
Transferred to initial carrying amount of hedged items		—	—
Other reclassifications		—	—
Hedging instruments (items not designated)		—	—
Revaluation gains (losses)		—	—
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Debt instruments at fair value with changes in other comprehensive income		1,891	(549)
Revaluation gains (losses)		2,131	(269)
Amounts transferred to income statement		(240)	(280)
Other reclassifications		—	—
Non-current assets held for sale		—	—
Revaluation gains (losses)		—	—
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Share of other recognised income and expense of investments		26	(85)
Income tax relating to items that may be reclassified to profit or loss		(636)	378
Total recognised income and expenses		4,941	2,521
Attributable to non-controlling interests		994	587
Attributable to the parent		3,947	1,934

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of recognised income and expense for the six-month period ended June 30, 2019.

SANTANDER GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2019 AND 2018

(Millions of euros)

												Non-Controlling interest
			Equity						Profit
			instruments	Other	Accumulated				Attributable to		Other	Other
		Share	issued	equity	retained	Revaluation	Other	(-) Own	shareholders	(-) Interim	comprehensive	comprehensive	Others
	Capital	premium	(not capital)	instruments	earnings	reserves	reserves	shares	of the parent	dividends	income	income	items	Total
Balance as at 12-31-18	8,118	50,993	565	234	56,756	—	(3,567)	(59)	7,810	(2,237)	(22,141)	(1,292)	12,181	107,361
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—	—	(391)	—	—	—	—	—	—	(391)
Opening balance as at 01-01-19	8,118	50,993	565	234	56,756	—	(3,958)	(59)	7,810	(2,237)	(22,141)	(1,292)	12,181	106,970
Total recognised income and expense	—	—	—	—	—	—	—	—	3,231	—	716	143	851	4,941
Other changes in equity	—	—	16	(79)	4,293	—	(103)	47	(7,810)	2,237	—	—	(527)	(1,926)
Issuance of ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Maturity of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividends	—	—	—	—	(1,055)	—	—	—	—	—	—	—	(592)	(1,647)
Purchase of equity instruments	—	—	—	—	—	—	—	(522)	—	—	—	—	—	(522)
Disposal of equity instruments	—	—	—	—	—	—	(6)	569	—	—	—	—	—	563
Transfer from equity to liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers between equity items	—	—	—	—	5,348	—	225	—	(7,810)	2,237	—	—	—	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	81	81
Share-based payment	—	—	—	(77)	—	—	—	—	—	—	—	—	—	(77)
Others increases or (-) decreases of the equity	—	—	16	(2)	—	—	(322)	—	—	—	—	—	(16)	(324)
Balance as at 06-30-2019	8,118	50,993	581	155	61,049	—	(4,061)	(12)	3,231	—	(21,425)	(1,149)	12,505	109,985

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of changes in total equity for the six-month period ended June 30, 2019.

SANTANDER GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2019 AND 2018

(Millions of euros)

			Other									Non-Controlling interest
			equity						Profit
			instruments	Other	Accumulated				Attributable to		Other	Other
		Share	issued	equity	retained	Revaluation	Other	(-) Own	shareholders	(-) Interim	comprehensive	comprehensive	Others
(*)	<	premium	(not capital)	instruments	earnings	reserves	reserves	shares	of the parent	dividends	income	income	items	Total
Balance as at 12-31-17	8,068	51,053	525	216	53,437	—	(1,602)	(22)	6,619	(2,029)	(21,776)	(1,436)	13,780	106,833
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—	—	112	—	—	—	(291)	241	(1,533)	(1,471)
Opening balance as at 01-01-18	8,068	51,053	525	216	53,437	—	(1,490)	(22)	6,619	(2,029)	(22,067)	(1,195)	12,247	105,362
Total recognised income and expense	—	—	—	—	—	—	—	—	3,752	—	(1,818)	(182)	769	2,521
Other changes in equity	—	—	17	(1)	3,530	—	(62)	(39)	(6,619)	980	—	—	(1,244)	(3,438)
Issuance of ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Maturity of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividends	—	—	—	—	(968)	—	—	—	—	(1,049)	—	—	(418)	(2,435)
Purchase of equity instruments	—	—	—	—	—	—	—	(624)	—	—	—	—	—	(624)
Disposal of equity instruments	—	—	—	—	—	—	1	585	—	—	—	—	—	586
Transfer from equity to liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers between equity items	—	—	—	—	4,498	—	92	—	(6,619)	2,029	—	—	—	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	(822)	(822)
Share-based payment	—	—	—	(69)	—	—	—	—	—	—	—	—	17	(52)
Others increases or (-) decreases of the equity	—	—	17	68	—	—	(155)	—	—	—	—	—	(21)	(91)
Balance as at 06-30-2018	8,068	51,053	542	215	56,967	—	(1,552)	(61)	3,752	(1,049)	(23,885)	(1,377)	11,772	104,445

(*) See reconciliation of IAS39 December 31, 2017 to IFRS9 January 1, 2018 (Note 1.b of the 2018 consolidated annual accounts).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of changes in total equity for the six-month period ended June 30, 2019.

SANTANDER GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2019 AND 2018

(Millions of euros)

	Note	06-30-2019	06-30-2018
A. CASH FLOWS FROM OPERATING ACTIVITIES		(1,700)	(7,132)
Profit for the period		4,082	4,521
Adjustments made to obtain the cash flows from operating activities		12,166	11,360
Depreciation and amortisation cost		1,477	1,217
Other adjustments		10,689	10,143
Net increase/(decrease) in operating assets		51,210	30,839
Financial assets held-for-trading		9,023	(11,425)
Non-trading financial assets mandatorily at fair value through profit or loss		(5,551)	658
Financial assets at fair value through profit or loss		15,595	7,655
Financial assets at fair value through other comprehensive income		(6,895)	(2,306)
Financial assets at amortised cost		36,158	33,482
Other operating assets		2,880	2,775
Net increase/(decrease) in operating liabilities		34,238	8,983
Financial liabilities held-for-trading		3,370	(31,499)
Financial liabilities designated at fair value through profit or loss		(9,604)	(1,621)
Financial liabilities at amortised cost		44,787	45,219
Other operating liabilities		(4,315)	(3,116)
Income tax recovered/(paid)		(976)	(1,157)
B. CASH FLOWS FROM INVESTING ACTIVITIES		(1,647)	6,490
Payments		4,617	5,550
Tangible assets	7	4,053	4,926
Intangible assets		499	624
Investments		7	—
Subsidiaries and other business units	2	58	—
Non-current assets held for sale and associated liabilities		—	—
Other payments related to investing activities		—	—
Proceeds		2,970	12,040
Tangible assets	7	929	2,459
Intangible assets		—	—
Investments		363	548
Subsidiaries and other business units		85	431
Non-current assets held for sale and associated liabilities	6	1,593	8,602
Other proceeds related to investing activities		—	—
C. CASH FLOW FROM FINANCING ACTIVITIES		(6,299)	(811)
Payments		7,915	4,385
Dividends	3	2,110	1,936
Subordinated liabilities		4,137	1,341
Redemption of own equity instruments		—	—
Acquisition of own equity instruments		522	624
Other payments related to financing activities		1,146	484
Proceeds		1,616	3,574
Subordinated liabilities		1,056	2,987
Issuance of own equity instruments	11	—	—
Disposal of own equity instruments		560	587
Other proceeds related to financing activities		—	—
D. EFFECT OF FOREIGN EXCHANGE RATE DIFFERENCES		87	(1,855)
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		(9,559)	(3,308)
F. CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		113,663	110,995
G. CASH AND CASH EQUIVALENTS AT END OF PERIOD		104,104	107,687
COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF PERIOD
Cash		7,606	6,540
Cash equivalents at central banks		80,471	84,721
Other financial assets		16,027	16,426
Less: Bank overdrafts refundable on demand		—	—
TOTAL CASH AND CASH EQUIVALENTS AT END OF PERIOD		104,104	107,687
In which: restricted cash		—	—

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of cash flows for the six-month period ended June 30, 2019.

Banco Santander, S.A. and Companies composing Santander Group

Explanatory notes to the interim condensed consolidated financial statements for the six-month period ended June 30, 2019

1.    Introduction, basis of presentation of the interim condensed consolidated financial statements and other information

a)    Introduction

Banco Santander, S.A. (“Bank” or “Banco Santander”) is a private-law entity subject to the rules and regulations applicable to banks operating in Spain. The Bylaws and other public information of the Bank can be consulted at its registered office at Paseo de Pereda 9-12, Santander.

In addition to the operations carried on directly by it, the Bank is the head of a group of subsidiaries that engage in various business activities and which compose, together with it, Santander Group (“Group” or “Santander Group”).

b)    Basis of presentation of the interim financial statements

Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated annual accounts for the years beginning on or after January 1, 2005 in accordance with the International Financial Reporting Standards (“IFRSs”) as previously adopted by the European Union (“EU-IFRSs”). In order to adapt the accounting system of Spanish credit institutions to these standards, the Bank of Spain issued Circular 4/2004, of December 22, on Public and Confidential Financial Reporting Rules and Formats, which was repealed on January 1, 2018 by Bank of Spain Circular 4/2017, of November 27, 2017, and subsequent modifications.

The consolidated annual accounts for 2018 were approved at the board of directors meeting on February 26, 2019 in compliance with International Financial Reporting Standards as adopted by the European Union, taking into account Bank of Spain Circular 4/2017, and subsequent modifications, using the basis of consolidation, accounting policies and measurement bases described in Note 2 to the aforementioned consolidated annual accounts and, accordingly, they presented fairly the Group’s consolidated equity and consolidated financial position at December 31, 2018 and the consolidated results of its operations, and the consolidated cash flows in 2018. The aforementioned consolidated annual accounts, which are included in the Group’s Form 20-F filed with the U.S. Securities and Exchange Commission on March 26, 2019, and these interim financial statements are also in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”, and together with EU-IFRS, “IFRS”).

These interim financial statements were prepared and are presented in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, for the preparation of interim condensed financial statements, in conformity with Article 12 of Royal Decree 1362/2007, and taking into account the requirements of Circular 3/2018, of June 28, of the Spanish National Securities Market Commission (“CNMV”). The aforementioned interim financial statements were included in the half-year financial report for the first semester of 2019 to be presented by the Group in accordance with the Circular 3/2018.

In accordance with IAS34, the interim financial statements are intended only to provide an update on the content of the latest consolidated annual accounts authorised for issue, focusing on new activities, events and circumstances occurring during the six-month period, and does not duplicate information previously reported in the latest consolidated annual accounts. Consequently, these interim financial statements do not include all the information that would be required for a complete set of consolidated annual accounts prepared in accordance with IFRSs and, accordingly, for a proper comprehension of the information included in these interim financial statements, they should be read together with the Group’s consolidated annual accounts for the year ended December 31, 2018.

Santander Group policies include presenting the interim financial statements for its use in the different markets using the Euro as its presentation currency. The amounts held in other currencies and the balances of entities whose functional currency is not the Euro, have been translated to the presentation currency in accordance with the criteria indicated in Note 2.a to the consolidated annual accounts for 2018. As indicated in that Note, for practical reasons, the balance sheet amount has been converted to the closing exchange rate, the equity to the historical type, and the income and expenses have been converted by applying the average exchange rate of the period; the application of such exchange rate or that corresponding to the date of each transaction does not lead to significant differences in the interim financial statements of the Group.

The accounting policies and methods used in preparing these interim financial statements are the same as those applied in the consolidated annual accounts for 2018, taking into account the standards and interpretations which came into effect for the Group in the six-month period ended June 30, 2019, which are detailed below:

-	IFRS16 Leases

On January 1, 2019, IFRS16 Leases came effective. IFRS16 establishes the principles for the recognition, measurement, presentation and breakdown of lease contracts, with the objective of ensuring reporting information that faithfully represents the lease transactions. The Group has adopted the standard, using the modified retrospective approach from January 1, 2019, not restating the comparative financial statements for 2018, as permitted under the specific transitional provisions of the standard.

The adoption of IFRS16 has led to changes in the Group's accounting policies for the recognition, measurement, presentation and breakdown of lease contracts.

The main aspects contained in the new regulations and the breakdowns relating to the impact of the adoption of IFRS16 in the Group are included below:

a) Lease accounting policy

Since January 1, 2019, leases are recognised as right-of-use assets and the corresponding liability on the date on which the leased asset is available for use by the Group. Each lease payment is allocated between the liability and the finance charge. The finance charge is allocated to the income statement during the term of the lease in such a way as to produce a constant periodic interest rate on the remaining balance of the liability for each year. The right-of-use asset is depreciated over the useful life of the asset or the lease term, whichever is shorter, on a straight-line basis.

Assets and liabilities arising from a lease are initially measured at present value. Lease liabilities include the net present value of the following lease payments:

•	Fixed payments (including essentially fixed payments), less any lease incentive receivable,
•	Variable lease payments that depend on an index or rate,
•	The amounts expected to be paid by the lessee under residual value guarantees,
•	The exercise price of a purchase option if the lessee is reasonably certain that it will exercise that option, and
•	Lease termination penalty payments, if the term of the lease reflects the lessee's exercise of that option.

Lease payments are discounted using the interest rate implicit in the lease. Given in certain situations this interest rate cannot be obtained, the discount rate used is the lessee's incremental borrowing rate at the related date. For this purpose, the entity has calculated this incremental interest rate taking as reference the listed debt instruments issued by the Group; in this regard, the Group has estimated different interest rate curves depending on the currency and economic environment in which the contracts are located.

In order to construct the incremental interest rate, a methodology has been developed at the corporate level. This methodology is based on the need for each entity to consider its economic and financial situation, for which the following factors must be considered:

•	Economic and political situation (country risk).
•	Credit risk of the company.
•	Monetary policy.
•	Volume and seniority of the company’s debt instrument issues.

The incremental interest rate is defined as the interest rate that a lessee would have to pay for borrowing, given a similar period to the duration of the lease and with similar security, the funds necessary to obtain an asset of similar value to the asset by right of use in a similar economic environment. The Group Entities have a wide stock and variety of financing instruments issued in different currencies to that of the euro (pound, dollar, etc.) that provide sufficient information to be able to determine an "all in rate" (reference rate plus adjustment for credit spread at different terms and in different currencies). In circumstances, where the leasing company has its own financing, this has been used as the starting point for determining the incremental interest rate. On the other hand, for those Group entities that do not have their own financing, the information from the financing of the consolidated subgroup to which they belong was used as the starting point for estimating the entity's curve, analysing other factors to assess whether it is necessary to make any type of negative or positive adjustment to the initially estimated credit spread.

Right-of-use assets are valued at cost which includes the following:

•	The amount of the initial measurement of the lease liability,

•	Any lease payment made at or before the start date less any lease incentive received,
•	Any initial direct costs, and
•	Restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognised on a straight-line basis as an expense in the income statement. Short-term leases are leases with a lease term less than or equal to 12 months.

b) Recognised effects on the adoption of the standard

With the adoption of IFRS16, the Group recognised lease liabilities in relation to leases previously classified as "operating leases" under the principles of IAS17 Leases in force at December 31, 2018. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee's incremental borrowing rate at January 1, 2019. At the date of first application, the weighted average discount rate was 4.5%, mainly due to the contribution of rented properties in Spain.

For leases previously classified as finance leases, the Group recognised the carrying amount of the lease asset and lease liability immediately before transition as the carrying amount of the right-of-use asset and lease liability on the initial effective date. The measurement principles in IFRS16 apply only after that date.

The Group has considered the practical expedients defined in paragraph C10 of the standard in the application of the modified retrospective method. Such application shall be made on a contract-by-contract basis and shall not provide for the application of any of the waivers on a generalised basis.

A reconciliation between the operating lease commitments at December 31, 2018 and the lease liability recognised at January 1, 2019 is detailed below:

Millions of
euros

Operating lease commitments at December 31, 2018	8,699
Amount of operating lease commitments discounted by the Group rate	6,550
(+) Liabilities under financial leases at December 31, 2018	96
(-) Short-term leases recognised as expenses on a straight-line basis	(20)
(-) Low-value leases recognised as expenses on a straight-line basis	(2)
(-) Contracts revalued as service contracts	—
(+)/(-) Adjustments resulting from different treatment of extension and termination options	556
(+)/(-) Adjustments related to changes in the index or rate affecting variable payments	—
Lease liability at January 1, 2019	7,180

As a result of the entry into force of IFRS16, the impact of the first application recorded by the Group corresponds, mainly, to the recognition of assets for right of use for an amount of EUR 6,665 million, financial liabilities for an amount of EUR 7,084 million and an negative impact on the Group's equity of EUR 391 million. The impact of the first application of IFRS16 on the ordinary capital ratio (Common Equity Tier 1 - CET 1) was -20 b.p.

- IFRIC23 Uncertainty about the treatment of income tax - applies to the determination of taxable profit or loss, tax bases, unused tax loss carry forwards, unused tax credits and tax rates when there is uncertainty about the treatment of taxes under IAS12.

- Amendment to IFRS9 Financial Instruments - allows entities to measure certain financial assets prepayable with a negative offset at amortised cost. These assets, which include some loans and debt securities, would have had to be measured at fair value through profit or loss.

In order to apply measurement at amortised cost, the negative offset must be 'reasonable compensation for early termination of the contract' and the asset must be maintained within a 'held-to-collect' business model.

- Amendment to IAS28 Investments in associates and joint ventures - the amendments clarify the accounting for long-term interests in an associate or joint venture, which are essentially part of the net investment in the associate or joint venture, but to which equity accounting is not applied. Entities must account for such interest under IFRS9 Financial Instruments before applying the allocation of losses and IAS28 impairment requirements in Investments in associates and joint ventures.

- Amendment to IAS19 Employee Benefits – clarifies the accounting of the amendments, reductions and settlements on defined benefit plans.

- Amendment to IFRS 2015-2017 introduces minor amendments to IFRS3, IFRS11, IAS12 and IAS23:

IFRS3, Business Combinations - clarifies that obtaining control of a business that is a joint venture is a business combination achieved in stages.

IFRS11, Joint Arrangements - clarifies that the party that obtains joint control of a business that is a joint venture should not reassess its previous interest in the joint venture.

IAS12, Income Taxes - clarifies that the income tax consequences of dividends on financial instruments classified as equity should be recognised according to where the past transactions or events that generated distributable profits were recognised.

IAS23, Borrowing Costs - clarifies that if a specific loan remains outstanding after the related qualifying asset is ready for sale or intended use, it becomes part of generic loans.

The application of the aforementioned amendments to accounting standards and interpretations did not have any material effects on the Group's interim financial statements.

At the date of preparation of these interim financial statements there are no standards pending adoption by the European Union which came into force on January 1, 2019.

c)    Use of critical estimates

The consolidated results and the determination of the consolidated equity are sensitive to the accounting principles and policies, valuation criteria and estimates used by the directors of the Bank in preparing the interim financial statements. The main accounting principles, policies, and valuation criteria are indicated in Note 2 of the consolidated annual accounts of the year 2018, except for those indicated in these interim financial statements due to the rules that have come into effect during the first six months of the year 2019.

The interim financial statements contain estimates made by the senior management of the Bank and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and obligations reported herein. These estimates, which were made on the basis of the best information available, relate mainly to the following:

1.	The income tax expense, which, in accordance with IAS34, is recognised in interim periods based on the best estimate of the weighted average tax rate expected by the Group for the full financial year;
2.

The impairment losses on certain assets – Financial assets at fair value through other comprehensive income, financial assets at amortised cost, non-current assets held for sale, investments in subsidiaries, joint ventures and associates, tangible assets and intangible assets;

3.	The assumptions used in the calculation of the post-employment benefit liabilities and commitments and other obligations;
4.	The useful life of the tangible and intangible assets;
5.	The measurement of goodwill impairment arising on consolidation;
6.	The calculation of provisions and the consideration of contingent liabilities;
7.	The fair value of certain unquoted assets and liabilities;
8.	The recoverability of deferred tax assets.

In the six-month period ended June 30, 2019 there were no significant changes in the estimates made at the 2018 year-end other than those indicated in these interim financial statements.

d)    Contingent assets and liabilities

Note 2.o to the Group's consolidated annual accounts for the year ended December 31, 2018 includes information on the contingent assets and liabilities at that date. There were no significant changes in the Group’s contingent assets and liabilities from December 31, 2018 to the date of formal preparation of these interim financial statements.

e)    Comparative information

The information for the year 2018 contained in these interim financial statements is only presented for comparison purposes with the information relating to the six-month period ended June 30, 2019, except for the effect of hyperinflation in Argentina on the six-month period ended June 30, 2018 balances in accordance with current legislation (see Note 1.h of the 2018 consolidated annual accounts).

In this respect, the segment information corresponding to the first semester of 2018 is recasted for comparative purposes, in accordance with the new organizational structure of the Group, as required by IFRS8 (Note 12).

In order to interpret the changes in the balances with respect to December 31, 2018, it is necessary to take into consideration the exchange rate effect arising from the volume of foreign currency balances held by the Group in view of its geographic diversity (Note 51.b to the consolidated annual accounts for the year ended December 31, 2018) and the impact of the appreciation/depreciation of the various currencies against the euro in the first six months of 2019: Mexican peso (3.08%), US dollar (0.62%), Brazilian real (2.14%), Argentine peso (-10.71%), Pound sterling (-0.23%), Chilean peso (2.68%) and Polish zloty (1.22%); as well as the evolution of the average exchange rates between comparable periods: Mexican peso (6.59%), US dollar (7.10%), Brazilian real (-4.76%), Argentine peso (-44.62%), Pound sterling (0.73%), Chilean peso (-2.94%) and Polish zloty (-1.68%).

f)    Seasonality of the Group’s transactions

The business activities carried on by the Group entities, and their transactions are not cyclical or seasonal in nature. Therefore, no specific disclosures are included in these explanatory notes to the interim financial statements for the six-month period ended June 30, 2019.

g)    Materiality

In determining the note disclosures to be made on the various items in the interim financial statements or other matters, the Group, in accordance with IAS 34, took into account their materiality in relation to the interim financial statements for the six-month period ended June 30, 2019.

h)    Events after the reporting period.

From July 1, 2019 until the approval date of the interim financial statements for the six-month period ended  June 30, 2019, no significant events other than those indicated in the interim financial statements have occurred.

i)    Other information

Negotiations for the withdrawal of the United Kingdom from the European Union

On June 23, 2016, the UK held a referendum on EU membership in which the majority voted in favour of leaving the EU. There remains a great deal of uncertainty about the UK's exit and its future relationship with the European Union and with regard to the UK's future trading relationship with the rest of the world.

On March 29, 2017, pursuant to Article 50(2) of the Treaty on European Union, the Prime Minister of the United Kingdom notified her intention to leave the European Union. The activation of this Article initiated a two-year negotiation period to determine the terms of the United Kingdom's exit from the European Union and the framework for the United Kingdom's future relationship with the European Union.

The Prime Minister presented to the Parliament of the United Kingdom an exit agreement that established the basic terms for the United Kingdom departure agreed with the European Union. However, the Prime Minister has not achieved a majority for the approval of the exit agreement in the House of Commons which has led her to agree to an extension of Article 50. As a result, the United Kingdom would formally leave the European Union on October 31, 2019.

After the repeated failures of the Prime Minister to approve the exit agreement in the United Kingdom Parliament, on May 24, 2019 she announced that she would resign from her positions both as Prime Minister and as leader of the Conservative party.

There is also the possibility that UK's membership in the EU will end without reaching any agreement on the terms of its future relationship. Moreover, at the date of this document, the exit agreement, which provides for a transitional period while the future relationship is being negotiated, has not been ratified by the UK parliament.

The outcome of Brexit remains uncertain; however, the UK's exit from the European Union without an agreement remains a possibility and the consensus position is that it would have a negative impact on the UK economy and its growth prospects. While it is difficult to predict the long-term effects of the UK's imminent exit from the European Union, in the short term the situation is one of economic and political uncertainty.

Santander UK is subject to significant regulation and supervision by the European Union. Although legislation has already been passed transferring EU standards to UK standards, uncertainty persists as to the legal and regulatory environments in which the Group's subsidiaries will operate in the UK when that country is no longer a member of the European Union, and the framework in which cross-border banking business will take place after Brexit.

At the operational level, the Group's UK subsidiaries and other financial institutions may no longer be able to rely on the European cross-border framework for financial services and it is not clear what the alternative regime after Brexit will be. This uncertainty and the measures taken as a result of it, as well as the new or amended rules could have a significant impact on the Group's operations, profitability and business.

The aforementioned UK political developments, together with other changes in the structure and policies of government, could lead to greater market volatility and changes in the tax, monetary and regulatory landscape in which the Group operates and could have material adverse effects on its access to capital and liquidity under acceptable conditions and, more generally, on its business, financial position and operating results. The Group's best estimate at the date of preparation of the interim financial statements has considered these circumstances in its assessment of the various affected items in the consolidated annual accounts, mainly in the recoverability of the cash-generating unit that supports Santander UK's goodwill.

2.    Santander Group

Appendices I, II and III to the consolidated annual accounts for the year ended December 31, 2018 provide relevant information on the Group companies at that date and on the companies accounted for under the equity method.

Also, Note 3 to the aforementioned consolidated annual accounts includes a description of the most significant acquisitions and disposals of companies performed by the Group in 2018, 2017 and 2016.

The most significant transactions performed during the first semester of 2019 or pending at June 30, 2019 are as follows:

Reorganization of the banking insurance business, asset management and pension plans in Spain

On June 24, 2019, Banco Santander, S.A. has reached an agreement with the Allianz Group to terminate the agreement that Banco Popular Español, S.A. (“Banco Popular”) held in Spain with the Allianz Group for the exclusive distribution of certain life insurance products, non-life insurance products, collective investment institutions, and pension plans through the Banco Popular network (the “Termination Agreement”).

The Termination Agreement will entail the payment by Santander Group of EUR 936.5 million (including any dividend prior to the closing of the transaction).

It is expected that, upon completion of the Termination Agreement and subject to the satisfaction of certain conditions, 51% of life-risk insurance business and 51% of the future Non-life Insurance Business coming from the Banco Popular network and not transferred to Mapfre (by virtue of the agreement indicated below), will be acquired by Aegon. This acquisition will be executed according to Note 3.b.vi disclosure of the 2018 consolidated annual accounts.

In addition, by virtue of the agreement reached between Banco Santander and Mapfre dated January 21,  2019, 50.01% of the motor insurance, multi-risk business, multi-risk SMEs and civil liability insurance for enterprises businesses in the entire Banco Santander network in Spain will be, subject to the satisfaction of certain conditions and authorizations, acquired by Mapfre.

Offer to acquire shares of Banco Santander Mexico, S.A., Institución de Banca Multiple, Grupo Financiero Santander México

On April 12, 2019, Banco Santander, S.A. announced its intention to make an offer to acquire all the shares of Banco Santander Mexico, S.A., Institución de Banca Multiple, Grupo Financiero Santander México ("Santander México") which are not owned by Grupo Santander, representing approximately 25% of the share capital of Santander México.

The shareholders accepting the offer will receive 0.337 newly issued shares of Banco Santander, S.A. per share of Santander México and 1.685 American Depositary Shares (ADSs) of Banco Santander, S.A. per ADS of Santander México (the "Exchange Ratio").

If all the shares held by minority shareholders accept the offer, Banco Santander, S.A. would issue approximately 571 million shares, representing 3.5% of the share capital at the date of communication of the offer.

On June 17, 2019, the Board of Directors decided to call an Extraordinary Shareholders General Meeting on July 23, 2019 to approve the capital increase for the acquisition of the aforementioned shares; following this approval, the execution and the settlement of the transaction is expected.

Agreement with Crédit Agricole S.A. on the depositary and custody business

On April 17, 2019, Banco Santander, S.A. announced that it had signed a memorandum of understanding with Crédit Agricole S.A. with the purpose of combining CACEIS and its subsidiaries (the “CACEIS Group”), which is wholly-owned by Crédit Agricole S.A., with Santander Securities Services, S.A.U. and its subsidiaries (the “S3 Group”), which is wholly-owned by Banco Santander, S.A.

Under the transaction Santander Group will contribute 100% of the S3 Group’s operations in Spain and 49.99% of its operations in Latin America to CACEIS Group, in exchange for 30.5% of the share capital and voting rights of CACEIS Group. The remaining 69.5% would continue to be held by Crédit Agricole S.A. The Latin American operations of the S3 Group would be jointly controlled by CACEIS Group and the Santander Group.

On June 27, 2019 the final agreements were signed following the required prior consultation with the relevant works councils at Credit Agricole, S.A. and the CACEIS Group. The completion of the transaction is expected to take place in throughout the second half of 2019 and is subject to customary closing conditions, including to obtaining the necessary regulatory approvals.

3.    Shareholder remuneration system and earnings per share

a)   Shareholder remuneration system

The cash remuneration paid by the Bank to its shareholders in the first six months of 2019 and 2018 was as follows:

	06-30-2019			06-30-2018
	% of par value	Euros per share	Amount (Millions of euros)	% of par value	Euros per share	Amount (Millions of euros)
Ordinary shares	26.00%	0.130	2,110	24.00%	0.120	1,936
Other shares (without vote, redeemable, etc.)	—	—	—	—	—	—
Total remuneration paid	26.00%	0.130	2,110	24.00%	0.120	1,936
Dividend paid out of profit	13.00%	0.065	1,055	12.00%	0.060	968
Dividend paid with a charge to reserves or share premium	13.00%	0.065	1,055	12.00%	0.060	968
Dividend in kind	—	—	—	—	—	—
Flexible payment	—	—	—	—	—	—

b)   Earnings per share from continuing and discontinued operations

i. Basic earnings per share

Basic earnings per share for the period are calculated by dividing the net profit attributable to the Group for the six-month period adjusted by the after-tax amount relating to the remuneration of contingently convertible preference shares recognised in equity by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares held in the period.

Accordingly:

	06-30-2019	06-30-2018
Profit attributable to the Parent (millions of euros)	3,231	3,752
Remuneration of contingently convertible preference shares (millions of euros)	(298)	(266)
	2,933	3,486
Of which:
Profit or Loss from discontinued operations (non controlling interest net) (millions of euros)	—	—
Profit or Loss from continuing operations (PPC net) (millions of euros)	2,933	3,486
Weighted average number of shares outstanding	16,231,374,256	16,129,055,793
Basic earnings per share (euros)	0.18	0.22
Of which: from discontinued operations (euros)	—	—
from continuing operations (euros)	0.18	0.22

ii. Diluted earnings per share

Diluted earnings per share for the period are calculated by dividing the net profit attributable to the Group for the six-month period adjusted by the after-tax amount relating to the remuneration of contingently convertible preference shares recognised in equity and of perpetual liabilities contingently amortisable in their case by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares and adjusted for all the dilutive effects inherent to potential ordinary shares (share options, warrants and convertible debt instruments).

Accordingly, diluted earnings per share were determined as follows:

	06-30-2019	06-30-2018
Profit attributable to the Parent (millions of euros)	3,231	3,752
Remuneration of contingently convertible preference shares (millions of euros)	(298)	(266)
Dilutive effect of changes in profit for the period arising from potential conversion of ordinary shares	—	—
	2,933	3,486
Of which:
Profit or Loss from discontinued operations (non controlling interest net) (millions of euros)	—	—
Profit or Loss from continuing operations (PPC net) (millions of euros)	2,933	3,486
Weighted average number of shares outstanding	16,231,374,256	16,129,055,793
Dilutive effect of options/receipt of shares	41,832,881	45,858,082
Adjusted number of shares	16,273,207,137	16,174,913,875
Diluted earnings per share (euros)	0.18	0.22
Of which: from discontinued operations (euros)	—	—
from continuing operations (euros)	0.18	0.22

4.    Remuneration and other benefits paid to the Bank’s directors and senior managers

Note 5 to the Group’s consolidated annual accounts for the year ended December 31, 2018 includes the detail of the remuneration and other benefits paid to the Bank’s directors and senior managers in 2018 and 2017.

Following is a summary of the most significant data on the remunerations and benefits for the six months ended June 30,  2019 and 2018:

Remuneration of members of the board of directors (1)

	Thousands of euros
	06-30-2019	06-30-2018

Members of the board of directors (2) (3):
Remuneration concept
Fixed salary remuneration of executive directors	3,459	3,759
Variable salary remuneration of executive directors	—	—
Directors fees	579	488
Bylaw-stipulated emoluments (annual emolument)	1,853	1,785
Other (except insurance premiums) (4)	3,354	691
Sub-total	9,245	6,723

Transactions with shares and/or other financial instruments	—	—
	9,245	6,723

(1)	The notes to the consolidated annual accounts for 2019 will contain detailed and complete information on the remuneration paid to all the directors, including executive directors.
(2)	Mr. Rodrigo Echenique Gordillo ceased his executive duties with effective date May 1, 2019, continuing from that date as a non-executive director.
(3)	Mr. Juan Miguel Villar Mir ceased as member of the board of director on January 1, 2019.
(4)

It includes the amount related to the post-contractual non-compete agreement pact received by Mr. Rodrigo Echenique Gordillo as a result of having ceased in his executive functions with effective date May 1, 2019. The comparison of the figures of the two semesters is affected by the timing difference (semi-annual or annual) of the concepts included in the category.

On June 30, 2019, the remuneration received by the executive directors reflects the transformation into the pension system, which includes the reduction of the amount of the annual contributions to the executive directors' pension system, proportionally increasing the fixed annual salary and without any increase in the total cost to the Bank; and the elimination of the supplementary pension system in the event of death (widowhood and orphanhood) and disability, simultaneously establishing a fixed remuneration complement and improving the life insurance coverage of the executive directors, without any increase in the total cost to the Bank. The section on executive directors' pension funds and plans below reflects this transformation in the provisions and/or contributions to pension funds.

Other benefits of members of the board of directors

	Thousands of euros
	06-30-2019	06-30-2018

Members of the board of directors:
Other benefits-
Advances	—	—
Loans granted	121	84
Pension funds and plans: Endowments and/or contributions (1)	1,001	1,341
Pension funds and plans: Accumulated rights (2)	77,153	75,804
Life insurance premiums	1,069	862
Guarantees provided for directors	—	—

(1)  These correspond to the endowments and/or contributions made during the first six months of 2019 and 2018 in respect of retirement pensions and complementary benefits for widowhood, orphanhood and permanent disability.

(2)  Corresponds to the rights accrued by the directors in matters of pensions. It also includes for informational purposes the rights accumulated by Mr. Rodrigo Echenique Gordillo, although these rights corresponded to Mr. Echenique before his appointment as executive director. Additionally, former members of the board had at June 30, 2019 and June 30, 2018 rights accrued for this concept for 68,201 thousands of euros and 79,465 thousands of euros, respectively.

Remuneration of senior management (1)(2)

The table below includes the corresponding amounts related to remunerations of senior management at June 30, 2019 and 2018, excluding the executive directors:

	Thousands of euros
	06-30-2019	06-30-2018

Senior management (1):
Total remuneration of senior management (2)	17,690	16,972

(1)  Remunerations regarding to members of senior management who, during the six month period ended June 30, 2019, had ceased their duties amount to EUR 96 thousands (June 30, 2018: EUR 10 thousands).

(2)  The number of senior managers of the Bank, excluding executive directors, is 18 as at June 30, 2019. (No changes regarding the figure published at June 30, 2018).

The remuneration received by senior management at June 30,  2019 reflects the improvement in senior management life insurance coverage following the transformation of the pension system at the beginning of 2018. This transformation did not entail any increase in the total cost for the Bank.

The variable annual remuneration (or bonuses) received for fiscal year 2018, both for directors and the rest of senior management, were included in the information on remuneration included in the annual report for that year. Similarly, the variable remuneration attributable to the 2019 results, which will be submitted for approval by the Board of Directors at the appropriate time, will be included in the financial statements for the current year.

Funds and pension plans of senior management

	Thousands of euros
	06-30-2019	06-30-2018

Senior management:
Pension funds: Endowments and / or contributions (1)	3,190	2,739
Pension funds: Accumulated rights (2)	71,237	62,872

(1)	Corresponds to the allocations and/or contributions made during the first six months of 2019 and 2018 as retirement pensions.
(2)

Corresponds to the rights accrued by members of senior management in the area of pensions. In addition, former members of senior management had at June 30,  2019 and June 30,  2018 rights accumulated for this same concept for EUR 166,960 thousands and EUR 173,819 thousands, respectively.

5.    Financial assets

a)   Breakdown

The detail, by nature and category for measurement purposes, of the Group's financial assets, other than the balances relating to Cash, cash balances at central banks and other deposits on demand and Hedging derivatives, at June 30, 2019 and December 31,  2018 is as follows, presented by the nature and categories for valuation purposes:

	Millions of euros
	06-30-2019
	Financial assets held for trading	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets designated at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortised cost

Derivatives	57,798	—	—	—	—
Equity instruments	11,133	3,367	—	2,789	—
Debt instruments	33,343	1,628	3,496	111,891	39,382
Loans and advances	300	398	69,924	3,382	941,664
Central Banks	—	—	7,105	—	19,450
Credit institutions	—	—	39,810	—	41,068
Customers	300	398	23,009	3,382	881,146
Total	102,574	5,393	73,420	118,062	981,046

	Millions of euros
	12-31-2018
	Financial assets held for trading	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets designated at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortised cost

Derivatives	55,939	—	—	—	—
Equity instruments	8,938	3,260	—	2,671	—
Debt instruments	27,800	5,587	3,222	116,819	37,696
Loans and advances	202	1,883	54,238	1,601	908,403
Central Banks	—	—	9,226	—	15,601
Credit institutions	—	2	23,097	—	35,480
Customers	202	1,881	21,915	1,601	857,322
Total	92,879	10,730	57,460	121,091	946,099

Following is the gross exposure of financial assets subject to impairment stages at June 30,  2019 and December 31,  2018:

	Millions of euros
	06-30-2019				12-31-2018
	Impairment value correction				Impairment value correction
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total

Financial assets at fair value through other comprehensive income	115,278	6	—	115,284	118,422	6	—	118,428
Debt instruments	111,899	—	—	111,899	116,825	—	—	116,825
Loans and advances	3,379	6	—	3,385	1,597	6	—	1,603
Central Banks	—	—	—	—	—	—	—	—
Credit institutions	—	—	—	—	—	—	—	—
Customers	3,379	6	—	3,385	1,597	6	—	1,603
Financial assets at amortised cost	919,584	51,025	33,146	1,003,755	882,661	52,295	34,333	969,289
Debt instruments	39,129	114	736	39,979	37,339	117	870	38,326
Loans and advances	880,455	50,911	32,410	963,776	845,322	52,178	33,463	930,963
Central Banks	19,450	—	—	19,450	15,601	—	—	15,601
Credit institutions	41,081	—	1	41,082	35,489	1	2	35,492
Customers	819,924	50,911	32,409	903,244	794,232	52,177	33,461	879,870
Total	1,034,862	51,031	33,146	1,119,039	1,001,083	52,301	34,333	1,087,717

On June 30,  2019, the Group has EUR 623 million (EUR 757 million on December 31, 2018) of exposure in impaired assets purchased with impairment, which mainly correspond to the business combinations carried out by the Group.

b)    Valuation adjustments for impairment of financial assets at amortised cost portfolio

The following is the movement that has taken place, during the six-month periods ended June 30,  2019 and 2018, in the balance of provisions that cover losses due to impairment of assets which comprise the heading balance of the financial assets at amortised cost:

	Millions of euros
	06-30-2019	06-30-2018 (*)
Balance as at beginning of period	23,945	26,656
Impairment losses charged to income for the period	5,199	5,174
Of which:
Impairment losses charged to income	9,697	9,042
Impairment losses reversed with a credit to income	(4,498)	(3,868)
Write-off of impaired balances against recorded impairment allowance	(6,246)	(6,140)
Exchange differences and other	434	(749)
Balance as at end of period	23,332	24,941
Of which, relating to:
Impaired assets	15,110	16,131
Other assets	8,222	8,810
Of which:
Individually calculated	4,983	6,146
Collectively calculated	18,349	18,795

(*)  See reconciliation of IAS 39 December 31, 2017 to IFRS 9 January  1, 2018 (Note 1.b of the 2018 Consolidated Annual Accounts).

Following is the movement of the loan loss provision broken down by impairment stage of loans and advances to customers recognised under "Financial assets at amortised cost" as at June 30,  2019:

	Millions of euros
	Stage 1	Stage 2	Stage 3	Total
Loss allowance as at beginning of period	3,658	4,743	14,906	23,307
Transfers between stages	(442)	(246)	3,160	2,472
Net exposure changes and modifications in the credit risk	673	(336)	2,419	2,756
Write-offs	—	—	(6,246)	(6,246)
Exchange differences and other	(54)	198	290	434
Carrying amount as of June 30, 2019	3,835	4,359	14,529	22,723

Previously written-off assets recovered during the first six months of 2019 and 2018 amount to EUR 837 million and to EUR 823 million, respectively. Considering these amounts, the recorded impairment of financial assets at amortised cost is EUR 4,362 million and EUR 4,351 million, respectively.

c)    Impaired assets of financial assets at amortised cost portfolio

The movement produced, during the six-month periods ended June 30,  2019 and 2018, in the balance of financial assets classified at amortised cost and considered doubtful by reason for the credit risk is as follows:

	Millions of euros
	06-30-2019	06-30-2018

Balance as at beginning of period	35,091	37,275
Net additions	4,581	5,070
Written-off assets	(6,246)	(6,140)
Exchange differences and other	343	(267)
Balance as at end of period	33,769	35,938

This amount, after deducting the related allowances, represents the Group's best estimate of the discounted value of the flows that are expected to be recovered from the impaired assets.

d)    Guarantees received

Following is the breakdown of the value of the guarantees received to ensure the collection of the financial assets that comprise the heading of financial assets at amortized cost, distinguishing between real guarantees and other guarantees as of June 30, 2019 and December 31, 2018:

	Millions of euros
	06-30-2019	12-31-2018

Real guarantees value	509,859	460,674
Of which: non-performing risks	12,080	13,566
Other guarantees value	29,298	36,727
Of which: non-performing risks	558	1,131
Total value of the guarantees received	539,157	497,401

e)     Fair value of financial assets not measured at fair value

Following is a comparison of the carrying amounts of the Group’s financial assets measured at other than fair value and their respective fair values at June 30,  2019 and December 31,  2018:

	Millions of euros			Millions of euros
	06-30-2019			12-31-2018
	Carrying amount	Fair value		Carrying amount	Fair value
Financial assets at amortised cost			Financial assets at amortised cost
Loans and advances	941,664	952,624	Loans and advances	908,403	914,013
Central banks	19,450	19,450	Central banks	15,601	15,610
Loans and advances to credit institutions	41,068	41,309	Loans and advances to credit institutions	35,480	35,833
Loans and advances to customers	881,146	891,865	Loans and advances to customers	857,322	862,570
Debt instruments	39,382	40,058	Debt instruments	37,696	38,095
ASSETS	981,046	992,682	ASSETS	946,099	952,108

The main valuation methods and inputs used in the estimation of the fair value of the financial assets of the previous table are detailed in Note 51.c of the consolidated annual accounts for the year 2018.

6.    Non-current assets held for sale

The detail, by nature, of the Group’s non-current assets held for sale at June 30,  2019 and December 31,  2018 is as follows presented by nature:

	Millions of euros
	06-30-2019	06-30-2018

Tangible assets	4,535	5,424
Of which:
Foreclosed assets	4,450	5,334
Of which: Property assets in Spain (*)	3,606	4,488
Other tangible assets held for sale	85	90
Other assets	—	2
	4,535	5,426

(*)  During the first six months of 2019, the sale of foreclosed real estate assets to Cerberus took place, generating EUR 180 million losses.

On June 30,  2019, the allowance that covers the value of the foreclosed assets represents the 49% (December 31,  2018: 49%). The charges recorded in the first six months of 2019 and 2018 amounted to EUR 160 million and EUR 159 million, respectively, and the recoveries undergone during those periods amount to EUR 32 million and EUR 13 million, respectively.

7.   Tangible assets

a)   Changes in the period

In the first six months of 2019 and 2018, tangible assets were acquired for EUR 4,053 million and EUR 4,926 million, respectively.

Also, in the first six months of 2019 and 2018 tangible asset items were disposed of with a carrying amount of EUR 1,004 million and EUR 2,441 million respectively, giving rise to a net gain of EUR 30 million and EUR 18 million, respectively.

b)   Property, plant and equipment purchase commitments

At June 30,  2019 and 2018, the Group did not have any significant commitments to purchase property, plant and equipment items.

8.    Intangible assets

Goodwill

The detail of Intangible Assets - Goodwill at June 30, 2019 and December 31,  2018, based on the cash-generating units giving rise thereto, is as follows:

	Millions of euros
	06-30-2019	12-31-2018

Santander UK	8,288	8,307
Banco Santander (Brasil)	4,554	4,459
Santander Bank Polska	2,431	2,402
Santander Consumer USA	2,115	2,102
Santander Bank, National Association	1,804	1,793
Santander Consumer Germany	1,217	1,217
SAM Investment Holdings Limited	1,173	1,173
Santander Portugal	1,040	1,040
Santander España	1,023	1,023
Banco Santander Chile	644	627
Santander Consumer Nordics	494	502
Grupo Financiero Santander (Mexico)	448	434
Other entities	382	387
Total Goodwill	25,613	25,466

In the first six months of 2019, goodwill increased by EUR 147 million  mainly due to exchange differences  (Note 11), which pursuant to current regulations, were recognised with a debit to Other accumulated results - items that may be reclassified to profit or loss - Exchange differences in equity through the condensed consolidated statement of recognised income and expense.

Note 17 to the consolidated annual accounts for the year ended December 31,  2018 includes detailed information on the procedures followed by the Group to analyse the potential impairment of the goodwill recognised with respect to its recoverable amount and to recognise the related impairment losses, where appropriate.

Accordingly, based on the analysis performed of the available information on the performance of the various cash-generating units which might evidence the existence of indicators of impairment, the Group’s directors concluded that in the first six months of 2019 there were no impairment losses which required recognition.

9.   Financial liabilities

a)   Breakdown

The following is a breakdown of the Group's financial liabilities, other than the balances corresponding to the Derivatives - hedge accounting heading, as of June 30,  2019 and December 31,  2018, presented by nature and categories for valuation purposes:

	Millions of euros
	06-30-2019			12-31-2018
	Financial liabilities held for trading	Financial liabilities designated at fair value through profit or loss	Financial liabilities at amortised cost	Financial liabilities held for trading	Financial liabilities designated at fair value through profit or loss	Financial liabilities at amortised cost

Derivatives	58,341	—	—	55,341	—	—
Short Positions	15,846	—	—	15,002	—	—
Deposits	—	56,990	937,710	—	65,304	903,101
Central banks	—	8,836	71,778	—	14,816	72,523
Credit institutions	—	10,305	89,030	—	10,891	89,679
Customer	—	37,849	776,902	—	39,597	740,899
Debt instruments	—	3,117	251,672	—	2,305	244,314
Other financial liabilities	—	130	34,812	—	449	24,215
Total	74,187	60,237	1,224,194	70,343	68,058	1,171,630

b)   Information on issues, repurchases or redemptions of debt instruments issued

The detail of the balance of debt instruments issued according to their nature is:

	Millions of euros
	06-30-2019	12-31-2018
Bonds and debentures outstanding	202,464	195,498
Subordinated	21,277	23,676
Promissory notes and other securities	31,048	27,445
Total debt instruments issued	254,789	246,619

The detail, at June 30,  2019 and 2018, of the outstanding balance of the debt instruments, excluding promissory notes, which at these dates had been issued by the Bank or any other Group entity is disclosed below. Also included is the detail of the changes in this balance in the first six months of 2019 and 2018:

	Millions of euros
	06-30-2019
	Opening balance at 01-01-19	Perimeter	Issues	Repurchases or redemptions	Exchange rate and other adjustments	Closing balance at 06-30-19

Bonds and debentures outstanding	195,498	—	32,105	(26,713)	1,574	202,464
Subordinated	23,676	—	1,056	(3,502)	47	21,277
Bonds and debentures outstanding and subordinated liabilities issued	219,174	—	33,161	(30,215)	1,621	223,741

	Millions of euros
	06-30-2018
	Opening balance at 01-01-18	Perimeter	Issues	Repurchases or redemptions	Exchange rate and other adjustments	Closing balance at 06-30-18

Bonds and debentures outstanding	176,719	—	35,957	(29,081)	(765)	182,830
Subordinated	21,382	—	2,987	(644)	89	23,814
Bonds and debentures outstanding and subordinated liabilities issued	198,101	—	38,944	(29,725)	(676)	206,644

In April 2019, Banco Santander, S.A. announced its decision to carry out the optional early redemption of all outstanding Series II/2014 Non-Step-Up Non-Cumulative Contingent Convertible Perpetual Preferred Tier 1 Securities, with a nominal total value of USD 1,500 million (EUR 1,345 million) which are traded on the Global Exchange Market of the Irish Stock Exchange.

In February 2019 the Group announced that it had completed the placement of preferred securities contingently convertible into newly issued ordinary shares of the Bank, excluding preemptive subscription rights and for a nominal value of USD 1,200 million (EUR 1,056 million) (the “Issue” and the “CCPS”).

The CCPS were issued at par and its remuneration has been set at 7.50% on an annual basis for the first five years. The payment of the remuneration of the CCPS is subject to certain conditions and to the discretion of the Bank. After that, it will be reviewed every five years by applying a margin of 498.9 basis points on the 5-year Mid-Swap Rate.

In March 2018, Banco Santander, S.A. communicated that the placement of preference shares contingently convertible into newly issued ordinary shares of the Bank was carried out, excluding the right of preferential subscription of its shareholders and for a nominal amount of EUR 1,500 million (the "Issuance" and the CCPSs").

The Issuance was made at par and the remuneration of the CCPSs, whose payment is subject to certain conditions and is also discretionary, was fixed at an annual 4.75% for the first seven years, being revised thereafter every five years applying a margin of 409.7 basis points over the  5-year Euro Mid-Swap Rate.

c)    Other issues guaranteed by the Group

At June 30,  2019 and 2018, there were no debt instruments issued by associates or non-Group third parties that had been guaranteed by the Bank or any other Group entity.

d)   Fair value of financial liabilities not measured at fair value

Following is a comparison between the value by which the Group’s financial liabilities are recorded that are measured using criteria other than fair value and their corresponding fair value at June 30,  2019 and December 31,  2018:

	Millions of euros
	06-30-2019		12-31-2018
	Carrying amount	Fair value	Carrying amount	Fair value
Deposits	937,710	937,371	903,101	902,680
Central banks	71,778	71,362	72,523	72,039
Credit institutions	89,030	89,078	89,679	89,662
Customer	776,902	776,931	740,899	740,979
Debt instruments	251,672	259,005	244,314	247,029
Other financial liabilities	34,812	34,860	24,215	24,197
Liabilities	1,224,194	1,231,236	1,171,630	1,173,906

The main valuation methods and inputs used in the estimation of the fair value of the financial liabilities in the previous table are detailed in Note 51.c of the consolidated annual accounts for 2018, other than those mentioned in these interim financial statements.

10.   Provisions

a)    Provisions for Pensions and other post-retirements obligations and Other long term employee benefits

The variation experienced by the balance of the Pensions and other post-retirements obligations and other long term employee benefits from December 31,  2018 to June 30,  2019, is mainly due to higher actuarial losses in the semester as a result of changes in actuarial assumptions (Note 11.c), as well as the provision for pre-retirement (under the restructuring plan of Spain, some of its employees have been offered the possibility of availing themselves of a pre-retirement and incentivised retirement plan, providing a provision for an amount of EUR 615 millions).

b)    Provisions for taxes and other legal contingencies and Other provisions

Set forth below is the detail, by type of provision, of the balances at June 30,  2019 and at December 31,  2018 of Provisions for taxes and other legal contingencies and Other provisions. The types of provision were determined by grouping together items of a similar nature:

	Millions of euros
	06-30-2019	12-31-2018

Provisions for taxes	831	864
Provisions for employment-related proceedings (Brazil)	845	859
Provisions for other legal proceedings	1,477	1,451
Provision for customer remediation	689	652
Regulatory framework-related provisions	83	105
Provision for restructuring	689	492
Other	1,305	1,226
	5,919	5,649

Relevant information is set forth below in relation to each type of provision shown in the preceding table.

The provisions for taxes include provisions for tax-related proceedings.

The provisions for employment-related proceedings (Brazil) relate to claims filed by trade unions, associations, the prosecutor's office and ex-employees claiming employment rights to which, in their view, they are entitled, particularly the payment of overtime and other employment rights, including litigation concerning retirement benefits. The number and nature of these proceedings, which are common for banks in Brazil, justify the classification of these provisions in a separate category or as a separate type from the rest. The Group calculates the provisions associated with these claims in accordance with past experience of payments made in relation to claims for similar items. When claims do not fall within these categories, a case-by-case assessment is performed and the amount of the provision is calculated in accordance with the status of each proceeding and the risk assessment carried out by the legal advisers.

The provisions for other legal proceedings include provisions for court, arbitration or administrative proceedings (other than those included in other categories or types of provisions disclosed separately) brought against Santander Group companies.

The provisions for customer remediation include the estimated cost of payments to remedy errors relating to the sale of certain products in the UK, the estimated cost of the floor clauses of Banco Santander, S.A. (from the former Banco Popular, S.A.U.), as well as the estimated cost of the claims related to the bonds and funds sales closed in Puerto Rico. To calculate the provision for customer remediation, the best estimate of the provision made by management is used, which is based on the estimated number of claims to be received and, of these, the number that will be accepted, as well as the estimated average payment per case.

The regulatory framework-related provisions include mainly the provisions for the extraordinary contribution to FSCS (Financial Services Compensation Scheme) and the Bank Levy in the UK, and those relating to Banking Tax in Poland.

The provisions for restructuring include only the direct costs arising from restructuring processes carried out by the various Group companies.

Qualitative information on the main litigation is provided in Note 10.c.

Our general policy is to record provisions for tax and legal proceedings in which we assess the chances of loss to be probable and we do not record provisions when the chances of loss are possible or remote. We determine the amounts to be provided for as our best estimate of the expenditure required to settle the corresponding claim based, among other factors, on a case-by-case analysis of the facts and the legal opinion of internal and external counsel or by considering the historical average amount of the loss incurred in claims of the same nature. The definitive date of the outflow of resources embodying economic benefits for the Group depends on each obligation. In certain cases, the obligations do not have a fixed settlement term and, in others, they depend on legal proceedings in progress.

The changes in provisions arising from civil contingencies and legal nature are disclosed in this note.

Regarding the provisions for labor processes and others of a legal nature, Brazil has charged EUR 85 million and EUR 73 million, respectively, with payments of EUR 134 million and EUR 90 million , respectively.

Regarding the provisions arising for customer remediation, EUR 80 million provisions in United Kingdom and EUR 47 million provisions in Puerto Rico for customer compensation have been allocated, partially offset with EUR 78 million provisions in United Kingdom and EUR 21 million provisions in Puerto Rico used, and Banco Popular, S.A.U., which an amount of EUR 40 million has been used in the period from floor clauses.

Regarding in provisions constituted by regulatory framework, EUR 48 million in the six-month period in United Kingdom has been used (Bank Levy and FSCS). In addition, EUR 61 million have been charged and paid in the semester in Poland.

In addition, in the provisions for restructuring, Spain has set aside EUR 242 million, the United Kingdom EUR 124 million and EUR 22 million in Poland. This increase is partially offset by payments of EUR 92 million in Spain, EUR 30 million both in the United Kingdom and Germany and EUR 13 million in Poland.

c)    Litigation and other matters

i. Tax-related litigation

At June 30, 2019 the main tax-related proceedings concerning the Group were as follows:

-      Legal actions filed by Banco Santander (Brasil) S.A. and certain Group companies in Brazil challenging the increase in the rate of Brazilian social contribution tax on net income from 9% to 15% stipulated by Interim Measure 413/2008, ratified by Law 11.727/2008, a provision having been recognised for the amount of the estimated loss. Due to recent unfavourable decisions of the courts, the Group in Brazil has withdrawn their actions and paid the amount claimed, using the existing provision.

-      Legal actions filed by Banco Santander (Brasil) S.A. and other Group entities to avoid the application of Law 9.718/98, which modifies the basis to calculate PIS and COFINS social contribution, extending it to all the entities income, and not only to the income from the provision of services. In relation of Banco Santander (Brasil) S.A. process, in May 2015 the Federal Supreme Court (FSC) admitted the extraordinary appeal filed by the Federal Union regarding PIS, and dismissed the extraordinary appeal lodged by the Brazilian Public Prosecutor's Office regarding COFINS contribution, confirming the decision of Federal Regional Court favourable to Banco Santander (Brasil) S.A. of August 2007. The appeals filed by the other entities before the Federal Supreme Court, both for PIS and COFINS, are still pending. The risk is classified as possible and there is a provision for the amount of the estimated loss.

-      Banco Santander (Brasil) S.A. and other Group companies in Brazil have appealed against the assessments issued by the Brazilian tax authorities questioning the deduction of loan losses in their income tax returns (IRPJ and CSLL) in relation to different administrative processes of various years on the ground that the requirements under the applicable legislation were not met. The appeals are pending decision in CARF. No provision was recognised in connection with the amount considered to be a contingent liability.

-      Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against several municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services. There are several cases in different judicial instances.  No provision was recognised in connection with the amount considered to be a contingent liability.

-      Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. There are several cases in different judicial instances. A provision was recognised in connection with the amount of the estimated loss.

-      In May 2003 the Brazilian tax authorities issued separate infringement notices against Santander Distribuidora de Títulos e Valores Mobiliarios Ltda. (DTVM, currently Santander Brasil Tecnologia S.A.) and Banco Santander (Brasil) S.A. in relation to the Provisional Tax on Financial Movements (CPMF) of the years 2000, 2001 and part of 2002. In July 2015, after the unfavourable decision of CARF, both entities appealed at Federal Justice in a single proceeding. In June 2019 this action has been dismissed, and the resolution has been appealed to the higher court. There is a provision recognised for the estimated loss.

-      In December 2010 the Brazilian tax authorities issued an infringement notice against Santander Seguros S.A. (Brazil), currently Zurich Santander Brasil Seguros e Previdência S.A., as the successor by merger to ABN AMRO Brasil dois Participações S.A., in relation to income tax (IRPJ and CSLL) for 2005, questioning the tax treatment applied to a sale of shares of Real Seguros, S.A. Actually it is appealed before the CARF. As the former parent of Santander Seguros S.A. (Brasil), Banco Santander (Brasil) S.A. is liable in the event of any adverse outcome of this proceeding. No provision was recognised in connection with this proceeding as it is considered to be a contingent liability.

-      In November 2014 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to corporate income tax (IRPJ and CSLL) for 2009 questioning the tax-deductibility of the amortisation of the goodwill of Banco ABN AMRO Real S.A. performed prior to the absorption of this bank by Banco Santander (Brasil) S.A., but accepting the amortisation performed after the merger. Actually it is appealed before the Higher Chamber of CARF. No provision  was recognised in connection with this proceeding as it was considered to be a contingent liability.

-      Banco Santander (Brasil) S.A. has also appealed against infringement notices issued by the tax authorities questioning the tax deductibility of the amortisation of the goodwill arising on the acquisition of Banco Comercial e de Investimento Sudameris S.A from years 2007 to 2012. No provision was recognised in connection with this matter as it was considered to be a contingent liability.

-      Banco Santander (Brasil) S.A. and other companies of the Group in Brazil are undergoing administrative and judicial procedures against Brazilian tax authorities for not admitting tax compensation with credits derived from other tax concepts, not having registered a provision for such amount since it is considered to be a contingent liability.

-      Banco Santander (Brasil) S.A. is involved in appeals in relation to infringement notices initiated by tax authorities regarding the offsetting of tax losses in the CSLL (‘Social Contribution on Net Income’) of year 2009. The appeal is pending decision in CARF. A provision was recognised in connection with the amount of the estimated loss.

-      Legal action brought by Sovereign Bancorp, Inc. (currently Santander Holdings USA, Inc.) claiming its right to take a foreign tax credit for taxes paid outside the United States in fiscal years 2003 to 2005 as well as the related issuance and financing costs. On July 17,  2018, the District Court finally ruled against Santander Holdings USA, Inc. Final resolution is anticipated within the coming months, with no effect on income, as it is fully provisioned.

-      Banco Santander has appealed before European Courts the Decisions 2011/5/CE of October 28,  2009, and 2011/282/UE of January 12,  2011 of the European Commission, ruling that the deduction regulated pursuant to Article 12.5 of the Corporate Income Tax Law constituted illegal State aid. On November 2018 the General Court confirmed these Decisions but these judgements have been appealed at the Court of justice of the European Union. The Group has not recognised provisions for these suits since they are considered to be a contingent liability.

At the date of approval of these interim financial statements certain other less significant tax-related proceedings were also in progress.

ii. Non-tax-related proceedings

At June 30,  2019, the main non-tax-related proceedings concerning the Group were as follows:

-      Payment Protection Insurance (PPI): claims associated with the sale by Santander UK plc of payment protection insurance or PPI to its customers. As of June 30,  2019, the remaining provision for PPI redress and related costs amounted to GBP 247.9 million (EUR 277 million). An additional net provision of GBP 70 million (EUR 80 million) in the first semester of 2019 reflecting an increase in claims volumes and additional industry activities taking into account guidance provided by the FCA (Financial Conduct Authority), in advance of the PPI claims deadline on August 29, 2019. This provision represents management’s best estimate of Santander UK plc future liability in respect of mis-selling of PPI policies and is based on recent claims experience and consideration of the FCA guidance. It has been calculated using key assumptions such as the estimated number of customer complaints received, the number of rejected misselling claims that will be in scope for Plevin and Recurring Non Disclosure of Commission redress, and the determination of liability with respect to a specific portfolio of claims. The provision will be subject to continuous review, taking into account the impact of any further claims received and FCA guidance.

-      Delforca: dispute arising from equity swaps entered into by Gaesco (now Delforca 2008, S.A.) on shares of Inmobiliaria Colonial, S.A. Banco Santander, S.A. is claiming to Delforca a total of EUR 66 million from the liquidation of the swaps. Mobiliaria Monesa, S.A. (Delforca’s parent company) has commenced a civil proceeding against the Bank claiming damages which, as of date have not been determined. The proceeding has been stayed because the jurisdiction of the Court has been challenged. Within insolvency proceedings before the Commercial Court, both Delforca and Mobiliaria Monesa have instigated a claim against the Bank seeking the recovery of EUR 56.8 million that the Bank received from the liquidation of the swap. The Bank has filed a claim against Delforca seeking the Bank's recognition of its right to receive the credit. The Bank has not recognised any provisions in this connection.

-      Former employees of Banco do Estado de São Paulo S.A., Santander Banespa, Cia. de Arrendamiento Mercantil: a claim was filed in 1998 by the association of retired Banespa employees (AFABESP) requesting the payment of a half-yearly bonus contemplated in the by-laws of Banespa in the event that Banespa obtained a profit and that the distribution of this profit were approved by the Board of Directors. The bonus was not paid in 1994 and 1995 since Banespa had not made a profit during those years. Partial payments were made from 1996 to 2000, as approved by the Board of Directors. The relevant clause was eliminated in 2001. The Regional Labor Court and the High Employment Court ordered Santander Brasil, as successor to Banespa, to pay this half-yearly bonus for the period from 1996 to the present. On March 20,  2019, a decision from the Federal Supreme Court (Supremo Tribunal Federal, or “STF”) rejected the extraordinary appeal filed by Santander Brasil. A rescission action to revert the decision in the main process has been filed by Santander Brasil. The current court decision does not define a specific amount to be paid by the defendants (this would only be determined once a final decision is issued and the enforcement process has begun).

-      “Planos Económicos”: like the rest of the banking system in Brasil, Santander Brasil has been the target of customer complaints and collective civil suits stemming from legislative changes and its application to bank deposits, fundamentally ('economic plans'). At the end of 2017, there was an agreement between regulatory entities and the Brazilian Federation of Banks (Febraban), already approved by the Supremo Tribunal Federal, with the purpose of closing the lawsuits. Discussions focused on specifying the amount to be paid to each affected client according to the balance in their notebook at the time of the Plan. Finally, the total value of the payments will depend on the number of endorsements they have made and the number of savers who have demonstrated the existence of the account and its balance on the date the indexes were changed. In November 2018, the STF ordered the suspension of all economic plan processes for two years from February 2018.The provisions recorded for the economic plan processes are considered sufficient.

-      CNMC: after an administrative investigation on several financial entities, including Banco Santander, S.A., in relation to possible collusive practices or price-fixing agreements, as well as exchange of commercially sensitive information in relation to financial derivative instruments used as hedge of interest rate risk for syndicated loans, on February 13,  2018, the Competition Directorate of the Spanish “National Commission for Antitrust and Markets” (CNMC) published its decision, by which it fined the Bank and another three financial institutions with EUR 91 million (EUR 23.9 million for the Bank) for offering interest rate derivatives in breach of Articles 1 of the Spanish Act 15/2007 on Defence of Competition and 101 of the Treaty of Functioning of the European Union. According to the CNMC, there would be evidence that there was coordination between the hedging banks/lenders to coordinate the price of the derivatives and offer clients, in each case, a price different from the “market price”. This decision has been appealed before the Spanish National Court by the Bank, that has already paid the fine.

-

Floor clauses (“cláusulas suelo”): As a consequence of the acquisition of Banco Popular, S.A.U, the Group has been exposed to a material number of transactions with floor clauses. The so-called "floor clauses" or minimum clauses are those under which the borrower accepts a minimum interest rate to be paid to the lender, regardless of the applicable reference interest rate. Banco Popular Español, S.A.U. included "floor clauses" in certain asset transactions with customers. In relation to this type of clauses, and after several rulings made by the Court of Justice of the European Union and the Spanish Supreme Court, and the extrajudicial process established by the Spanish Royal Decree-Law 1/2017, of January  2, Banco Popular Español, S.A.U. made extraordinary provisions that were updated in order to cover the effect of the potential return of the excess interest charged for the application of the floor clauses between the contract date of the corresponding mortgage loans and May 2013. The Group considered that the maximum risk associated with the floor clauses applied in its contracts with consumers, in the most severe and not probable scenario, would amount to approximately EUR 900 million, as initially measured and without considering the returns performed. For this matter, after the purchase of Banco Popular Español, S.A.U., EUR 396 million provisions have been used by the Group (EUR 238 million in 2017, EUR 119 million in 2018 and EUR 39 million in the first semester of 2019) mainly for refunds as a result of the extrajudicial process mentioned above. As of June 30,  2019, the amount of the Group's provisions in relation to this matter amounts to EUR 85 million.

-      Banco Popular´s acquisition: considering the declaration setting out the resolution of Banco Popular Español, S.A.U., the redemption and conversion of its capital instruments and the subsequent transfer to Banco Santander, S.A. of the shares resulting from this conversion in exercise of the resolution instrument involving the sale of the institution's business, in the application accordance with the single resolution framework regulation referred to in Note 3 of the 2018 consolidated annual accounts, some investors have filed claims against the EU’s Single Resolution Board decision, the FROB's resolution executed in accordance to the aforementioned decision, and claims have been filed and may be filed in the future against Banco Santander, S.A. or other Santander Group companies deriving from or related to the acquisition of Banco Popular Español, S.A.U.. There are also criminal investigations in progress led by the Spanish National Court in connection with Banco Popular Español, S.A.U., although not with its acquisition. On January 15,  2019, the Spanish National Court, applying article 130.2 of the Spanish Criminal Code, declared the Bank the successor entity to Banco Popular Español, S.A.U. (following the merger of the Bank and Banco Popular Español, S.A.U. on September 28,  2018), and, as a result, determined that the Bank assumed the role of the party being investigated in the criminal proceeding.

The decision was appealed and on April 30,  2019, the Spanish National Court ruled in favor of Banco Santander, S.A. declaring that Banco Santander, S.A. cannot inherit Banco Popular's potential criminal liability. This ruling was appealed by some of the accusing parties, the appeal was non-accepted by the Spanish National Court and those accusing parties have appealed the non-acceptance before the Supreme Court.

At this time it is not possible to foresee the total number of lawsuits and additional claims that could be put forth by the former shareholders, nor their economic implications (particularly considering that the resolution decision in application of the new laws is unprecedented in Spain or any other Member State of the European Union and that possible future claims might not specify any specific amount, allege new legal interpretations or involve a large number of parties). The estimated cost of the potential compensation to the shareholders of Banco Popular Español, S.A.U. has been accounted for as disclosed in the aforementioned Note 3.

-      German shares investigation: the Cologne Public Prosecution Office is conducting an investigation against the Bank, and other group entities based in UK - Santander UK plc, Abbey National Treasury Services plc and Cater Allen International Limited -, in relation to a particular type of tax dividend linked transactions known as cum-ex transactions. The Group is cooperating with the German authorities. As the investigations are at preliminary stage, the results and the effects for the Group, which may potentially include the imposition of financial penalties, cannot be anticipated. The Bank has not recognised any provisions in this connection in relation to the potential imposition of financial penalties.

-      Attorneys General Investigation of auto loan securitisation transactions and fair lending practices: in October 2014, May 2015, July 2015 and February 2017, Santander Consumer USA Inc. (SC) received subpoenas and/or Civil Investigative Demands (CIDs) from the Attorneys General of the U.S. states of California, Illinois, Oregon, New Jersey, Maryland and Washington under the authority of each state's consumer protection statutes. SC was informed that these states serve on behalf of a group of 32 state Attorneys General. The subpoenas contain broad requests for information and the production of documents related to SC’s underwriting, securitization, the recovery efforts servicing and collection of nonprime vehicle loans. SC has responded to these requests within the deadlines specified in the CIDs and has otherwise cooperated with the Attorneys General with respect to this matter. The provisions recorded for this investigation are considered sufficient.

-      Financial Industry Regulatory Authority (“FINRA”) Puerto Rico Arbitrations: as of June 30,  2019, Santander Securities LLC (SSLLC) had received 670 FINRA arbitration cases related to Puerto Rico bonds and Puerto Rico closed-end funds (CEFs). The statements of claims allege, among other things, fraud, negligence, breach of fiduciary duty, breach of contract of the acquirers, unsuitability, over-concentration of the investments and defect to supervise. There were 433 arbitration cases that remained pending as of June 30,  2019. The provisions recorded for these matters are considered sufficient.

As a result of various legal, economic and market factors impacting or that could impact of the value Puerto Rico bonds and CEFs, it is possible that additional arbitration claims and/or increased claim amounts may be asserted against SSLLC in future periods.

IRPH Index: a portion of our Spanish mortgage loan portfolio bears interest at a rate indexed to the Índice de Referencia de Préstamos Hipotecarios known as "IRPH," which, at the time the contracts were entered into, served as reference rate for mortgage loan agreements in Spain and was published by the Bank of Spain. Consumers in Spain have brought lawsuits against most of the Spanish banking sector alleging that the use and related disclosures of such rate did not comply with the transparency requirements of European regulation. On December 14, 2017, the Supreme Court of Spain ruled that these clauses were valid, as the IRPH is an official rate and therefore non-subject to transparency requirements. The matter has been referred to the Court of Justice of the European Union through a preliminary ruling procedure. Pending the outcome of this referral, the IRPH remains valid as a result of the decision of the Supreme Court of Spain.

In the event the Court of Justice of the European Union questions these clauses, it would need to be determined the effects of the decision which carries the uncertainty as to the interest rate that would apply to the relevant mortgage loans. Additionally, it is unclear whether such a ruling by the Court of Justice of the European Union would have retroactive effect and to what extent.

The uncertainty regarding the ruling by the Court of Justice of the European Union as well as the effects of such ruling make estimating the potential exposure difficult. Currently, the balance of the relevant mortgage loans held by us equals approximately EUR 4.3 billion. Although it is considered that the decision of the Supreme Court of Spain is well-founded, an unfavorable decision by the Court of Justice of the European Union could result in the charge of a material provision.

Banco Santander has been sued in a legal proceeding in which the plaintiff alleges that a contract was concluded whereby he would be entrusted with the functions of CEO of the Bank. In the complaint, the claimant mainly requests a declaratory ruling that affirms the validity and conclusion of such contract and its enforcement together with the payment of certain amounts. If the main request is not granted, the claimant seeks compensation for a total amount of approximately EUR 112 million or, an alternative relief for other minor amounts. Banco Santander, S.A. will answer to this complaint.

CHF Polish Mortgage Loans: On May 14,  2019, the Advocate General of Court of Justice of the European Union (CJEU) issued a non-binding opinion in relation to a lawsuit against an unrelated bank in Poland regarding unfair contractual clauses in consumer agreements, specifically the consequences of potentially unfair contractual clauses in CHF-indexed loan agreements. The Advocate General concluded that if the FX difference clause is deemed to be unfair, the agreement may be converted to an agreement on a PLN loan with an interest rate based on CHF LIBOR or it may be rendered null and void, as decided by the domestic court. In consultation with the Polish Bank Association (ZBP), the defendant bank filed for rehearing, enclosing a written opinion of the ZBP which pointed to a significant risk of the CJEU ruling based on incorrect legal assumptions presented in the opinion of the Advocate General. The decision by the CJEU is pending.

The uncertainty regarding the ruling by the Court of Justice of the European Union as well as the effects of such ruling make estimating the potential exposure difficult. An unfavorable decision by the Court of Justice of the European Union could result in the charge of a material provision. As at June 30,  2019, the Group has a portfolio of mortgage loans denominated in, or indexed to, CHF of approximately PLN 10,116 million (EUR 2,380 million).

The Bank and the other Group companies are subject to claims and, therefore, are party to certain legal proceedings incidental to the normal course of their business including those in connection with lending activities, relationships with employees and other commercial or tax matters.

With the information available to it, the Group considers that, at June 30,  2019, it had reliably estimated the obligations associated with each proceeding and had recognised, where necessary, sufficient provisions to cover reasonably any liabilities that may arise as a result of these tax and legal risks. Subject to the qualifications made, it also believes that any liability arising from such claims and proceedings will not have, overall, a material adverse effect on the Group’s business, financial position or results of operations.

11.   Equity

In the six-month periods ended June 30, 2019 and 2018 there were no quantitative or qualitative changes in the Group's equity other than those indicated in the condensed consolidated statements of changes in total equity.

a)	Capital

As of June 30, 2019 and December 31, 2018, the Bank's capital stock was represented by 16,236,573,942 shares, with a nominal amount of EUR 8,118 million, in both dates.

b)	Breakdown of other comprehensive income - Items not reclassified to profit or loss and Items that may be reclassified to profit or loss

	Millions of euros
	06-30-2019	12-31-2018
Other comprehensive income accumulated	(21,425)	(22,141)
Items not reclassified to profit or loss	(3,625)	(2,936)
Actuarial gains or losses on defined benefit pension plans	(4,141)	(3,609)
Non-current assets held for sale	—	—
Share in other income and expenses recognised in investments, joint ventures and associates	1	1
Other valuation adjustments	—	—
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income	527	597
Inefficacy of fair value hedges of equity instruments measured at fair value with changes in other comprehensive income	—	—
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income (hedged item)	—	—
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income (hedging instrument)	—	—
Changes in the fair value of financial liabilities measured at fair value through profit or loss attributable to changes in credit risk	(12)	75
Items that may be reclassified to profit or loss	(17,800)	(19,205)
Hedge of net investments in foreign operations (effective portion)	(5,074)	(4,312)
Exchange differences	(14,927)	(15,730)
Hedging derivatives. Cash flow hedges (effective portion)	393	277
Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income	2,051	828
Hedging instruments (items not designated)	—	—
Non-current assets held for sale	—	—
Share in other income and expenses recognised in investments, joint ventures and associates	(243)	(268)

c)  Other comprehensive income - Items not reclassified to profit or loss - Actuarial gains or losses on defined benefit pension plans

The changes in the balance of Other comprehensive income - Items not reclassified to profit or loss - Actuarial gains or losses on defined benefit pension plans include the actuarial gains or losses generated in the period and the return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset), less the administrative expenses and taxes inherent to the plan, and any change in the effect of the asset ceiling. Its variation is shown in the condensed consolidated statement of Recognised income and expense.

During the first six months of 2019 actuarial losses (net of actuarial gains) on defined benefit pension plans amounts to EUR 833 million, which main impact is:

-

Increase of EUR 314 million in the accumulated actuarial losses corresponding to the Group's businesses in the United Kingdom, mainly due to the variation in the discount rate (decrease from 2.90% to 2.35%).

-

Increase of EUR 304 million in the accumulated actuarial losses corresponding to the Group's businesses in the Brazil, mainly due to the variation in the discount rate (decrease from 9.11% to 7.72%, for pension plans and from 9.26% to 7.86% for medical plans).

-	Increase of EUR 161 million in the accumulated actuarial losses corresponding to the Group's businesses in the Spain, mainly due to the variation in the discount rate (decrease from 1.55% to 1.10)%.

Likewise, the differences in the cumulative actuarial gains and losses account for an increase of EUR 54 million, as a consequence of the evolution of exchange rates and other effects.

d)	Other comprehensive income - Items not reclassified to profit or loss – Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income

Includes the net amount of unrealised fair value changes in equity instruments at fair value with changes in other comprehensive income.

Below is a breakdown of the composition of the balance as of June 30, 2019 under “Other comprehensive income - Items that cannot be reclassified to profit or loss - Changes in the fair value of debt equity measured at fair value with changes in other comprehensive income depending on the geographical origin of the issuer”:

	Millions of euros
	06-30-2019				12-31-2018
			Net				Net
	Revaluation	Revaluation	revaluation	Fair	Revaluation	Revaluation	revaluation	Fair
	gains	losses	gains/(losses)	value	gains	losses	gains/(losses)	value
Equity instruments
Domestic
Spain	19	(444)	(425)	185	20	(216)	(196)	417
International
Rest of Europe	60	(78)	(18)	319	160	(76)	84	652
United States	13	—	13	45	9	—	9	42
Latin America and rest	960	(3)	957	2,240	708	(8)	700	1,560
	1,052	(525)	527	2,789	897	(300)	597	2,671
Of which:
Listed	961	(15)	946	2,289	818	(18)	800	1,943
Unlisted	91	(510)	(419)	500	79	(282)	(203)	728

e)	Other comprehensive income - Items that may be reclassified to profit or loss – Hedges of net investments in foreign operations (effective portion) and exchange differences

Other comprehensive income - Items that may be reclassified to profit or loss - Hedges of net investments in foreign operations (effective portion) includes the net amount of the changes in value of hedging instruments in hedges of net investments in foreign operations, in respect of the portion of these changes considered to be effective hedges.

Other comprehensive income - Items that may be reclassified to profit or loss - Exchange differences includes the net amount of exchange differences arising on non-monetary items whose fair value is adjusted against equity and the differences arising on the translation to euros of the balances of the consolidated entities whose functional currency is not the euro.

The net variation of both headings recognised during the first semester of 2019, recorded in the statement of income and expenses  recognised as a consolidated summary, reflects the effect generated by the appreciation of Brazilian real and the depreciation of the Pound sterling and the US Dollar  (Note 1.e). From this variation, a gain of EUR 144 million corresponds to the valuation at the closing exchange rate of goodwill of the semester (Note 8).

f)	Other comprehensive income – Items that may be reclassified to profit or loss – Changes in the fair value of debt instruments measured at fair value through other comprehensive income

Includes the net amount of unrealised fair value changes in debt instruments at fair value through other comprehensive income.

Below is a breakdown of the composition of the balance as of June 30, 2019 and December 31, 2018 under Other comprehensive income - Items that can be reclassified to profit or loss - Changes in the fair value of debt instruments measured at fair value through other comprehensive income depending on the type of instrument and the geographical origin of the issuer:

	Millions of euros
	06-30-2019				12-31-2018
			Net				Net
			revaluation				revaluation
	Revaluation	Revaluation	gains/	Fair	Revaluation	Revaluation	gains/	Fair
	gains	losses	(losses)	value	gains	losses	(losses)	value
Debt instruments
Government and central banks debt instruments
Spain	717	(4)	713	29,002	323	(3)	320	38,550
Rest of Europe	679	(32)	647	20,039	373	(55)	318	17,494
Latin America and rest of the world	715	(42)	673	44,820	448	(117)	331	42,599
Private-sector debt instruments	80	(62)	18	21,412	37	(178)	(141)	19,777
	2,191	(140)	2,051	115,273	1,181	(353)	828	118,420

12.   Segment information

For Group management purposes, the primary level of segmentation, by geographical area, comprised at December 31, 2018, five segments: four operating areas plus Corporate Centre. The operating areas, which include all the business activities carried on therein by the Group, are Continental Europe, the United Kingdom, Latin America and the United States, based on the location of the Group’s assets.

As of June 30, 2019 the Group has aligned the information in this note in a manner consistent with the current reporting structure and the way in which Management monitors the Group’s segments and units.

This financial information (“underlying basis”) is computed by adjusting reported results for the effects of certain gains and losses (e.g.: capital gains, write-downs, etc.). These gains and losses are items that management and investors ordinarily identify and consider separately to understand better the underlying trends in the business.

The main changes, which have been applied to all segment information for all periods included in the interim financial statements, are the following:

•

Creation of the new geographic segment Europe that includes the existing units under the previous Continental Europe segment (Spain, Portugal, Poland, Santander Consumer Finance) plus the UK (that was previously a segment on its own and is now a unit under the segment Europe).

•	Creation of the new geographic segment North America that comprises the existing units under the previous US segment plus Mexico.
•	Creation of the new geographic segment South America that comprises the existing units under the previous Latin America segment except for Mexico.
•	Creation of a new reporting segment, Santander Global Platform, which includes the global digital services under a single unit:
-	The fully digital native bank Openbank and Open Digital Services (ODS).
-

Global Payments Services: payments platform to better serve the customers with value propositions developed globally, including Superdigital, Pago FX and the recently launched global business (Global Merchant Services and Global Trade Services).

-	Digital Assets: common digital Assets and Centres of Digital Expertise which help the banks of the Group in their digital transformation.

Following is the breakdown of revenue that is deemed to be recognised under Dividend income, Commission income, Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gain or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net, Other operating income and Income from assets under insurance and reinsurance contracts in the accompanying consolidated income statements for the six-month period ended June 30, 2019 and 2018.

Also, it is disclosed the reconciliation between the adjusted profit and the statutory profit corresponding to the six month period ended June 30, 2019 and 2018:

	Millions of euros
	Revenue from ordinary activities		Profit		Profit before taxes
Segment	06-30-2019	06-30-2018	06-30-2019	06-30-2018	06-30-2019	06-30-2018
Europe	16,190	16,406	2,354	2,422	3,549	3,610
South America	14,420	15,497	1,961	690	3,661	1,265
North America	8,768	7,179	889	1,846	1,594	3,499
Santander Global Platform	61	52	(51)	(23)	(70)	(29)
Corporate Centre	(101)	(178)	(1,108)	(883)	(1,155)	(865)
Underlying Profit	39,338	38,956	4,045	4,052	7,579	7,480
Adjustments	—	—	(814)	(300)	(1,048)	(581)
Statutory Profit	39,338	38,956	3,231	3,752	6,531	6,899

Explanation of adjustments at June 30, 2019:

•	Gains due to the sale of the equity stake in Prisma, with a net impact of EUR 150 million.
•	Losses given the sale of properties with a net impact of EUR -180 million.
•	Restructuring costs in United Kingdom, Poland and Spain with a net impact of EUR-704 million.

•	Provisions for PPI with a net impact of EUR -80 million.

Explanation of adjustments at June 30, 2018:

•

Restructuring costs: The net impact of EUR -300 million on Profit related to restructuring costs in connection with the integration of Banco Popular Español, S.A.U., as follows EUR -280 million in Spain, EUR -40 million in Corporate Centre and EUR 20 million in Portugal.

13.   Related parties

The parties related to the Group are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel (the members of its board of directors and the executive vice presidents, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.

Following is a detail of the transactions performed by the Group with its related parties in the first six months of 2019 and 2018, distinguishing between significant shareholders, members of the Bank’s board of directors, the Bank’s executive vice presidents, Group entities and other related parties. Related party transactions were made on terms equivalent to those that prevail in arm’s-length transactions or, when this was not the case, the related compensation in kind was recognised:

	Millions of euros
	06-30-2019
Expenses and income	Significant shareholders	Directors and executives	Individuals, Group companies or entities	Other related parties	Total

Expenses:
Finance costs	—	—	1	—	1
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of stocks	—	—	—	—	—
Other expenses	—	—	13	—	13
	—	—	14	—	14
Income:
Finance income	—	—	46	—	46
Dividends received	—	—	—	—	—
Services rendered	—	—	—	—	—
Sale of stocks	—	—	—	—	—
Other income	—	—	490	—	490
	—	—	536	—	536

	Millions of euros
	06-30-2019
Other transactions	Significant shareholders	Directors and executives	Individuals, Group companies or entities	Other related parties	Total

Financing agreements: loans and capital contributions (lender)	—	—	617	(6)	611
Financing agreements: loans and capital contributions (borrower)	—	—	289	12	301
Guarantees provided	—	—	(21)	—	(21)
Guarantees received	—	—	—	—	—
Commitments acquired	—	—	75	(24)	51
Dividends and other distributed profit	—	5	—	20	25
Other transactions	—	—	—	—	—

	Millions of euros
	06-30-2019
Balance closing period	Significant shareholders	Directors and executives	Individuals, Group companies or entities	Other related parties	Total

Debt balances:
Customers and commercial debtors	—	—	—	—	—
Loans and credits granted	—	24	7,688	61	7,773
Other collection rights	—	—	515	17	532
	—	24	8,203	78	8,305
Credit balances:
Suppliers and creditors granted	—	—	—	—	—
Loans and credits received	—	35	2,222	77	2,334
Other payment obligations	—	—	42	—	42
	—	35	2,264	77	2,376

	Millions of euros
	06-30-2018
Expenses and income	Significant shareholders	Directors and executives	Individuals, Group companies or entities	Other related parties	Total

Expenses:
Finance costs	—	—	1	1	2
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of stocks	—	—	—	—	—
Other expenses	—	—	47	—	47
	—	—	48	1	49
Income:
Finance income	—	—	33	6	39
Dividends received	—	—	—	—	—
Services rendered	—	—	—	—	—
Sale of stocks	—	—	—	—	—
Other income	—	—	437	14	451
	—	—	470	20	490

	Millions of euros
	06-30-2018
Other transactions	Significant shareholders	Directors and executives	Individuals, Group companies or entities	Other related parties	Total

Financing agreements: loans and capital contributions (lender)	—	1	324	(164)	161
Financing agreements: loans and capital contributions (borrower)	—	2	(251)	335	86
Guarantees provided	—	—	—	31	31
Guarantees received	—	—	—	—	—
Commitments acquired	—	—	75	(2)	73
Dividends and other distributed profit	—	4	—	18	22
Other transactions	—	—	9	220	229

14   Off-balance-sheet exposures

The off-balance-sheet exposures related to balances representing loan commitments, financial guarantees and other commitments granted (recoverables and non recoverables).

Financial guarantees granted include financial guarantees contracts such as financial bank guarantees, credit derivatives, and risks arising from derivatives granted to third parties; non-financial guarantees include other guarantees and irrevocable documentary credits.

Loan and other commitments granted include all off-balance-sheet exposures, which are not classified as guarantees provided, including loans commitment granted.

	Millions of euros
	06-30-19	12-31-18

Loan commitments granted	223,954	218,083
Of which doubtful	339	298
Financial guarantees granted	12,077	11,723
Of which doubtful	161	181
Bank sureties	12,004	11,558
Credit derivatives sold	73	165
Other commitments granted	94,785	74,389
Of which doubtful	889	983
Other granted guarantees	33,447	35,154
Other	61,338	39,235

The breakdown of the off-balance sheet exposure and impairment on June 30, 2019 and December 31, 2018 by impairment stages is EUR 323,500 million and EUR 297,409 million of exposure and EUR 379 million and EUR 382 million of impairment in stage 1, EUR 5,927 million and EUR 5,324 million of exposure and EUR 137 million and EUR 132 million of impairment in stage 2, and EUR 1,389 million and EUR 1,462 million of exposure and EUR 212 million and EUR 265 million of impairment in stage 3, respectively.

15.   Average headcount and number of offices

The average number of employees at the Bank and the Group, by gender, in the six month periods ended June 30, 2019 and 2018 is as follows:

	Bank		Group
Average headcount	06-30-2019	06-30-2018	06-30-2019	06-30-2018

Men	16,240	11,585	91,609	91,051
Women	13,739	9,906	110,789	110,833
	29,979	21,491	202,398	201,884

The increase in the number of employees of the Bank between both periods is due to the merger processes between the Bank and other subsidiaries (mainly Banco Popular).

The number of branches at June 30, 2019 and December 31, 2018 is as follow:

	Group
Number of branches	06-30-2019	12-31-2018

Spain	4,296	4,427
Foreign	8,785	8,790
	13,081	13,217

16.   Other disclosures

a)Valuation techniques for financial assets and liabilities

The following table shows a summary of the fair values, at June 30, 2019 and December 31, 2018, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	Millions of euros
	06-30-19			12-31-18
	Published price			Published price
	quotations in active			quotations in
	markets	Internal models		active markets	Internal models
	(Level 1)	(Levels 2 and 3)	Total	(Level 1)	(Levels 2 and 3)	Total

Financial assets held for trading	44,404	58,170	102,574	37,108	55,771	92,879
Non-trading financial assets mandatorily at fair value through profit or loss	1,695	3,698	5,393	1,835	8,895	10,730
Financial assets at fair value through profit and loss	2,739	70,681	73,420	3,102	54,358	57,460
Financial assets at fair value through other comprehensive income	98,629	19,433	118,062	103,590	17,501	121,091
Hedging derivatives (assets)	—	8,451	8,451	—	8,607	8,607
Financial liabilities held for trading	16,861	57,326	74,187	16,104	54,239	70,343
Financial liabilities designated at fair value through profit or loss	1,350	58,887	60,237	987	67,071	68,058
Hedging derivatives (liabilities)	5	7,262	7,267	5	6,358	6,363
Liabilities under insurance contracts	—	731	731	—	765	765

Financial instruments at fair value, determined on the basis of published price quotations in active markets (Level 1), include government debt instruments, private-sector debt instruments, derivatives traded in organised markets, securitised assets, shares, short positions and fixed-income securities issued.

In cases where price quotations cannot be observed, management makes its best estimate of the price that the market would set, using its own internal models. In most cases, these internal models use data based on observable market parameters as significant inputs (Level 2) and, in some cases, they use significant inputs not observable in market data (Level 3).

In order to make these estimates, various techniques are employed, including the extrapolation of observable market data. The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

During the first semester of 2019, the Group did not make any material transfers of financial instruments between measurement levels other than the transfers included in level 3 table. At this regard, the Group has proceeded to reclassify to level 3 certain government bonds in Brazil that, based on the Group's observability criteria, do not meet the requirements to be considered as observable inputs. Likewise, certain positions (both derivatives and debt instruments) have been reclassified to level 2 with maturities for which there are already observable valuation inputs or for which new sources of recurrent prices have been accessed.

The Group has developed a formal process for the systematic valuation and management of financial instruments, which has been implemented worldwide across all the Group's units. The governance scheme for this process distributes responsibilities between two independent divisions: Treasury (development, marketing and daily management of financial products and market data) and Risk (on a periodic basis, validation of pricing models and market data, computation of risk metrics, new transaction approval policies, management of market risk and implementation of fair value adjustment policies). The approval of new products follows a sequence of steps (request, development, validation, integration in corporate systems and quality assurance) before the product is brought into production. This process ensures that pricing systems have been properly reviewed and are stable before they are used.

The most important products and families of derivatives, and the related valuation techniques and inputs, by asset class, are detailed in the consolidated annual accounts as at December 31, 2018.

As of June 30, 2019, the CVA (Credit Valuation Adjustment) accounted for was EUR 302.2 million  (-13.9% from December 31, 2018 year end) and adjustments of DVA (Debt Valuation Adjustment) was EUR 192.5 million (-26.2% compared to December 31, 2018). The reductions are mainly due to the decrease of credit spreads by more than 30% in the most liquid periods.

Set forth below are the financial instruments at fair value whose measurement was based on internal models (Levels 2 and 3) at June 30, 2019 and December 31, 2018:

	Millions of euros		Millions of euros
	Fair values calculated using		Fair values calculated using
	internal models at		internal models at
	06-30-19 (*)		12-31-18 (*)
	Level 2	Level 3	Level 2	Level 3	Valuation techniques	Main inputs
ASSETS	153,100	7,333	140,659	4,473
Financial assets held for trading	57,567	603	55,033	738
Customers (**)	300	—	205	—	Present value method	Yield curves, FX market prices
Debt instruments and equity instruments	990	74	314	153	Present value method	Yield curves, HPI, FX market prices
Derivatives	56,277	529	54,514	585
Swaps	47,337	191	44,423	185	Present value method, Gaussian Copula (***)	Yield curves, FX market prices, HPI, Basis, Liquidity
Exchange rate options	388	3	617	2	Black-Scholes Model	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate options	3,679	190	3,778	149	Black's Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate futures	11	—	—	—	Present value method	Yield curves, FX market prices
Index and securities options	1,376	113	1,118	198	Black-Scholes Model	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Correlation, Liquidity, HPI
Other	3,486	32	4,578	51	Present value method, Advanced stochastic volatility models and other	Yield curves, Volatility surfaces, FX and EQ market prices, Dividends, Correlation, Liquidity, Others
Hedging derivatives	8,443	8	8,586	21
Swaps	7,906	—	7,704	21	Present value method	FX market prices, Yield curves, Basis
Interest rate options	17	8	20	—	Black's Model	FX market prices, Yield curves, Volatility surfaces
Other	520	—	862	—	Present value method, Advanced stochastic volatility models and other	Yield curves, Volatility surfaces, FX market prices, Credit, Liquidity, Others
Non-trading financial assets mandatorily at fair value through profit or loss	1,747	1,951	7,492	1,403
Equity instruments	1,083	612	985	462	Present value method	Market price, Interest rates curves, Dividends and Others
Debt instruments	653	953	5,085	481	Present value method	Interest rates curves
Loans and receivables (**)	11	386	1,422	460	Present value method, swap asset model & CDS	Interest rates curves and Credit curves
Financial assets designated at fair value through profit or loss	69,664	1,017	53,482	876
Central banks	7,105	—	9,226	—	Present value method	Interest rates curves, FX market prices
Credit institutions	39,760	50	22,897	201	Present value method	Interest rates curves, FX market prices
Customers (****)	22,599	411	21,355	560	Present value method	Interest rates curves, FX market prices, HPI
Debt instruments	200	556	4	115	Present value method	Interest rates curves, FX market prices
Financial assets at fair value through other comprehensive income	15,679	3,754	16,066	1,435
Equity instruments	122	346	455	581	Present value method	Market price, Interest rates curves, Dividends and Others
Debt instruments	15,391	192	14,699	165	Present value method	Interest rates curves, FX market prices
Loans and receivables	166	3,216	912	689	Present value method	Interest rates curves, FX market prices and Credit curves and Liquidity.
LIABILITIES	123,600	606	127,991	442
Financial liabilities held for trading	57,069	257	53,950	289
Derivatives	57,024	257	53,950	289
Swaps	47,255	110	43,489	111	Present value method, Gaussian Copula (***)	Yield curves, FX market prices, Basis, Liquidity, HPI
Exchange rate options	464	—	610	7	Black-Scholes Model	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate options	4,709	32	4,411	26	Black's Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX market prices, Liquidity
Index and securities options	1,365	105	1,233	143	Black-Scholes Model	Yield curves, FX market prices
Interest rate and equity futures	25	—	7	—	Black's Model	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Correlation, Liquidity, HPI
Other	3,206	10	4,200	2	Present value method, Advanced stochastic volatility models and other	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Correlation, Liquidity, HPI
Short positions	45	—	—	—	Present value method	Yield curves ,FX & EQ market prices, Equity
Hedging derivatives	7,260	2	6,352	6
Swaps	6,513	—	5,868	6	Present value method	Yield curves ,FX & EQ market prices, Basis
Interest rate options	8	2	158	—	Black's Model	Yield curves , Volatility surfaces, FX market prices, Liquidity
Other	739	—	326	—	Present value method, Advanced stochastic volatility models and other	Yield curves , Volatility surfaces, FX market prices, Liquidity, Other
Financial liabilities designated at fair value through profit or loss	58,540	347	66,924	147	Present value method	Yield curves, FX market prices
Liabilities under insurance contracts	731	—	765	—

(*)       The internal models of Level 2 implement figures based on the parameters observed in the market, while Level 3 internal models uses significant inputs that are not observable in market data.

(**)     Includes mainly short-term loans and reverse repurchase agreements with corporate customers (mainly brokerage and investment companies).

(***)   Includes credit risk derivatives with a negative net fair value of EUR 2 million recognised in the interim condensed consolidated balance sheet (December 31, 2018: net fair value of EUR 0 million ). These assets and liabilities are measured using the Standard Gaussian Copula Model.

(****) Includes residential mortgages to financial institutions in the United Kingdom (which are regulated and partly financed by the Government). The fair value of these loans has been obtained using observable market variables, including current market transactions of similar amount and guarantees provided by the UK Housing Association. Given that the Government is involved in these entities, credit risk spreads have remained stable and homogeneous in this sector. The results arising from the valuation model are contrasted against current market transactions.

The measurements obtained using the internal models might have been different had other methods or assumptions been used with respect to interest rate risk, to credit risk, market risk and foreign currency risk spreads, or to their related correlations and volatilities. Nevertheless, the Bank’s directors consider that the fair value of the financial assets and liabilities recognised in the consolidated balance sheet and the gains and losses arising from these financial instruments are reasonable.

Level 3 financial instruments

Set forth below are the Group's main financial instruments measured using unobservable market data that constitute significant inputs of the internal models (Level 3):

-Instruments in Santander UK's portfolio (loans, debt instruments and derivatives) linked to the House Price Index (HPI). Even if the valuation techniques used for these instruments may be the same as those used to value similar products (present value in the case of loans and debt instruments, and the Black-Scholes model for derivatives), the main factors used in the valuation of these instruments are the HPI spot rate, the growth rate of that rate, its volatility and mortality rates, which are not always observable in the market and, accordingly, these instruments are considered illiquid

•

The HPI spot rate: for some instruments the NSA HPI spot rate, which is directly observable and published on a monthly basis, is used. For other instruments where regional HPI rates must be used (published quarterly), adjustments are made to reflect the different composition of the rates and adapt them to the regional composition of Santander UK's portfolio.

•

HPI growth rate: this is not always directly observable in the market, especially for long maturities, and is estimated in accordance with existing quoted prices. To reflect the uncertainty implicit in these estimates, adjustments are made based on an analysis of the historical volatility of the HPI, incorporating reversion to the mean.

•

HPI volatility: the long-term volatility is not directly observable in the market but is estimated on the basis of more short-term quoted prices and by making an adjustment to reflect the existing uncertainty, based on the standard deviation of historical volatility over various time periods.

•	Mortality rates: these are based on published official tables and adjusted to reflect the composition of the customer portfolio for this type of product at Santander UK.

-Callable interest rate trading derivatives (Bermudan style options) where the main unobservable input is mean reversion of interest rates.

-Derivatives of negotiation on interest rates, taking asset securitisations and with the redemption rate (CPR) as the main unobservable input as an underlying asset.

-	Derivatives from trading on inflation in Spain, where volatility is not observable in the market.
-	Derivatives on long-term interest rate volatility (more than 30 years) where volatility is not observable in the market at the indicated term.
-	Equity volatility derivatives, specifically indices and equities, where volatility is not observable in the long term.
-

Syndicated loans with the HTC&S business model (Hold to collect and sale) and classified in the fair value category with changes in other accumulated global result, where the cost of liquidity is not directly observable in the market, as well as the prepayment option in favour of the borrower.

The net amount recorded in the results of the first six months of 2019 resulting from the aforementioned valuation models which main inputs are unobservable market data (Level 3) amounts to EUR 68 million benefit approximately (EUR 13 million in June 30, 2018).

The table below shows the effect, at June 30, 2019, on the fair value of the main financial instruments classified as Level 3 of a reasonable change in the assumptions used in the valuation. This effect was determined by applying the probable valuation ranges of the main unobservable inputs detailed in the following table:

					Impacts (in millions of euros)
Portfolio/Instrument				Weighted	Unfavorable	Favorable
(Level 3)	Valuation technique	Main unobservable inputs	Range	average	scenario	scenario
Financial assets held for trading
Trading derivatives	Present Value Method	Curves on TAB indices (*)	(a)	(a)	(0.3)	0.3
		Long-term rates MXN	(a)	(a)	—	—
	Present Value Method, Modified Black-Scholes Model	HPI forward growth rate	0%-5%	2.53%	(4.4)	4.3
		HPI spot rate	n/a	795.75 (**)	(9.8)	9.8
	Interest curves, Price market FX	CPR	n/a	n/a	(163.2)	84.4
Quanto options (c)	Local term volatility and reference strike under the partial differential equation method	Non-existent market volatility, a proxy is used	Beta vs Volatility Surface STOXX50E 69%-62%	Beta 65%	—	—
Financial assets at fair value through other comprehensive income
Debt instruments and equity holdings	Present Value Method, others	Contingencies for litigations	0%-100%	22%	(27.2)	7.7
	Present Value Method, others	Late payment and prepayment rate capital cost long-term profit growth rate	(a)	(a)	(6.6)	6.6
	Present Value Method, others	Interest curves, price market FX and credit curves	(a)	(a)	1.8	(1.8)
	Local Volatility	Long term volatility	n/a	34.0%	244.9	(313.8)
Non-trading financial assets mandatorily at fair value through profit or loss
Credit to customers	Weighted average by probability (according to forecast mortality rates) of European HPI options, using the Black-Scholes model	HPI forward growth rate	0%-5%	2.66%	(5.9)	5.2
Debt instruments and equity instruments		HPI spot rate	n/a	788.41 (**)	(10.7)	10.7
	TD Black	Spain Volatility	n/a	4.7%	2.2	(11.5)
	Asset Swap Model & CDS	Interest and credit curve models	n/a	7.7%	(19.8)	4.4
	Cvx. Adj (SLN)	Long term volatility	n/a	8.0%	(121.2)	105.1
Financial liabilities held for trading
Trading derivatives	Present Value Method, Modified Black-Scholes Model	HPI forward growth rate	0%-5%	2.41%	(7.8)	7.3
		HPI spot rate	n/a	776.48 (**)	(4.3)	5.0
		Curves on TAB indices (*)	(a)	(a)	—	—
	Discounted flows denominated in different currencies	Long term rate MXN	Bid Offer Spread IRS TIIE 2bp - 6bp X-CCY USD/MXN 3bp - 10bp Swaps UDI/MXN 5bp - 10bp	IRS TIIE 3bp X-CCY MXN/USD 4bp Swaps UDI/MXN 10bp	(0.481)	0.480
Hedging Derivatives (Liabilities)	Advances models of local volatility and stochastic	Correlation between prices and shares	55%-75%	65%	Not applicable	Not applicable
	Advanced multi-factor interest rate models	Reversion to average interest rate	0.0001-0.03	0.01 (***)	—	—
Financial liabilities designated at fair value through profit or loss	—	—	—	—	(b)	(b)

(*)      TAB: “Tasa Activa Bancaria” (Active Bank Rate). Average deposit interest rates (over 30, 90, 180 and 360 days) published by the Chilean Association of Banks and Financial Institutions (ABIF) in nominal currency (Chilean peso) and in real terms, adjusted for inflation (Unidad de Fomento - UF).

(**)    There are national and regional HPI indices. The HPI spot value is the weighted average of the indices that correspond to the positions of each portfolio. The impact reported is a change of 10%.

(***)   Theoretical average value of the parameter. The change arising on a favourable scenario is from 0.0001 to 0.03. An unfavourable scenario is not considered as there is insufficient margin for an adverse change from the current parameter level.

(a)       The exercise was conducted for the unobservable inputs described in the “main unobservable inputs” column under probable scenarios. The range and weighted average value used are not shown because the aforementioned exercise was conducted jointly for various inputs or variants thereof (e.g. the TAB input comprises vector-time curves, for which there are also nominal yield curves and inflation-indexed yield curves), and it was not possible to break down the results separately by type of input. In the case of the TAB curve the gain or loss is reported for changes of +/-100 b.p. for the total sensitivity to this index in CLP and CLF. The same is applicable to the MXN interest rates.

(b)       The Group calculates the potential impact on the measurement of each instrument on a joint basis, regardless of whether the individual value is positive (assets) or negative (liabilities), and discloses the joint effect associated with the related instruments classified on the asset side of the consolidated balance sheet.

(c)       No impacts have arisen in Quanto options as the exposure is back to back completely covered.

Lastly, the changes in the financial instruments classified as Level 3 in the first six months of 2019  were as follows:

	01-01-19	Changes						06-30-19
	Fair value			Changes in	Changes in			Fair value
	calculated using			fair value	fair value			calculated using
	internal models	Purchases/	Sales/	recognized in	recognized	Level		internal models
Millions of euros	(Level 3)	Issuances	Settlements	profit or loss	in equity	reclassifications	Other	(Level 3)

Financial assets held for trading	738	58	(46)	45	—	(200)	8	603
Debt instruments	153	13	(24)	(2)	—	(69)	3	74
Trading derivatives	585	45	(22)	47	—	(131)	5	529
Swaps	185	1	(8)	15	—	(3)	1	191
Exchange rate options	2	—	—	1	—	—	—	3
Interest rate options	149	—	—	10	—	31	—	190
Index and securities options	198	33	(11)	21	—	(132)	4	113
Other	51	11	(3)	—	—	(27)	—	32
Hedging derivatives (Assets)	21	8	—	—	—	(21)	—	8
Swaps	21	—	—	—	—	(21)	—	—
Interest rate options	—	8	—	—	—	—	—	8
Trading financial assets at fair value through profit or loss	876	—	(1)	1	—	176	(35)	1,017
Credit institutions	201	—	—	—	—	(151)	-	50
Loans and advances to customers	560	—	(1)	—	—	(112)	(36)	411
Debt instruments	115	—	—	1	—	439	1	556
Non-trading financial assets mandatorily at fair value through profit or loss	1,403	674	(187)	70	—	(7)	(2)	1,951
Loans and advances to customers	460	67	(176)	19	—	—	16	386
Debt instruments	481	493	(2)	3	—	(8)	(14)	953
Equity instruments	462	114	(9)	48	—	1	(4)	612
Financial assets at fair value through other comprehensive income	1,435	3,268	(502)	—	(209)	(316)	78	3,754
TOTAL ASSETS	4,473	4,008	(736)	116	(209)	(368)	49	7,333

Financial liabilities held for trading	289	42	(2)	42	—	(120)	6	257
Trading derivatives	289	42	(2)	42	—	(120)	6	257
Swaps	111	2	—	4	—	(6)	(1)	110
Exchange rate options	7	—	—	—	—	(7)	—	—
Interest rate options	26	—	—	3	—	—	3	32
Index and securities options	143	40	(2)	34	—	(113)	3	105
Others	2	—	—	1	—	6	1	10
Hedging derivatives (Liabilities)	6	2	—	—	—	(6)	—	2
Swaps	6	—	—	—	—	(6)	—	—
Interest rate options	—	2	—	—	—	—	—	2
Financial liabilities designated at fair value through profit or loss	147	291	(2)	6	—	(93)	(2)	347
TOTAL LIABILITIES	442	335	(4)	48	—	(219)	4	606

b)    Sovereign risk with peripheral European countries

The detail at June 30, 2019 and December 31, 2018, by type of financial instrument, of the Group credit institutions’ sovereign risk exposure to Europe’s peripheral countries and of the short positions exposed to them, taking into consideration the scope established by the European Banking Authority (EBA) in the analyses performed on the capital needs of European credit institutions (Note 54 to the consolidated annual accounts for 2018), is as follows:

Sovereign risk by country of issuer/borrower at June 30, 2019 (*)
	Millions of euros
	Debt instruments							MtM Derivatives (****)
	Financial
	assets held for
	trading and			Non-trading
	Financial		Financial	financial
	assets		assets at fair	assets
	designated at		value through	mandatorily	Financial	Loans and
	fair value		other	at fair value	assets at	advances to	Total net
	through profit	Short	comprehensive	through	amortised	customers	direct	Other than
	or loss	positions	income	profit or loss	cost	(**)	exposure	CDSs	CDSs
Spain	6,084	(1,710)	16,379	—	7,249	13,932	41,934	522	—
Portugal	365	(759)	5,633	—	564	3,686	9,489	—	—
Italy	1,151	(159)	3,188	—	387	62	4,629	3	(3)
Ireland	—	—	—	—	—	—	—	(1)	—

(*)          Information prepared under EBA standards. Also, there are government debt instruments on insurance companies balance sheets amounting to EUR 15,005 million (of which EUR 13,131 million, EUR 1,406 million, EUR 466 million and EUR 2 million relate to Spain, Portugal, Italy and Ireland, respectively) and off-balance-sheet exposure other than derivatives – contingent liabilities and commitments– amounting to EUR 5,012 million (of which EUR 4,423 million, EUR 297 million and EUR 292 million to Spain, Portugal and Italy, respectively).

(**)       Presented without taking into account the valuation adjustments recognised (EUR 22 million).

(***)     "Other than CDSs" refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Sovereign risk by country of issuer/borrower at December 31, 2018 (*)
	Millions of euros
	Debt instruments							MtM Derivatives (***)
	Financial
	assets held for
	trading and			Non-trading
	Financial		Financial	financial
	assets		assets at fair	assets
	designated at		value through	mandatorily	Financial	Loans and
	fair value		other	at fair value	assets at	advances to	Total net
	through profit	Short	comprehensive	through	amortised	customers	direct	Other than
	or loss	positions	income	profit or loss	cost	(**)	exposure	CDSs	CDSs
Spain	3,601	(2,458)	27,078	—	7,804	13,615	49,640	407	—
Portugal	72	(115)	4,794	—	277	3,725	8,753	—	—
Italy	477	(681)	—	—	385	80	261	87	—
Ireland	—	—	—	—	—	—	—	2	—

(*)       Information prepared under EBA standards. Also, there are government debt instruments on insurance companies balance sheets amounting to EUR 13,364 million (of which EUR 11,529 million, EUR 1,415 million, EUR 418 million and EUR 2 million relate to Spain, Portugal, Italy and Ireland, respectively) and off-balance-sheet exposure different to derivatives –contingent liabilities and commitments– amounting to EUR 5,622 million (EUR 4,870 million, EUR 366 million and EUR 386 million to Spain, Portugal and Italy, respectively).

(**)     Presented without taking into account the valuation adjustments recognised (EUR 34 million)

(***)  "Other than CDSs" refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

The detail of the Group’s other exposure to other counterparties (private sector, central banks and other public entities that are not considered to be sovereign risks) in the aforementioned countries at June 30, 2019 and December 31, 2018 is as follows:

Exposure to other counterparties by country of issuer/borrower at June 30, 2019 (*)
	Millions of euros
			Debt instruments						Derivatives (***)
			Financial assets	Financial assets at
			held for trading and	fair value through	Non-trading financial		Loans and
	Balances	Reverse	Financial assets	other	assets mandatorily at fair	Financial assets	advances to	Total net
	with central	repurchase	designated at	comprehensive	value through profit or	at amortised	customers	direct	Other than
	banks	agreements	FVTPL	income	loss	cost	(**)	exposure	CDSs	CDSs
Spain	28,154	7,433	614	1,236	322	4,355	196,633	238,747	3,674	2
Portugal	2,179	205	31	38	—	3,561	33,946	39,960	1,084	—
Italy	361	3,618	328	578	—	148	11,016	16,049	740	—
Greece	—	—	—	—	—	—	71	71	33	—
Ireland	—	—	30	1,398	—	21	8,564	10,013	245	—

(*)          Also, the Group has off-balance-sheet exposure other than derivatives -contingent liabilities and commitments- amounting to EUR 85,514 million, EUR 7,951 million, EUR 3,842 million, EUR 200 million and EUR 801 million to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.

(**)        Presented without taking into account valuation adjustments or impairment corrections (EUR 8,304 million).

(***)    “Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Exposure to other counterparties by country of issuer/borrower at December 31, 2018 (*)
	Millions of euros
			Debt instruments						Derivatives (***)
			Financial assets	Financial assets at
			held for trading and	fair value through	Non-trading financial		Loans and
	Balances	Reverse	Financial assets	other	assets mandatorily at fair	Financial assets	advances to	Total net
	with central	repurchase	designated at	comprehensive	value through profit or	at amortised	customers	direct	Other than
	banks	agreements	FVTPL	income	loss	cost	(**)	exposure	CDSs	CDSs
Spain	42,655	8,117	412	1,760	320	2,662	202,149	258,075	3,880	(6)
Portugal	1,369	—	11	90	—	3,821	33,596	38,887	1,132	—
Italy	51	6,296	84	635	—	—	10,830	17,896	253	—
Greece	—	—	—	—	—	—	80	80	28	—
Ireland	—	—	21	1,093	16	25	10,633	11,788	127	—

(*)       Also, the Group has off-balance-sheet exposure other than derivatives -contingent liabilities and commitments- amounting to EUR 76,691 million, EUR 8,158 million, EUR 5,193 million, EUR 200 million and EUR 850 million to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.

(**)     They are presented without taking into account valuation adjustments or impairment corrections (EUR 9,385 million).

(***)  “Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Following is certain information on the notional amounts of the CDSs detailed in the foregoing tables at June 30, 2019 and December 31, 2018:

06-30-19
Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Other	216	380	(164)	(2)	4	2
Portugal	Sovereign	26	26	—	—	—	—
	Other	—	—	—	—	—	—
Italy	Sovereign	312	9	303	(3)	—	(3)
	Other	60	153	(93)	(4)	4	—

12-31-18
Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Other	151	382	(231)	(2)	(4)	(6)
Portugal	Sovereign	26	26	—	—	—	—
	Other	—	—	—	—	—	—
Italy	Sovereign	—	265	(265)	—	—	—
	Other	205	75	130	(5)	5	—

c) Refinancing and restructured transactions

The following forms are use with the meanings specified below:

•

Refinancing transaction: transaction that is granted or used, for reasons relating to current or foreseeable financial difficulties of the borrower, to repay one or more of the transactions granted to it, or through which the payments on such transactions are brought fully or partially up to date, in order to enable the borrowers of the cancelled or refinanced transactions to repay their debt (principal and interest) because they are unable, or might foreseeably become unable, to comply with the conditions thereof in due time and form.

•

Restructured transaction: transaction with respect to which, for economic or legal reasons relating to current or foreseeable financial difficulties of the borrower, the financial terms and conditions are modified in order to facilitate the payment of the debt (principal and interest) because the borrower is unable, or might foreseeably become unable, to comply with the aforementioned terms and conditions in due time and form, even if such modification is envisaged in the agreement.

For maximum guarantees amount, we will consider as follows:

•	Real guarantees: the appraisal amount or valuation amount of the real guarantees received; for each transaction it cannot be higher than the covered amount of exposure.
•	Personal guarantees, maximum amount guarantors will have to pay if the guarantee is implemented.

	06-30-2019
	Total							Of which: Non performing/Doubtful
	Without collateral		With collateral					Without collateral (a)		With collateral
					Maximum amount of		Accumulated					Maximum amount of		Accumulated
					collateral that can be		Impairment					collateral that can be		Impairment
Amounts in millions of euros,					considered		or losses at					considered		or losses at
except number of transactions	Number of	Gross	Number of	Gross	Mortgage	Other	fair value due	Number of	Gross	Number of	Gross	Mortgage	Other	fair value due
in units	transactions	amount	operations	amount	guarantee	guarantees	to credit risk	transactions	amount	transactions	amount	guarantee	guarantees	to credit risk
Credit entities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Public sector	36	34	16	10	8	—	2	11	3	10	4	3	—	1
Other financial institutions and: individual shareholder)	585	58	268	102	15	28	28	290	26	126	18	10	1	20
Non financial institutions and individual shareholder	145,564	5,916	45,194	12,919	8,398	1,272	5,825	89,277	3,927	30,229	7,793	5,143	622	5,408
Of which: Financing for constructions and property development	5,963	252	1,909	1,653	1,363	46	594	4,246	200	1,400	1,146	877	44	576
Other warehouses	1,640,494	3,627	724,916	12,743	7,528	2,382	4,267	922,436	1,792	145,102	4,546	3,310	367	2,835
Total	1,786,679	9,635	770,394	25,774	15,949	3,682	10,122	1,012,014	5,748	175,467	12,361	8,466	990	8,264
Financing classified as non-current assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—

The table below shows the changes of these balances during the first semester of 2019:

Millions of euros
Carrying amount	06-30-2019

Beginning balances	30,527
Refinancing and restructuring of the period	2,828
Memorandum items: impact recorded in the income statement for the period	1,177
Debt repayment	(3,880)
Foreclosures	(249)
Derecognised from the consolidated balance sheet	(892)
Other variations	(3,047)
Balances at end of year	25,287

d) Real estate business – Spain

i)	Portfolio of home purchase loans to families

Home purchase loans granted to families in Spain on June 30, 2019 amounted to EUR 63,102 million. Of which mortgage guarantees are 99.41%.

	06-30-19
	Millions of euros
	Gross	Of which:
	Amount	Non-performing

Home purchase loans to families
- Without mortgage guarantee	374	26
- With mortgage guarantee	62,728	2,477
	63,102	2,503

The risk profile of the home purchase mortgage loan portfolio in Spain remained at a medium-low level, with limited prospects of additional impairment:

•	Principal is repaid on all mortgages from the start.
•	Early repayment is common so the average life of the transaction is well below that of the contract.
•	High quality of collateral concentrated almost exclusively in financing the first home.
•	Average affordability rate at the end of June stood at 28.35%.
•	84.96% of the portfolio has a LTV below 80%, calculated as total risk/latest available house appraisal.

	06-30-19
	Gross amount in books on the amount of the last appraisal (loan to value)
		More than	More than	More than
		40% or	60% and	80% and
	Less than or	less than	less than	less or	More than
In millions of euros	equal to 40%	60%	80%	equal to 100%	100%	TOTAL
Gross amount	16,299	18,919	18,078	5,558	3,874	62,728
- Of which: watchlist /non performing	220	306	454	433	1,064	2,477

ii)Financing construction and property development

At June 30, 2019 the financing amount related to construction and real estate business in Spain amounted to EUR 3,752 million net of allowances.

	06-30-2019
		Excess over
		collateral	Specific
Millions of euros	Gross Amount	value	allowance
Financing for construction and property development recognised by the Group's credit institutions (including land) (business in Spain)	4,131	656	379
Of which: watchlist/ non-performing	955	288	354
Memorandum items: Written-off assets	2,804	—	—

06-30-2019
Millions of euros	Carrying amount
Memorandum items:
Total loans and advances to customers excluding the public sector (business in Spain) (book value)	224,086
Total consolidated assets (Total business) (book value)	1,512,096
Impairment losses and provision for exposure classified as normal (business in Spain)	1,221

At the end June 30, 2019 the concentration of this portfolio was as follows:

Loans: gross amount
Millions of euros	06-30-2019
1. Without mortgage guarantee	288
2. With mortgage guarantee	3,843
2.1 Completed buildings	2,175
2.1.1 Residential	1,073
2.1.2 Other	1,102
2.2 Buildings and other constructions under construction	1,133
2.2.1 Residential	804
2.2.2 Other	329
2.3 Land	535
2.3.1 Developed consolidated land	363
2.3.2 Other land	172
Total	4,131

e)Foreclosed real estate assets

The following table shows the breakdown at June 30, 2019 of the foreclosed assets for the Spanish business:

	06-30-2019
			Of which:
			Impairment
	Gross		losses
	carrying	Valuation	since time of	Carrying
Millions of euros	amount	Adjustments	the foreclosure	amount
Property assets arising from financing provided to construction and property development companies	7,008	3,726	2,519	3,282
Of which:
Completed Buildings	2,286	839	523	1,447
Residential	587	195	90	392
Other	1,699	644	433	1,055
Buildings under construction	353	127	74	226
Residential	341	123	74	218
Other	12	4	-	8
Land	4,369	2,760	1,922	1,609
Developed Land	1,610	980	586	630
Other land	2,759	1,780	1,336	979
Property assets from home purchase mortgage loans to households	935	291	135	644
Other foreclosed property assets	419	161	83	258
Total property assets	8,362	4,178	2,737	4,184

In addition, the Group holds an ownership interest in Project Quasar Investments 2017, S.L., for EUR 1,701 million, and EUR 69 million in foreclosed equity instruments or received in payment of debts.

f)    Solvency information

The Group commands a solvency position above the levels required by regulators and by the European Central bank. At June 30, 2019, at a consolidated level, the Group must maintain a minimum capital ratio of 9.70% of CET1 fully loaded (4.5% being the requirement for Pillar I, 1.5% being the requirement for Pillar 2R (requirement), 2.5% being the requirement for capital conservation buffer, 1% being the requirement for G-SIB and 0.2% being the requirement for anti-cyclical capital buffer). Santander Group must also maintain a minimum capital ratio of  1.5% of Tier 1 fully loaded and a minimum total ratio of 13.20% fully loaded.

At June 30, 2019, Banco Santander has a capital ratio regulatory CET1 of 11.30% and a total ratio of 14.83%.

Capital ratio

	06-30-2019	12-31-2018
Capital coefficients
Level 1 ordinary eligible capital (millions of euros)	68,406	67,962
Level 1 additional eligible capital (millions of euros)	9,509	9,754
Level 2 eligible capital (millions of euros)	11,867	11,009
Risk-weighted assets (millions of euros)	605,470	592,319
Level 1 ordinary capital coefficient (CET 1)	11.30%	11.47%
Level 1 additional capital coefficient (AT1)	1.57%	1.65%
Level 1 capital coefficient (TIER1)	12.87%	13.12%
Level 2 capital coefficient (TIER 2)	1.96%	1.86%
Total capital coefficient	14.83%	14.98%

Leverage

	06-30-2019	12-31-2018
Leverage
Tier 1 capital (Millions of euros)	77,915	77,716
Exposure (Millions of euros)	1,552,573	1,489,094
Leverage ratio	5.02%	5.22%

17.   Additional disclosure requirements

This Note includes relevant information about additional disclosure requirements.

17.1Parent company financial statements

Following are the summarized balance sheets of Banco Santander, S.A. as of June 30, 2019 and December 31, 2018. In the financial information of the Parent, investments in subsidiaries, jointly controlled entities and associates are recorded at cost.

UNAUDITED CONDENSED BALANCE SHEETS	June 30, 2019	December 31, 2018
(Parent company only)	(Millions of Euros)
Assets
Cash and due from banks	107,566	105,660
Of which:
To bank subsidiaries	15,732	16,339
Trading account assets	81,249	70,825
Investment securities	47,575	61,064
Of which:
To bank subsidiaries	8,744	11,084
To non-bank subsidiaries	4,306	4,581
Net Loans and leases	276,396	263,142
Of which:
To non-bank subsidiaries	29,637	26,505
Investment in affiliated companies	82,596	81,734
Of which:
To bank subsidiaries	63,480	69,118
To non-bank subsidiaries	19,116	12,616
Premises and equipment, net	6,389	2,410
Other assets	24,211	23,541
Total assets	625,982	608,376

Liabilities
Deposits	364,457	350,786
Of which:
To bank subsidiaries	18,668	18,526
To non-bank subsidiaries	16,790	13,655
Short-term debt	36,163	30,883
Long-term debt	68,083	75,600
Total debt	104,246	106,483
Of which:
To bank subsidiaries	501	2,874
To non-bank subsidiaries	2,740	998
Other liabilities	89,705	82,340
Total liabilities	558,408	539,609

Stockholders' equity
Capital stock	8,118	8,118
Retained earnings and other reserves	59,456	60,649
Total stockholders' equity	67,574	68,767

Total liabilities and Stockholders’ Equity	625,982	608,376

Following are the summarized unaudited statements of income of Banco Santander, S.A. for the periods ended June 30, 2019 and 2018.

UNAUDITED CONDENSED STATEMENTS OF INCOME	Six months ended	Six months ended
(Parent company only)	June 30, 2019	June 30, 2018
	(Millions of Euros)
Interest income
Interest from earning assets	4,148	2,836
Dividends from affiliated companies	1,735	1,447
Of which:
From bank subsidiaries	1,355	957
From non-bank subsidiaries	381	490
	5,883	4,283
Interest expense	(2,113)	(1,586)
Interest income / (Charges)	3,770	2,697
Provision for credit losses	(544)	(209)
Interest income / (Charges) after provision for credit losses	3,226	2,488
Non-interest income:	1,805	1,708
Non-interest expense:	(4,633)	(2,937)
Income before income taxes	398	1,259
Income tax expense	145	36
Net income	543	1,295

Following are the summarized unaudited statements of comprehensive income of Banco Santander, S.A. for the periods ended June 30, 2019 and 2018.

UNAUDITED CONDENSED STATEMENTS OF	Six months ended	Six months ended
COMPREHENSIVE INCOME (Parent company only)	June 30, 2019	June 30, 2018
	(Millions of Euros)

NET INCOME	543	1,295
OTHER COMPREHENSIVE INCOME	15	17
Items that may be reclassified subsequently to profit or loss	179	60
Available-for-sale financial assets:	464	59
Revaluation gains/(losses)	622	188
Amounts transferred to income statement	(158)	(129)
Other reclassifications	—	—
Cash flow hedges:	(207)	27
Revaluation gains/(losses)	(204)	34
Amounts transferred to income statement	(3)	(7)
Amounts transferred to initial carrying amount of hedged items	—	—
Other reclassifications	—	—
Hedges of net investments in foreign operations:	—	—
Revaluation gains/(losses)	—	—
Amounts transferred to income statement	—	—
Other reclassifications	—	—
Exchange differences:	—	—
Non-current assets held for sale:	—	—
Income tax	(78)	(26)
Items that will not be reclassified to profit or loss:	(164)	(43)
Actuarial gains/(losses) on pension plans	(98)	81
Rest of valuation adjustments	(53)	(98)
Income tax	(13)	(27)
TOTAL COMPREHENSIVE INCOME	558	1,312

Following are the summarized unaudited cash flow statements of Banco Santander, S.A. for the periods ended June 30, 2019 and 2018.

UNAUDITED CONDENSED CASH FLOW STATEMENTS	Six months ended	Six months ended
(Parent company only)	June 30, 2019	June 30, 2018
	(Millions of Euros)
1. Cash flows from operating activities
Consolidated profit	543	1,295
Adjustments to profit	1,237	442
Net increase/decrease in operating assets	(27,955)	(12,498)
Net increase/decrease in operating liabilities	16,568	17,519
Reimbursements/payments of income tax	882	555
Total net cash flows from operating activities (1)	(8,725)	7,313

2. Cash flows from investing activities
Investments (-)	(368)	(336)
Divestments (+)	1,042	586
Total net cash flows from investment activities (2)	674	250

3. Cash flows from financing activities
Issuance of own equity instruments	-	-
Disposal of own equity instruments	452	438
Acquisition of own equity instruments	(452)	(438)
Issuance of debt securities	1,056	2,750
Redemption of debt securities	(3,471)	(763)
Dividends paid	(2,111)	(1,936)
Issuance/Redemption of equity instruments	-	-
Other collections/payments related to financing activities	(219)	-
Total net cash flows from financing activities (3)	(4,745)	51

4. Effect of exchange rate changes on cash and cash equivalents (4)	38	148

5. Net increase/decrease in cash and cash equivalents (1+2+3+4)	(12,758)	7,762
Cash and cash equivalents at beginning of period	51,931	33,734
Cash and cash equivalents at end of period	39,173	41,496

17.2Preference Shares and Preferred Securities

The following table shows the balance of the preference shares and preferred securities as of June 30, 2019 and December 31, 2018:

	June 30, 2019	December 31, 2018
	(Millions of Euros)
Preference shares	308	345
Preferred securities	7,988	9,717
Total at period-end	8,296	10,063

Both Preference Shares and Preferred Securities are recorded under the “Financial liabilities at amortized cost – Subordinated Liabilities” caption in the consolidated balance sheet as of June 30, 2019 and December 31, 2018.

Preference Shares include the financial instruments issued by the consolidated companies which, although equity for legal purposes, do not meet the requirements for classification as equity in the financial statements. These shares do not carry any voting rights and are non-cumulative.

Preference shares include non-cumulative preferred non-voting shares issued by Santander UK plc and Santander Bank, National Association.

Preferred securities include non-cumulative preferred non-voting securities issued by Banco Santander, S.A., Santander UK Group, Banco Santander, (Brasil), S.A., and Banco Popular.

For the purposes of payment priority, preferred securities are junior to all general creditors and to subordinated deposits. The payment of dividends on these securities, which have no voting rights, is conditional upon the obtainment of sufficient distributable profit and upon the limits imposed by Spanish banking regulations on equity.

Preference shares and preferred securities are perpetual securities and there is no obligation that requires the Group to redeem them. All securities have been fully subscribed by third parties outside the Group. In the consolidated balance sheets, these securities are shown net of any temporary transactions relating to liquidity guarantees.

For further information, see Note 23.c. to our consolidated financial statements in our 2018 Form 20-F and Note 9.b. to our consolidated financial statements in Part 2 of this report.

	Outstanding at June 30, 2019
		Amount in
Preference Shares		currency	Interest rate		Redemption
Issuer/Date of issue	Currency	(million)			Option (A)

Santander UK plc, October 1995	Pounds Sterling	80.3	10.375%		No option
Santander UK plc, February 1996	Pounds Sterling	80.3	10.375%		No option
Santander UK plc, May 2006	Pounds Sterling	13.8	6.222%	(B)	May 24, 2019
Santander Bank, National Association, August 2000	US Dollar	153.0	12.00%		May 16, 2020

	Outstanding at June 30, 2019
		Amount in
Preferred Securities		currency	Interest rate		Maturity date
Issuer/Date of issue	Currency	(million)

Banco Santander, S.A.
Banco Español de Crédito, October 2004	Euro	36.5	€CMS 10 + 0.125%		Perpetuity
Banco Español de Crédito, November 2004 (A)	Euro	106.5	5.50%		Perpetuity
Banco Santander, S.A., March 2014	Euro	1,500.0	6.25%	(C)	Perpetuity
Banco Santander, S.A., September 2014	Euro	1,500.0	6.25%	(D)	Perpetuity
Banco Santander, S.A., April 2017	Euro	750.0	6.75%	(E)	Perpetuity
Banco Santander, S.A., September 2017	Euro	1,000.0	5.25%	(F)	Perpetuity
Banco Santander, S.A., March 2018	Euro	1,500.0	4.75%	(G)	Perpetuity
Banco Santander, S.A., February 2019	US Dollar	1,200.0	7.50%	(H)	Perpetuity
Santander Finance Preferred, S.A. (Unipersonal), September 2004	Euro	144.0	€CMS 10 +0.05% subject to a maximum distribution of 8% per annum		Perpetuity
Santander Finance Preferred, S.A. (Unipersonal), October 2004	Euro	155.0	5.75%		Perpetuity
Santander Finance Preferred, S.A. (Unipersonal), March 2007 (H)	US Dollar	210.4	US3M + 0.52%		Perpetuity
Santander Finance Preferred, S.A. (Unipersonal), July 2007	Pounds Sterling	4.9	7.01%		Perpetuity

Banco Popular
Pastor FRN, June 2004	Euro	11.7	2.07%		Perpetuity

A.	From these dates the issuer can redeem the shares, subject to prior authorization by the national supervisor.
B.

Fixed/Floating Rate Non-Cumulative Callable Preference Shares. Dividends will accrue on a principal amount equal to £1,000 per Preference Share at a rate of 6.222 per cent per annum in respect of the period from (and including) May 24, 2006 (the Issue Date) to (but excluding) May 24, 2019 (the First Call Date) and thereafter at a rate reset quarterly equal to 1.13 per cent per annum above the London interbank offered rate for three-month sterling deposits. From (and including) the Issue Date to (but excluding) the First Call Date, dividends, if declared, will be paid annually in arrears on May 24, in each year. Subject as provided herein, the first such dividend payment date will be May 24, 2007 and the last such dividend payment date will be the First Call Date. From (and including) the First Call Date, dividends, if declared, will be paid quarterly in arrears on May 24, August 24, November 24 and February 24, in each year. Subject as provided herein, the first such dividend payment date will be August 24, 2019.

C.

Payment is subject to certain conditions and to the discretion of the Bank. The 6.25% interest rate is set for the first five years. After that, it will be reviewed by applying a margin of 541 basis points on the five-year Mid-Swap Rate.

D.

Payment is subject to certain conditions and to the discretion of the Bank. The 6.25% interest rate is set for the first five years. After that, it will be reviewed by applying a margin of 564 basis points on the five-year Mid-Swap Rate.

E.

Payment is subject to certain conditions and to the discretion of the Bank. The 6.75% interest rate is set for the first five years. After that, it will be reviewed by applying a margin of 680.3 basis points on the five-year Mid-Swap Rate.

F.

Payment is subject to certain conditions and to the discretion of the Bank. The 5.25% interest rate is set for the first six years. After that, it will be reviewed by applying a margin of 499.9 basis points on the five-year Mid-Swap Rate.

G.

Payment is subject to certain conditions and to the discretion of the Bank. The 4.75% interest rate is set for the first seven years. After that, it will be reviewed every 5 years applying a margin of 409.7 basis points on the five-year Mid-Swap Rate.

H.

Payment is subject to certain conditions and to the discretion of the Bank. The 7.50% interest rate is set for the first five years. After that, it will be reviewed every 5 years by applying a margin of 498.9 basis points on the five-year Mid-Swap Rate.

I.	Listed in the US.

Santander Finance Preferred, S.A. (Unipersonal), Santander Finance Capital, S.A. (Unipersonal), Santander International Preferred, S.A. (Unipersonal), Santander Issuances, S.A., and Santander US Debt, S.A. (Sociedad Unipersonal) - issuers of registered securities guaranteed by Banco Santander, S.A. until November 2017, merged in that date with Banco Santander, S.A.

3
PART 3. SUPPLEMENTAL INFORMATION FOR US INVESTORS

Simple Personal Fair

ITEM 1. PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Accounting Principles

Under Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State (a “Member State”) and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements in conformity with the International Financial Reporting Standards previously adopted by the European Union (“EU-IFRS”). The Bank of Spain Circular 4/2004 of December 22, 2004 on Public and Confidential Financial Reporting Rules and Formats (“Circular 4/2004”) requires Spanish credit institutions to adapt their accounting systems to the principles derived from the adoption by the European Union of International Financial Reporting Standards. This Circular was repealed on January 1, 2018 by Bank of Spain Circular 4/2017, of November 27, 2017 on Public and Confidential Financial Reporting Rules and Formats (“Circular 4/2017”). Therefore, Grupo Santander (“the Group” or “Santander”) is required to prepare its consolidated financial statements for the six-month period ended June 30, 2019 in conformity with EU-IFRS and Bank of Spain’s Circular 4/2017, while previous periods have to be prepared under EU-IFRS and Bank of Spain’s Circular 4/2004. Differences between EU-IFRS, Bank of Spain’s Circulars and International Financial Reporting Standards as issued by the International Accounting Standard Board (“IFRS-IASB”) are not material. Therefore, we assert that the financial information contained in this report on Form 6-K complies with IFRS-IASB.

In July 2014, the IASB published IFRS 9 Financial Instruments – Classification and measurement, hedging and impairment that we adopted with the subsequent amendments on January 1, 2018. As permitted by the regulation, we chose not to re-classify the comparative financial statements. Therefore, previous periods are not comparable. The adoption of Bank of Spain’s Circular 4/2017 modified the breakdown and presentation of certain headings in the financial statements from January 1, 2018, to adapt them to the aforementioned IFRS 9. Previous periods have not been restated under this Circular.

We have presented our financial information according to the classification format for banks used in Spain. We have not reclassified the line items to comply with Article 9 of Regulation S-X. Article 9 is a regulation of the US Securities and Exchange Commission that contains presentation requirements for bank holding company financial statements.

General Information

Our consolidated financial statements are in Euros, which are denoted “euro”, “euros”, “EUR” or “€” throughout this report. Also, throughout this report, when we refer to:

•	“we”, “us”, “our”, the “Group”, “Grupo Santander” or “Santander”, we mean Banco Santander, S.A. and its subsidiaries, unless the context otherwise requires;
•	“dollars”, “US$” or “$”, we mean United States dollars; and
•	“pounds”, “GBP sterling” or “£”, we mean United Kingdom pounds.

When we refer to “net interest income” we mean “interest income/(charges)”.

When we refer to “staff costs” we mean “personnel expenses”.

When we refer to “profit before tax” we mean “operating profit/(loss) before tax”.

When we refer to “average balances” for a particular period, we mean the average of the month-end balances for that period, unless otherwise noted. We do not believe that monthly averages present trends that are materially different from trends that daily averages would show. In calculating our interest income, we include any interest payments we received on non-accruing loans if they were received in the period when due.

When we refer to “loans”, we mean loans, leases, discounted bills and accounts receivable, unless otherwise noted. The loan to value “LTV” ratios disclosed in this report refer to LTV ratios calculated as the ratio of the outstanding amount of the loan to the most recent available appraisal value of the mortgaged asset. Additionally, if a loan is approaching a doubtful status, we update the appraisals which are then used to estimate allowances for loan losses.

When we refer to “non-performing balances”, we mean non-performing loans and contingent liabilities (“NPL”), securities and other assets to collect.

When we refer to “allowances for credit losses” or “allowances for non-performing balances”, we mean the allowances for impaired assets, and unless otherwise noted, the allowance for inherent losses and any allowances for country-risk. See “Item 5. Information on the Company—Bank of Spain ‘s Classification Requirements—Allowances for Credit Losses and Country-Risk Requirements” included in Part 3 of our annual report on Form 20-F for the year ended December 31, 2018 (the “2018 Form 20-F”). From January 1, 2018, after the adoption of IFRS 9, the allowances reflect expected credit losses whereas the previous model (IAS 39) was based on incurred losses.

When we refer to “perimeter effect”, we mean growth or reduction derived from changes in the companies that we consolidate resulting from acquisitions, dispositions or other reasons.

Where a translation of foreign exchange is given for any financial data, we use the exchange rates of the relevant period (as of the end of such period for balance sheet data and the average exchange rate of such period for income statement data) as published by the European Central Bank, unless otherwise noted.

Management makes use of certain financial measures in local currency to help in the assessment of ongoing operating performance. These non-GAAP financial measures include the results of operations of our subsidiary banks located outside the Eurozone, excluding the impact of foreign exchange. We analyze these banks’ performance on a local currency basis to better measure the comparability of results between periods. Because changes in foreign currency exchange rates have a non-operating impact on the results of operations, we believe that evaluating their performance on a local currency basis provides an additional and meaningful assessment of performance to both management and the company’s investors. Variances in financial metrics, excluding the exchange rate impact, are calculated by translating the components of the financial metrics to our Euro presentation currency using the same foreign currency exchange rate for both periods presented.  For a discussion of the accounting principles used in translation of foreign currency-denominated assets and liabilities to euros, see Note 2(a) to our consolidated financial statements included in Part 2 of our 2018 Form 20-F.

ITEM 2. CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report contains statements that constitute “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, information regarding:

•	exposure to various types of market risks;

•	management strategy;

•	capital expenditures;

•	earnings and other targets; and

•	asset portfolios.

Forward-looking statements may be identified by words such as “expect,” “project,” “anticipate,” “should,” “intend,” “probability,” “risk,” “VaR,” “RORAC,” “target,” “goal,” “objective,” “estimate,” “future” and similar expressions. We include forward-looking statements in the “Operating and Financial Review and Prospects” and “Quantitative Analysis About Market Risk” sections. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

You should understand that adverse changes in the following important factors, in addition to those discussed under “Item 4. Risk Factors”, “Item 5. Information on the Company”, “Part 1 Consolidated Directors’ Report —Group Financial Information”,  “Part 1 Consolidated Directors’ Report —Financial Information by Segments”, and elsewhere in this current report, could affect our future results and could cause those results or other outcomes to differ materially from those anticipated in any forward-looking statement:

Economic and Industry Conditions

•   general economic or industry conditions in Spain, the UK, the US, other European countries, Brazil, other Latin American countries and the other areas in which we have significant business activities or investments;

•   exposure to various types of market risks, principally including interest rate risk, foreign exchange rate risk and equity price risk;

•   a worsening of the economic environment in Spain, the UK, the US, other European countries, Brazil, other Latin American countries, and increase of the volatility in the capital markets;

•   the effects of a decline in real estate prices, particularly in Spain and the UK;

•   the effects of results of the negotiations for the UK’s exit from the European Union;

•   monetary and interest rate policies of the European Central Bank and various central banks;

•   inflation or deflation;

•   the effects of non-linear market behavior that cannot be captured by linear statistical models, such as the VaR model we use;

•   changes in competition and pricing environments;

•   the inability to hedge some risks economically;

•   the adequacy of loss reserves;

•   acquisitions or restructurings of businesses that may not perform in accordance with our expectations;

•   changes in demographics, consumer spending, investment or saving habits;

•   potential losses associated with prepayment of our loan and investment portfolio, declines in the value of collateral securing our loan portfolio, and counterparty risk; and

•   changes in competition and pricing environments as a result of the progressive adoption of the internet for conducting financial services and/or other factors.

Political and Governmental Factors

•   political stability in Spain, the UK, other European countries, Latin America and the US;

•   changes in Spanish, UK, EU, US, Latin American, or other jurisdictions’ laws, regulations or taxes, including changes in regulatory capital and liquidity requirements, including as a result of the UK exiting the European Union; and

•   increased regulation in light of the global financial crisis.

Transaction and Commercial Factors

•   damage to our reputation;

•   our ability to integrate successfully our acquisitions and the challenges inherent in diverting management’s focus and resources from other strategic opportunities and from operational matters while we integrate these acquisitions; and

•   the outcome of our negotiations with business partners and governments.

Operating Factors

•   potential losses associated with an increase in the level of non‑performance by counterparties to other types of financial instruments;

•   technical difficulties and/or failure to improve or upgrade our information technology;

•   changes in our ability to access liquidity and funding on acceptable terms, including as a result of changes in our credit spreads or a downgrade in our credit ratings or those of our more significant subsidiaries;

•   our exposure to operational losses (e.g., failed internal or external processes, people and systems);

•   changes in our ability to recruit, retain and develop appropriate senior management and skilled personnel;

•   the occurrence of force majeure, such as natural disasters, that impact our operations or impair the asset quality of our loan portfolio; and

•   the impact of changes in the composition of our balance sheet on future interest income / (charges)

•   potential losses associated with cyber-attacks.

The forward-looking statements contained in this report speak only as of the date of this report. We do not undertake to update any forward-looking statement to reflect events or circumstances after that date or to reflect the occurrence of unanticipated events.

ITEM 3.  SELECTED FINANCIAL DATA

We have selected the following financial information from our consolidated financial statements. You should read this information in connection with, and it is qualified in its entirety by reference to, our consolidated financial statements included in Part 2 of this report on Form 6-K.

In July 2014, the IASB published IFRS 9 Financial Instruments – Classification and measurement, hedging and impairment that we adopted with the subsequent amendments on January 1, 2018. As permitted by the regulation, we have chosen not to reclassify the comparative financial statements. Therefore, periods previous to January 1, 2018 are not comparable to the June 30, 2019 financial statements.

Similarly, to adapt the accounting system of Spanish credit institutions to the changes related to IFRS 15 and IFRS 9, on December 6, 2017, the Bank of Spain published Circular 4/2017 which repeals Circular 4/2004 for those years beginning on January 1, 2018. The adoption of Circular 4/2017 has modified the breakdown and presentation of certain headings in the financial statements from January 1, 2018, to adapt them to the aforementioned IFRS 9. Previous periods have not been restated under this Circular.

Our unaudited interim condensed consolidated financial statements reflect all adjustments that we believe are necessary to state such information fairly for the six months ended June 30, 2019 and 2018. All those adjustments are of a normal recurring nature. Our results for the six months ended June 30, 2019 are not necessarily indicative of what our results will be for the full year or any other period.

	Year ended 31 December,
BALANCE SHEET (EUR million)	2018	2017	2016	2015	2014	As of June 30, 2019	As of June 30, 2018
Total assets	1,459,271	1,444,305	1,339,125	1,340,260	1,266,296	1,512,096	1,433,833
Loans and advances to customers	882,921	848,915	790,470	790,848	734,711	908,235	862,092
Customer deposits	780,496	777,730	691,111	683,142	647,706	814,751	774,425
Total customer funds (A)	980,562	985,703	873,618	849,402	809,494	1,032,769	981,363
Total equity	107,361	106,832	102,699	98,753	89,714	109,985	104,445

CAPITALIZATION (EUR million)
Shareholders' equity	118,613	116,265	105,977	102,402	91,663	120,054	117,935
Other comprehensive income	(22,141)	(21,776)	(15,039)	(14,362)	(10,858)	(21,425)	(23,885)
Stockholders' equity (B)	96,472	94,489	90,938	88,040	80,805	98,629	94,050
Non-controlling interest (including net income of the period)	10,889	12,344	11,761	10,713	8,909	11,356	10,395
Total equity	107,361	106,832	102,699	98,753	89,714	109,985	104,445
Subordinated debt issued by Banco Santander, S.A. or issued by subsidiaries and guaranteed by Banco Santander, S.A., excluding preferred securities and preferred shares (C)	8,368	7,116	6,448	6,091	3,276	7,803	8,423
Other Subordinated debt (D)	5,390	5,621	6,124	7,864	6,878	5,319	5,482
Preferred securities (E)	9,717	8,369	6,916	6,749	6,239	7,988	9,628
Preferred shares (E)	345	404	413	449	739	308	406
Total subordinated debt	23,820	21,510	19,902	21,153	17,132	21,418	23,939
Total capitalization	131,181	128,343	122,602	119,906	106,846	131,405	128,384

Stockholders’ Equity per average share (B)	5.97	6.14	6.20	6.14	6.70	6.08	5.83
Stockholders’ Equity per share at period end (B)	5.95	5.86	6.14	6.02	6.32	6.08	5.83

INCOME STATEMENT (EUR million)
Interest income / (charges)	34,341	34,296	31,089	32,812	29,547	17,636	16,931
Total income	48,424	48,355	44,232	45,895	42,612	24,436	24,162
Net operating income (F)	25,646	25,362	23,131	24,175	22,426	12,849	12,680
Operating profit/(loss) before tax	14,202	12,091	10,768	9,547	10,679	6,531	6,899
Profit from continuing operations	9,315	8,207	7,486	7,334	6,961	4,082	4,521
Profit attributable to the Parent	7,810	6,619	6,204	5,966	5,816	3,231	3,752

PERFORMANCE (%)
ROE (G) (I)	8.21	7.14	6.99	6.61	7.75	6.58	7.93
RoTE (H) (I)	11.70	10.41	10.38	9.99	12.75	9.33	11.34
ROA (I)	0.64	0.58	0.56	0.55	0.58	0.55	0.63

SOLVENCY RATIOS (%)
Fully loaded CET1 (J)	11.30	10.84	10.55	10.05	8.27	11.30	10.80
Phased-in CET1 (J)	11.47	12.26	12.53	12.55	10.97	11.30	10.98

CREDIT QUALITY DATA
Loans and advances to customers
Allowances for total balances including country risk and excluding contingent liabilities as a percentage of total gross loans	2.57%	2.74%	2.99%	3.24%	3.57%	2.44%	2.74%
Non-performing balances as a percentage of total gross loans (K)	3.78%	4.16%	4.00%	4.42%	5.30%	3.55%	3.97%
Allowances for total balances as a percentage of non-performing balances (K)	68.11%	65.97%	74.89%	73.39%	67.42%	68.77%	69.17%
Net loan charge-offs as a percentage of total gross loans	1.23%	1.36%	1.37%	1.34%	1.38%	1.16%	1.20%
Ratios adding contingent liabilities to loans and advances to customers and excluding country risk (L)
Allowances for total balances as a percentage of total loans and contingent liabilities	2.51%	2.66%	2.90%	3.19%	3.49%	2.39%	2.69%
Non-performing balances as a percentage of total loans and contingent liabilities (M) (K)	3.73%	4.08%	3.93%	4.36%	5.19%	3.51%	3.92%
Allowances for total balances as a percentage of non-performing balances (M) (K)	67.4%	65.2%	73.8%	73.1%	67.2%	68.1%	68.6%
Net loan and contingent liabilities charge-offs as a percentage of total loans and contingent liabilities	1.16%	1.29%	1.31%	1.29%	1.30%	1.10%	1.14%

MARKET CAPITALIZATION AND SHARES
Number of shareholders	4,131,489	4,029,630	3,928,950	3,573,277	3,240,395	4,054,208	4,152,125
Shares (millions)	16,237	16,136	14,582	14,434	12,584	16,237	16,136
Share price (euros) (N)	3.973	5.479	4.877	4.483	6.881	4.0805	4.592
Market capitalization (EUR million)	64,508	88,410	72,314	65,792	88,041	66,253	74,097
Payout ratio (O)	42.15%	45.29%	39.79%	38.02%	19.65%	-	-

PER SHARE INFORMATION
Average number of shares (EUR thousands) (P)	16,150,091	15,394,459	14,656,360	14,349,579	12,056,951	16,231,374	16,129,056

Basic earnings per share (euros) (N)	0.449	0.404	0.401	0.397	0.472	0.181	0.216
Basic earnings per share continuing operation (euros) (N)	0.449	0.404	0.401	0.397	0.474	0.181	0.216
Diluted earnings per share (euros) (N)	0.448	0.403	0.399	0.396	0.470	0.180	0.216
Diluted earnings per share continuing operation (euros) (N)	0.448	0.403	0.399	0.396	0.472	0.180	0.216
Remuneration (euros) (Q)	0.23	0.22	0.21	0.20	0.60	0.13	0.12
Remuneration (US$) (Q)	0.26	0.26	0.22	0.22	0.73	0.15	0.13

OPERATING DATA
Number of employees	202,713	202,251	188,492	193,863	185,405	201,804	200,961
Number of branches	13,217	13,697	12,235	13,030	12,951	13,081	13,482

(A) Total customer funds includes customer deposits, mutual funds, pension funds and managed portfolios. See notes 21 and 35 to our consolidated financial statements included in Part 2 of the 2018 Form 20-F.

(B) Equals the sum of the amounts included at the end of each year as “Shareholders’ Equity” and “Other comprehensive income” as stated in our consolidated financial statements included in Part 2 of this report.  We have deducted the book value of treasury stock from stockholders’ equity.

(C) In December 2017 the subordinated debt issuer entities merged with Banco Santander, S.A.

(D) Other Subordinated debt amounts are at the subsidiary level.

(E) In our consolidated financial statements included in Part 2 of this report, preferred securities and preferred shares are included under “Subordinated liabilities”.

(F) Net Operating Income is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement. Net operating income equals the sum of "Total income", "Administrative expenses" and "Depreciation and amortization" as stated in our consolidated financial statements included in Part 2 of this report.

(G) The Return on average stockholders’ equity ratio is calculated as profit attributable to the Parent divided by average stockholders’ equity. In 2014, if for comparison purposes we include in the denominator the EUR 7,500 million capital increase made in January 2015, ROE would be 7.05%.

(H) The Return on average tangible equity ratio (ROTE) is calculated as profit attributable to the Parent divided by the monthly average of: capital + reserves + retained earnings + other comprehensive income (excluding non-controlling interests) - goodwill – other intangible assets. We provide this non-GAAP financial measure as an additional measure to return on equity to provide a way to look at our performance which is closely aligned to our capital position. In 2014, if for comparison purposes we include in the denominator the EUR 7,500 million capital increase made in January 2015, ROTE would be 10.95%.

(I) Consolidated profit and profit attributable to the Parent for the six months ended June 30, 2019 and June 30, 2018 have been annualized by doubling all the results (recurring and non-recurring). If we calculate these ratios by assuming that non-recurring results registered during the first half of the year will not be repeated in the second half of the year, that is by doubling only the recurring results, at June 30, 2019 the ROA ratio would have been 0.60%, the ROE ratio would have been 7.41% and the ROTE ratio would have been 10.51% and at June 30, 2018 the ROA ratio would have been 0.65%, the ROE ratio would have been 8.24% and the ROTE ratio would have been 11.79%. In the first half of 2019 and 2018, non-recurring results amounted to -€814 million and -300 million net of tax impacts, respectively, resulting mainly from restructuring costs primarily related to the integration of Banco Popular. We believe that the exclusion of these non-recurring amounts present a more accurate picture of the evolution of our underlying profitability. Consolidated profit and Profit attributable to the Parent for the first half of any year are not necessarily indicative of the results for that full year.

	(million euros, except percentages)
	2018	2017	2016	2015	2014	As of June 30, 2019	As of June 30, 2018
Profit attributable to the parent	7,810	6,619	6,204	5,966	5,816	3,231	3,752

Average equity	95,071	92,637	88,741	90,220	75,047	98,191	94,662
Effect of goodwill and other intangible assets	(28,331)	(29,043)	(28,972)	(30,486)	(29,446)	(28,952)	(28,472)
Average tangible equity	66,740	63,594	59,769	59,734	45,601	69,239	66,190

Return on equity (ROE)	8.21	7.14	6.99	6.61	7.75	6.58	7.93
Return on tangible equity (ROTE)	11.70	10.41	10.38	9.99	12.75	9.33	11.34

(J) 2018 data applying the IFRS9 transitional arrangements. Additionally, if for comparison purposes we had considered in 2014 the EUR 7,500 million capital increase made in January 2015, the CET1 Fully loaded would have been 9.65% and the CET1 Phased-in 12.24%.

(K) Reflect Bank of Spain classifications.  These classifications differ from the classifications applied by U.S. banks in reporting loans as non-accrual, past due, restructured and potential problem loans.  See “Item 5. Other Industry Guide 3 disclosures - Bank of Spain’s Classification Requirements” in Part 3 of the 2018 Form 20-F.

(L) We disclose these ratios because our credit risk exposure comprises loans and advances to customers as well as contingent liabilities, all of which are subject to impairment and, therefore, allowances are taken in respect thereof.

(M) Includes non-performing loans and contingent liabilities, securities and other assets to collect.
(N) 2016, 2015 and 2014 data adjusted to the capital increase of July 2017.

(O) The pay-out ratio does not include in the numerator the amounts paid under the Santander Dividendo Elección program (scrip dividends) which are not cash dividends paid on account of the net attributable income of the period. Such amounts equivalent to dividends are EUR 432 million, EUR 543 million and EUR 579 million, for 2018, 2017 and 2016, respectively. Dividend information for the six months ended June 30, 2019 and 2018 and for the year-end are not comparable. The interim figures for the six months ended June 30, 2019 and 2018 do not include any dividend (the first interim dividend on account of every year is paid in the second half of that year) and the full-year figure includes all dividends for the year.

(P) Average number of shares has been calculated on a monthly basis as the weighted average number of shares outstanding in the relevant year, net of treasury stock.
(Q) The shareholders at the annual shareholders’ meeting held on June 19, 2009 approved a remuneration scheme (scrip dividend), whereby the Bank offered the shareholders the possibility to opt to receive an amount equivalent to the dividends in cash or new shares. The remuneration per share for 2014 disclosed above, EUR 0.60, is calculated assuming that the four dividends for this year were paid in cash.

On January 8, 2015, an extraordinary meeting of the board of directors took place to reformulate the dividend policy of the Bank to take effect with the first dividend to be paid with respect to our 2015 results, in order to distribute three cash dividends and a scrip dividend relating to such 2015 results. Each of these dividends amounted EUR 0.05 per share. The Bank paid the dividends on account of the earnings for the 2015 financial year in August 2015, November 2015, February 2016 and May 2016 for a gross amount per share of EUR 0.05.

The Bank has paid the four dividends on account of the earnings for the 2016 financial year in August 2016 (cash dividend of EUR 0.055 per share), November 2016 (scrip dividend of EUR 0.045 per share), February 2017 (cash dividend of 0.055 per share) and May 2017 (cash dividend of 0.055 per share).

The Bank has paid the four dividends on account of the earnings for the 2017 financial year in August 2017 (cash dividend of EUR 0.06 per share), November 2017 (scrip dividend of EUR 0.04 per share), February 2018 (cash dividend of 0.06 per share) and May 2018 (cash dividend EUR 0.06 per share).

The Bank has paid the four dividends on account of the earnings for the 2018 financial year in August 2018 (cash dividend of EUR 0.065 per share), November 2018 (scrip dividend of EUR 0.035 per share), February 2019 (cash dividend of 0.065 per share) and May 2019 (cash dividend of EUR 0.065 per share).

The remuneration per share disclosed for each financial year includes the four dividends paid or to be paid on account of that financial year.

The remuneration per share disclosed for the periods ended June 30, 2019 and June 30, 2018 includes the cash dividends paid in those periods; that is, the third and fourth dividends on account of the 2018 financial year paid in February and May 2019 and the third and fourth dividends on account of the 2017 financial year paid in February and May 2018, respectively.

The Group announced at the 2018 annual general shareholders’ meeting that the dividends on account of the earnings of the 2019 financial year will be paid in two payments. The board expects to announce the first interim 2019 dividend after its meeting in September 2019.

Set forth below is a table showing our allowances for non-performing balances broken down by various categories as disclosed and discussed throughout this report on Form 6-K:

	2018	2017	2016	2015	2014	As of June 30, 2019	As of June 30, 2018
Allowances refers to:	(in millions of euros)
Allowances for total balances (A) (excluding country risk)	24,061	24,529	24,835	27,121	28,046	23,432	25,148
Allowances for contingent liabilities and commitments (excluding country risk)	776	614	457	616	652	723	854
Allowances for total balances (excluding contingent liabilities and commitments and excluding country risk):	23,285	23,915	24,378	26,505	27,394	22,709	24,294
Allowances referred to country risk and other	662	767	528	322	46	623	647
Allowances for total balances (excluding contingent liabilities and commitments)	23,947	24,682	24,906	26,827	27,440	23,332	24,941
Of which:
Allowances for customers	23,307	23,934	24,393	26,517	27,217	22,720	24,315
Allowances for credit institutions and other financial assets	5	18	15	19	79	15	12
Allowances for Debt instruments	635	730	498	291	144	597	614

(A)    Non-performing loans and contingent liabilities, securities and other assets to collect.

ITEM 4. RISK FACTORS

For a description of risks associated with Banco Santander and the Group, see the section entitled “Risk Factors” in Banco Santander’s Annual Report on Form 20-F for the year ended December 31, 2018. Set out below are certain additional risk factors which could have a material adverse effect on Banco Santander’s and the Group’s business, operations, financial condition or prospects and cause future results to be materially different from expected results. Banco Santander’s results could also be affected by competition and other factors. The risks appearing below update and supplement certain risks highlighted in the 2018 Form 20-F. These risks should be read in conjunction with the risks appearing in the 2018 Form 20-F and all of the other information appearing in this report on Form 6-K and should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties that Banco Santander and the Group face. In addition, there may be additional risks that Banco Santander currently considers not to be material or of which they are not currently aware, and any of these risks could have the effects set forth below. All of these factors are contingencies which may or may not occur and Banco Santander is not in a position to express a view on the likelihood of any such contingency occurring.

Risks relating to Banco Santander and the Group

Exposure to UK political developments, including the ongoing negotiations between the UK and the European Union, could have a material adverse effect on us.

On June 23, 2016, the UK held a referendum (the UK EU Referendum) on its membership of the EU, in which a majority voted for the UK to leave the EU. There remains significant uncertainty relating to the timing of the UK’s exit from, and future relationship with, the EU and the basis of the UK’s future trading relationship with the rest of the world.

On March 29, 2017, the UK Prime Minister gave notice under Article 50(2) of the Treaty on European Union of the UK’s intention to withdraw from the EU. The delivery of the Article 50(2) notice triggered a two year period of negotiation to determine the terms on which the UK will exit the EU and the framework for the UK’s future relationship with the EU.

The Prime Minister presented to the UK Parliament the Withdrawal Agreement, which set out the basic terms of the UK’s departure, as agreed with the EU. However, it has thus far proved impossible for the Prime Minister to secure a majority in the House of Commons to ratify the Withdrawal Agreement and as a result, the PM agreed an extension to Article 50, meaning the UK is now scheduled to formally leave the European Union on October 31, 2019.

There is a possibility that the UK’s EU membership ends at such time without reaching any agreement on the terms of its relationship with the EU going forward, and currently the Withdrawal Agreement, which provides for a transitional period whilst the Future Relationship is negotiated, has not been ratified by the UK Parliament.

Following her repeated failure to gain the required support for the Withdrawal Agreement, Prime Minister May resigned both as Prime Minister and leader of the Conservative Party. Boris Johnson was appointed as Prime Minister with effect from July 24, 2019. There is still the possibility that Prime Minister Johnson will be unable to secure support for his proposed approach within the Commons, which could lead to a General Election being called in order to secure a mandate from the electorate. This could cause significant market and economic disruption, which could have a material adverse effect on our operations, financial condition and prospects.

The continuing uncertainty surrounding the Brexit outcome has had an effect on the UK economy throughout 2019. The economy started to contract in 2019, with manufacturing in particular struggling. Consumer and Business confidence indicators have continued to fall, for example, the GfK consumer confidence index still remains negative at -13 in June 2019. This has had a significant impact on consumer spending and investment, both of which are vital components of economic growth.

The outcome of Brexit remains unclear; however, a UK exit from the EU with a no-deal continues to remain a possibility and the consensus view is that this would have a negative impact on the UK economy, affecting its growth prospects, based on scenarios put forward by such institutions as the Bank of England, HM Government and other economic forecasters.

While the longer term effects of the UK’s imminent departure from the EU are difficult to predict, there is short term political and economic uncertainty. The Governor of the Bank of England warned that the UK exiting the EU without a deal could lead to considerable financial instability, a very significant fall in property prices, rising unemployment, depressed economic growth, higher inflation and interest rates. The Governor also warned that the Bank would not be able to apply interest rate reductions. This could inevitably affect the UK’s attractiveness as a global investment centre and would likely have a detrimental impact on UK economic growth. The current Brexit Secretary of State also warned that no-deal could lead to a recession.

If a no-deal Brexit did occur it would be likely that the UK’s economic growth would slow significantly, and it would be possible that there would be severely adverse economic effects.

The UK’s imminent departure from the EU has also given rise to further calls for a second referendum on Scottish independence and raised questions over the future status of Northern Ireland. These developments, or the perception that they could occur, could have a material adverse effect on economic conditions and the stability of financial markets in the UK, and could significantly reduce market liquidity and restrict the ability of key market participants to operate in certain financial markets.

Asset valuations, currency exchange rates and credit ratings have been subject to increased market volatility as the negotiation of the UK’s exit from the EU continues as a result of Parliament’s non-ratification of the Withdrawal Agreement. The major credit rating agencies changed their outlook to negative on the UK’s sovereign credit rating following the UK EU Referendum, and that has not changed. In addition, our business in the UK is subject to substantial EU-derived regulation and oversight. Although legislation has now been passed transferring the EU acquis into UK law, there remains significant uncertainty as to the respective legal and regulatory environments in which Santander UK and its subsidiaries will operate when the UK is no longer a member of the EU, and the basis on which cross-border financial business will take place after the UK leaves the EU.

Operationally, Santander UK and other financial institutions may no longer be able to rely on the European passporting framework for financial services, and it is unclear what alternative regime may be in place following the UK’s departure from the EU. This uncertainty, and any actions taken as a result of this uncertainty, as well as new or amended rules, may have a significant impact on our operating results, financial condition and prospects.

Ongoing uncertainty within the UK Government and Parliament, and the rejection of the Withdrawal Agreement by the House of Commons, and the risk that this results in the Government falling could cause significant market and economic disruption, which could have a material adverse effect on our operations, financial condition and prospects.

Continued ambiguity relating to the UK’s withdrawal from the EU, along with any further changes in government structure and policies, may lead to further market volatility and changes to the fiscal, monetary and regulatory landscape in which Santander UK operates and could have a material adverse effect on us, including our ability to access capital and liquidity on financial terms acceptable to us and, more generally, on our operations, financial condition and prospects.

We are subject to substantial regulation and regulatory and governmental oversight which could adversely affect our business, operations and financial condition.

United States significant regulation

The financial services industry continues to experience significant financial regulatory reform in the United States, including from the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and changes thereto, regulation (including capital, leverage, funding, liquidity and tax requirements), policies (including fiscal and monetary policies established by central banks and financial regulators, and changes to global trade policies), and other legal and regulatory actions. Many of these reforms significantly affected and continue to affect our revenues, costs and organizational structure in the United States and the scope of our permitted activities. We continue to monitor the changing political, tax and regulatory environment in the United States and, while the change in control of the House of Representatives in 2018 makes significant statutory reforms less likely, we still believe that it is likely that there will be further material changes in the way major financial institutions like us are regulated under U.S. law. Although it remains difficult to predict the exact impact these changes will have on our business, financial condition, results of operations and cash flows for a particular future period, further reforms could result in loss of revenue, higher compliance costs, additional limits on our activities, constraints on our ability to enter into new businesses and other adverse effects on our businesses.

The full spectrum of risks that result from pending or future U.S. financial services legislation or regulations cannot be fully known; however, such risks could be material and we could be materially and adversely affected by them. See “Item 10. Supervision and Regulation” for a more detailed discussion of significant U.S. financial regulations applicable to our business.

Enhanced Prudential Standards

As a large foreign banking organization (“FBO”) with significant U.S. operations, we are subject to enhanced prudential standards that required Banco Santander to, among other things, establish or designate a U.S. intermediate holding company (an “IHC”) and to transfer its entire ownership interest in substantially all of its U.S. subsidiaries to such IHC. The Bank designated its wholly-owned subsidiary, Santander Holdings USA, as its U.S. IHC, effective July 1, 2016. As a U.S. IHC, Santander Holdings USA is subject to an enhanced supervision framework that includes, or will include, enhanced risk-based and leverage capital requirements, liquidity requirements, risk management and governance requirements, stress-testing and capital planning requirements, resolution planning requirements and single counterparty credit limits. Collectively, the enhanced prudential standards impose a significant regulatory burden on Santander Holdings USA, in particular with respect to capital and liquidity, which could limit its ability to distribute capital and liquidity to the Bank, thereby negatively affecting the Bank.

In May 2018 the United States Congress passed, and President Donald Trump signed into law, the Economic Growth, Regulatory Relief, and Consumer Protection Act (“EGRRCPA”). Under EGRRCPA, bank holding companies with less than $100 billion in total consolidated assets were immediately exempt from certain enhanced prudential standards, while bank holding companies with between $100 million and $250 million in total consolidated assets will become exempt from certain enhanced prudential standards during November 2019 unless the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), at any time, determines that particular enhanced prudential standards should apply. EGRRCPA made clear that the Federal Reserve Board retained the right to apply enhanced prudential standards to FBOs with greater than $100 billion in global total consolidated assets, such as Banco Santander.

In April 2019, the Federal Reserve Board and other U.S. banking agencies issued proposed rules to adjust the statutory thresholds at which certain enhanced prudential standards and other capital and liquidity standards apply to FBOs and the U.S. IHCs of FBOs (the “proposed FBO tailoring rules”). The proposed FBO tailoring rules would establish risk-based categories for FBOs and U.S. IHCs of FBOs, based on factors such as the total assets of the FBO’s combined U.S. operations and other risk-based indicators such as cross-jurisdictional activity, reliance on short-term wholesale funding, off-balance sheet exposures, and the amount of the FBO’s nonbank assets.  In general, the proposed FBO tailoring rules would apply additional and more stringent enhanced prudential standards and other capital and liquidity requirements to FBOs and the U.S. IHCs of FBOs as the risk-based categories of these organizations increase.

If adopted as proposed, the Federal Reserve Board has indicated that Banco Santander would be a Category IV FBO. As a result, the effects of the proposed FBO tailoring rules on Banco Santander’s U.S. operations could be mixed, providing relief from certain regulatory requirements, such as the stress testing and capital planning requirements for Santander Holdings USA, while potentially subjecting Banco Santander to heightened requirements in some cases, such as more stringent quantitative liquidity requirements applicable to Santander Holdings USA and potentially adverse modifications to the single-counterparty credit limit requirements applicable to Banco Santander’s U.S. operations. It is uncertain, however, and whether the proposed FBO tailoring rules will be adopted as proposed and which risk-based categories would apply to Banco Santander and Santander Holdings USA with respect to certain of the enhanced prudential standard requirements. It is therefore uncertain what effect a final rule ultimately will have on Banco Santander and its U.S. operations. We will continue to monitor the potential impact of these proposed rules.

Resolution Planning

We are required to prepare and submit to the Federal Reserve Board and the Federal Deposit Insurance Corporation (“FDIC”) a plan, commonly called a living will (the “165(d) plan”), for the orderly resolution of our subsidiaries and operations that are domiciled in the United States in the event of future material financial distress or failure. We, on behalf of our insured depository institution (“IDI”) subsidiary, Santander Bank, N.A. (“Santander Bank”), must also submit a separate IDI resolution plan (“IDI plan”) to the FDIC. The 165(d) plan and the IDI plan require substantial effort, time and cost to prepare and are subject to review by the Federal Reserve Board and the FDIC, in the case of the 165(d) plan, and by the FDIC only, in the case of the IDI plan. If, after reviewing our 165(d) plan and any related re-submissions, the Federal Reserve Board and the FDIC jointly determine that we failed to cure identified deficiencies, they are authorized to impose more stringent capital, leverage or liquidity requirements, or restrictions on our growth, activities or operations, or even divestitures, which could have an adverse effect on our business. Banco Santander filed its most recent 165(d) plan on December 19, 2018, and its most recent IDI plan on June 28, 2018.

The Federal Reserve Board and the FDIC issued proposed rules in April 2019 to tailor 165(d) plan requirements in a manner consistent with EGRRCPA. If finalized as proposed, the rules would require Banco Santander to submit a full resolution plan on July 1, 2022, followed by reduced 165(d) plan submissions every three years. The confidential portion of reduced 165(d) plan submissions would include only a description of material changes experienced by Banco Santander since its previous 165(d) plan submission, as well as a description of changes to Banco Santander’s strategic analysis resulting from such material changes, changes in law or regulation, or guidance or feedback from the Federal Reserve Board or FDIC. Public section requirements would also be reduced to include only the names of Banco Santander’s material entities, a description of its core business lines, the identities of its principal officers, and a high-level description of the its resolution strategy.  FDIC Chairman Jelena McWilliams has indicated that no firm will be required to submit another IDI plan until the FDIC issues a revised IDI plan rule. The timing for the release of a revised IDI plan rule is uncertain.

OTC Derivatives Regulation

Title VII of the Dodd-Frank Act amended the U.S. Commodity Exchange Act and the Securities Exchange Act of 1934 to establish an extensive framework for the regulation of over-the-counter (“OTC”) derivatives, including mandatory clearing of certain standardized OTC derivatives and the trading of such instruments through regulated trading venues, subject to exceptions, and transaction reporting. In addition, Title VII requires the registration of swap dealers and major swap participants with the Commodity Futures Trading Commission (“CFTC”) and of security-based swap dealers and major security-based swap participants with the SEC, and requires the CFTC and SEC to adopt regulations imposing capital, margin, business conduct, record keeping and other requirements on such entities. The CFTC has completed the majority of its regulations in this area, most of which are in effect. The SEC has also finalized many of its Title VII regulations, although a significant number are not yet in effect. Banco Santander is provisionally registered as a swap dealer with the CFTC. Santander is currently considering whether it will be required to register any entity with the SEC as a security-based swap dealer or major security-based swap participant.

While most of the rules applicable to swap dealers have been fully implemented, others are still being phased in.  For example, the U.S. prudential regulatory agencies adopted final rules establishing initial and variation margin requirements for uncleared swaps and security-based swaps between prudentially-regulated swap dealers and certain counterparties, and the CFTC adopted a final rule establishing initial and variation margin requirements for uncleared swaps between non-prudentially regulated swap dealers and certain counterparties. All swap dealers must currently comply with the variation margin requirements (to the extent applicable to a particular transaction); however, the initial margin requirements are still being phased in through September 1, 2020, based on the level of specified derivatives activity of the swap dealer and the relevant counterparty (and their affiliates).  We are in the process of implementing these rules and believe that these rules and similar rules being considered by regulators in other jurisdictions, and the potential conflicts and inconsistencies between them, will likely increase our costs for engaging in swaps and other derivatives activities and present compliance challenges.

QFC Stay Rules

The U.S. banking agencies have adopted rules (the “QFC stay rules”) that impose contractual requirements on certain qualified financial contracts (“covered QFCs”) to which U.S. G-SIBs and the U.S. operations of foreign G-SIBs (together with U.S. G-SIBs, “covered entities”) are parties. Banco Santander’s U.S. operations, including Santander Bank, are treated as covered entities under the QFC stay rules.

Under the QFC stay rules, covered QFCs generally:

(1) must explicitly recognize the FDIC’s authority to stay the exercise of default rights under and transfer the covered QFC under the Federal Deposit Insurance Act and Title II of the Dodd-Frank Act, and their implementing regulations; and

(2) may not (a) permit the exercise of any cross-default right against a covered entity based on an affiliate’s entry into receivership, insolvency, liquidation, resolution or similar proceedings, subject to certain creditor protections, or (b) prohibit the transfer of any credit enhancement (including a guarantee) provided by an affiliate in the G-SIB group that is a covered entity upon any affiliate in the G-SIB group entering into receivership, insolvency, liquidation, resolution, or similar proceedings.

The QFC stay rules establish a phased-in compliance schedule based on counterparty type. Covered QFCs to which all parties are covered entities were required to be remediated by January 1, 2019; covered QFCs to which all parties are either covered entities or certain other “financial counterparties,” as defined under the rules, were required to be remediated by July 1, 2019; and covered QFCs to which at least one party is neither a covered entity nor a financial counterparty must be remediated by January 1, 2020. The effect of the QFC stay rules is that, to the extent that the U.S. operations of Banco Santander, including Santander Bank, have entered into, or enter into in the future, a new QFC with a counterparty on or after January 1, 2019, all existing QFCs between the U.S. operations of Banco Santander and the counterparty and all of the counterparty’s consolidated affiliates must be remediated to comply with the requirements of the QFC stay rules by the applicable compliance date.

The QFC stay rules could lead to increased compliance costs and could affect Banco Santander’s competitive position, as the rules do not apply to all of the firm’s competitors.

United States Capital, Liquidity and Related Requirements and Supervisory Actions

As a U.S. IHC and bank holding company, Santander Holdings USA is subject to the U.S. Basel III capital rules, which implement in the United States the capital components of the Basel Committee’s international capital and liquidity standards known as Basel III. In addition, as a U.S. bank holding company with $50 billion or more of total consolidated assets, Santander Holdings USA is currently subject to a modified version of the quantitative liquidity coverage ratio (“LCR”) requirement. The LCR is one of the liquidity components of the international Basel III framework, and requires firms to meet certain liquidity measures by holding an adequate amount of unencumbered high-quality liquid assets to cover its projected net cash outflows over a 30 day stress scenario window. These capital and liquidity requirements significantly affect the amount of capital and liquidity that Santander Holdings USA maintains to support its operations, and, if Santander Holdings USA fails to meet these quantitative requirements, it could face increasingly stringent regulatory consequences, including but not limited to restrictions on its ability to distribute capital to the Bank. As discussed in the “Enhanced Prudential Standards” section above, the Federal Reserve Board and other U.S. banking agencies have issued the proposed FBO rules to tailor enhanced prudential standards for FBOs, consistent with the requirements of EGRRCPA. Banco Santander continues to monitor how these rules may impact its operations both internationally and in the United States.

Total Loss-Absorbing Capacity and Long-Term Debt Requirements

In addition to the above mentioned capital and liquidity requirements, the Federal Reserve Board adopted a final rule on December 15, 2016 that establishes certain TLAC, long-term debt (“LTD”) and clean holding company requirements in the United States generally consistent with the FSB’s international TLAC standard. Santander Holdings USA is compliant with all applicable requirements under the final rule as of January 1, 2019. Compliance with the final TLAC rule has resulted in increased funding costs for Santander Holdings USA and, indirectly, the Bank.

Stress Testing and Capital Planning

Certain of our U.S. subsidiaries, including Santander Holdings USA, are subject to stress testing and capital planning requirements in the United States, including the Federal Reserve Board’s Comprehensive Capital Analysis and Review (“CCAR”). The Federal Reserve Board expects companies subject to CCAR, such as Santander Holdings USA, to have sufficient capital to withstand a highly adverse operating environment and to be able to continue operations, maintain ready access to funding, meet obligations to creditors and counterparties, and serve as credit intermediaries. In addition, the Federal Reserve Board evaluates the planned capital actions of these bank holding companies, including planned capital distributions such as dividend payments or stock repurchases. In 2017, the Federal Reserve Board finalized a rule that removed the qualitative assessment that was part of CCAR for certain large and noncomplex bank holding companies and U.S. intermediate holding companies of FBOs, including Santander Holdings USA. In 2019, the Federal Reserve Board announced that it would be providing relief to certain less-complex firms, including Santander Holdings USA, by effectively moving these firms to a biennial supervisory stress testing and capital planning cycle. As a result, Santander Holdings USA was not subject to supervisory stress tests or CCAR for the 2019 supervisory cycle and its capital distributions will instead be based on the results of the 2018 supervisory stress tests.  As discussed in the “Enhanced Prudential Standards” section above, the Federal Reserve Board and other U.S. banking agencies issued the proposed FBO tailoring rules to tailor enhanced prudential standards for FBOs, consistent with the requirements of EGRRCPA. As proposed, the FBO tailoring rules would potentially provide relief with respect Santander Holdings USA’s U.S. stress testing and capital planning requirements. However, it is unclear if the proposed FBO rules will be adopted as currently written. Banco Santander continues to monitor how these rules may impact its operations both internationally and in the United States.

In April 2018, the Federal Reserve Board proposed a rule that would revise its capital buffer, stress testing and capital planning requirements to restructure how the Federal Reserve Board incorporates the results of supervisory stress testing into firms’ ongoing capital requirements, including by introducing stress buffer requirements that would apply on an ongoing basis and be calibrated to reflect firms’ projected losses under its stress tests. The proposed changes would affect the ongoing capital buffer requirements to which Santander Holdings USA is subject and could raise the regulatory capital ratios that Santander Holdings USA must maintain in order to avoid restrictions on dividends and other capital distributions.

Single Counterparty Credit Limits

In June 2018, the Federal Reserve Board issued a final rule implementing single counterparty credit limits applicable to the U.S. operations of major FBOs, such as the Bank, and to certain large U.S. IHCs of FBOs, such as Santander Holdings USA. The rule will impose percentage limitations on net credit exposures to individual counterparties (aggregated based on affiliation), generally as a percentage of tier 1 capital. This will become effective in January 2020 for the Bank and in July 2020 for Santander Holdings USA, and could adversely affect the financial position of the Bank's U.S. operations or of Santander Holdings USA.

As discussed in the “Enhanced Prudential Standards” section above, the Federal Reserve Board and other U.S. banking agencies issued the proposed FBO tailoring rules to tailor enhanced prudential standards for FBOs, consistent with the requirements of EGRRCPA. As proposed, the FBO tailoring rules would modify certain aspects of the single counterparty credit limit requirements applicable to the U.S. operations of FBOs, which could adversely affect how these requirements apply to Banco Santander’s U.S. operations, depending on the risk-based category ultimately applicable to the Bank under the FBO tailoring rules. Banco Santander continues to monitor how these rules may impact its operations both internationally and in the United States.

Other Supervisory Actions and Restrictions on U.S. Activities

In addition to the foregoing, U.S. bank regulatory agencies from time to time take supervisory actions under certain circumstances that restrict or limit a financial institution’s activities. In some instances, we are subject to significant legal restrictions on our ability to publicly disclose these actions or the full details of these actions. Furthermore, as part of the regular examination process, U.S. banking regulators may advise our U.S. banking subsidiaries to operate under various restrictions as a prudential matter. Under the U.S. Bank Holding Company Act of 1956, as amended (the “Bank Holding Company Act”), the Federal Reserve Board has the authority to disallow us and our U.S. banking subsidiaries from engaging in certain categories of new activities in the United States or acquiring shares or control of other companies in the United States. Such actions and restrictions currently applicable to us or our U.S. banking subsidiaries could adversely affect our costs and revenues. Moreover, efforts to comply with non-public supervisory actions or restrictions could require material investments in additional resources and systems, as well as a significant commitment of managerial time and attention. As a result, such supervisory actions or restrictions could have a material adverse effect on our business and results of operations; and we may be subject to significant legal restrictions on our ability to publicly disclose these matters or the full details of these actions.

In addition to such confidential actions and restrictions, we have been, and continue to be, subject to public supervisory actions in the United States. On September 15, 2014, Santander Holdings USA and the Federal Reserve Bank of Boston (“FRB Boston”) had executed a written agreement relating to a subsidiary’s declaration and payment of dividends in the second quarter of 2014 without the Federal Reserve Board’s approval. Under the written agreement, Santander Holdings USA had agreed to certain actions relating to planned capital distributions and to subject future capital distributions to the prior written approval of the Federal Reserve Board. On August 24, 2017, the Federal Reserve announced the termination of this enforcement action. Separately, in July 2015, Santander Holdings USA entered into a written agreement with the FRB Boston and agreed to make enhancements with respect to, among other matters, board oversight of the consolidated organization, risk management, capital planning and liquidity risk management. On August 14, 2018, the Federal Reserve announced the termination of this enforcement action. In addition, in March 2017, Santander Holdings USA and SCUSA entered into a written agreement with the FRB Boston pursuant to which Santander Holdings USA and SCUSA agreed to submit written plans acceptable to the FRB Boston to strengthen board oversight of the management and operations of SCUSA and to strengthen board and senior management oversight of SCUSA’s risk management program, SCUSA agreed to submit a written revised compliance risk management program acceptable to the FRB Boston and Santander Holdings USA agreed to submit written revisions to its firm-wide internal audit program of SCUSA’s compliance risk management program. A response to this written agreement was submitted to the Federal Reserve of Boston in May 2017. The written agreement between Santander Holdings USA and the FRB Boston dated March 21, 2017 has not been terminated and remains in place.

Anti-Money Laundering and Economic Sanctions

A major focus of U.S. governmental policy relating to financial institutions is aimed at preventing money laundering and terrorist financing. The Bank Secrecy Act, as amended by the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 contains provisions intended to detect, and prevent the use of the U.S. financial system for, money laundering and terrorist financing activities. Under the Bank Secrecy Act, U.S. financial institutions, including U.S. branches and subsidiaries of non-U.S. banks, are required to, among other things, maintain an anti-money laundering (“AML”) program, verify the identity of clients, monitor for and report suspicious transactions, report on cash transactions exceeding specified thresholds, and respond to requests for information by regulatory authorities and law enforcement agencies. The Financial Crimes Enforcement Network of the U.S. Department of the Treasury and U.S. federal and state bank regulatory agencies, as well as the U.S. Department of Justice, have the authority to impose significant civil money penalties for violations of those requirements.

There is also scrutiny of compliance with applicable U.S. economic sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury against certain foreign countries, governments, individuals and entities to counter threats to the U.S. national security, foreign policy, or economy. In May 2018, the Trump administration announced that the United States would cease its participation in the Joint Comprehensive Plan of Action and re-impose sanctions relating to Iran following wind-down periods, the first which ended on August 6, 2018 and the second of which ended on November 4, 2018. The United States has now completed the process of fully re-imposing sanctions related to Iran that were in force prior to the initial Iran nuclear agreement, and has authorized certain additional secondary sanctions relating to Iran. Accordingly, US secondary sanctions target a wide range of Iran-related activities.

Failures to comply with applicable U.S. AML laws or regulations or economic sanctions could have severe legal and reputational consequences, including significant civil and criminal penalties, and certain AML violations could result in a termination of U.S. banking licenses. The lack of certainty on possible requirements arising from any new AML laws or sanctions could pose risks given the possible penalties for financial crime compliance failings. If such penalties are incurred then they could have a material adverse effect on our operations, financial condition and prospects. In addition, U.S. regulators have taken actions against non-U.S. bank holding companies requiring them to improve their oversight of their U.S. subsidiaries’ Bank Secrecy Act programs and compliance. Further, U.S. federal banking agencies are required, when reviewing bank and bank holding company acquisition or merger applications, to take into account the effectiveness of the AML compliance record of the applicant. See also “Item 10. Supervision and Regulation”.

Cybersecurity and Data Privacy

As cybersecurity and data privacy risks for banking organizations and the broader financial system have significantly increased in recent years, cybersecurity and data privacy issues have become the subject of increasing legislative and regulatory focus. The U.S. bank regulatory agencies have proposed enhanced cyber risk management standards, which would apply to a wide range of large financial institutions and their third-party service providers, including Santander Holdings USA and would focus on cyber risk governance and management, management of internal and external dependencies, and incident response, cyber resilience and situational awareness. Several states have also proposed or adopted cybersecurity legislation and regulations, which require, among other things, notification to affected individuals when there has been a security breach of their personal data.

We receive, maintain and store non-public personal information of our customers and counterparties, including, but not limited to, personally identifiable information and personal financial information. The sharing, use, disclosure and protection of this information are governed by U.S. federal and state law. Both personally identifiable information and personal financial information is increasingly subject to legislation and regulation, the intent of which is to protect the privacy of personal information that is collected and handled.

We may become subject to new legislation or regulation concerning cybersecurity or the privacy of personally identifiable information and personal financial information or of any other information we may store or maintain. We could be adversely affected if new legislation or regulations are adopted or if existing legislation or regulations are modified such that we are required to alter our systems or require changes to our business practices or privacy policies. If cybersecurity, data privacy, data protection, data transfer or data retention laws are implemented, interpreted or applied in a manner inconsistent with our current practices, we may be subject to fines, litigation or regulatory enforcement actions or ordered to change our business practices, policies or systems in a manner that adversely impacts our operating results.

If we fall victim to successful cyber-attacks or experience cybersecurity incidents in the future, we may incur substantial costs and suffer other negative consequences, such as remediation costs (liabilities for stolen assets or information, repairs of system damage, among others), increased cybersecurity protection costs, lost revenues arising from the unauthorized use of proprietary information or the failure to retain or attract our customers following an attack, as already mentioned, litigation and legal risks, increased insurance premiums, reputational damage affecting the customers and the investors’ confidence, as well as damages to our competitiveness, stock price and long-term shareholder value.

It is important to highlight that even when a failure of or interruption in our systems or facilities is timely resolved or an attempted cyber incident or other security breach is successfully avoided or thwarted, normally substantial resources are expend in doing so, and we may be required to take actions that could adversely affect customer satisfaction or behavior, as well as represent a threat to our reputation.

ITEM 5. INFORMATION ON THE COMPANY

Average Balance Sheets and Interest Rates

The following tables include, by domicile of the Group entity at which the relevant asset or liability is accounted for, our average balances and interest rates for the six months ended June 30, 2019 and 2018. Domestic balances are those of Group entities domiciled in Spain, which reflect our domestic activities, and international balances are those of Group entities domiciled outside of Spain, which reflect our foreign activities.

To better understand the behaviour of average balance sheets and interest rates, we have split our foreign activities into ‘International – Mature markets’ which include Europe (except for Spain and Poland) and the United States and ‘International – Developing markets’ which include South America, Mexico and Poland.

You should read the following tables and the tables included under “—Changes in Net Interest Income—Volume and Rate Analysis” and “—Assets—Earning Assets—Yield Spread” considering the following:

•	We have included interest received on non-accruing assets in interest income only if we received such interest during the period in which it was due;

•	We have included loan arrangement fees in interest income;

•	We have not recalculated tax-exempt income on a tax-equivalent basis because the effect of doing so would not be significant;

•

We have included income and expenses from interest-rate hedging transactions as a separate line item under interest income and expenses if these transactions qualify for hedge accounting under IFRS. If these transactions did not qualify for such treatment, we included income and expenses on these transactions elsewhere in our income statement. See Note 2 to our consolidated financial statements in our 2018 Form 20-F for a discussion of our accounting policies for hedging activities;

•	We have stated average balances on a net basis, netting our allowances for credit losses; and

•	All average data have been calculated using month-end balances, which is not significantly different from having used daily averages.

Average Balance Sheet - Assets and Interest Income

	Six months ended 30 June,
	2019			2018
ASSETS	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in millions of euros, except percentages)
Cash and due from central banks and credit entities	205,013	1,700	1.66%	189,285	1,649	1.74%
Domestic	85,335	127	0.30%	68,770	72	0.21%
International - Mature markets	65,544	265	0.81%	69,892	153	0.44%
International - Developing markets	54,134	1,308	4.83%	50,623	1,424	5.63%

Loans and credits	901,665	23,084	5.12%	854,390	21,434	5.02%
Domestic	238,807	2,747	2.30%	246,921	2,667	2.16%
International - Mature markets	480,816	9,158	3.81%	439,504	8,327	3.79%
International - Developing markets	182,042	11,179	12.28%	167,965	10,440	12.43%

Debt securities	189,193	3,393	3.59%	194,870	3,154	3.24%
Domestic	62,268	350	1.12%	75,869	525	1.38%
International - Mature markets	56,764	422	1.49%	53,119	384	1.45%
International - Developing markets	70,161	2,621	7.47%	65,882	2,245	6.82%

Income from hedging operations		106			143
Domestic		19			(24)
International - Mature markets		47			(16)
International - Developing markets		40			183

Other interest		386			524
Domestic		191			218
International - Mature markets		209			206
International - Developing markets		(14)			100

Total Interest earning assets	1,295,871	28,669	4.42%	1,238,545	26,904	4.34%
Domestic	386,410	3,434	1.78%	391,560	3,458	1.77%
International - Mature markets	603,124	10,101	3.35%	562,515	9,054	3.22%
International - Developing markets	306,337	15,134	9.88%	284,470	14,392	10.12%
Other non-interest earning assets	197,083			199,899
Assets from discontinued operations	-			-
Total Average Assets	1,492,954	28,669		1,438,444	26,904

Note: As of June 30, 2019 and June 30, 2018, Total Average Assets attributed to international activities accounted for 68% and 67%, respectively, of the Group's Total Average Assets. (International - Mature markets accounted for 45% and 45% and International - Developing markets accounted for 23% and 22%, respectively).

Average Balance Sheet - Liabilities and Interest Expense

	Six months ended 30 June,
	2019			2018
LIABILITIES AND STOCKHOLDERS EQUITY	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in millions of euros, except percentages)
Due to credit entities and central banks	185,489	1,501	1.62%	190,990	1,438	1.51%
Domestic	91,941	177	0.39%	102,479	147	0.29%
International - Mature markets	58,982	438	1.49%	57,237	306	1.07%
International - Developing markets	34,566	886	5.13%	31,274	985	6.30%

Customer Deposits	802,594	5,459	1.36%	772,198	4,526	1.17%
Domestic	260,685	410	0.31%	250,895	491	0.39%
International - Mature markets	359,823	1,319	0.73%	352,241	996	0.57%
International - Developing markets	182,086	3,730	4.10%	169,062	3,039	3.60%

Marketable debt securities (A)	241,445	3,355	2.78%	214,454	2,918	2.72%
Domestic	81,738	785	1.92%	75,531	756	2.00%
International - Mature markets	123,228	1,513	2.46%	105,743	1,155	2.18%
International - Developing markets	36,479	1,057	5.80%	33,180	1,007	6.07%

Other interest bearing liabilities	7,006	76	2.17%	7,628	95	2.49%
Domestic	5,072	41	1.62%	5,646	42	1.49%
International - Mature markets	885	2	0.45%	860	2	0.47%
International - Developing markets	1,049	33	6.29%	1,122	51	9.09%

Expenses from hedging operations		(24)			62
Domestic		(6)			(24)
International - Mature markets		(29)			(8)
International - Developing markets		11			94

Other interest		666			934
Domestic		221			225
International - Mature markets		86			54
International - Developing markets		359			655

Total interest bearing liabilities	1,236,534	11,033	1.78%	1,185,270	9,973	1.68%
Domestic	439,436	1,628	0.74%	434,551	1,637	0.75%
International - Mature markets	542,918	3,329	1.23%	516,081	2,505	0.97%
International - Developing markets	254,180	6,076	4.78%	234,638	5,831	4.97%
Other non-interest bearing liabilities	146,928			147,531
Non-Controlling interest	11,301			10,981
Stockholders' Equity	98,191			94,662
Liabilities from discontinued operations	-			-

Total average liabilities and Stockholders' Equity	1,492,954	11,033		1,438,444	9,973

Note: As of June 30, 2019 and June 30, 2018, Total average liabilities attributed to international activities accounted for 63% and 63%, respectively, of the Group's Total average liabilities. (International - Mature markets accounted for 42% and 42% and International - Developing markets accounted for 22% and 21%, respectively).

(A) Does not include contingently convertible preference shares and perpetual subordinated notes because they do not accrue interests. We include them under “Other non-interest bearing liabilities”. The average balances of these debt securities amounted to €8,823 million and €7,772 million as of June 30, 2019 and June 30, 2018, respectively.

Changes in Net Interest Income—Volume and Rate Analysis

The following tables include, by domicile of the Group entity at which the relevant asset or liability is accounted for, changes in our net interest income between changes in average volume and changes in average rate for the first six months of 2019 compared to the same period of 2018. We have calculated volume variances based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. We have allocated variances caused by changes in both volume and rate to volume. You should read the following tables and the footnotes thereto in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”.

Volume and Rate Analysis

	Six months ended 30 June,
	2019 / 2018
	Increase (Decrease) due to changes in
INTEREST INCOME	Volume	Rate	Net Change
	(in millions of euros)
Cash and due from central banks and credit entities	9	42	51
Domestic	20	35	55
International - Mature markets	(105)	217	112
International - Developing markets	94	(210)	(116)

Loans and credits	1,610	40	1,650
Domestic	(90)	170	80
International - Mature markets	834	(3)	831
International - Developing markets	866	(127)	739

Debt securities	97	142	239
Domestic	(85)	(90)	(175)
International - Mature markets	31	7	38
International - Developing markets	151	225	376

Income from hedging operations	(37)	0	(37)
Domestic	43	0	43
International - Mature markets	63	0	63
International - Developing markets	(143)	0	(143)

Other interest	(138)	0	(138)
Domestic	(27)	0	(27)
International - Mature markets	3	0	3
International - Developing markets	(114)	0	(114)

Total Interest earning assets	1,541	224	1,765
Domestic	(139)	115	(24)
International - Mature markets	826	221	1,047
International - Developing markets	854	(112)	742

	Six months ended 30 June,
	2019 / 2018
	Increase (Decrease) due to changes in
INTEREST CHARGES	Volume	Rate	Net Change
	(in millions of euros)
Due to credit entities and central banks	56	7	63
Domestic	(16)	46	30
International - Mature markets	(25)	157	132
International - Developing markets	97	(196)	(99)

Customer Deposits	184	749	933
Domestic	19	(100)	(81)
International - Mature markets	(81)	404	323
International - Developing markets	246	445	691

Marketable debt securities	392	45	437
Domestic	60	(31)	29
International - Mature markets	235	123	358
International - Developing markets	97	(47)	50

Other interest bearing liabilities	(5)	(14)	(19)
Domestic	(4)	3	(1)
International - Mature markets	2	(2)	0
International - Developing markets	(3)	(15)	(18)

Expenses from hedging operations	(86)	0	(86)
Domestic	18	0	18
International - Mature markets	(21)	0	(21)
International - Developing markets	(83)	0	(83)

Other interest	(269)	0	(269)
Domestic	(4)	0	(4)
International - Mature markets	31	0	31
International - Developing markets	(296)	0	(296)

Total interest bearing liabilities	273	787	1,060
Domestic	73	(82)	(9)
International - Mature markets	141	682	823
International - Developing markets	59	187	246

Assets

Earning Assets—Yield Spread

The following table analyzes our average earning assets, interest income and dividends on equity securities and net interest income by domicile of the Group entity at which they are accounted for. Furthermore, it shows gross yields, net yields and yield spreads for each of the periods indicated. You should read this table and the footnotes thereto in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”, and the footnotes thereto.

	Six months ended 30 June,
	2019	2018
	(in millions of euros, except percentages)
Average interest earning assets	1,295,871	1,238,545
Domestic	386,410	391,560
International - Mature markets	603,124	562,515
International - Developing markets	306,337	284,470

Interest and similar income	28,669	26,904
Domestic	3,434	3,458
International - Mature markets	10,101	9,054
International - Developing markets	15,134	14,392

Interest income / (charges) (A)	17,636	16,931
Domestic	1,806	1,821
International - Mature markets	6,772	6,549
International - Developing markets	9,058	8,561

Gross yield (B)	4.42%	4.34%
Domestic	1.78%	1.77%
International - Mature markets	3.35%	3.22%
International - Developing markets	9.88%	10.12%

Net yield (C)	2.72%	2.73%
Domestic	0.93%	0.93%
International - Mature markets	2.25%	2.33%
International - Developing markets	5.91%	6.02%

Yield spread (D)	2.64%	2.66%
Domestic	1.04%	1.01%
International - Mature markets	2.12%	2.25%
International - Developing markets	5.10%	5.15%

A.	Interest income / (charges) is the net amount of interest and similar income and interest expense and similar charges. — See “Income Statement” on page 101.
B.	Gross yield is the quotient of interest income divided by average earning assets.
C.	Net yield is the quotient of net interest income divided by average earning assets.
D.

Yield spread is the difference between gross yield on earning assets and the average cost of interest-bearing liabilities. For a discussion of the changes in yield spread over the periods presented, see “Part 1. Consolidated Director’s Report  — Group Performance — Net Interest Income”

Interest-Earning Assets

The following table shows, by domicile of the Group entity at which the relevant asset is accounted for, the percentage mix of our average interest-earning assets for the periods indicated. You should read this table in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”, and the footnotes thereto.

	Six months ended 30 June,
	2019	2018

Cash and due from central banks and credit entities	15.82%	15.28%
Domestic	6.59%	5.55%
International - Mature markets	5.06%	5.64%
International - Developing markets	4.18%	4.09%

Loans and credits	69.58%	68.98%
Domestic	18.43%	19.94%
International - Mature markets	37.10%	35.49%
International - Developing markets	14.05%	13.56%

Debt securities	14.60%	15.73%
Domestic	4.81%	6.13%
International - Mature markets	4.38%	4.29%
International - Developing markets	5.41%	5.32%

Other Industry Guide 3 Disclosures

Movements in Allowances for Credit Losses

The following table analyzes, for the periods indicated, movements in our allowances for credit losses by domicile of the Group entity at which the relevant allowances are accounted for. See “Item 1—Presentation of Financial and Other Information”. For further discussion of movements in the allowances for credit losses see “Consolidated Directors’ Report —Group financial information —Grupo Santander Results” in Part 1 of this report.

	Year ended December 31,				Six months ended June 30,
	2018	2017		2016	2019	2018
	(in millions of euros, except percentages)
Allowance for credit losses at end of 2017
Borrowers in Spain	8,746	n.a.		n.a.	n.a.	8,746
Borrowers outside Spain	15,937	n.a.		n.a.	n.a.	15,937
Total	24,682	n.a.		n.a.	n.a.	24,682

IFRS9 Impact
Borrowers in Spain	755	n.a.		n.a.	n.a.	755
Borrowers outside Spain	1,219	n.a.		n.a.	n.a.	1,219
Total	1,974	n.a.		n.a.	n.a.	1,974

Allowance for credit losses at beginning of the period
Borrowers in Spain	9,501	7,215		9,554	7,683	9,501
Borrowers outside Spain	17,156	17,686		17,077	16,263	17,156
Total	26,656	24,900		26,631	23,947	26,656

Net provisions for credit losses charged to income statement (B)
Borrowers in Spain	1,295	955		964	673	685
Borrowers outside Spain	9,206	9,908		10,243	4,526	4,489
Total	10,501	10,863		11,207	5,199	5,174

Charge offs against credit loss allowance
Borrowers in Spain	(2,899)	(3,160)		(2,505)	(1,453)	(1,372)
Borrowers outside Spain	(9,774)	(10,362)		(10,254)	(4,793)	(4,768)
Total	(12,673)	(13,522)		(12,758)	(6,246)	(6,140)

Other movements	(538)	2,442	(A)	(179)	432	(749)

Allowance for credit losses at end of the period (C) (D)
Borrowers in Spain	7,683	8,746		7,214	7,076	8,740
Borrowers outside Spain	16,263	15,936		17,686	16,256	16,201
Total	23,947	24,682		24,900	23,332	24,941

Recoveries of loans previously charged off against income statement
Borrowers in Spain	255	247		283	120	164
Borrowers outside Spain	1,303	1,374		1,299	716	659
Total	1,558	1,621		1,582	836	823

Average loans outstanding
Borrowers in Spain	240,845	220,067		175,751	238,807	246,921
Borrowers outside Spain	620,482	604,159		605,758	662,858	607,469
Total	861,327	824,226		781,509	901,665	854,390

Net charge-offs against loan loss allowance to average loans ratio (E)
Borrowers in Spain	1.10%	1.32%		1.26%	1.12%	0.98%
Borrowers outside Spain	1.37%	1.49%		1.48%	1.23%	1.35%
Total	1.29%	1.44%		1.43%	1.20%	1.24%

(A)   Under “Other movements” we include mainly the balances of Banco Popular.

(B)   We have not included a separate line item for charge-offs of loans not previously provided for (loans charged-off against income) as these are not permitted.

(C)    Includes allowances for impairment losses on balances of “Loans and receivables - Loans and advances to customers”, “Loans and receivables - Loans and advances to credit institutions” and “Loans and receivables – Debt securities”. See “Item 2. Selected Consolidated Financial Information”.

(D)   The segregation of the allowance for credit losses between Spain and outside Spain was made by geographical location of the Group’s company that accounts for    the risk.

(E)    For the purpose of calculating the ratio, net charge-offs consist of Charge offs against credit loss allowance less Recoveries of loans previously charged off. Ratios at June 30, 2019 and June 30, 2018 reflect year-to-date net loan charge-offs, annualized. Ratios at year end reflect full year net loan charge-offs.

The net charge-offs against loan loss allowance to average loans ratio in Spain increased 14 basis points in June 30, 2019 as compared to June 30, 2018. There was an increase in net charge-offs mainly due to mortgages portfolios and a decrease in average loans due to lower wholesale balances and with institutions. In foreign jurisdictions the ratio decreased 12 basis points at June 30, 2019 as compared to June 30, 2018. Net charge-offs remained stable while there was an increase in average loans, particularly in developing countries.

The table below shows, for the periods indicated, a breakdown of recoveries, net provisions and charge-offs against credit loss allowances by type and by domicile of the Group entity at which these items are accounted for.

	Year ended December 31,			Six months ended June 30,
	2018	2017	2016	2019	2018
	(in millions of euros)
Recoveries of loans previously charged-off against income statement
Domestic:
Commercial, financial, agricultural, industrial	119	66	128	58	73
Real estate and construction	58	87	72	26	41
Other mortgages	3	14	10	3	2
Installment loans to individuals	60	71	63	32	41
Lease finance	2	1	6	-	1
Other	13	8	4	1	6
Total Borrowers in Spain	255	247	283	120	164
Borrowers outside Spain
Government and official institutions	-	-	9	2	-
Commercial and industrial	1,224	1,299	1,146	654	617
Mortgage loans	75	67	86	43	40
Other	3	8	58	17	2
Total Borrowers outside Spain	1,303	1,374	1,299	716	659
Total	1,558	1,621	1,582	836	823
Net provisions for credit losses charged to income statement
Domestic:
Commercial, financial, agricultural, industrial	740	488	418	310	520
Real estate and construction	96	142	(36)	80	(23)
Other mortgages	27	112	159	85	(34)
Installment loans to individuals	434	217	484	195	191
Lease finance	(51)	22	(22)	4	(6)
Other	49	(25)	(39)	(1)	37
Total Borrowers in Spain	1,295	954	964	673	685
Borrowers outside Spain
Government and official institutions	18	7	8	4	20
Commercial and industrial	9,034	9,688	8,295	4,331	4,344
Mortgage loans	147	138	971	169	101
Other	7	75	969	21	23
Total Borrowers outside Spain	9,206	9,908	10,243	4,525	4,489
Total	10,501	10,862	11,207	5,199	5,174
Charge-offs against credit loss allowance
Domestic:
Commercial, financial, agricultural, industrial	(784)	(1,095)	(1,264)	(468)	(375)
Real estate and construction	(942)	(1,445)	(658)	(303)	(511)
Other mortgages	(570)	(308)	(154)	(425)	(209)
Installment loans to individuals	(565)	(243)	(408)	(242)	(249)
Lease finance	(1)	(20)	(7)	(6)	(1)
Other	(37)	(49)	(14)	(9)	(27)
Total Borrowers in Spain	(2,899)	(3,160)	(2,505)	(1,453)	(1,372)
Borrowers outside Spain
Government and official institutions	-	-	-	(4)	(1)
Commercial and industrial	(9,528)	(9,873)	(9,451)	(4,610)	(4,572)
Mortgage loans	(235)	(357)	(374)	(157)	(120)
Other	(10)	(132)	(429)	(21)	(75)
Total Borrowers outside Spain	(9,774)	(10,362)	(10,253)	(4,793)	(4,768)
Total	(12,673)	(13,522)	(12,758)	(6,246)	(6,140)

The tables below show, for the periods indicated, a breakdown of allowances for credit losses by type and by domicile of the Group entity at which the allowances for credit losses are accounted for.

	Year Ended December 31,
	2018	%	2017	%	2016	%
	(in millions of euros, except percentages)
Borrowers in Spain:
Commercial, financial, agricultural, industrial	2,562	9.60	2,011	8.15	1,344	5.40
Real estate and construction (A)	2,450	4.07	2,956	11.98	2,430	9.76
Other mortgages	1,852	11.92	2,460	9.97	2,636	10.59
Installment loans to individuals	611	5.67	1,111	4.50	543	2.18
Lease finance	92	0.38	134	0.54	156	0.63
Other	116	0.44	74	0.30	105	0.42
Total Borrowers in Spain	7,683	32.08	8,746	35.43	7,214	28.97
Borrowers outside Spain:
Government and official institutions	43	0.18	33	0.13	20	0.08
Commercial and industrial	13,912	58.09	13,675	55.40	15,514	62.30
Mortgage loans	2,083	8.70	1,833	7.43	1,970	7.91
Other	226	0.94	395	1.60	182	0.73
Total Borrowers outside Spain	16,264	67.92	15,936	64.57	17,686	71.03
Total	23,947	100.00	24,682	100.00	24,900	100.00

(A)  At December 31, 2018, 2017 and 2016 the allowances of the portfolio of loans to construction and property development companies with real estate purposes, defined in accordance with the Bank of Spain’s purpose-based classification guidelines, amounted to €521 million, €1,127 million,  and €2,225 million, respectively. In this table and in the previous one, loans to construction and property development companies are defined as loans granted to companies that belong to that sector, irrespective of the purpose of the loan.

	Six Months Ended June 30,
	2019	%	2018	%
	(in millions of euros, except percentages)
Borrowers in Spain:
Commercial, financial, agricultural, industrial	2,185	9.36	2,619	10.50
Real estate and construction (A)	784	3.36	1,444	5.79
Other mortgages	2,910	12.47	2,984	11.96
Installment loans to individuals	1,045	4.48	1,467	5.88
Lease finance	87	0.37	122	0.49
Other	65	0.28	103	0.41
Total Borrowers in Spain	7,076	30.33	8,740	35.04
Borrowers outside Spain:
Government and official institutions	44	0.19	54	0.22
Commercial and industrial	13,865	59.42	13,793	55.30
Mortgage loans	2,128	9.12	2,197	8.81
Other	219	0.94	157	0.63
Total Borrowers outside Spain	16,256	69.67	16,201	64.96
Total	23,332	100.00	24,941	100.00

(A)   At June 30, 2019 and 2018 the allowances of the portfolio of loans to construction and property development companies with real estate purposes, defined in accordance with the Bank of Spain’s purpose-based classification guidelines, amounted to €379 million and €918 million, respectively. In this table, loans to construction and property development companies are defined as loans granted to companies that belong to that sector, irrespective of the purpose of the loan.  Allowances for real estate and construction decreased mainly due to sales of portfolios.

Non-performing Balances

The following table shows our non-performing assets (loans and other assets to collect) and contingent liabilities, excluding country-risk.

	Year ended December 31,			Six Months ended June 30,
	2018	2017	2016	2019	2018
	(in millions of euros)
Past-due and other non-performing balances (A) (B) (C):
Domestic	17,376	19,138	14,020	16,418	18,441
International	18,316	18,459	19,623	18,003	18,212
Total	35,692	37,596	33,643	34,421	36,654

(A)    The total amount of our non-performing balances fully provisioned under IFRS was €1,479 million, €4,076 million and €4,514 million, at December 31, 2018, 2017 and 2016, respectively, and €1,340 million and €4,199 million at June 2019 and 2018 respectively. See “Item 5. Information on the Company—Bank of Spain`s Classification Requirements- Charge-off Assets” in part 3 of the 2018 Form 20-F.

(B)    Non-performing balances due to country risk were €12 million, €11 million and €8 million, at December 31, 2018, 2017 and 2016, respectively, and €13 million and €11 million at June 2019 and 2018, respectively.

(C)   At December 31, 2018, 2017 and 2016 (i) the total amount of our non-performing more than 90 days past-due balances was €21,201 million, €24,652 million and €21,189 million, respectively, and €20,368 million and €21,763 million at June 2019 and 2018, respectively, and (ii) the total amount of our other non-performing balances was €14,491 million, €12,944 million and €12,454 million, respectively, and €14,053 million and €14,891 million at June 2019 and 2018, respectively.

We do not believe that there is a material amount of assets not included in the foregoing table where known information about credit risk at June 30, 2019 (not related to transfer risk inherent in cross-border lending activities) gave rise to serious doubts as to the ability of the borrowers to comply with the loan repayment terms at such date.

Evolution of Non-performing Balances

The following table shows the movement in our non-performing assets and contingent liabilities (excluding country risk):

(in millions of euros)	Year ended	Year ended		Quarter ended
	Dec. 31,	Dec. 31,		Jun. 30,	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,
	2018	2017		2019	2019	2018	2018	2018	2018

Opening balance	37,596	33,643		35,590	35,692	36,332	36,654	37,407	37,596
Entries	10,910	8,269		2,511	2,147	3,136	2,528	2,906	2,340
Changes in scope of consolidation	177	10,032	(*)	-	-	177	-	-	-
Exchange differences	(318)	(826)		(162)	479	(130)	(140)	(409)	361
Write-offs	(12,673)	(13,522)		(3,519)	(2,728)	(3,823)	(2,710)	(3,250)	(2,890)
Closing balance	35,692	37,596		34,421	35,590	35,692	36,332	36,654	37,407

(*) Reflects the acquisition of Banco Popular in June 2017 and the agreement to sell 51% of the real estate business to Blackstone in the third quarter of 2017 (see Note 12 to our consolidated financial statements included in Part 2 of the 2018 Form 20-F).

Non-performing Balances Ratios

The following table shows the total amount of our computable credit risk, the amounts of our non-performing assets and contingent liabilities by category, our allowances for credit losses, the ratio of our non-performing balances to total computable credit risk and our coverage ratio at the dates indicated:

	Year Ended December 31,			Six Months Ended June 30,
	2018	2017	2016	2019	2018
	(in millions of euros, except percentages)
Computable credit risk (A)	958,153	920,968	855,510	980,885	934,388

Non-performing balances by category:
Individuals	16,511	16,538	15,477	16,504	15,512
Mortgages	8,371	9,129	8,278	8,314	8,296
Consumer loans	6,154	5,307	5,486	6,043	5,542
Credit cards and others	1,986	2,102	1,713	2,148	1,674
Enterprises	16,137	18,423	15,247	15,447	17,412
Corporate Banking	2,993	2,497	2,817	2,410	3,673
Public sector	51	138	101	59	57
Total non-performing balances	35,692	37,596	33,643	34,421	36,654

Allowances for total balances	24,061	24,529	24,835	23,432	25,148

Ratios
Non-performing balances (B) to computable credit risk	3.73%	4.08%	3.93%	3.51%	3.92%
Coverage ratio (C)	67.41%	65.24%	73.82%	68.07%	68.61%
Balances charged-off to total loans and contingent liabilities (D)	1.16%	1.29%	1.31%	1.10%	1.14%

(A)   Computable credit risk is the sum of the face amounts of loans and leases (including non-performing assets but excluding country risk loans), guarantees and   documentary credits.

(B)    Non-performing loans and contingent liabilities, securities and other assets to collect.

(C)    Allowances for total balances as a percentage of non-performing balances.

(D)    Ratios at June 30, 2019 and June 30, 2018 reflect year-to-date net loan charge-offs, annualized. Ratios at year end reflect full year net loan charge-offs.

Other non-performing balances

We do not classify our loans and contingent liabilities to borrowers in countries with transitory difficulties (category 3) and countries in serious difficulties (category 4) as impaired balances. Loans and contingent liabilities in these categories do not stop accruing interest. However, we treat category 5 (doubtful countries) country risk outstanding as both a non-accruing and impaired balance.

Summary of non-performing balances	Year Ended December 31,			Six Months Ended June 30,
	2018	2017	2016	2019	2018
	(in millions of euros)
Balances classified as non-performing balances	35,692	37,596	33,643	34,421	36,654
Non-performing balances due to country risk	12	11	8	13	11
Total non-performing balances	35,704	37,607	33,651	34,434	36,665

Foreclosed Assets

The table below sets forth the movements in our foreclosed assets for the periods shown.

	Total Year		Quarterly movements					Total Year	Six Months Ended June 30,
	Dec. 31, 2017		Mar. 31, 2018		Jun. 30, 2018	Sep. 30, 2018	Dec. 31, 2018	Dec. 31, 2018	Jun. 30, 2019	Jun. 30, 2018
	(in millions of euros, except percentages)
Opening balance	11,685		27,464		11,159	10,860	10,697	27,464	10,468	27,464
Foreclosures	1,752		317		279	228	586	1,410	508	596
Sales	(2,232)		(16,672)	(**)	(549)	(413)	(798)	(18,432)	(2,729)	(17,221)	(**)
Perimeter	17,529		-		-	-	-	-	-	-
Other movements	(1,270)		50		(29)	22	(18)	26	515	21
Gross foreclosed assets and assets acquired in payment of customer debts	27,464	(*)	11,159		10,860	10,697	10,468	10,468	8,762	10,860
Of which: in Spain	26,336		9,634		9,401	9,285	9,250	9,250	7,585	9,401
Allowances established	15,898		5,548		5,410	5,344	5,135	5,135	4,313	5,410
Of which: in Spain	15,548		5,035		4,879	4,834	4,758	4,758	3,978	4,879
Closing balance (net)	11,566		5,611		5,450	5,353	5,333	5,333	4,449	5,450
Of which: in Spain	10,787		4,599		4,522	4,451	4,492	4,492	3,606	4,522
Allowance as a percentage of foreclosed assets and assets acquired in payment of customer debts	57.9%		49.7%		49.8%	49.9%	49.1%	49.1%	49.2%	49.8%
Of which: in Spain	59.0%		52.3%		51.9%	52.1%	51.4%	51.4%	52.5%	51.9%

(*) Includes the balances of Banco Popular

(**) In the first quarter of 2018 the Group closed the sale of 51% of the real estate business of Banco Popular to Blackstone.

Property financing provided for construction and property development

The table below shows the construction and real estate business in Spain portfolio, defined in accordance with the Bank of Spain’s purpose-based classification guidelines during the first half of 2019:

	Millions of euros
	June 30, 2019	June 30, 2018
Balance at the beginning of the year	4,812	6,472
Foreclosed assets	(21)	(64)
Reductions (A)	(531)	(539)
Written-off assets	(129)	(117)
Balance at the end of the year	4,131	5,752

(A) Includes sales of portfolios, cash recoveries and third parties subrogations.

  For more information about property financing provided for construction and property development see Note 16.d.ii to our interim consolidated financial statements in Part 2 of this report.

Research and development, patents and licenses, etc.

During 2018 and the first half of 2019 we spent €1,468 million and €499 million, respectively, in research and development activities in connection with information technology projects.

Tabular disclosure of contractual obligations

The following table summarizes our contractual obligations by remaining maturity at June 30, 2019:

Contractual obligations		More than	More than
	Less than	1 year but	3 year but	More than
(in millions of euros)	1 year	less than 3 years	less than 5 years	5 years	Total

Deposits from credit institutions	74,784	72,563	8,855	4,606	160,808
Customer deposits	728,255	35,932	10,382	2,333	776,902
Marketable debt securities	65,863	73,968	39,060	72,781	251,672
Liabilities under insurance contracts (1)	569	63	32	55	719
Operating lease obligations	1,213	1,393	998	3,514	7,118
Capital lease obligations	44	46	30	56	176
Other long-term liabilities (2)	1,624	3,015	3,594	5,728	13,961
Contractual interest payment (3)	5,946	5,564	5,137	20,141	36,788
Total	878,298	192,544	68,088	109,214	1,248,144

(A)    Includes life insurance contracts in which the investment risk is borne by the policy holder and insurance savings contracts.

(B)    Other long-term liabilities relate to pensions and similar obligations and include the estimated benefit payable for the next ten years.

(C)   Calculated for all Deposits from credit institutions, Customer deposits, Marketable debt securities and Subordinated debt assuming a constant interest rate based on data as of December 31, 2018 over time for all maturities, and those obligations with maturities of more than five years have an average life of ten years.

The table above excludes the “fixed payments” of our derivatives since derivative contracts executed by the Group apply close-out netting across all outstanding transactions, that is, these agreements provide for settlements to be made on a maturity or settlement date for the differences that arise, and as such, the obligation to be settled in the future is not fixed at the present date and is not determined by the fixed payments.

ITEM 6. RISK DISCLOSURES

Higher-Risk Loans

Grupo Santander does not have any significant exposure to higher-risk loans. Our credit portfolio is focused on retail banking with a medium-low risk profile, and with broad diversification both by geography and segment. 62% of the Group net customer loans are secured, mostly by real estate collateral.

Mortgages to individuals represent approximately 35% of the Group net customer loans, with a low risk profile, low non-performing ratios and an adequate coverage ratio.

Among other factors, this is due to the fact that these loans are mainly first residence mortgages and subject to a rigorous assessment of credit risk and affordability. The admission process assesses both the current and future payment capacity of the customer, evaluating if the client’s disposable income will most likely be enough to meet the loans’ instalments.

Certain mortgage portfolios that may present higher risks than others (interest only, flexible loans, loans with LTV greater than 100%, buy to let), are subject to even more strict lending policies to mitigate their risks. Furthermore, they represent a low percentage of the Group portfolio, and their performance is continuously monitored to ensure an adequate control.

With regards to the real estate unit management in Spain (Actividad Inmobiliaria España), it continued to focus on reducing loans and foreclosed assets. The Group reached an agreement with a subsidiary of Cerberus Capital Management to sell 35,700 properties for EUR 1,535 million, carried out during the 1Q19. The portfolio’s net value as of June was EUR 3.8 billion, equivalent to less than 1% of Spain’s balance-sheet.

In addition, other portfolios also demand specific monitoring due to the inherent nature of their business and particular risk profile, which seeks the optimization of risk adjusted returns. This is the case of the Santander Consumer USA portfolio, mainly focused on auto loans and leases, representing 3.03% of the Group’s total loans with a return on tangible equity, at 2Q19, of 31% .

Changes in Practices

There have not been any significant changes in policies and practices in response to the effects of the current economic environment that might affect the quality of the credit information presented. This is due to the fact that our risk management and control model is based on the principles set down below:

1.

An advanced and comprehensive risk management framework, with a forward-looking approach that allows the Group to maintain a medium-low risk profile, through a risk appetite defined by Banco Santander’s board of directors and the identification and assessment of existing and emerging risks.

2.	Lines of defense that enable risk to be managed and monitored at its source, in addition to an independent assessment.
3.	A model predicated on autonomous subsidiaries with robust governance based on a clear committee structure that separates the risk management and control functions.
4.	Information and technological management processes that allow all risks to be identified, developed, managed and reported at appropriate levels.
5.	A risk culture integrated throughout the organization, composed of a series of attitudes, values, skills and action guidelines to deal with all risks.
6.	All risks are managed by the units that generate them, using advanced modelling techniques and tools.

These principles, combined with a series of relevant interrelated tools and processes in the Group strategy planning (risk appetite, risk profile assessment, analysis of scenarios, risk reporting framework, budgetary processes, etc.) are the key components of the risk control framework which are essential for an adequate monitoring and oversight of the risk profile.

Other

We use credit derivatives to cover loans and trading transactions focused on servicing our customers’ needs.  This activity is subject to strict internal controls that minimize operational risk. Risk in these activities is controlled via a series of limits such as VaR, nominal by rating, sensitivity to the spread by rating and name, and sensitivity to the rate of recovery and to correlation. Jump-to-default limits are also set by geographic area, sector and liquidity.

Exposures related to complex structured assets

We have a very limited exposure to complex structured assets. See “Quantitative Analysis About Market Risk” below.

Quantitative Analysis About Market Risk

A.Activities subject to market risk and types of market risk

The perimeter of activities subject to market risk involves transactions where patrimonial risk is assumed as a consequence of variations in market factors. Thus they include trading risks and also structural risks, which are also affected by market shifts.

This risk arises from changes in risk factors (interest rates, inflation rates, exchange rates, share prices, the spread on loans, commodity prices and the volatility of each of these elements) as well as from the liquidity risk of the various products and markets in which the Group operates.

• Interest rate risk is the possibility that changes in interest rates could adversely affect the value of a financial instrument, a portfolio or the Group as a whole. It affects loans, deposits, debt securities, most assets and liabilities in the trading books and derivatives, among others.

• Inflation rate risk is the possibility that changes in inflation rates could adversely affect the value of a financial instrument, a portfolio or the Group as a whole. It affects instruments such as loans, debt securities and derivatives, where the return is linked to inflation or to a change in the actual rate.

• Exchange rate risk is the sensitivity of the value of a position in a currency other than the base currency to a movement in exchange rates. Hence, a long or open position in a foreign currency will produce a loss if that currency depreciates against the base currency. Among the exposures affected by this risk are the Group’s investments in subsidiaries in non-euro currencies, as well as any foreign currency transactions.

• Equity risk is the sensitivity of the value of positions in equities to adverse movements in market prices or expectations of future dividends. Among other instruments, this affects positions in shares, stock market indices, convertible bonds and derivatives using shares as the underlying asset (put, call, equity swaps, etc.)

• Credit spread risk is the risk or sensitivity of the value of positions in fixed income securities or in credit derivatives to movements in credit spread curves or in recovery rates associated with issuers and specific types of debt. The spread is the difference between financial instruments listed with a margin over other benchmark instruments, mainly the interest rate risk of Government bonds and interbank interest rates.

• Commodities price risk is the risk derived from the effect of potential changes in prices. The Group’s exposure to this risk is not significant and is concentrated in derivative transactions on commodities with customers.

• Volatility risk is the risk or sensitivity of the value of a portfolio to changes in the volatility of risk factors: interest rates, exchange rates, shares, credit spreads and commodities. This risk is incurred by all financial instruments where volatility is a variable in the valuation model. The most significant case is financial options portfolios.

All these market risks can be partly or fully mitigated by using options, futures, forwards and swaps.

In addition, other types of market risk require more complex hedging. For example:

• Correlation risk is the sensitivity of the portfolio to changes in the relationship between risk factors (correlation), either of the same type (for example, two exchange rates) or different types (for example, an interest rate and the price of a commodity).

• Market liquidity risk is that of a Group entity or the Group as a whole cannot reverse or close a position in time without having an impact on the market price or the cost of the transaction. Market liquidity risk can be caused by a reduction in the number of market makers or institutional investors, the execution of large volumes of transactions, or market instability. It increases as a result of the concentration of certain products and currencies.

• Prepayment or cancellation risk. When the contractual relationship in certain transactions explicitly or implicitly allows the possibility of early cancellation without negotiation before maturity, there is a risk that the cash flows may have to be reinvested at a potentially lower interest rate. This mainly affects mortgage loans and mortgage securities.

• Underwriting risk. This occurs as a result of an entity’s participation in underwriting a placement of securities or another type of debt, assuming the risk of partially owning the issue or the loan due to non-placement of all of it among potential buyers.

In addition to the above market risks, balance sheet liquidity risk must also be considered. Unlike market liquidity risk, balance sheet liquidity risk is defined as the possibility of not meeting payment obligations on time, or doing so at excessive cost. Among the losses caused by this risk are losses due to forced sales of assets or margin impacts due to the mismatch between expected cash inflows and outflows.

On the other hand, pension and actuarial risks also depend on shifts in market factors, which are described in more detail, in this chapter.

The Group has projects under way for compliance with obligations related to the Basel Committee’s Fundamental Review of the Trading Book, and for compliance with EBA guidelines on balance sheet interest rate risk. The objective of these projects is to have the best tools for control and management of market risks available to both managers and control units, all within a governance framework that is appropriate for the models used and the reporting of risk metrics. These projects allow meeting the requirements related to regulatory demands in these risk factors.

B.Trading market risk management

System for controlling limits

Setting trading market risk limits is a dynamic process, determined by the Group’s predefined risk appetite levels. This process is part of an annual limits plan defined by the Group’s senior management, involving every Group’s entity.

The market risk limits are established based on different metrics and are intended to cover all activities subject to market risk from many perspectives, applying a conservative approach. The main ones are:

• Value at Risk (VaR) and Stressed VaR limits.

• Limits of equivalent and/or nominal positions.

• Interest rate sensitivity limits.

• Vega limits.

• Delivery risk limits for short positions in securities (fixed income and securities).

• Limits to constrain the volume of effective losses, and protect results generated during the period:

• Loss trigger.

• Stop loss.

• Credit limits:

• Total exposure limit.

• Jump to default by issuer limit.

• Others.

• Limits for origination transactions.

These general limits are complemented by other sub-limits to establish a sufficiently granular limits framework for the effective control of the market risk factors to which the Group is exposed in its trading activities. Positions are monitored on a daily basis globally and for each unit at desk level, as well as with an exhaustive control of changes to portfolios and trading desks, so as to identify any incidents that might need immediate correction, and thus comply with the Volcker Rule.

Three categories of limits are established based on the scope of approval and control: global approval and control limits, global approval limits with local control, and local approval and local control limits. The limits are requested by the business executive of each country/entity, considering the particular nature of the business in order to achieve the established budget targets, seeking consistency between the limits and the risk/return ratio. The limits are approved by the corresponding risk bodies.

Business units must comply with the approved limits at all times. In the event of a limit being exceeded, the local business executives have to explain, in writing and on the same day, the reasons for the excess and the action plan to correct the situation, which in general might consist of reducing the position until it reaches the defined limits or setting out the strategy that justifies an increase in the limits.

If the business unit fails to respond to the breach within three days, the global business executives will be asked to set out the actions to be taken in order to make the adjustment to the existing limits. If this situation lasts for ten days as of the first excess, senior risk management will be informed so that a decision can be taken: the risk takers could be required to reduce the levels of risk assumed.

Methodologies

a) Value at Risk (VaR)

The standard methodology Santander applies to trading activities is Value at Risk (VaR), which measures the maximum expected loss with a certain confidence level and time frame. The standard for historic simulation is a confidence level of 99% and a time frame of one day. Statistical adjustments are applied enabling the most recent developments affecting the levels of risk assumed to be incorporated efficiently and on a timely manner. A time frame of two years or at least 520 days from the reference date of the VaR calculation is used. Two figures are calculated every day: one applying an exponential decay factor that allocates less weight to the observations furthest away in time and another with the same weight for all observations. The higher of the two is reported as the VaR.

Simultaneously the Value at Earnings (VaE) is calculated, which measures the maximum potential gain with a certain level of confidence and time frame, applying the same methodology as for VaR.

VaR by historic simulation has many advantages as a risk metric (it sums up in a single number the market risk of a portfolio, it is based on market movements that really occurred without the need to make assumptions of functions forms or correlations between market factors, etc.), but it also has its limitations.

Some limitations are intrinsic to the VaR metrics, regardless of the methodology used in their calculation, including:

• The VaR calculation is calibrated at a certain level of confidence, which does not indicate the levels of possible losses beyond it.

• There are some products in the portfolio with a liquidity horizon greater than that specified in the VaR model.

• VaR is a static analysis of the portfolio risk, and the situation could change significantly during the following day, although the likelihood of this occurring is very low.

Using the historic simulation methodology also has its limitations:

• High sensitivity to the historic window used.

• Inability to capture plausible events that would have significant impact, if these do not occur in the historic window used.

• The existence of valuation parameters with no market input (such as correlations, dividend and recovery rate).

• Slow adjustment to new volatilities and correlations, if the most recent data receives the same weight as the oldest data.

Some of these limitations are overcome by using Stressed VaR and expected shortfall, calculating VaR with exponential decay and applying conservative valuation adjustments. Furthermore, as previously stated, the Group regularly conducts analysis and backtesting of the VaR calculation model accuracy.

b) Stressed VaR (sVaR) and expected shortfall (ES)

In addition to standard VaR, Stressed VaR is calculated daily for the main portfolios. The calculation methodology is the same as for VaR, with the two following exceptions:

• The historical observation period for the factors: when calculating stressed VaR a window of 260 observations is used, rather than 520 for VaR. However, this is not the most recent data: rather, the data used is from a continuous period of stress for the portfolio in question. This is determined for each major portfolio by analysing the history of a subset of market risk factors selected based on expert judgement and the most significant positions in the books.

• Unlike VaR, stressed VaR is obtained using the percentile with uniform weighting, not the higher of the percentiles with exponential and uniform weightings.

Moreover, the expected shortfall is also calculated by estimating the expected value of the potential loss when this is higher than the level set by VaR. Unlike VaR, ES has the advantages of capturing the risk of large losses with low probability (tail risk) and being a sub-additive metric. The Basel Committee considers that ES with a 97.5% confidence interval delivers a similar level of risk to VaR at a 99% confidence interval. ES is calculated by applying uniform weights to all observations.

c) Scenario analysis

The Group uses other metrics in addition to VaR, providing it greater control over the risks it faces in the markets where it is active. These measures include scenario analysis, which consists in defining alternative behaviours for various financial variables and obtaining the impact on results of applying these to activities. These scenarios may replicate events that occurred in the past (such as a crisis) or determine plausible alternatives that are unrelated to past events.

The potential impact on earnings of applying different stress scenarios is regularly calculated and analysed, particularly for trading portfolios, considering the same risk factor assumptions. Three scenarios are defined, as a minimum: plausible, severe and extreme. Taken together with VaR, these reveal a much more complete spectrum of the risk profile.

A number of trigger thresholds have also been established for global scenarios, based on their historical results and the capital associated with the portfolio in question. When these triggers are activated, the portfolio managers are notified so they can take appropriate action. The results of the global stress exercises, and any breaches of the trigger thresholds, are reviewed regularly, and reported to senior management, when this is considered appropriate.

d) Analysis of positions, sensitivities and results

Positions are used to quantify the net volume of the market securities for the transactions in the portfolio, grouped by main risk factor, considering the delta value of any futures or options. All risk positions can be expressed in the base currency of the local unit and the currency used for standardizing information. Changes in positions are monitored on a daily basis to detect any incidents, so they can be corrected immediately.

Measurements of market risk sensitivity estimate the variation (sensitivity) of the market value of an instrument or portfolio to any change in a risk factor. The sensitivity of the value of an instrument to changes in market factors can be obtained using analytical approximations through partial derivatives or through a complete revaluation of the portfolio.

Furthermore, the daily formulation of the income statement by the Risk area is an excellent indicator of existing risks, as it allows to identify the impact of changes in financial variables on portfolios.

e) Derivatives activities and credit management

Also noteworthy is the control of derivative activities and credit management which, because of its atypical nature, is conducted daily with specific measures. First, the sensitivities to price movements of the underlying asset (delta and gamma), volatility (vega) and time (theta) are controlled. Second, measures such as the sensitivity to the spread, jump-to-default, concentrations of positions by level of rating, etc., are reviewed systematically.

With regard to the credit risk inherent to trading portfolios, and in line with the recommendations of the Basel Committee and prevailing regulations, a further metric is also calculated: the incremental risk charge (IRC). This seeks to cover the risks of non-

compliance and ratings migration that are not adequately captured in VaR, through changes in the corresponding credit spreads. This metric is essentially applied to fixed-income bonds, both public and private, derivatives on bonds (forwards, options, etc.) and credit derivatives (credit default swaps, asset backed securities, etc.). IRC is calculated using direct measurements of loss distribution tails at an appropriate percentile (99.9%), over a one year horizon. The Montecarlo methodology is used, applying one million simulations.

f) Credit Valuation Adjustment (CVA) and Debt Valuation Adjustment (DVA)

The Group incorporates CVA and DVA when calculating the results of trading portfolios. The CVA is a valuation adjustment of over the-counter (OTC) derivatives, as a result of the risk associated with the credit exposure assumed by each counterparty.

It is calculated by taking into account the potential exposures with each counterparty in each future maturity. The CVA for a particular counterparty is the sum of the CVA for all maturities. For its calculation, the following inputs are considered:

• Expected exposure: including, for each operation the current market value (MTM) as well as the potential future risk (add-on) to each maturity. Mitigating factors such as collateral and netting agreements are taken into account, as well as a time decay factor for derivatives with partial interim payments.

• Loss given default: the percentage of final loss assumed in case of default/non-payment of the counterparty.

• Probability of default: for cases in which there is no market information (spread curve traded through CDS, etc.), general proxies generated on the basis of same sector companies with listed CDSs for the same sector and the counterparty’s external rating.

• Discount factor curve.

The Debt Valuation Adjustment (DVA) is a valuation adjustment similar to the CVA, but in this case as a result of the Group’s risk that counterparties assume in OTC derivatives.

C.Key metrics (Trading Market Risk)

Grupo Santander’s trading risk profile remained relatively low in the first half of 2019, in line with previous years, due to the fact that the Group’s activity has traditionally been focused on providing services to its customers, with only limited exposure to complex structured products, and due to the geographic and by risk factor diversification.

Value at Risk (VaR) analysis

During the first half of 2019 year, we maintained our strategy of concentrating our trading activity on customer business, minimizing, where possible, exposures of directional risk opened in net terms.

Evolution of VaR for the first half of 2019.

EUR million. VaR at 99% over a one day horizon.

VaR during the first half of 2019 fluctuated between EUR 7.3 million and EUR 21.6 million, temporarily above the average of the last three years. The most significant variations were related to changes in exchange rate and interest rate exposure and also market volatility. The average VaR for the period was EUR 12.4 million, ending the VaR in June at EUR 16.0 million.

The following histogram shows the distribution of risk in terms of VaR in the first six months of 2019. The accumulation of days with levels of between EUR 8.5 million and EUR 17.5 million (94%) is shown. Values higher than EUR 17.5 million (6%) largely occur in periods affected by temporary spikes in volatility, mainly in the Brazilian reai against the US dollar and also in Brazilian interest rates.

VaR Histogram

VaR at 99%, over a one day horizon. Number of days (%) in each range for the first half of 2019.

Risk by factor

The minimum, average, maximum and final values in VaR terms at 99% for the first six months of 2019 are displayed in the following table:

VaR statistics by risk factor

EUR million. VaR at 99%, with one day time horizon

	VaR (99%)
	Minimum	Average	Maximum	Latest
Total trading
Total	7.3	12.4	21.6	16.0
Diversification effect	(0.4)	(8.1)	(21.2)	(11.1)
Interest rate	7.0	10.8	17.6	15.5
Equities	1.0	2.5	15.3	3.2
Exchange rate	1.8	3.6	7.2	4.8
Credit spread	2.3	3.6	4.8	3.5
Commodities	0.0	0.0	0.1	0.0

Europe
Total	4.2	5.9	9.5	5.9
Diversification effect	(3.6)	(6.0)	(8.6)	(6.4)
Interest rate	3.6	5.4	10.6	4.4
Equities	0.4	0.9	2.3	2.2
Exchange rate	1.1	2.0	3.5	2.2
Credit spread	2.3	3.6	5.1	3.5
Commodities	0.0	0.0	0.0	0.0

South America
Total	5.8	10.0	20.7	10.8
Diversification effect	(1.0)	(3.7)	(7.7)	(2.2)
Interest rate	5.6	8.4	16.0	7.0
Equities	0.6	2.3	7.0	2.0
Exchange rate	0.6	2.3	5.5	3.8
Credit Spread	0.2	0.2	1.1	0.2
Commodities	0.0	0.0	0.1	0.0

North America
Total	1.5	3.1	5.0	4.9
Diversification effect	(0.4)	(1.0)	(2.2)	(1.9)
Interest rate	1.5	2.4	3.5	2.6
Equities	0.1	0.2	0.3	0.1
Exchange rate	0.4	1.5	4.0	4.0
Credit Spread	0.0	0.0	0.0	0.0
Commodities	0.0	0.0	0.0	0.0

The average VaR in the first half of 2019, EUR 12.4 million, was higher than the average VaR in the first half of 2018, EUR 10.4 million, mainly due to a slight increase in interest rate risk (EUR 10.8 million vs. EUR 10.4 million), in Equities risk (EUR 2.5 million vs. EUR 2.3 million) and lower diversification effect (EUR -8.1 million vs EUR -10.3 million).

VaR evolution by risk factor

EUR million. VaR at 99% with one day time horizon (15 day moving average)

Gauging and contrasting measures

Actual losses can differ from those forecast by the VaR for various reasons related to the limitations of this metric, which are set out in detail later in the section on the methodologies. The Group regularly analyses and contrasts the accuracy of the VaR calculation model in order to confirm its reliability.

The most important test consists of backtesting exercises, analysed at the local and global levels and in all cases with the same methodology. Backtesting consists of comparing the forecast VaR measurements, with a certain level of confidence and time frame, with the real results of losses obtained in a same time frame. This enables anomalies in the VaR model of the portfolio in question to be detected (for example, shortcomings in the parameterization of the valuation models of certain instruments, not very adequate proxies, etc.).

Santander calculates and evaluates three types of backtesting:

• “Clean” backtesting: the daily VaR is compared with the results obtained without taking into account the intraday results or the changes in the portfolio’s positions. This method contrasts the effectiveness of the individual models used to assess and measure the risks of the different positions.

• Backtesting on complete results: the daily VaR is compared with the day’s net results, including the results of intraday operations and those generated by fees and commissions.

• Backtesting on complete results without mark-ups or fees: the daily VaR is compared with the day’s net results from intraday transactions but excluding those generated by mark-ups and fees. This method aims to give an idea of the intraday risk assumed by the Group treasuries.

In the last twelve months, for the first type and for the total portfolio, there were three exceptions to VaR at 99% (days on which the daily loss was higher than VaR) caused by the strong variations in exchange rates and interest rates in Brazil and Mexico motivated by the general elections volatility. There were three exceptions to VaE (days on which the daily profit was higher than VaE) caused by strong shifts in the exchange rates of emerging economies. All exceptions occurred in 2018, with no exceptions recorded in the first half of 2019.

Derivatives risk management

Derivatives activity is mainly focused on commercialisation of investment products and on hedging risks for our customers. Management is focused on ensuring that the net risk opened is the lowest possible.

These transactions include options on equities, fixed income and exchange rates. The units where this activity mainly takes place are: Spain, Brazil, the UK and Mexico.

Risk of derivatives (in terms of VaR Vega at 99%, over a one day horizon) moved in the first half of 2019 in a range between EUR 0.8 million and EUR 3.0 million.

The Group continues to have a very limited exposure to instruments or complex structured assets, showing a management culture for which prudence in risk management is one of its hallmarks in risk management. At the end of the first half of 2019, the Group had:

• Hedge funds: the exposure was EUR 18 million, all of it indirect, acting as counterparty in derivatives transactions. The risk with this type of counterparty is analysed case by case, establishing percentages of collateralization on the basis of the features and assets of each fund.

• Monolines: no exposure at the end of June 2019.

The Group’s policy for approving new transactions related to these products remains very prudent and conservative. It is subject to strict supervision by the Group’s senior management. Before approving a new transaction, product or underlying asset, the Risk division verifies:

• The existence of an appropriate valuation model to monitor the value of each exposure: Mark-to-Market, Mark-to-Model or Mark-to-Liquidity.
• The availability in the market of observable data (inputs) needed to be able to apply this valuation model.

And provided these two conditions are always met:

• The availability of adequate systems, duly adapted to calculate and monitor every day the results, positions and risks of new transactions.
• The degree of liquidity of the product or underlying asset, in order to make possible their coverage when deemed appropriate.

Scenario analysis

Various stress scenarios were calculated and analysed regularly in the first half of 2019 (at least monthly) at the local and global levels for all the trading portfolios and using the same risk factor assumptions.

Worst Case scenario

This scenario is given particular attention as it combines historic movements of risk factors with a historic volatility equivalent to ±3 and ± 6 standard deviations. The scenario is defined by taking for each risk factor the movement which represents the largest potential loss in the portfolio.

At the end of June 2019, that scenario implied, for the global portfolio, interest rate rises in South American and European markets and falls in North American markets, stock market falls, depreciation of all currencies against the euro, and increases in credit spreads. The results for this scenario at the end of June 2019 are shown in the following table.

Stress scenario: worst case. EUR million

	Interest rate	Equities	Exchange rate	Credit spread	Commodities	Total
Total trading	(54.9)	(23.9)	(23.2)	(10.1)	0.0	(112.1)
Europe	(1.7)	(17.3)	(3.1)	(10.1)	0.0	(32.2)
South America	(41.5)	(6.2)	(13.7)	(0.0)	0.0	(61.4)
North America	(11.7)	(0.4)	(6.4)	0.0	0.0	(18.5)

The stress test shows that the economic loss suffered by the Group in its trading portfolios, in terms of the mark to market (MtM) result would be EUR 112.1 million, if the stress movements defined in the scenario materialized in the market. This loss would be concentrated in South America (in the following order: interest rate, exchange rate and equities).

Other global stress test scenarios

‘Abrupt crisis’: an ad-hoc scenario with sharp market movements. Rise in interest rate curves, sharp falls in stock markets, strong appreciation of the dollar against other currencies, rise in volatility and in credit spreads.

‘Subprime crisis’: historic scenario of the US mortgage crisis. The objective of the analysis was to capture the impact on results of the reduction in liquidity in the markets. Two time horizons were used (one day and 10 days), and in both cases there were falls in stock markets and in interest rates in core markets and rises in emerging markets, and appreciation of the US dollar against other currencies.

‘Plausible Forward Looking Scenario’: a hypothetical plausible scenario defined at local level in market risk units, based on the portfolio positions and their expert judgement regarding short-term changes in market variables which can have a negative impact on such positions.

‘EBA adverse scenario’: the scenario proposed by the EBA in April 2014 as part of the EBA 2014 EU-Wide Stress Test and updated in January 2016. It was initially conceived as an adverse scenario proposed by European banks thinking in terms of a 2014-2016 time horizon and subsequently updated to the 2016-2018 time horizon. It reflects the systemic threats which are considered to be the most serious threats to the stability of the banking sector in the European Union.

Analysis of reverse stress tests, which are based on establishing a predefined result (unfeasibility of a business model or possible insolvency) and subsequently the risk factor scenarios and movements which could cause that situation are identified.

On a monthly basis, a stress test assessment report is performed containing explanations of the main results variations for the different scenarios and units. An early warning mechanism has also been established so that when the loss for a scenario is high in historic terms and/or in terms of the capital consumed by the portfolio in question, the relevant business executive is informed.

D.Structural balance sheet risks management

System for controlling limits

As already stated for the market risk in trading, under the annual limits plan framework, limits are set for balance sheet structural risks, responding to the Group’s risk appetite level.

The main limits are:

• Balance sheet structural interest rate risk:

• Limit on the sensitivity of net interest income in 1 year.

• Limit on the sensitivity of equity value.

• Structural exchange rate risk:

• Net position in each currency (for results hedging positions).

In the event one of these limits or their sub limits is exceeded, the risk management executives must explain the reasons and facilitate the actions to correct it.

Methodologies

a) Structural interest rate risk

The Group analyses the sensitivity of its net interest income and equity value to changes in interest rates. This sensitivity arises from differences in maturity dates and interest rate repricing gaps in the various balance sheet items.

Taking into consideration the balance-sheet interest rate position and the market situation and outlook, the necessary financial actions are adopted to align this position with that desired by the Group. These measures can range from opening positions on markets to the definition of the interest rate features of commercialised products.

The metrics used by the Group to control interest rate risk in these activities are the repricing gap, the sensitivity of net interest margin and market value of equity to changes in interest rates, the duration of capital and value at risk (VaR) for economic capital calculation purposes.

b) Interest rate gap on assets and liabilities

This is the basic concept for identifying the Group’s interest rate risk profile and it measures the difference between the volume of sensitive assets and liabilities on and off balance sheet that re-price (i.e. that mature or are subject to rate revisions) at certain times (called, buckets). This provides an immediate approximation of the sensitivity of the entity’s balance sheet and its net interest income and equity value to changes in interest rates.

c) Net interest income (NII) sensitivity

This is a key measure of the profitability of balance sheet management. It is calculated as the difference which arises in the net interest income during a certain period of time due to a parallel movement in interest rates. The standard period for measuring net interest income sensitivity is one year.

d) Economic value of equity (EVE) sensitivity

This measures the interest rate risk implicit in equity value (which for the purposes of interest rate risk is defined as the difference between the net current value of assets and the net current value of liabilities outstanding), based on the impact that a change in interest rates would have on those current values.

e) Treatment of liabilities without defined maturity

In the corporate model, the total volume of the balances of accounts without maturity is divided between stable and unstable balances which are obtained from a model that is based on the relationship between balances and their own moving averages.

From this simplified model, the monthly cash flows are obtained and used to calculate NII and EVE sensitivities.

This model requires a variety of inputs:

• Parameters inherent in the product.

• Performance parameters of the client (in this case analysis of historic data is combined with the expert business view).

• Market data.

• Historic data of the portfolio.

f) Pre-payment treatment for certain assets

The pre-payment issue mainly affects fixed-rate mortgages in units where the relevant interest rate curves for the balance sheet are at low levels. This risk is modelled in these units, and this can also be applied, with some modifications, to assets without defined maturity (credit card businesses and similar).

The usual techniques used to value options cannot be applied directly because of the complexity of the factors that determine borrower pre-payments. As a result, the models for assessing options must be combined with empirical statistical models that seek to capture pre-payment performance. Some of the factors conditioning this performance are:

• Interest rate: the differential between fixed rates on the mortgage and the market rate at which it could be refinanced, net of cancellation and opening costs.

• Seasoning: reflects the existing trend of lower prepayments at the beginning of the transaction’s life-cycle, which then increase and stabilises as time goes by.

• Seasonality: redemptions or early cancellations tend to take place at specific dates.

• Burnout: decreasing trend in the speed of pre-payment as the instrument’s maturity approaches, which includes:

a) Age: defines low rates of pre-payment.

b) Cash pooling: defines those loans that have already overcome various waves of interest rate falls as more stable. In other words, when a loan portfolio has passed one or more cycles of downward rates and thus high levels of pre-payment, the ‘surviving’ loans have a significantly lower prepayment probability.

c) Other: geographic mobility, demographic, social and available income factors, etc.

The series of econometric relationships that seek to capture the impact of all these factors is the probability of pre-payment of a loan or pool of loans and is denominated the pre-payment model.

g) Value at Risk (VaR)

For balance sheet activity and investment portfolios, this is defined as the 99% percentile of the distribution function of losses in equity value, calculated based on the current market value of positions and returns over the last two years, at a particular level of statistical confidence over a certain time horizon. As with trading portfolios, a time frame of two years or at least 520 days from the reference date of the VaR calculation is used.

The Group is working on implementing the guidelines published by the EBA on management of interest rate risk in the banking book (Irrbb), published in July 2018 and applicable in 2019.

h) Structural foreign exchange rate risk/hedging of results

These activities are monitored via position measurements, VaR and results, on a monthly basis.

i) Structural equity risk

These activities are monitored via position measurements, VaR and results, on a monthly basis.

E. Key metrics (structural balance sheet risks)

The market risk profile inherent in Grupo Santander’s balance sheet, in relation to its asset volumes and shareholders’ funds, as well as the budgeted financial margin, remained moderate in the first half of 2019, in line with previous years.

The interest rate risk originated by commercial banking in each unit is transferred to its management – through an internal risk transfer system – to the local financial division, which is responsible for the subsidiary’s structural risk management generated by interest rate fluctuations. The Group’s usual practice is to measure interest rate risk by using statistical models, relying on mitigation strategies of structural risk using interest rate instruments, such as fixed income bond portfolios and derivative instruments to maintain the risk profile at levels that are appropriate to the risk appetite approved by senior management.

Structural interest rate risk

Europe

The main balance sheets, the Parent and United Kingdom, in mature markets and in a low interest rate setting, usually show positive sensitivities to interest rates in economic value of equity and net interest income.

Exposure levels in all countries are moderate in relation to the annual budget and capital levels.

At June 2019, net interest income risk at one year, measured as sensitivity to parallel changes in the worst-case scenario of ±100 basis points, was concentrated in the British pound yield curve at EUR 186 million, the Euro, at EUR 82 million, the Polish zloty, at EUR 59 million, and the US dollar, at EUR 20 million, all of them related to risks of rate cuts.

Net interest income (NII) sensitivity

% of the total

Other: Portugal and SCF.

At the same date, the most relevant risk in economic value of equity, measured as its sensitivity to parallel changes in the worst-case scenario of ±100 basis points, was in the Euro interest rate curve, at EUR 2,235 million, followed by the British pound at EUR 828 million, the USD dollar at EUR 198 million and the Polish zloty at EUR 2 million, all of them related to risks of rate cuts.

Economic value of equity (EVE) sensitivity

% of the total

Other: Poland, Portugal and SCF.

South America

South American balance sheets are usually positioned for interest rate cuts for both economic value and net interest income.

In the first half of 2019, exposure levels in all countries were moderate in relation to the annual budget and capital levels.

At the end of June, net interest income risk over one year, measured as sensitivity to parallel changes in the worst case scenario of ±100 basis points, was concentrated in two countries, Chile (EUR 31 million) and Brazil (EUR 11 million) as shown in the chart below.

Net interest income (NII) sensitivity

% of the total

Other: Argentina, Peru and Uruguay.

Risk to the economic value of equity over one year, measured as sensitivity to parallel changes in the worst case scenario of ±100 basis points, was also concentrated in Chile (EUR 335 million) and Brazil (EUR 467 million).

Economic value of equity (EVE) sensitivity

% of the total

Other: Argentina, Peru and Uruguay.

North America

North American balance sheets usually show positive sensitivities to interest rates in economic value of equity and net interest income, except for economic value of equity in Mexico.

In the first half of 2019, exposure levels in all countries were moderate in relation to the annual budget and capital levels.

At the end of June, net interest income risk over one year, measured as sensitivity to parallel changes in the worst case scenario of ±100 basis points, was concentrated in USA (EUR 154 million) as shown in the chart below.

Net interest income (NII) sensitivity

% of the total

Risk to the economic value of equity over one year, measured as sensitivity to parallel changes in the worst case scenario of ±100 basis points, was also concentrated in USA (EUR 709 million).

Economic value of equity (EVE) sensitivity

% of the total

Structural foreign exchange rate risk/hedging of results

Structural exchange rate risk arises from Group transactions in foreign currencies, mainly related to permanent financial investments, results and the hedging of both.

This management is dynamic and seeks to limit the impact on the core capital ratio from foreign exchange rates movements.

At the end of June 2019, the largest exposures of permanent investments (with their potential impact on equity) were, in the following order, in Brazilian reais, US dollars, UK pounds sterling, Chilean pesos, Mexican pesos and Polish zlotys. The Group hedges some of these positions of a permanent nature with foreign exchange-rate derivatives.

In addition, the financial area is responsible for managing foreign exchange rate risk for the Group’s expected results and dividends in units where the base currency is not the euro.

Structural equity risk

The Group maintains equity positions in its banking book in addition to those of the trading portfolio. These positions are maintained as equity instruments or as equity stakes, depending on the percentage or control.

The equity portfolio available for the banking book at the end of June 2019 was diversified in securities in various countries, for example Spain, China, Morocco and Poland among others. Most of the portfolio is invested in financial activities and insurance sectors. Among other sectors, to a lesser extent, are for example real estate activities or public administrations.

Structural equity positions are exposed to market risk. VaR is calculated for these positions using market price data series or proxies. As of the end of June 2019, the VaR at 99% with a one day time frame was EUR 187.4 million (EUR 180.1 and EUR 261.6 million at the end of 2018 and 2017, respectively).

Structural VaR

A standardised metric such as VaR can be used for monitoring total market risk for the banking book, excluding the trading activity of SCIB (the VaR for this activity was described previously), distinguishing between fixed income (considering both interest rates and credit spreads on ALCO portfolios), exchange rate and equities.

In general, structural VaR is not high in terms of the Group’s volume of assets or equity.

Structural VaR

EUR million. VaR at 99% with one day time horizon.

	2019				2018		2017
	Minimum	Average	Maximum	Latest	Average	Latest	Average	Latest
Structural VaR	451.2	477.9	503.9	476.5	568.5	556.8	878.0	815.7
Diversification effect	(253.3)	(288.3)	(335.8)	(233.1)	(325.0)	(267.7)	(337.3)	(376.8)
VaR interest rate*	215.1	265.8	324.5	215.1	337.1	319.5	373.9	459.6
VaR exchange rate	307.1	315.4	327.8	307.1	338.9	324.9	546.9	471.2
VaR equities	182.3	185.0	187.4	187.4	217.6	180.1	294.5	261.6

* Includes credit spread VaR on ALCO portfolios.

F.Pension and actuarial risks

Pension risk

In managing the risk associated with the defined benefit employee pension funds, the Group assumes the financial, market, credit and liquidity risks incurred in connection with the fund’s assets and investments and the actuarial risks arising from the fund’s liabilities, i.e. the pension obligations to its employees.

The aim pursued by the Group in pensions risk control and management is primarily to identify, measure, follow up, control, mitigate and report this risk.

The Group’s priority is to therefore identify and mitigate all clusters of pension’s risk.

This is why the methodology used by the Group estimates every year the combined losses in assets and liabilities under a defined stress scenario from changes in interest rates, inflation, stocks markets and real estate prices, as well as credit and operational risk.

Actuarial risk

Actuarial risk arises due to biometric changes in the life expectancy of those with life insurance, from the unexpected increase in the compensation envisaged in non-life insurance and, in any case, from unexpected changes in the performance of insurance takers in the exercise of the options envisaged in the contracts.

A distinction is made between the following actuarial risks:

Risk of life liability: risk of loss in the value of life assurance liabilities caused by fluctuations in risk factors that affect these liabilities:

• Mortality/longevity risk: risk of loss due to changes in the value of liabilities as a result of changes in the estimate of the probability of death/survival of insureds.
• Morbidity risk: risk of loss due to changes in the value of liabilities as a result of changes in the estimate of the probability of disability/incapacity of insureds.

• Redemption/fall risk: risk of loss due to changes in the value of liabilities as a result of the early termination of the contract or changes in the policyholders’ exercise of rights with regard to redemption, extraordinary contributions and/or paid up options.

• Expense risk: risk of loss due to changes in the value of liabilities arising from adverse variances in expected expenses.
• Catastrophe risk: losses caused by the occurrence of catastrophic events that increase the entity’s life liabilities.

Risk of non-life liability: risk of loss from the change in the value of the non-life insurance liability caused by fluctuations in risk factors that affect these liabilities:

•	Premium risk: loss derived from the insufficiency of premiums to cover the disasters that might occur.
•	Reserve risk: loss derived from the insufficiency of reserves for disasters, already incurred but not settled, including costs for management of these disasters.

•	Catastrophe risk: losses caused by catastrophic events that increase the Group’s non-life liability.

G.Management of structural liquidity

Structural liquidity management aims to finance the Group’s recurring activity in optimum conditions of maturity and cost and avoid assuming undesired liquidity risks.

Given the retail nature of the Group, commercial branches have continued taking deposits following the selective financing strategy of the Group considering their costs.

Notwithstanding the aforementioned, the different Group companies have maintained frequent issuance activity in the different wholesale funding markets during the year in order to continue strengthening their liquidity position and presence in the markets and take advantage of the better market conditions. The Group issued in the first half of 2019 €18,713 million of medium- and long-term issues, of which €12,255 million was senior debt, €4,511 million was covered bonds and  €1,947 million were TLAC (Total Loss Absorbing Capacity) eligible instruments of which €885 million was senior non-preferred and €1,062 million was preference shares . Maturities of medium- and long-term debt amounted to €13,919 million in the first half of 2019, of which €8,201 million was senior debt, €2,096 million was covered bonds, €158 million was senior non-preferred, €648 million was subordinated debt and €2,816 million was preference shares. Additionally, securitizations placed in the market amounted to €7,885 million and maturities followed a similar pattern.

In short, all these actions have contributed to strengthen the Group’s balance sheet and capital base and helped to maintain an appropriate liquidity position.

The main aspects in relation to structural management of liquidity during the first half of 2019 were:

• Adequate position of structural liquidity. We are essentially a retail bank. Therefore, customer deposits are the main source of funds in our financing structure. These deposits, together with capital and similar instruments, enable us to address most of the Group’s liquidity needs.

Diversification of markets and instruments to obtain liquidity. We have an active presence in several wholesale markets, across the different countries where the Group operates. This strategy limits our dependence on specific markets and allows us to maintain a comfortable capacity of recourse to the markets.

• As of June 30, 2019, the balance sheet of the Group was solid, as befits the Group’s retail nature. Lending, which accounted for around 75% of net assets, was fully financed by customer deposits and medium and long term funding. The Group has an adequate structure of medium and long-term issuances, well diversified by products (including, senior debt, senior non-preferred debt, covered bond, subordinated debt and preferred shares) with a moderately conservative maturity (4.5 years as of June 30, 2019). All of this results in moderate needs of recourse to short term wholesale funding at the Group level.

Excluding securitizations, most medium- and long-term issuance activity has been concentrated on Eurozone and UK, with a moderate contribution from USA and Latin-American countries.

At June 30, 2019, the Group's structural liquidity surplus stood at €173.6 billion on a consolidated basis. This surplus is based mainly on fixed income securities (€199.4 billion) and equities (€15.5 billion), partially offset by short term funding balance (€32.8 billion) and net borrowed deposits from central banks and credit entities (€8.5 billion).

• High capacity to obtain liquidity on the balance sheet. The reserve includes deposits in central banks and cash, unencumbered sovereign debt, undrawn credit lines granted by central banks, as well as other assets eligible as collateral and other undrawn credit lines in official institutions (FHLB, etc.), all of which reinforce the solid liquidity position of the Group and its subsidiaries. As a proof of this sound and ample liquidity position, the Group as a whole exhibits both Liquidity Coverage Ratio (LCR) well above the 100% regulatory limit and a Net Stable Funding Ratio (NSFR), also well above 100%. Levels for both ratios have not substantially changed in the first half of 2019.
• Access to wholesale markets for liquidity on the basis of short and long-term ratings, which remained above the sovereign debt in two of the three main agencies.

• Independence of the subsidiaries in funding within a coordinated liquidity management. The most important subsidiaries obtain their funding in wholesale markets in accordance with their needs, establishing their own liquidity and contingency plans, without recourse to lines from the parent Bank to finance their activity.

• Moderate use of assets as security for structural balance-sheet funding sources that has not materially changed since the end of 2018.

Santander Group performs a continuous internal process to ensure the adequacy of both, its liquidity position and the management, measurement, monitoring and control of its liquidity risk (Group Internal Liquidity Adequacy and Assessment Process). However, in accordance to Santander’s model for liquidity management based on autonomous subsidiaries, this adequacy assessment process in fact encompasses separate adequacy assessment processes at the subsidiary level (each of them an Internal Liquidity Adequacy and Assessment Process), which are complemented and overseen by corporate processes, governance and coordination functions.

All these processes, which are forward looking and integrated into the decision-making and management process, risk management and risk appetite, liquidity planning and overall strategy, have the ultimate objective of ensuring that Group’s entities have and will have adequate liquidity resources to meet their obligations under both normal and stressed conditions and over an appropriate set of time horizons, taking into account all material sources of liquidity risk.

ITEM 7. OTHER DISCLOSURES

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table shows the repurchases of shares made by the Bank or any of its affiliates during the first six months of 2019:

			(c) Total number of shares (or	(d) Maximum number (or
	(a) Total number of	(b) Average price	units) purchased as part of	approximate dollar value) of shares
	shares -or units	paid per share (or	publicly announced plans or	(or units) that may yet be purchased
2019	purchased	unit) in euros	programs	under the plans or programs
January	45,513,559	4.33	―	―
February	13,084,341	4.09	―	―
March	16,148,186	4.09	―	―
April	10,220,092	4.40	―	―
May	22,760,058	4.20	―	―
June	15,935,286	4.07	―	―
Total	123,661,522

During the first six months of 2019, all purchases and sales of equity securities were made in open-market transactions.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 6-K and that it has duly caused and authorized the undersigned to sign this report on its behalf.

BANCO SANTANDER, S.A.

By:	/s/ José G. Cantera
Name:	José G. Cantera
Title:	Chief Financial Officer

Date: August 1, 2019